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SECURITIES AND EXCHANGE COMMISSION
FORM 20-F

(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number:

RINKER GROUP LIMITED
ABN 53 003 433 118
(Exact name of Registrant as specified in its charter)

New South Wales, Australia
(Jurisdiction of incorporation or organisation)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
 None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
 Ordinary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
 None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the date of the Registration Statement: Ordinary shares, fully paid    944,994,496

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes        No  X

        Indicate by check mark which financial statement item the registrant has elected to follow

Item 17        Item 18 X

CONTENTS

Rinker Group Limited demerger from CSR Limited		4
Certain definitions		4
Where you can find more information about Rinker Group Limited		6
Forward-Looking Statements		6
	PART I	8
Item 1	Identity of Directors, Senior Management and Advisors	8
A.	Directors and Senior Management	8
B.	Advisers	9
C.	Auditors	9
Item 2	Offer Statistics and Expected Timetable	9
Item 3	Key Information	9
Currency of Presentation and Exchange Rates		9
A.	Selected Financial Data	11
B.	Capitalization and Indebtedness	13
C.	Reasons for the Offer and Use of Proceeds	14
D.	Risk Factors	14
Item 4	Information on the Rinker group	19
A.	History and Development of the Rinker group	19
B.	Business Overview	21
C.	Organizational Structure	36
D.	Description of Property, Plant And Equipment	37
Item 5	Operating and Financial Review and Prospects	40
Significant Events in fiscal year 2003		40
Events subsequent to March 31, 2003		40
Basis of preparation and presentation		40
Critical accounting policies		41
A.	Management discussion and analysis of the financial results	47
B.	Liquidity and Capital Resources	65
C.	Research and Development, Patents and Licenses	69
D.	Trend Information	69
E.	Off-balance sheet financial arrangements	69
F.	Contractual obligations and commercial commitments	70
G	Major restructuring and rationalization charges and related asset impairment	70
H.	Details of defined benefits pension plans	70
Item 6	Directors, Senior Management, and Employees	73
A.	Details of directors and senior management	73
B.	Remuneration Details of Executive Directors and Senior Management	76
C.	Board Practices	83
D.	Employees	85
E.	Share Ownership	87
Item 7	Major Shareholders and Related Party Transactions	87
A.	Major Shareholders	87

B.	Related Party Transactions	88
C.	Interests of Experts and Counsel	92
Item 8	Financial Information	92
A.	Consolidated Statements and Other Financial Information	92
B.	Significant Changes	94
Item 9	The Offer and Listing	94
A.	Offer and Listing Details	94
B.	Plan of Distribution	97
C.	Markets	97
D.	Selling Shareholders	97
E.	Dilution	97
F.	Expenses of the Issue	97
Item 10	Additional Information	97
A.	Share Capital	97
B.	Overview of the Rinker constitution	97
C.	Material Contracts	100
D.	Exchange Controls	102
E.	Taxation	103
F.	Dividends and Paying Agents	109
G.	Statement by Experts	109
H.	Documents on Display	109
I.	Subsidiary Information	109
J.	Enforcement of Civil Liabilities	109
Item 11	Quantitative and Qualitative Disclosures about Market Risks	110
Item 12	Description of Securities Other Than Equity Securities	111
	PART II	111
Item 13	Defaults, Dividend Arrearages and Delinquencies	111
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	111
	PART III	111
Item 15	Controls and Procedures	111
Item 16	Not Applicable	111
	PART IV	111
Item 17	Financial Statements	111
Item 18	Financial Statements	111
Exhibits		112

Rinker Group Limited demerger from CSR Limited

        On March 28, 2003, the Federal Court of Australia approved the demerger of Rinker Group Limited ("Rinker") from CSR Limited ("CSR"), after shareholders voted in favor of the demerger on March 25, 2003. Rinker was admitted to the official list of the Australian Stock Exchange ("ASX") and its shares were quoted on the stock market conducted by the ASX effective March 31, 2003 (on a deferred settlement basis). In accordance with the terms of the demerger, Rinker issued 944.7 million shares on April 11, 2003.

        This registration statement on Form 20-F relates to the registration of Rinker ordinary shares under Section 12(g) of the Securities Exchange Act of 1934.

  The demerger process

        On November 19, 2002, CSR announced a proposal to demerge Rinker from its building products, sugar and aluminium businesses. As a result of the demerger, CSR continues to hold its interest in its building products, sugar and aluminium businesses and Rinker holds Rinker Materials Corporation ("Rinker Materials") and Readymix Holdings Pty Limited ("Readymix"), both of which were previously held within the CSR group.

        The effect of the demerger was to split shares in CSR into separate investments in two Australian companies, both listed on the ASX:

  •
  Rinker—a focused, heavy building materials group, comprising Rinker Materials in the United States and Readymix in Australia and China; and

  •
  CSR—a diversified company with a portfolio of businesses comprising CSR Building Products (with operations in Australia, Asia and New Zealand), Aluminium and CSR Sugar.

        The demerger has been effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution.

        The demerger was effected in two simultaneous stages. First, CSR reduced its share capital by A$0.84 per share and declared a notional cash dividend of A$0.69 per share. Second, under a scheme of arrangement effected by an order of the Federal Court of Australia and binding on all CSR shareholders and CSR, CSR shareholders agreed to purchase all the shares in Rinker utilizing as consideration their capital reduction and dividend entitlement from CSR. CSR shareholders received one Rinker ordinary share for each CSR share they held on the record date of April 4, 2003 (other than certain CSR shareholders, whose registered addresses were in places where the issuance of Rinker shares is not permitted or was impractical, who instead received the proceeds of sale of those Rinker shares).

        For the demerger to proceed approval was required from a majority in number of CSR shareholders present and voting, and holding at least 75% of the total number of CSR shares voted, at the shareholder's meeting held to consider the demerger. The shareholders' meeting was held on March 25, 2003 and 95.3% of shareholders who voted, representing 99.5% of shares voted, voted in favor of the demerger. The implementation of the demerger was also subject to the approval of the Federal Court of Australia considering the scheme of arrangement, which was approved on March 28, 2003. Rinker shares commenced trading on the official list of the ASX on March 31, 2003 (on a deferred settlement basis).

Certain definitions

        The fiscal year for Rinker ends on March 31. As used throughout this registration statement, unless otherwise stated or the context otherwise requires, the fiscal year ended March 31, 2003 is referred to as fiscal year 2003 and other fiscal years are referred to in a corresponding manner. All other references to years are specified and relate to calendar years.

        References to tonnes herein are to metric tonnes, each of which equals approximately 2,205 pounds or 1.102 short tons. Measures of distance referred to herein are stated in kilometres, each of which equals approximately 0.62 miles. Measures of area referred to herein are stated in square kilometres or hectares; one square kilometre equals 0.3861 square miles and one hectare equals 2.47 acres. Measures of volume referred to herein are stated in cubic metres, each of which equals approximately 1.31 cubic yard.

        Estimates with respect to market size information represent the judgment of the management of Rinker, based on records and experience of Rinker and its subsidiaries as well as information available from industry and government publications and other sources.

        Any discrepancies between totals and sums of components in tables contained in this registration statement are due to rounding.

        Unless otherwise indicated, all references in this registration statement to:

        "associate or associated company" means in relation to Rinker, an entity other than a combined entity, where Rinker has the capacity to influence significantly the financial and operating policies of the entity.

        "ASX" means the Australian Stock Exchange Limited.

        "Australian GAAP" means accounting principles generally accepted in Australia.

        "combined entity," means an entity that Rinker was required to combine within the financial statements.

        "CSR" means CSR Limited, ABN 90 000 001 276, an Australian company.

        "CSR group" means CSR and the entities that CSR must consolidate under Australian GAAP.

        "EBIT" means profit from ordinary activities before finance and income tax in accordance with Australian GAAP.

        "finance" means borrowing costs net of interest income.

        "financial statements" means: (i) the audited combined statement of financial position of the Rinker group as at March 31, 2003 and 2002; and (ii) the audited combined statements of financial performance, changes in shareholders' equity and cash flows of the Rinker group for each of the one-year periods ended March 31 for the years 2003, 2002, and 2001, together with accompanying notes included herein at pages F-1 to F-59. The financial statements have been prepared on the basis that the financial performance and cash flows included in the financial statements assume that the Rinker group existed as a separate economic entity, and that the Rinker group comprised the businesses of Rinker Materials and Readymix and their respective subsidiaries, during all of the periods presented.

        "fiscal year" means financial year ended March 31.

        "GST" means Australian goods and services tax.

        "heritage business" means the business excluding all acquisitions that have not been included in Rinker group companies' prior year operations for the full prior fiscal year.

        "Kiewit" means Rinker Materials Western, Inc. (formerly known as Kiewit Materials Company), a company incorporated in Delaware and acquired by Rinker Materials in September 2002.

        "ordinary shares" means fully paid ordinary shares in the issued capital of Rinker.

        "Readymix" means Readymix Holdings Pty Limited, ABN 87 099 732 297, an Australian corporation, and its subsidiaries.

        "Reuters hedge settlement rate" means the 9:55 a.m. hedge settlement rate at the end of each month in the period, as displayed on the Reuters financial news service.

        "Rinker" means Rinker Group Limited, ABN 53 003 433 118, an Australian corporation.

        "Rinker Materials" means Rinker Materials Corporation, a company incorporated in Georgia, and its subsidiaries.

        "Rinker group" means Rinker and the entities that Rinker must combine in its financial statements.

        "significant items" are those items that by their size, nature or incidence are relevant in explaining the financial performance of the Rinker group, and as such are disclosed separately under Australian GAAP.

        "trading revenue" means revenue received from customers (net of discounts, returns and allowances), including fees for services as agent, rents and royalties.

        "US GAAP" means accounting principles generally accepted in the United States of America.

Where you can find more information about Rinker Group Limited

        Following effectiveness of this registration statement on Form 20-F, Rinker will file periodic reports and other information with the SEC, including an annual report on Form 20-F. The annual report on Form 20-F will include a review of Rinker's operations and annual audited consolidated financial statements prepared in conformity with Australian GAAP. These annual audited consolidated financial statements will include a reconciliation to US GAAP of the material variations in Australian GAAP. Rinker will also furnish to the SEC on Form 6-K its semi-annual consolidated financial statements, prepared in accordance with Australian GAAP, and other material information on Form 6-K that Rinker makes public in Australia or provides to its shareholders.

        You may read and copy any document that Rinker files at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Rinker's filings with the SEC will also be available over the Internet at the SEC's website at sec.gov. Copies of these filings can also be obtained from Rinker upon request. Requests should be directed to Rinker Group Limited, Level 8, Tower B, 799 Pacific Highway, Chatswood, New South Wales 2067, Australia; Attention: Investor Relations. Telephone requests may be directed to the attention of Investor Relations at 61 2 9412 6608.

Forward-Looking Statements

        This registration statement contains a number of forward-looking statements. Such statements can be identified by the use of forward-looking words such as "may", "should", "expect", "anticipate", "estimate", "scheduled" or "continue" or the negative thereof or comparable terminology. Rinker can give no assurances that the expected impact on financial condition, anticipated trading results or returns of entities in the Rinker group would not differ materially from the statements contained in this registration statement.

        Such forward-looking statements are not guarantees of future results or performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Rinker, which may cause actual results of the Rinker group or industry results to differ materially from those expressed or implied in the statements contained in this registration statement. Such factors include, among other things, the following:

  •
  general economic and business conditions in the United States (including the regional economies within the United States) and Australia;

  •
  trends and business conditions in the United States and Australian building and construction industries;

  •
  changes in exchange rates, in particular the rate of exchange between United States dollars and Australian dollars;

  •
  changes in interest rates;

  •
  competition from other suppliers in the industries in which the Rinker group operates;

  •
  changes in the Rinker group's strategies and plans regarding acquisitions, dispositions and business development;

  •
  the Rinker group's ability to efficiently integrate past and future acquisitions; and

  •
  compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to the entities of the Rinker group.

        The foregoing list of factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to investing in Rinker shares, a potential investor should carefully consider the foregoing factors and other uncertainties and potential events. Rinker does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Rinker or on Rinker's behalf. For a discussion of certain of these factors, see "Item 3.D. Risk Factors", and see also "Item 3. Key Information", "Item 4. Information on the Rinker group", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

PART I

Item 1    Identity of Directors, Senior Management and Advisors

A.    Directors and Senior Management

        Following the demerger, the following have been appointed the initial directors and senior managers of Rinker and Rinker group companies.

  Directors of Rinker

Name	Position

David Clarke	Chief Executive Officer and Managing Director
John Morschel	Non-Executive Chairman
Marshall Criser	Non-Executive Director, Deputy Chairman
John Arthur	Non-Executive Director
John Ballard	Non-Executive Director
Walter Revell	Non-Executive Director

  Senior Management of Rinker

Name	Position

David Clarke	Chief Executive Officer and Managing Director
Tom Burmeister	Chief Financial Officer
Peter Abraham	General Counsel and Company Secretary
Debra Stirling	General Manager Corporate Affairs and Investor Relations
David Berger	Vice President, Strategy and Development
Ira Fialkow	Vice President Shared Services and Human Resources

  Senior Management of Rinker Materials

Name	Position

David Clarke	President and Chief Executive Officer
Tom Burmeister	Chief Financial Officer
Duncan Gage	President, Hydro Conduit, Pre-stress and Polypipe
Sharon DeHayes	President, Florida Materials and Gypsum Supply Division
Karl Watson, Sr.	Chief Operating Officer and President, Rinker Construction Materials
Christopher Murphy	President, Rinker Materials West

  Senior Management of Readymix

Name	Position

Karl Watson, Jr.	Chief Executive Officer

        All directors and executive officers of Rinker have the business address of:

    Level 8, Tower B
    799 Pacific Highway
    Chatswood
    NSW 2067
    AUSTRALIA
    Telephone: 61 2 9412 6600
    Facsimile: 61 2 9412 6601

B.    Advisers

        Not applicable

C.    Auditors

    Deloitte Touche Tohmatsu
    Grosvenor Place
    225 George Street
    Sydney, New South Wales 2000
    AUSTRALIA

        The auditors are subject to the requirements of the Institute of Chartered Accountants in Australia.

Item 2    Offer Statistics and Expected Timetable

        Not applicable.

Item 3    Key Information

Currency of Presentation and Exchange Rates

        The Rinker group publishes its financial statements in Australian dollars. In this registration statement, unless otherwise specified herein or the context requires, references to "US$" or "US dollars" are to United States dollars and references to "$" or "A$" are to Australian dollars. Rinker Materials maintains financial records in US dollars.

        For the purposes of this registration statement, Rinker Materials' US$ transactions are translated into Australian dollars at the average of the 9:55 a.m. hedge settlement rate at the end of each month in the period presented and US$ balances are translated into A$ at the 9:55 a.m. hedge settlement rate at fiscal year end, consistent with the requirements of Australian GAAP and US GAAP.

        The following are the average of the monthly rates expressed in US dollars per A$1.00 of the months that have been used to translate Rinker Materials' US$ transaction amounts in this registration statement:

Year ended March 31, 2003	0.5654
Year ended March 31, 2002	0.5112
Year ended March 31, 2001	0.5524

        Unless otherwise stated the following year-end rates, expressed in US dollars per A$1.00 have been used to translate Rinker Materials' US$ balances at March 31 into Australian dollars:

Year ended March 31, 2003	0.6006
Year ended March 31, 2002	0.5285

        This registration statement contains translations of certain Australian dollar amounts into US dollars at the rate of US$0.6045 = A$1.00 which is the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, (the "Noon Buying Rate") on March 31, 2003. The noon buying rates are not used in the preparation of the Rinker group's combined financial statements.

        The following table sets forth, for each of the Rinker group's fiscal years indicated and for the most recent months, the high, low, average and period-end Noon Buying Rates for Australian dollars expressed in United States dollars per A$1.00.

Year ended March 31	At Period End	Average Rate(1)	High	Low
1999	0.6340	0.6177	0.6613	0.5550
2000	0.6062	0.6446	0.6713	0.6017
2001	0.4881	0.5471	0.6005	0.4881
2002	0.5333	0.5124	0.5362	0.4828
2003	0.6045	0.5649	0.6161	0.5270
Month of
December, 2002	0.5625	0.5624	0.5660	0.5589
January, 2003	0.5860	0.5829	0.5922	0.5629
February, 2003	0.6075	0.5955	0.6075	0.5843
March, 2003	0.6045	0.6015	0.6161	0.5905
April, 2003	0.6262	0.6100	0.6262	0.5970
May, 2003	0.6513	0.6468	0.6585	0.6298
June, 2003	0.6713	0.6652	0.6729	0.6583
July, 2003	0.6474	0.6607	0.6823	0.6454
August, 2003	0.6490	0.6518	0.6593	0.6390
September 2003 (through September 23, 2003)	0.6789	0.6592	0.6810	0.6395

(1)
The average of the Noon Buying Rates on the last day of each month during the year or the average for each day of the month as applicable.

On September 23, 2003, the Noon Buying Rate was A$1.00 = US$0.6789.

        The Australian dollar is convertible into United States dollars at freely floating rates and there are currently no restrictions on the flow of Australian currency between Australia and the United States.

A.    Selected Financial Data

        The following table presents selected financial data on the Rinker group. This table should be read in conjunction with "Item 5.—Operating and Financial Review and Prospects," and the financial statements that are included elsewhere in this registration statement.

        As discussed in "Significant accounting policies" in the financial statements included elsewhere in this registration statement, such financial statements have been prepared on a carve-out basis and include the financial position, financial performance and cash flows of Rinker Materials US businesses and the Readymix businesses that were transferred to the Rinker group from CSR prior to the demerger. These financial statements have been prepared from historical accounting records of the CSR group and present all of the operations of the business as if the Rinker group had been a separate economic entity inclusive of all of these businesses for all periods presented. The historical financial information presented in this registration statement is not indicative of the Rinker group's future financial performance. The statement of financial position data as of March 31, 2003 and 2002 and statement of financial performance data for the years ended March 31, 2003, 2002 and 2001 set forth below have been derived from, and are qualified in their entirety by reference to, the financial statements that are included elsewhere in this registration statement. The statement of financial position data as of March 31, 2001, 2000 and 1999 and statement of financial performance data for the years ended March 31, 2000 and 1999 set forth below are derived from the Rinker group's unaudited accounting records for those periods and have been prepared on a basis consistent with the financial statements. With respect to the US GAAP selected financial data, information for the Rinker group is only provided for fiscal years 2003 and 2002 in this registration statement.

        The Rinker group's financial statements are prepared in accordance with Australian GAAP, which differ in certain material respects from US GAAP. See Note 38 to the financial statements that are included elsewhere in this registration statement for a description of the principal differences between Australian GAAP and US GAAP as they relate to the Rinker group and a reconciliation of net profit and shareholders' equity for the years and as at the dates therein indicated.

        Differences between Australian GAAP and US GAAP for fiscal year 2003 relate principally to the accounting for revaluation of non-current assets (A$13.5 million) and amortization of goodwill (A$83.0 million).

		As of and for the year ended March 31,
		Dollars in million, except per share data and employees
						(Unaudited)
		2003(1)	2003	2002	2001	2000	1999
		US$	A$	A$	A$	A$	A$
Amounts in accordance with Australian GAAP
Statement of Financial Position Data
Total assets		3,866	6,395	5,462	5,804	3,680	3,424
Total liabilities		1,969	3,258	2,907	3,058	1,768	1,635
Contributed equity		1,382	2,285	1,828	1,865	1,726	1,738
Net assets		1,896	3,137	2,555	2,746	1,912	1,789
Statement of Financial Performance Data
Trading revenue		3,163	5,232	5,041	4,512	3,739	3,823
Operating profit		400	661	629	530	442	327
Profit from ordinary activities before finance and income tax ("EBIT")	(6)	422	698	646	497	445	354
Borrowing costs net of interest income ("finance")		(63)	(104)	(124)	(132)	(47)	(56)
Income tax expense		(126)	(208)	(192)	(143)	(146)	(108)
Net (profit) loss attributable to outside equity interests		(3)	(4)	(1)	4	—	(1)
Net profit attributable to members of Rinker	(5)	231	382	329	225	252	189
Per Share Information
Weighted average number of ordinary shares	(2)	944.7	944.7	944.7	944.7	944.7	944.7
Basic and diluted earnings per share	(3)	0.24	0.40	0.35	0.24	0.27	0.20
Dividends provided for or paid per share	(4)	0.01	0.02	—	0.21	0.16	0.17
Other
Capital expenditure (on accrual basis)		757	1,253	476	1,582	447	454
Depreciation and amortization		225	372	354	304	207	213
Employees at fiscal year end		13,030	13,030	11,354	11,417	10,396	9,804
Amounts in accordance with US GAAP
Total assets		3,835	6,345	5,421
Net assets		1,796	2,971	2,407
Trading revenue		3,163	5,232	5,041
Operating profit		450	744	629
Net profit attributable to members of Rinker	(5)	277	459	328
Basic and diluted earnings per share	(3)	0.30	0.49	0.35

(1)
For convenience of the reader, selected financial data for the year ended March 31, 2003 have been translated at the Noon Buying Rate on March 31, 2003 of US$0.6045 = A$1.00. This is not necessarily the same rate at which underlying transactions are translated from US$ to A$, as discussed above under "Currency of Presentation and Exchange Rates."

(2)
As a result of the demerger from CSR, 944.7 million Rinker ordinary shares were listed on the ASX on March 31, 2003 (on a deferred settlement basis), prior to being issued on April 11, 2003. Prior to that time Rinker was a 100% owned subsidiary of CSR. The weighted average number of ordinary shares assumes that same number of shares existed throughout the periods stated above.

(3)
Based on the 944.7 million Rinker ordinary shares issued and outstanding subsequent to the demerger. Diluted earnings per share are equivalent to basic earnings per share as there are no potentially dilutive securities outstanding for all periods presented.

(4)
The dividends were paid to CSR when Rinker was a wholly owned subsidiary. Dividend per share information has therefore been based on the 944.7 million shares issued and outstanding subsequent to the demerger. These amounts are not necessarily representative of the amount that would have been paid if Rinker had been a separate publicly listed company.

(5)
Income from continuing operations is the same as net profit attributable to the members of Rinker, and income from continuing operations per share is the same as basic earnings per share.

(6)
Throughout this registration statement "EBIT" means profit from ordinary activities before finance and income tax in accordance with Australian GAAP.

B.    Capitalization and Indebtedness

        The following tables set out the capitalization of the Rinker group at March 31, 2003, including short-term indebtedness, in accordance with Australian GAAP and US GAAP.

(in A$ millions)	At March 31, 2003 Actual	As adjusted for material changes subsequent to March 31, 2003
Amounts in Accordance with Australian GAAP
Short-term debt(1)	269.2	13.9
Long-term debt(2)
Secured	148.3	148.3
Unsecured	1,602.4	1,602.4
Shareholders' equity	3,120.3	3,120.3
Total Capitalization	5,140.2	4,884.9
	At March 31, 2003 Actual	As adjusted for material changes subsequent to March 31, 2003
Amounts in Accordance with US GAAP(3)
Short-term debt(1)	269.2	13.9
Long-term debt(2)
Secured	148.3	148.3
Unsecured	1,602.4	1,602.4
Shareholders' equity	2,954.2	2,954.2
Total Capitalization	4,974.1	4,718.8

(1)
A$255.3 million of short-term debt was paid on April 2, 2003 with cash received from CSR Limited. See the Combined statement of financial position and Note 19 to the financial statements included elsewhere in this registration statement.

(2)
Debt maturing in excess of 12 months from year end. On August 8, 2003, US$100 million in unsecured debt proceeds maturing in August 2010 were received. These funds have been or will be used to pay down existing non-current unsecured bank line drawings (A$166.5 million at March 31, 2003). See discussion of A$499.1 million of unsecured 2004 and 2005 bonds still guaranteed by CSR Limited under "Item 5.B—Liquidity and capital resources—US$ bonds".

(3)
For a discussion of the principal differences between Australian GAAP and US GAAP, and a reconciliation to US GAAP net profit and shareholders' equity, see Note 38 to the financial statements.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        Rinker group entities are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions, particularly in the United States and Australia. Certain of these risks are described below. Rinker group entities could also be subject to other risks that management has not anticipated.

        Rinker group's operations are dependent to a significant extent on demand across the construction industry economic cycle and the Rinker group's revenues and profits in future periods may fluctuate with that cycle.

        The activity of businesses in the Rinker group is dependent on the level of activity in the construction industry in the various regional markets in the United States and in Australia where Rinker group companies operate. The construction industry in a given geographic market has historically tended to be cyclical. Within each geographic region construction industry spending can vary significantly from peak to trough through the business cycle. The construction industry is also very sensitive to fluctuations in general economic activity in the particular economy. Rinker estimates that a 1% revenue change in volumes across the Rinker group as a whole, without regard to the different cycles within each industry, region, or market, would have an annual impact on revenue of approximately A$50 million and on EBIT of approximately A$15 million. Rinker is not able to predict the timing, extent or duration of the business cycles or economic downturns in the construction industry in the geographic regions in which Rinker group companies operate. Because many of Rinker group's costs are fixed, if an extended downturn in one or more segments of the construction industry occurs, particularly in Florida or Arizona in the US and, to a lesser degree, in Australia, companies in the Rinker group may not readily be able to reduce their costs in proportion to the extent of the downturn. Any significant or extended downturn in the construction industry in those geographic regions will negatively affect the Rinker group's financial performance and condition where revenues fail to grow or fall and costs do not move to compensate. An overview of the United States and Australian markets is included in "Item 4—Information on the Rinker group".

        The Rinker group's operations are dependent to a significant extent on demand in selected key US states and the Rinker group's revenues and hence profits in future periods may fluctuate with the underlying industry economic cycle of those states.

        A significant proportion of the Rinker group's revenue was generated from Florida (38%) and Arizona (12%), with adjustment to include a full year's results of the September 2002 Kiewit Materials acquisition, in the year ended March 31, 2003. As a result, fluctuations in the underlying economic cycle may result in variations in EBIT in similar proportion to the overall margin impact on Rinker as previously described for the construction industry cycle. The Rinker group is especially dependent on market demand for its heavy building materials products in those markets. A downturn in demand in the residential or other heavy building materials markets in these states could have a significant adverse impact on the Rinker group's financial performance and condition where revenues fail to grow or fall and costs do not move to compensate.

        Government funded construction activity in the US may be lower in future periods and the Rinker group's revenues and profits in future periods may fluctuate depending on the level of Government funding of civil construction.

        The Rinker group's largest exposure to the US civil construction sector is in roads, highways and bridges. Approximately 20% of the Rinker group's revenue for its year ended March 31, 2003 was estimated to be related to the US civil construction sector. Funding for these infrastructure projects in the US has largely arisen from the Federal Highway Program, Transport Equity Act for the 21st Century (TEA 21), covering the period from September 1997 to September 2003, although the various states also contribute funds. The Rinker group has its operations in a number of states in which funding has historically exceeded the US national average. New arrangements are expected to be put in place at the conclusion of TEA 21 in September 2003 and new funding levels for the period 2004 to 2009 are currently being discussed. Rinker can give no assurance as to the anticipated level of future US federal or state infrastructure funding levels. Any significant decrease in such funding levels may negatively affect the Rinker group's financial performance and condition where revenues fail to grow or fall and costs do not move to compensate.

        The Rinker group could be affected by currency fluctuations. If the A$ strengthens relative to the US$, reported revenues and profits may fall.

        The Rinker group's assets, earnings and cash flow are influenced by movements in exchange rates of other currencies relative to the A$, particularly movements relative to the US$. Approximately 80% of the Rinker group's revenues and costs have historically been, and are expected to continue to be, denominated in US$. Because Rinker's financial statements are presented in A$, an increase in the value of the A$ relative to the US$ would have an adverse effect on Rinker's reported financial performance. For transactions originally denominated in US$, each one cent increase or decrease in the US$/A$ exchange rate used in the statement of financial performance for the year ended March 31, 2003 ($0.60) would have resulted in an estimated A$4 million change in the Rinker group's reported net profit. Details on currency risks are included in "Item 11—Quantitative and Qualitative Disclosure about Market Risks".

        The Rinker group could be affected by interest rate fluctuations. If interest rates rise, borrowing costs may be higher and higher interest rates may adversely affect construction activity levels.

        The Rinker group's external borrowings at March 31, 2003 were A$2,019.9 million of which, prior to the effect of interest rate swaps, approximately A$830 million or 41% was paying interest at variable rate. Taking into account around A$580 million of variable to fixed rate interest rate swaps in place at March 31, 2003, the Rinker group's net variable interest rate borrowings were approximately A$245 million or 12% of gross debt. Accordingly, movements in interest rates may impact the Rinker group's debt servicing obligations and borrowing costs, impacting its financial performance. Rinker estimates that based on the amount of its outstanding indebtedness at March 31, 2003, a 1% increase in variable interest rates would have had approximately an A$2 million (approximately US$1.3 million) adverse impact on the Rinker group's net profit for the year ended March 31, 2003.

        An increase in interest rates may also reduce construction activity levels within both the residential and commercial segments of the market. This could have an adverse impact on the Rinker group's financial performance where revenues fail to grow or fall and costs do not move to compensate. Details on interest rate risks are included in "Item 11—Quantitative and Qualitative Disclosure about Market Risks".

        The Rinker group has grown significantly through acquisitions and may be unable to continue its growth by this means if suitable opportunities cannot be identified. The Rinker group's performance is also affected by its ability to integrate any acquisitions into its existing operations.

        The Rinker group has grown significantly in recent years through acquisitions, most recently through the acquisition of Kiewit Materials Company ("Kiewit") in September 2002. A key element of the Rinker group's growth strategy is to continue its acquisition strategy. The Rinker group's ability to realize benefits from future acquisitions depends, in large part, on its ability to integrate the acquired businesses with its existing operations in a timely and effective manner. No assurance can be given that the Rinker group's efforts to integrate any future acquisitions will be successful. The Rinker group's acquisition strategy also depends on its ability to identify and acquire suitable assets at desirable prices.

No assurance can be given that the Rinker group will be successful in identifying or acquiring suitable assets at acceptable prices in the future. During the last three fiscal years, approximately two-thirds of the Rinker group's growth in EBIT has been attributable to acquisitions. To the extent the Rinker group fails to be successful in acquiring suitable assets at acceptable prices in the future, it is unlikely to be able to continue to grow its earnings at the same rate as it has done in the recent past.

        Rinker may need to pay for all or part of the purchase price for any future acquisitions with its ordinary shares. These acquisitions and investments, if they were to occur, could have a diluting effect for Rinker's shareholders and, whether they are paid for in cash or Rinker shares may cause Rinker's share price to decrease.

        The Rinker group may be affected by problems in recently acquired businesses. Unforeseen problems may impact future profits.

        The Rinker group has completed a number of significant acquisitions during recent years as detailed in "Item 4—Information on the Rinker group". While various forms of warranties and indemnities exist with respect to most of these acquisitions, there can be no assurance that the Rinker group has anticipated all problems of these businesses or that losses associated with these recently acquired businesses may come to light prior to the expiration of such warranty and indemnity protections, or that the Rinker group will in all cases be able to enforce such provisions against the parties making the indemnities. If problems arise they may impact the Rinker group's future profit if the Rinker group is required to extinguish unforeseen liabilities or there is significant impairment of assets requiring write down at some future date.

        The Rinker group may be subject to competition from existing and new market entrants and products, which could impact future revenues and profits.

        Each market in which Rinker group companies operate is highly competitive. The competitive environment can be significantly affected by a number of regional factors, such as the number of competitors, production capacity, economic conditions and product demand in the relevant regional market. The pricing policies of competitors and the entry of new competitors into the regional markets in which Rinker group companies operate can have an adverse effect on demand for their products and on their financial performance or condition where revenues fail to grow or fall and profit margins are reduced.

        Rinker group companies face competition from alternative products. For example, Rinker Materials and Readymix pipes face competition from plastic, metal and fiber reinforced cement pipe products in the smaller diameter size segment of the market. No assurance can be given that product substitution of alternative materials for Rinker group products would not have a material adverse effect on the Rinker group's financial performance or condition where revenues fail to grow or fall and profit margins are reduced. In many markets in which the Rinker group operates there are no significant entry barriers that would prevent new competitors from entering the market or existing competitors from expanding in the market.

        Rinker group entities are subject to extensive health, environmental and other governmental laws and regulations, which could have an impact on the Rinker group's future financial performance.

        Rinker group entities are subject to extensive health, environmental and other governmental laws and regulations and increasing regulatory compliance requirements. Depending on the extent of future regulations that may be enacted, Rinker may be required to invest in preventive or remedial action, which could be significant, in which case it could have an adverse impact on the Rinker group's financial performance and condition.

        Environmental liabilities or land use or zoning restrictions could also restrict the ability of companies in the Rinker group to conduct their businesses economically or restrict some activities altogether. Environmental liabilities, if incurred, could have an adverse impact on the Rinker group's financial performance and condition. Stricter environmental laws and regulations, or stricter interpretation and enforcement of existing laws or regulations, may impose new liabilities on Rinker group companies or result in the need for additional investments in pollution control equipment, either of which could result in a decline in the Rinker group's profitability. Further details regarding environmental regulation and certain liability issues affecting companies within the Rinker group are contained in section "Item 4—Information on the Rinker group".

        Occupational health and safety risks and regulations may have an impact on future productivity and financial performance.

        Rinker group entities are subject to the operating risks associated with construction materials and other manufacturing and handling risks, including the related storage and transportation of raw materials, products and wastes. These hazards include storage tank leaks and ruptures, explosions, discharges or releases of hazardous substances, manual handling, exposure to dust and the operation of mobile equipment and manufacturing machinery.

        Such operating risks can cause personal injury and property damage, and may result in the imposition of civil or criminal penalties. The occurrence of any of these events may have an adverse effect on the productivity and profitability of a particular manufacturing facility and the operating results of Rinker group entities through increased costs or reduced operating flexibility and productivity.

        Crystalline silica dust and its control have been identified as an occupational health issue in Rinker group entities' operations in Australia and in the US. Rinker group entities use raw materials containing silica in concrete plants, concrete products plants and asphalt plants. Many quarry products also contain silica. Rinker group entities may face future costs of engineering and compliance to meet new standards relating to crystalline silica since regulatory agencies in Australia and the US are reexamining existing standards and considering stricter exposure limits. Rinker group entities cannot reliably quantify future claims related to crystalline silica. Any future claims could have an impact on the Rinker group's profitability.

        Labor disputes between Rinker group companies and unions could disrupt operations that could have an impact on the Rinker group's future financial performance.

        Approximately one-third of Rinker Materials' employees and half of Readymix employees are members of trade unions. These employees are generally covered by collective bargaining agreements, which periodically come up for renegotiation and renewal. In the next twelve months, 13 contracts, covering approximately 400 employees, are scheduled to expire in the United States. In Readymix, Australia, 22 contracts are due to be renegotiated in the next twelve months covering approximately 650 employees.

        Disputes with trade unions could lead to strikes or other forms of industrial action that could disrupt operations within the Rinker group, raise costs and reduce Rinker group's revenues and profits. Any such disruptions to operations within the Rinker group may adversely affect the group's financial performance and condition through increased costs and reduced productivity.

        The Rinker group may face potential liability for defective products, which could have an impact on future profits.

        Due to the nature of its operations, claims against Rinker group entities could arise from defects in material or products manufactured and/or supplied by Rinker group entities. Purchasers and third parties could make claims against Rinker group entities based on their delivery of defective materials or products, or for damage or loss arising from the use of these defective materials or products. If any claims of this type are determined against Rinker group entities and if the Rinker group's existing insurance arrangements do not cover the liability, it could have an adverse effect on the financial performance and condition of the Rinker group due to increased rectification costs or liability for compensation.

        Antitrust (trade practices) risks may restrict the Rinker group's business activities and its ability to grow.

        Rinker group entities are subject to antitrust or trade practices laws. Antitrust or competition considerations may restrict business activities within the Rinker group and the ability to grow through acquisitions or participate in industry rationalization in particular geographic markets. This could have an adverse impact on the Rinker group's financial performance where revenues fail to grow or fall and or profit margins are reduced.

        Operation and supply failures could have an impact on the Rinker group's future revenues and profits.

        The manufacturing facilities of Rinker group entities could be disrupted for reasons beyond their control. These disruptions include extremes of weather, fire, natural catastrophes, supplies of materials, services, energy or fuel, system failures, workforce actions or environmental issues. Any significant manufacturing disruptions could adversely affect Rinker group entities' ability to make and sell products, which could cause revenues and profits to decline. Details of principal facilities in the Rinker group are included in "Item 4.D—Description of Property, Plant and Equipment" of this registration statement.

        Rinker group entities may be required to provide further funds to cover the defined benefit liabilities of those superannuation (pension) funds in which it participates. This may have a negative impact on future profitability.

        Superannuation (pension) funds in which Rinker group entities participate provide both defined benefits and accumulation benefits. As disclosed under "Item 5.H—Details of defined benefits pension plans", the deficit of the US plans based on unaudited reviews at January 1, 2003 totaled A$30.8 million. These deficits are intended to be funded progressively by Rinker Materials and all minimum funding requirements have currently been satisfied. There is a risk that, in the future, changes in the value of the funds' assets, changes in actuarial determinations of the funds' liabilities or changes to government legislation could require Rinker group entities to increase their current level of contributions to these funds and adversely impact financial performance. Details of Rinker group entities' defined benefit plans are included in "Item 5.H—Details of defined benefits pension plans".

        The liquidity of the market for Rinker's ordinary shares cannot be predicted.

        No public market existed for Rinker's shares prior to its demerger from CSR. As a result, Rinker shares commenced trading on the ASX for the first time on March 31, 2003. There can be no assurance that a liquid market will be maintained for Rinker's ordinary shares.

        General risks associated with investing in shares may impact the value of Rinker shares.

        Rinker shares commenced trading on the ASX for the first time on March 31, 2003 and therefore do not have a trading history. The price of Rinker ordinary shares will be subject to many influences that may affect the broad trend in the stock market or the share prices of individual companies. The price at which Rinker ordinary shares trade on ASX may be affected by a number of factors unrelated to the Rinker group's financial and operating performance and over which Rinker has no control. Factors such as currency exchange rates, product prices, the level of industrial production, changes in government fiscal, monetary and regulatory policy, investor attitudes, stock market fluctuations in Australia and other stock markets around the world, changes in interest rates and inflation, and variations in general market or economic conditions could all have an adverse effect on the price of Rinker ordinary shares.

Item 4    Information on the Rinker group

        Estimates with respect to market size information represent the judgment of the management of Rinker, based on records and experience of Rinker and its subsidiaries, as well as information available from industry and government publications and other sources.

A.    History and Development of the Rinker group

Background

        Rinker (formerly HBM International Limited which was formerly CSR Investments Overseas Limited) was incorporated under the laws of the Commonwealth of Australia on December 23, 1987 and operates under the Corporations Act 2001. From incorporation to the date of the demerger, Rinker operated as a 100% owned subsidiary of CSR Limited, holding principally the CSR group's non-Australian interests.

        On March 28, 2003, the Federal Court of Australia approved the demerger of Rinker from CSR. On March 31, 2003, Rinker ordinary shares commenced trading on the ASX (on a deferred settlement basis). In accordance with the terms of the demerger, Rinker issued 944.7 million ordinary shares on April 11, 2003. For a further summary of the demerger, see "Rinker Group Limited demerger from CSR Limited."

        The effect of the demerger resulted in Rinker owning the ordinary shares of Rinker Materials and Readymix and becoming a separate company listed on the ASX. Rinker group companies are leading manufacturers and suppliers of heavy building materials in the United States and Australia. As at March 31, 2003 the Rinker group had total assets of A$6,395 million and generated trading revenue of A$5,232 million in the year ended March 31, 2003.

        Rinker has its registered office at Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia, telephone (61-2) 9412 6600.

General

        Rinker group companies are leading manufacturers and suppliers by revenue of heavy building materials in the US and Australia, based on published financial data of the Rinker group's competitors. In the US, Rinker's subsidiary Rinker Materials is one of the largest producers of heavy building materials, also based on published financial data of the Company's competitors, with its principal operations in Florida and Arizona, and additional operations in 29 other states. Products include aggregate, cement, concrete, concrete block, asphalt, concrete pipe, pre-stressed concrete products and polyethylene pipe. Rinker Materials also has a gypsum wallboard distribution business in Florida. Since 1998, the Rinker group has grown through a number of acquisitions, in particular through the following acquisitions by Rinker Materials:

•	American Limestone Company	US$211 million	(A$353 million)	June 2000
•	Florida Crushed Stone Company	US$348 million	(A$597 million)	July 2000
•	Kiewit Materials Corporation	US$540 million	(A$997 million)	September 2002

        In Australia, Rinker group's subsidiary Readymix is one of the leading producers of aggregate, concrete, concrete pipe and other concrete products, based on Readymix's knowledge of the industry.

Readymix also holds substantial joint venture interests in cement and asphalt operations, and a 99% interest in a concrete business in China.

        No material divestments have been made since 1998. At March 31, 2003 commitments for capital expenditure totaled A$10.8 million.

        Following the demerger, Rinker is not directly or indirectly controlled by another corporation or by any foreign government and does not know of any arrangement the operation of which may at a subsequent date result in a change of control of Rinker.

        The chart above provides an overview of Rinker group companies' operations.

Business Strategy

        The Rinker group aims to be in the top quartile of its construction materials industry peers with respect to growth in revenue, profits and shareholder value, to deliver top quartile shareholder returns. Rinker group companies' strategies to achieve these goals include:

  Achieving the number one or number two market position in each market served in the US

        The management of Rinker believes that performance is enhanced by holding the number one or number two position by market share in terms of revenue in all of the markets it serves. Rinker group companies have applied this strategy in most of its acquisitions. A substantial portion of its revenue is now generated in markets where it has leading positions. If this objective is not met after specific plans to achieve it have been implemented, the relevant business may be considered for divestment.

  Overall cost leadership

        Companies in the Rinker group aim to hold cost leadership positions in the majority of their markets. Rinker group companies aim to instill a culture of continuous improvement through the benchmarking of performance against competitors as well as the implementation of operational improvement projects. Businesses within the Rinker group have a track record of generating significant cost savings with total estimated savings for the year ended March 31, 2003 of A$72 million.

  Continued growth through acquisitions

        Rinker has grown significantly in recent years through regional and bolt-on acquisitions (acquisitions of companies which thereafter share existing administration, supply and distribution arrangements).

        The Rinker group's acquisition growth strategy is to:

  •
  Hold or develop the number one or number two positions by market share in terms of revenue, in each region, with a focus on Rinker Materials' growth in US states where population growth is above the national average;

  •
  Focus on the acquisition of quarry operations in new regions with the acquisition of integrated operations considered on a case by case basis;

  •
  Consider acquisitions, such as concrete and asphalt, to create vertically integrated operations, in markets where Rinker group companies have quarry operations; and

  •
  Consider small, value adding expansion opportunities in China and Australia, and in Concrete pipe and products in the US.

        Rinker Materials is expected to use its regional presence in the south east and western US to pursue bolt-on acquisitions with the current objective of investing an average of US$200 million a year on acquisitions.

  A safe workplace

        Rinker group companies recognize that good safety performance is an integral part of good business performance. The Rinker group is focused on improving the safety of its companies' workplaces in the interests of all stakeholders. Rinker group companies' policies and approaches to managing health and safety are based on the key principles of management accountability, personal responsibility and training.

B.    Business Overview

        Business segments are reported along geographic lines (Rinker Materials in the United States and Readymix in Australia and China) and within the United States, along product lines. The business segments for Rinker Materials are Aggregate; Cement; Concrete, concrete block and asphalt; Concrete pipe and products; and Other. Readymix is one segment. These segments are the same as those used for internal management as the basis for making decisions regarding the allocation of resources.

Rinker Materials business segments:

  •
  Aggregate: Rinker Materials extracts aggregate, which is crushed and sized for delivery to customers, primarily for use in the production of concrete, roadbase and asphalt. Rinker Materials principal operations are in Florida and Arizona. Overall, Rinker Materials is the fifth largest supplier of aggregate in the US, based on US Geological Survey production output data, with 92 quarries, sand and aggregate plant operations. Rinker Materials is a market leader, as measured by production, in Florida, Nevada and Arizona. Rinker Materials (including annualized Kiewit volumes) produced over 75 million tonnes of aggregate for the year ended March 31, 2003. For the year ended March 31, 2003, Rinker Materials' estimated end markets for aggregate by trading revenue were equally divided among residential, commercial and civil construction.

  •
  Cement: Cement is produced through a highly capital intensive process with limestone as the major raw material. Rinker Materials is the leading cement supplier in Florida in terms of volume sold, based on the Portland Cement Association's production output statistics collected for the industry operating two plants, which produced about 1.7 million tonnes for the year ended March 31, 2003. Rinker Materials also has two strategically located cement import terminals in Florida, which imported 1.6 million tonnes for the year ended March 31, 2003. For the year ended March 31, 2003, Rinker Materials' estimated external end markets for cement by trading revenue were about 65% residential, 30% commercial and 5% civil construction.

  •
  Concrete, concrete block and asphalt: Rinker Materials produces concrete by combining cement, aggregate, water and additives in batch plants for delivery to customers' sites in mixer trucks. Rinker Materials (including annualized Kiewit volumes) produced over 11 million cubic metres of concrete for the year ended March 31, 2003. Rinker Materials is a market leader in Florida, Arizona and Nevada, based on Rinker Materials' knowledge of the industry, and operated a total of 148 concrete plants at March 31, 2003. For year ended March 31, 2003, Rinker Materials' estimated end markets for concrete by revenue were about 60% residential, 30% commercial and 10% civil construction.

    Rinker Materials produced around 135 million units of concrete block for the year ended March 31, 2003. Concrete block is used for residential and commercial building. Rinker Materials' concrete block operations are principally located in Florida and Nevada, where it was the market leader in terms of production for the year ended March 31, 2003, based on Rinker Materials' knowledge of the industry.

    Rinker Materials also produces asphalt, which is used for roads, highways and airports with plants located in Arizona, northern California, Oregon and Washington state.

  •
  Concrete pipe and products: Concrete pipe is produced by inserting concrete into a mould, which is subsequently removed. Rinker Materials, through its subsidiary, Hydro Conduit, is one of the leading suppliers of reinforced concrete pipe and pre-cast concrete products in the United States, based on Rinker Materials' knowledge of the industry, with production of around 3.0 million tonnes for the year ended March 31, 2003 from 52 plants located in 23 states. Hydro Conduit's principal product is concrete pipe, which is used for storm water transmission, sewerage and irrigation. For the year ended March 31, 2003, Hydro Conduit's estimated end markets by trading revenue were about 30% residential, 25% commercial and 45% civil construction.

  •
  Other businesses: Rinker Materials' other businesses include, gypsum supply, pre-stressed concrete products and polyethylene pipe operations.

Readymix:

        In Australia, Readymix operates a vertically integrated heavy building materials business with leading market positions, based on Readymix's knowledge of the industry. As at March 31, 2003, Readymix had 368 operating plants with 83 quarries and sand mines, 234 concrete plants and 18 concrete pipe and product plants. Concrete pipes and products are produced by Readymix's Humes business.

        On May 31, 2003, Readymix, Hanson Australia Pty Ltd ("Hanson") and Holcim Ltd merged their Australian cement interest—Australian Cement Holdings (50% Readymix, 50% Hanson) and Queensland Cement Limited ("QCL", a 100%-owned Holcim subsidiary) to form Cement Australia Pty Ltd. Readymix holds 25% of the new company, Hanson also owns 25%, and Holset, a Holcim subsidiary, holds the remaining 50%. Cement Australia will be the leading supplier of cement in Australia, based on Readymix's knowledge of the industry, with the capacity to produce around three million tonnes of cement a year from three plants in Gladstone, Queensland; Railton, Tasmania; and Kandos, New South Wales. In addition, on June 2, 2003 Readymix acquired three aggregate operations and six concrete plants from a subsidiary of Cement Australia Pty. Ltd.

Major acquisitions

Kiewit

        On September 26, 2002, Rinker Materials acquired Kiewit for US$540 million (net of cash dividends). Kiewit has significant operations in aggregates, concrete and asphalt in Arizona, representing over 75% of Kiewit revenue for the six months ended March 31, 2003. Other regions in which Kiewit operates include Oregon, Washington state and northern California. Kiewit markets to a wide variety of customers including highway contractors, commercial, industrial and residential contractors, public works contractors, wholesalers and retailers of decorative rock products, interstate railroads and manufacturers of concrete block products.

        If Rinker Materials had owned Kiewit for the full fiscal year 2003, Kiewit's Arizona operations would have represented an estimated 15% of Rinker Materials' trading revenue. See the Unaudited Pro-Forma Combined Statement of Financial Performance commencing on Page P-1 for a presentation of the pro forma impact on the statement of financial performance assuming the acquisition of Kiewit had been completed on April 1, 2002.

        Similar to Rinker Materials' other operations, Kiewit's operating results are primarily impacted by the level of construction activity in the residential, commercial and civil segments of the construction materials markets where it operates. Rinker Materials estimates that about 45% of Kiewit's revenue was derived from residential construction, 30% from commercial construction, and 25% from civil construction during fiscal year 2003.

        In its annual reports filed with the SEC for the years ended December 31, 2000 and 2001, Kiewit reported that it produced in excess of 26 million tonnes of aggregates (sand, gravel, crushed stone and railroad ballast) for each of the years ended December 31, 2000 and 2001. Sales of these materials were reported by Kiewit to have generated revenue of about US$113 million in 2000 and US$117 million in 2001. Kiewit also reported that about 37% of the aggregates produced in 2000 and about 36% of aggregates produced in 2001 were used internally in the production of its concrete and asphalt products.

        Kiewit also reported that it produced in excess of 3 million cubic metres of concrete for each of the years ended December 31, 2000 and 2001. It reported that sales of concrete generated revenue of approximately US$283 million in 2000 and US$285 million in 2001.

        Kiewit also reported that it produced in excess of 2.7 million tonnes of asphalt for each of the years ended December 31, 2000 and 2001. It reported that sales of asphalt generated revenue of approximately US$79 million in 2000 and US$93 million in 2001.

        Kiewit's results since it was acquired by Rinker Materials are discussed in "Item 5—Management discussion and analysis of financial results."

  Prior acquisitions

        The Rinker Materials operations that exist today were built on the substantial integrated quarrying, concrete and cement business in Florida acquired in 1988.

        Since 1988, Rinker Materials has made a series of significant acquisitions in addition to Kiewit:

  •
  In 1990, it acquired the aggregate, concrete, asphalt and concrete pipe subsidiaries of ARC America Corporation for US$650 million;

  •
  In June and July 2000, it acquired American Limestone Company and Florida Crushed Stone Company, for US$211 million and US$348 million respectively.

        Rinker group trading revenue:    The table below sets out the Rinker group's trading revenues by segment for the fiscal years 2003, 2002 and 2001:

		2003	2002	2001
		Amounts in A$ millions
Rinker Materials, United States	Aggregates	1,108.6	957.0	737.4
	Cement	579.2	610.4	523.6
	Concrete, block and asphalt	1,782.8	1,506.7	1,280.4
	Concrete pipe and products	777.2	947.4	747.7
	Other	703.5	786.5	858.5
	Eliminations(1)	(733.7)	(692.5)	(558.1)

	Total Rinker Materials	4,217.6	4,115.5	3,589.5
Readymix, Australia and Asia		1,014.1	925.5	922.5

Total Rinker group		5,231.7	5,041.0	4,512.0

(1)
Eliminations represent internal revenue derived from sales by Aggregates and Cement to other segments within Rinker Materials, eliminated on combination.

        Volumes for all market segments are sensitive to weather conditions, although historically seasonal patterns have not greatly impacted financial results. In the United States, most operations of Rinker Materials are located in regions with relatively mild climates and normal weather patterns that have historically resulted in only slightly higher activity during the first half of the fiscal year (April—September) than the second half (October—March). In Australia, although construction activity slows during the traditional summer holiday period during the months of December and January, this is largely offset by increased volumes during February and March which are historically very busy months.

United States industry overview

        Based on data compiled by Dodge, a division of the McGraw-Hill Companies, the US construction and building market was estimated to have been about US$477 billion in calendar year 2002 (about 4.7% of the US gross domestic product). Dodge figures are based on the "put-in-place' value of contracts for new construction projects and include the cost of all types of building and construction materials, some of which are not produced by Rinker Materials, and the cost of labor. "Put-in-place' figures provided by Dodge are based on data Dodge collects at the time of the contract award and allocated over the course of the performance of the contract.

        The construction materials industry primarily operates on a regional basis due to significant transportation costs and low value products.

        The regional markets for Florida and Arizona are particularly important to Rinker Materials, representing about 45% and 15% of its annualized trading revenue, respectively, for the year ended March 31, 2003. Based on industry and Federal Government statistics, both these markets show high levels of activity and growth compared to national averages.

        The construction materials industry comprises three major segments: residential, commercial (non-residential) and civil (non-building). Residential construction includes single and multi-dwelling residential housing. Commercial construction includes office buildings, hotels, shopping malls, sports stadiums, education facilities and hospitals. Civil construction involves the construction of roads, highways, bridges, dams as well as many other infrastructure projects. For calendar year 2002, Dodge estimates that the total value of new construction contracts in the US was residential 50%, commercial 28% and civil 22%. The civil construction activity is influenced heavily by the Transportation Equity Act for the 21st Century.

        The construction market is generally cyclical but with a general upward trend. Based on Dodge estimates, the total value of new construction contracts grew by a annual growth rate of 7.8% between calendar years 1992 and 2002. Based on Dodge estimates, the total value of new construction contracts in Florida increased by an annual growth rate of 10.1% between calendar years 1992 and 2002 and 10.8% in Arizona in the same period.

        The key factors impacting on construction and building activity in the US include:

  •
  Population growth;

  •
  Economic growth;

  •
  Government infrastructure spending;

  •
  Interest rates; and

  •
  Business and consumer confidence.

  Australian market overview

        The Australian construction materials market is a mature and cyclical industry. For the year ended December 31, 2002, the Australian Bureau of Statistics estimates that total construction and building industry spending was A$65 billion. This comprised expenditure on construction materials such as aggregate, concrete and cement but includes other building materials such as clay bricks, roofing, plasterboard and aluminium doors and windows.

        Based on Australian Bureau of Statistics estimates, total Australian construction and building market spending increased by an annual growth rate of 4% between the years ended December 31, 1992 and December 31, 2002. The market segments are similar to those categorized for the US market, namely residential, commercial and civil. For the year ended December 31, 2002, the Australian Bureau of Statistics estimates that total construction spending by segment was about 45% for residential, 21% for commercial and 34% for civil.

        Over the past three years, activity in the residential segment has been influenced by taxation and government housing initiatives. A goods and services tax ("GST"), introduced in July 2000, had a significant stimulating impact on activity prior to its introduction (supplemented in the Sydney market by the year 2000 Olympic Games). Subsequent to the introduction of GST, the Australian Federal Government's First Home Owners Grant, implemented in 2001, has stimulated increased housing demand. The current scheme is scheduled to finish in June 2004.

        During 2002, increased expenditure in the residential segment and the commencement of a recovery in the commercial and civil segments positively impacted the Australian construction market. The recovery in the civil segment over the next two to four years will principally depend on a number of approved public and private infrastructure projects. These projects include the Sydney Cross City Tunnel, the Western Sydney Orbital motorway, and the Parramatta to Chatswood rail line in Sydney already started, and others not yet in progress, including the Lane Cove Tunnel in Sydney and the Mitcham-Frankston freeway in Victoria.

Rinker Materials business segments as at March 31, 2003

  Aggregate

  Overview

        Rinker Materials is the fifth largest supplier of aggregate by volume in the US, based on US Geological Survey statistical data, with operations principally in the southeast (Florida, Georgia, Tennessee and Kentucky) and the western US states (Arizona, Nevada, Oregon, Washington state and northern California). In total, Rinker Materials, if Kiewit were included for the full 12 months (Kiewit was acquired in September 2002), supplied 75 million tonnes of aggregate for the year ended March 31, 2003.

        In Florida, Rinker Materials is the market leader, based on Rinker Materials' industry knowledge, by volume sold, with a market share estimated to be about 40% for the year ended March 31, 2003. Rinker Materials is also the market leader, by volume sold in Arizona.

  Sales

        Rinker Materials' aggregate operations are often integrated with Rinker Materials' downstream concrete and asphalt operations with over one-third of Rinker Materials' aggregate production supplied for use in Rinker Materials' manufacture of concrete, concrete block, asphalt and other products. The balance is supplied to other construction companies primarily for the production of concrete, asphalt and roadbase. Rinker Materials' products are generally supplied at a local level directly to a large number of unaffiliated customers that are generally the end users. Rinker Materials has no material long-term supply contracts for aggregate other than supply contracts to specific construction projects that have been generally subject to a competitive tender process. These are typically made on the basis of competitive prices in each market area. For the year ended March 31, 2003, Rinker Materials' estimated end markets for aggregate by trading revenue were about evenly distributed among residential, commercial and civil construction.

        Crushed stone and sand are largely commodity products. The basis of competition is as the lowest cost delivered supplier into the market. Distribution logistics are very important, requiring a strong transport and distribution network.

        Rinker Materials' major competitors are: Florida Rock Industries, Tarmac Limited (Titan Cement Company), Vulcan Materials Company, Martin Marietta Materials, and Hanson Building Materials America, as well as smaller competitors who compete in certain regions.

  Facilities, reserves and distribution

        Aggregate (sand, gravel, and crushed stone) is used for roads, civil construction and building projects and as a raw material in the production of concrete, masonry and asphalt. Aggregate production involves extracting quarry material that is then crushed and sized. The product is then distributed by truck or rail. The choice of aggregate for a particular purpose also depends largely on the local geology or availability. As aggregate is expensive to transport relative to its price, the cost of transport will generally limit the availability of aggregate to what is readily accessible in the local area. In Florida, aggregate is transported greater distances than in other states due to construction grade aggregate only being available in certain areas of the state. This is primarily achieved using an extensive railway network serving the entire east coast of Florida and into central Florida. For example, Rinker Materials' FEC quarry near Miami in southern Florida, transports aggregate up to Jacksonville in northern Florida.

        As at March 31, 2003, Rinker Materials operated 92 quarries, sand and aggregate plant operations located in 15 states. The majority of these are located in Florida (15), Tennessee (9), Arizona (29) and Washington state (12). Rinker Materials' total estimated aggregate reserves as at March 31, 2003, were 2,410 million tonnes. At current extraction rates, reserves are equivalent to more than 30 years' sales.

  Rinker Materials estimated aggregate reserves as at March 31, 2003

Reserve	Volume (million tonnes)
Limestone	1,200
Hard rock	570
Sand and gravel	640
Total	2,410

  Cement

  Overview

        Rinker Materials operates in Florida where it is a leading cement supplier by volume, based on Portland Cement Association data on supplier output. For the year ended March 31, 2003, Rinker Materials produced about 1.7 million tonnes of cement and imported 1.6 million tonnes of cement through two strategically located terminals. Rinker Materials supplies gray and white cement and a range of special products. Rinker Materials estimates the total Florida cement market to be about 8.4 million tonnes a year.

  Sales

        Rinker Materials supplies cement to its concrete businesses as well as to external pre-mix, masonry and pre-cast concrete producers and building supply companies. For the year ended March 31, 2003, about 55% of Rinker Materials' cement production was sold internally.

        Rinker Materials manages its cement business by fully utilizing its own cement production capacity and supplying any additional demand from imports and purchasing cement from other domestic producers.

        For the year ended March 31, 2003, Rinker Materials' estimated external end markets for cement by trading revenue were about 65% residential, 30% commercial and 5% civil construction.

        Rinker Materials' competitors' position in Florida has changed significantly during the past two years, with the acquisition of Tarmac America by Titan Cement Company, Southdown by Cemex, the Eastern Cement terminal on the west coast of Florida acquired by Schwab, and the construction by both Florida Rock Industries and Votorantim (Suwanee) of new Florida cement plants. Rinker Materials' major competitors in cement are Cemex, Lehigh, LaFarge, Titan, and Florida Rock Industries.

  Facilities and distribution

        The production of cement is a highly capital intensive business. The production process starts by crushing limestone aggregate. The crushed limestone aggregate and other raw materials, depending on the type of cement to be produced, are fed into a grinding process, which mixes the various materials more thoroughly and reduces them further in size in preparation for the kiln. In the dry process, the raw materials are calcined or processed at a very high temperature in the kiln to produce clinker. Clinker is the intermediate product used to manufacture cement. Finally, clinker and gypsum are fed into a cement grinding mill where they are ground into extremely fine powder to produce finished cement.

        Rinker Materials has two cement plants, located in Miami and Brooksville in Florida. The Miami plant was upgraded and commissioned in 2000 for a total cost of US$150 million, which increased annual capacity from 560,000 tonnes to about 950,000 tonnes. The Brooksville plant was acquired in 2000 as part of the Florida Crushed Stone acquisition and has an annual capacity of about 710,000 tonnes. Both cement plants are located adjacent to quarries owned and operated by Rinker Materials that provide the limestone raw material. The estimated limestone reserves owned by Rinker Materials exceed the currently anticipated life of the plants. Both plants are dry process technology operations that utilize modern energy efficiency and emission control systems. The plants source electricity from local utilities at state-regulated prices.

        The cement produced is delivered to concrete plants and other concrete product manufacturing facilities, normally within a radius of about 200 kilometres, by bulk cement tankers or in bagged form.

        Rinker Materials imports a large volume of cement (fiscal year 2003, 1.6 million tonnes) through cement import terminals located at Port Everglades in southeastern Florida and Port Canaveral in central Florida. Cement is sourced primarily from Europe and South America on contracts that expire annually. One contract allows for two additional annual periods of supply.

  Concrete, concrete block and asphalt

  Overview

        Rinker Materials (including Kiewit for 12 months) produced over 11 million cubic metres of concrete in the year ended March 31, 2003, from 148 concrete plants. In Florida, Rinker Materials' concrete operations are integrated with its cement and aggregate operations, providing it with a number of supply advantages. Overall, Rinker Materials is the market leader in Florida with an estimated total market share by volume sold in the year ended March 31, 2003 of more than 30%, based on Rinker Materials' industry knowledge. Rinker Materials also held market leadership positions, by volume sold, in Arizona and Nevada in the year ended March 31, 2003.

        In concrete block, Rinker Materials produced over 135 million units for the year ended March 31, 2003, that was used for residential and commercial building. Rinker Materials' concrete block operations are principally located in Florida where it was the market leader in terms of volumes sold in the year ended March 31, 2003, based on Rinker Materials' industry knowledge.

        Rinker Materials also produces asphalt, which is used for roads, highways and airports with plants located in Arizona, northern California, Oregon and Washington state.

  Sales and facilities

        As at March 31, 2003, Rinker Materials operated 148 concrete and 22 concrete block plants, with a delivery fleet of over 2,100 vehicles. These plants are located in Arizona, California, Florida, Nevada, New Mexico, Oregon, Tennessee and Washington state. Of the 148 concrete plants, 70 are in Florida and 51 in Arizona.

        Concrete is produced by combining cement, aggregate, water and additives in a batch plant for delivery to the customer's site in a mixer truck. For the year ended March 31, 2003, Rinker Materials' estimated end markets for concrete by trading revenue were about 60% residential, 30% commercial and 10% civil construction. Rinker Materials' concrete operations provide a full range of products to meet a number of applications, including reinforced slabs for residential construction, high strength concrete for high rise structures and flowable fill concrete for back filling trenches.

        Concrete block is manufactured in factories by a continuous process of combining cement and aggregate raw materials, which are molded and cured into required dimensions. Delivery to customers takes place on trucks, which usually have on-board material handling equipment to permit the driver to unload at the job site. Concrete block customers are primarily residential and commercial building companies.

        Rinker Materials also manufactures and sells hot-mix asphalt products. These are a mixture of aggregate and asphalt oil made to the customer's specification in a batch plant. Rinker Materials produced about 1.9 million tonnes of asphalt for the year ended March 31, 2003. All asphalt operations are vertically integrated with Rinker Materials' aggregate businesses. In most instances the asphalt plants are located on the site of a Rinker Materials quarry, offering significant synergies both in raw material supply and management and administration resources. Asphalt is sold to road contractors for the construction of highways, driveways and parking lots and directly to state and local authorities.

        In concrete, the main competitors are a combination of large publicly listed companies and a number of small privately held regional companies. In asphalt, competitors vary between regional markets, including large public companies such as Vulcan and Granite Construction, but often include smaller local operations.

  Concrete, concrete block and asphalt plants as at March 31, 2003

	Number of plants
	Concrete	Concrete block	Asphalt	Total
Florida	70	20	0	90
Arizona	51	0	13	64
Nevada	11	1	0	12
Washington	3	0	6	9
Tennessee	7	0	0	7
California	4	0	1	5
New Mexico	0	1	0	1
Oregon	2	0	1	3

Total	148	22	21	191

  Concrete pipe and products

  Overview

        Rinker Materials' concrete pipe and products business, held through its 100% owned subsidiary, Hydro Conduit, was the second largest producer by volume of reinforced concrete pipe and concrete products in the US in the year ended March 31, 2003, based on Rinker Materials' industry knowledge. Hydro Conduit's products are primarily concrete pipes, concrete box and other pre-cast products used for storm water transmission, sewerage and irrigation. Auxiliary products include manholes, drainage structures and storm water pollution prevention devices. Rinker Materials has progressively expanded Hydro Conduit's geographic presence since its acquisition in 1990 with a series of small bolt-on acquisitions and investment in new plant and equipment to expand production capacity.

        During the past three years, Hydro Conduit has made a number of acquisitions. These have included the concrete pipe and pre-stress businesses of Wilson Concrete (Nebraska, Missouri, Iowa), Leppert (Indiana), Southern Culvert (Florida), Dura-Crete (Ohio, Indiana), Bay Pipe (Texas) and US Concrete Pipe (Ohio). In addition, Hydro Conduit acquired the remaining 50% joint venture interest of its partner in five concrete pipe plants in the New England region.

  Sales

        Sales demand is driven by the construction of roads and highways, residential and commercial developments and airports. Hydro Conduit's primary customers are general and utility contractors that provide services for federal, state and local government agencies and private developers.

        In most markets Rinker Materials competes with other large companies, including Hanson, CRH plc, RMC Group and The Cretex Companies, Inc. Despite substantial consolidation in recent years, the industry remains fragmented and localized, with over 100 producers operating more than 300 plants. High freight costs for transporting concrete pipe limit most markets to a radius of about 250 kilometres from the plant site. On a national basis Hanson is Hydro Conduit's principal competitor. In addition, producers of alternative plastic, metal, and fiber cement pipe products compete with Hydro Conduit particularly in the market for small diameter pipes.

        For the year ended March 31, 2003, Hydro Conduit's estimated end markets by trading revenue were about 30% residential, 25% commercial and 45% civil construction.

  Facilities

        Hydro Conduit manufactures concrete pipe primarily using the dry cast, packerhead and wet cast processes. In the dry cast manufacturing process, a dry formulation of concrete is introduced into a mould. The concrete is then compacted by an intense mechanical vibration. The mould is immediately stripped from the product and is reused repeatedly throughout the production run.

        In the packerhead method, a vertical mould is filled with a dry formulation of concrete. A revolving trowel packs the concrete outward against the mould, while simultaneously forming the inside wall of the pipe. As with the dry process, the mould is stripped and reused. In the wet cast process wet concrete is introduced into a mould. Unlike the dry and packerhead methods, the product remains in the mould until sufficient strength has developed in the concrete to allow the mould to be removed.

        As at March 31, 2003, Hydro Conduit operated 52 concrete pipe and product plants. A program of plant upgrades and replacements over the past five years has allowed Hydro Conduit to reduce its cost structure through the benefits of more modern technology and economies of scale.

  Other businesses

  Gypsum supply

        During the period 1992 to 1996, Rinker Materials acquired several wallboard distributors in Florida, becoming one of the state's leading distributors of gypsum wallboard, based on Rinker Materials' industry knowledge. Rinker Materials also acquired Dierco Supply, a ceiling tile and insulation distributor.

        As at March 31, 2003, Rinker Materials had 28 gypsum supply outlets in Florida (25), North Carolina (1), South Carolina (1) and Tennessee (1). An export operation in Miami ships its products to the Caribbean, and Central and South America.

        Rinker Materials' principal competitor in gypsum supply is L&W Supply, owned by USG Corporation.

  Pre-stressed concrete products

        As at March 31, 2003, Rinker Materials operated 14 pre-stressed concrete products plants across seven states. Based on Rinker Materials' industry knowledge, it is one of the leading producers in the US. Products include bridge beams, support structures, and commercial and industrial building panels.

        Major customers include general and utility contractors that provide services for federal, state and local government agencies and private developers. Pre-stress competitors include a large number of regional manufacturers.

  Polyethylene pipe

        As at March 31, 2003, Rinker Materials operated six high-density polyethylene pipe plants in five states. Pipe is manufactured by extruding polyethylene resin in different diameters, wall thickness and shapes to meet customer specifications. Rinker Materials makes and sells polyethylene pipe for water, industrial, natural gas distribution, oil and gas gathering and duct applications. The polyethylene pipe market is dominated by one major competitor, Performance Pipe, owned by Chevron Phillips Chemical Company LP, which is owned equally by Chevron Texaco Corporation and Conoco Phillips.

        Rinker Materials also owns Pipe Liners Inc, which owns the US rights for the manufacture of U-Liner™. This product enables the in-situ relining of ageing underground sewer and other pipelines without the need to dig trenches. The U-Liner™ rehabilitation process is licensed to installers throughout the US.

  Readymix

        Readymix operates a vertically integrated heavy building materials business in Australia, with 30% of aggregate production and 80% of cement production used internally in the concrete, asphalt and concrete pipe businesses. Operations and investments include the production of aggregate, concrete, cement, asphalt and reinforced concrete pipe and products. Readymix subsidiaries operate concrete businesses in Tianjin and Quingdao China. Readymix has been involved in the supply of heavy building materials in Australia, initially through CSR, since 1965 when it and Blue Metal Industries Limited jointly acquired Ready Mixed Concrete Limited. In 1981, the operations of Ready Mixed Concrete were divided between Readymix and Blue Metal Industries.

        Readymix (through its predecessor) has made a series of acquisitions to expand into new products:

  •
  In 1974, it entered the cement industry in a joint venture with Pioneer Services Limited (since acquired by Hanson), with the acquisition of Australian Cement Holdings Pty Limited ("ACH");

  •
  In 1988, it acquired the reinforced concrete pipes and other concrete products business of Humes Limited;

  •
  In 1989, ACH purchased Goliath Cement of Tasmania;

  •
  In 1994, CSR established a joint venture in Tianjin, China. In June 2003, Readymix increased its ownership to 99% with 100% rights to profits and assets in this concrete business.

  •
  In 1996, CSR and Mobil Oil formed a new road surfacing joint venture to become Emoleum (in which CSR's 50% interest was transferred to Readymix on March 1, 2003); and

  •
  In May 2003, ACH merged with Queensland Cement Limited ("QCL") to form Cement Australia Pty. Ltd. In addition, on June 2, 2003, Readymix acquired three aggregate operations and six concrete plants from a subsidiary of the newly merged company.

        Following the merger of ACH and QCL, and including joint ventures, Readymix operated 376 plants in Australia and four in China. An overview of Readymix's current organization structure is provided in the above chart.

  Readymix product groups

  Aggregate

        Based on Readymix's knowledge of the industry, Readymix is one of the leading suppliers of aggregate in Australia, producing a range of gravel, road pavement materials and, manufactured and natural sand. Readymix operates in all mainland states and territories in Australia. In the year ended March 31, 2003, Readymix produced in excess of 22 million tonnes of aggregate. As at March 31, 2003 Readymix had estimated quarry reserves of about 1.0 billion tonnes, with an average reserve life estimated to be over 45 years at current usage levels.

        The Australian market for aggregate was estimated to have been over 90 million tonnes in the calendar year 2002, generating in excess of A$1.4 billion in revenue. Readymix's quarry operations are highly integrated with about 30% of aggregate volumes sold internally in the year ended March 31, 2003. For the year ended March 31, 2003, Readymix's estimated aggregate end use markets were 40% residential, 35% commercial and 25% civil construction. Readymix's major competitors are Boral and Hanson Australia.

  Concrete

        Readymix manufactures and distributes concrete throughout all states and territories of Australia. Customers are normally located within a 20 kilometre radius of the plant. In the year ended March 31, 2003, Readymix produced in excess of 4.4 million cubic metres of concrete from 237 plants.

        The Australian market for concrete was estimated by the Australian Bureau of Statistics to have been 20 million cubic metres in the calendar year 2002, generating about A$2.7 billion in revenue. Readymix's major competitors are Boral and Hanson. For the year ended March 31, 2003, Readymix's estimated end use markets were 40% residential, 30% commercial and 30% civil construction.

  Concrete pipe and reinforced concrete products

        Readymix produces concrete pipe and reinforced concrete products through its Humes business. Based on Humes' knowledge of the industry, Humes is one of the two leading suppliers in Australia with production of over 400 thousand tonnes a year. As at March 31, 2003, Humes operated 18 plants producing concrete pipes, pre-cast concrete products including pre-stressed beams, storm water pollution prevention devices and other environmental products, concrete sleepers and flooring products.

        The Australian civil infrastructure market was estimated by the Australian Bureau of Statistics to be 1.5 million tonnes in calendar year 2002, generating more than A$700 million in revenue. For the year ended March 31, 2003, Humes' estimated end use markets were civil 45%, residential 35% and commercial construction 20%. Humes' main competitor is Rocla Industries Limited, and there are also small companies who compete in individual regional sectors of the market.

  Cement

        In fiscal year 2003, Readymix had a 50% interest in ACH, a joint venture with Hanson Australia Pty Ltd. ACH produced about 1.7 million tonnes of cement in the year ended March 31, 2003. Approximately 80% of ACH cement was sold internally to its shareholders during the year ended March 31, 2003.

        On May 31, 2003, ACH merged with Queensland Cement Limited ("QCL"), a 100% owned Holcim subsidiary, to form Australia's largest cement manufacturer, based on Readymix's knowledge of the industry, Cement Australia Pty Ltd. Readymix holds 25% of the new company, Hanson holds 25%, and QCL holds the remaining 50%. The new company has the capacity to supply over three million tonnes of cement per year from three cement mills: Gladstone in Queensland, Kandos in New South Wales and Railton in Tasmania.

        The Gladstone facility has the clinker manufacturing capacity of 1.6 million tonnes per annum supported by distribution terminals at Townsville, Brisbane and Cairns. The Railton and Kandos facilities have the clinker manufacturing capacity of 1.2 million tonnes and 0.5 million tonnes respectively. These facilities are supported by distribution terminals at Clyde, Glebe Island, Newcastle and Coffs Harbour in New South Wales and in Melbourne, Victoria.

        The size of the Australian market for cement and cement blends was estimated by the Australian Bureau of Statistics, to be about 7.6 million tonnes for the calendar year 2002, generating in excess of A$950 million in revenue. Cement Australia's main competitors in cement are Boral Blue Circle Cement, Adelaide Brighton Limited and imported cement.

        Additionally, Cement Australia owns 100% of Pacific Lime which produces high grade lime products and a 50% interest in Australian Steel Mill Services which is responsible for processing of blast-furnace slag, a by product of iron and steel making at the BHP Steel facility at Port Kembla in New South Wales.

  Asphalt

        The Emoleum joint venture is one of the leading pavement and road-surfacing producers in Australia, based on Readymix's knowledge of the industry. CSR's 50% interest in Emoleum was transferred to Readymix on March 1 2003. Vacuum Oil Company Pty Limited, a subsidiary of Mobil Oil Australia Pty Limited, holds the other 50% interest. Emoleum produces a wide range of road surfacing products that are used for new roads and the maintenance of existing roads. The Australian Bureau of Statistics estimated the value of the Australian asphalt and road-surfacing market for the year ended March 31, 2003 to be about A$900 million, Emoleum operated 29 plants across Australia and produced in excess of 1.6 million tonnes of asphalt during the year. Emoleum's major competitors are Boral, Pioneer Road Services and Astec.

  Government Regulation

        The business activities of Rinker group companies in each country where they operate are subject to and affected by laws and regulations relating to the environment, health and safety, and other regulatory matters.

  Environment, health and safety

        Rinker Materials' operations are subject to extensive regulation by US federal, state and local environmental control agencies. Environmental laws and regulations impose requirements on a broad range of environmental matters including air emissions, effluent limitations, site remediation, the use, handling and disposal of hazardous materials and wastes, employee health and safety, groundwater quality, noise and the protection of wetlands and other natural resources. These laws require Rinker Materials to obtain and operate in compliance with the conditions of permits and other authorizations and requirements of the relevant governmental authorities.

        In the United States, environmental, health and safety laws and regulations are promulgated and overseen by a variety of federal, state and local bodies, among these are the US Environmental Protection Agency, state environmental protection agencies, the US Army Corps of Engineers, various state water management districts, the US Occupational Safety and Health Administration, the US Mine Safety and Health Administration, various state occupational health and safety agencies, and local zoning boards.

        For Readymix, Australia's principal laws governing environmental and sustainable management of natural and physical resources are contained in legislation and regulations enacted by the Commonwealth Government and the states and territories of the Commonwealth of Australia. This body of legislation regulates the operations of companies principally in regard to air, water and noise emissions, waste disposal, land contamination, and the handling and storage of environmentally hazardous chemicals and dangerous goods. The principal environmental regulators in Australia are the state Environmental Protection Agencies/Authorities and, at the federal level, Environment Australia/Department of Environment and Heritage. The principal safety regulators to which Readymix is subject are the state workers' compensation authorities and state mine authorities.

        Rinker Materials and Readymix have implemented comprehensive safety, health and environmental management systems. These systems are based on US, Australian and international standards and set out the requirements for managing and monitoring environmental impacts across operations. Sites are routinely audited for compliance.

        As with other construction materials companies engaged in similar activities, environmental compliance obligations and liability risks are inherent in many of activities within the Rinker group. From time to time Rinker group companies investigate and remediate contamination at their properties, consisting primarily of petroleum compounds associated with fuel storage and vehicle maintenance and elevated pH levels related to the processing and handling of limestone and concrete products. In the US certain environmental remediation laws, such as the federal "Superfund" law, can impose joint and several liability for site clean-up, regardless of fault, upon certain statutorily-defined categories of parties, including companies that sent wastes to a contaminated third party site. Rinker Materials has been named as a potentially responsible party at three currently pending third party waste disposal sites. These liability claims are expected to be resolved by the payment of amounts that are not expected to be material to the Rinker group. The Rinker group holds provisions for anticipated clean up costs and does not expect to incur any additional material remedial obligations. Although unanticipated and unexpected remedial obligations can always arise in the course of operations, management is not aware of any remedial actions that would be expected to have a material effect on the Rinker group companies' operations or competitive positions.

        Following the demerger, as between Rinker and CSR, Rinker is responsible for any liabilities and costs associated with environmental contamination and compliance in respect of the businesses it owns after the demerger. CSR has agreed to indemnify the Rinker group, to the maximum extent permitted by law, in respect of the liabilities and costs associated with environmental contamination and compliance in respect of the businesses that will continue to be owned by CSR group companies after the demerger, irrespective of when the contamination occurred or the liabilities or costs arise.

  Antitrust (trade practices) laws

        Rinker group companies in the United States are subject to antitrust laws. Antitrust or competition considerations may restrict business activities within the Rinker group and the ability to grow through acquisitions or participate in industry rationalization in particular geographic markets.

        Rinker group companies in Australia are subject to regulation by the Australian Competition and Consumer Commission ("ACCC") which administers the Trade Practices Act 1974. Rinker group entities are from time to time involved in investigations conducted by the ACCC.

  Marketing channels and sales methods

        Details of marketing channels and sales methods are included in the business analysis above. Customers include a range of commercial building and construction companies, government departments and a variety of trades and individuals. Sales personnel operate from central regional locations or individual operating facilities.

        Rinker's management does not believe the loss of any single contract would have a material impact on the Rinker group's performance.

  Source and availability of raw materials and inputs

        A large proportion of the raw materials and inputs used in Rinker group entities' products are bulk commodities, which are either produced internally or are purchased under contract or agreements with outside vendors. Rinker's management is not aware of any restrictions on the availability of raw materials, under normal circumstances and subject to normal competitive forces, which would materially impact the Rinker group's result.

  Corporate and securities regulation

        As an Australian company, Rinker is subject to corporate regulation by (principally) the Australian Securities and Investments Commission. Because its ordinary shares are listed on the securities exchange operated by ASX, Rinker is also subject to regulation by ASX. Following effectiveness of this registration statement on Form 20-F, Rinker will file periodic reports and other information with the SEC, including an annual report on Form 20-F. Rinker will also furnish to the SEC on Form 6-K its semi-annual consolidated financial statements, prepared in accordance with Australian GAAP, and other material information on Form 6-K that Rinker makes public in Australia or provides to its shareholders. See "Where you can find more information about Rinker Group Limited". Furthermore, once its ordinary shares are registered under the Securities Exchange Act of 1934 Rinker will be subject to various US corporate governance requirements including those resulting from the enactment of the Sarbanes-Oxley Act of 2002.

  C.    Organizational Structure

        Rinker has a group of more than 50 subsidiaries in the United States, Australia and China. The complete list of these entities, with their country of incorporation and percentage of Rinker's ownership, is listed at Note 35 to the financial statements included elsewhere in this registration statement.

  D.    Description of Property, Plant And Equipment

        Rinker's principal executive offices are located at, Level 8, Tower B, 799 Pacific Highway, Chatswood, New South Wales, 2067, Australia.

        As at March 31, 2003, Rinker group entities had over 700 production facilities in the United States, Australia and China.

        These sites include:

Facilities	Number
Concrete (8 are 50% owned)	385
Quarries and sand (2 are 50% owned)	176
Pipe & concrete products	84
Asphalt (29 are 50% owned)	50
Concrete block (two are 50% owned)	24
Cement mills (two are 50% owned)	4

        In addition, Rinker group entities have a number of distribution sites.

        As a result of the demerger, CSR's beneficial 40% interest in Penrith Lakes Development Corporation Limited ("PLDC"), which extracts the majority of the aggregates for the Sydney region, was transferred to Readymix. Boral and Hanson own 40% and 20% respectively of PLDC. Readymix has agreed to share future profits produced from land sales equally with CSR. A significant portion of the PLDC land holdings have been identified as having potential, subject to planning approvals, for a major urban land development, creating approximately 4,900 residential lots.

        Management believes that the facilities of Rinker group entities are suitable and adequate for its present needs and are well maintained and in good operating condition. The Rinker group entities carry insurance covering property and casualty and certain other risks to which their facilities and operations may be subject. The Rinker group entities own most of their principal operating facilities and lease the remainder. Management does not believe the Rinker group earnings are dependent upon any single operating facility. The most significant single facility is FEC quarry, which is discussed below.

        The following table is a list of the principal facilities in the Rinker group. This list is not intended to be a compete list of all the Rinker group's operating locations. Principal facilities are owned by Rinker group entities unless stated otherwise.

RINKER SITE	LOCATION		PRODUCT SOLD
Chatswood (leased)	New South Wales	Australia	Administration
READYMIX SITE	LOCATION		PRODUCT SOLD
Chatswood (leased)	New South Wales	Australia	Administration
Albion Park	New South Wales	Australia	Aggregates
Gosnells	Western Australia	Australia	Aggregates
Oaklands	Victoria	Australia	Aggregates
Pakenham	Victoria	Australia	Aggregates
Penrith Quarry(1)	New South Wales	Australia	Aggregates
Blacktown	New South Wales	Australia	Pipe
Eagle Farm	Queensland	Australia	Pipe
Petrie	Queensland	Australia	Pipe
Laverton	New South Wales	Australia	Pipe
Welshpool	Western Australia	Australia	Pipe

RINKER MATERIALS SITE	LOCATION		PRODUCT SOLD
West Palm Beach	Florida	USA	Administration
FEC Quarry (2)	Florida	USA	Aggregate
Brooksville Quarry	Florida	USA	Aggregate
Buffalo Road	Nevada	USA	Aggregate
Krome Quarry (leased)	Florida	USA	Aggregate
Macon Quarry (leased)	Georgia	USA	Aggregate
Everett Quarry	Washington	USA	Aggregate
Alico Quarry (leased)	Florida	USA	Aggregate
Dogwood Quarry (partially leased)	Georgia	USA	Aggregate
St Catherine Quarry (leased)	Florida	USA	Aggregate
Davenport Sand	Florida	USA	Aggregate
Ft Calhoun (partially leased)	Nebraska	USA	Aggregates
Glendale (leased)	Arizona	USA	Aggregates/Concrete/Asphalt
Maricopa (leased)	Arizona	USA	Aggregates/Concrete/Asphalt
19th Avenue	Arizona	USA	Aggregates/Concrete/Asphalt
Beeline	Arizona	USA	Aggregates/Concrete/Asphalt
Cortaro	Arizona	USA	Aggregates/Concrete/Asphalt
Sacaton	Arizona	USA	Aggregates/Concrete/Asphalt
Orchards	Washington	USA	Aggregates/Concrete/Asphalt
Cache Creek	California	USA	Aggregates/Concrete/Asphalt
Riviera Beach	Florida	USA	Block
Crego	New Mexico	USA	Block
Las Vegas	Nevada	USA	Block
Miami Cement Mill	Florida	USA	Cement
Brooksville Cement Mill	Florida	USA	Cement
Port Everglades Terminal (leased)	Florida	USA	Cement
Bonita Springs	Florida	USA	Concrete/Block
7th Street	Arizona	USA	Concrete
Miami	Florida	USA	Pipe
Houston Pipe (partially leased)	Texas	USA	Pipe
Frederick (leased)	Maryland	USA	Pipe
Dallas	Texas	USA	Pipe
Denver	Colorado	USA	Pipe
Corona (leased)	California	USA	Pipe
Las Vegas	Nevada	USA	Pipe
Phoenix	Arizona	USA	Pipe
Greenfield	Indiana	USA	Pipe
Albuquerque	New Mexico	USA	Pipe
Columbia	S. Carolina	USA	Pipe
Fresno	California	USA	Pipe
Alexandria	Louisiana	USA	Pipe
Gainesville	Texas	USA	Polypipe
Laplatte	Nebraska	USA	Prestress
Marshall	Missouri	USA	Prestress

(1)
40% beneficial interest in quarry land held through PLDC. See above.

(2)
The FEC quarry near Miami is one of the largest volume quarries in the US, producing about 11 million tonnes of aggregate each year. Its reserves are estimated to be about 285 million tonnes of aggregate, or about 12% of Rinker Materials' total estimated reserves as at March 31, 2003. For the fiscal year ended March 31, 2003, aggregate accounted for about 22% of Rinker Materials' trading revenue. About 19% of Rinker Materials' total aggregate trading revenue is derived from the FEC quarry in Florida. Accordingly, Rinker Materials' revenues could be materially adversely affected if its access to the aggregate reserves of FEC quarry for both internal use and external sale were restricted.

  Environmental issues affecting properties, plant and equipment

        Certain environmental issues that are potentially material to the operations of businesses in Rinker group companies are discussed below:

        Lake Belt Permit Challenge.    Rinker Materials holds one and is the beneficiary of one other of 12 federal mining permits granted for the Lake Belt area in South Florida. The permit held by Rinker Materials covers Rinker Materials' SCL and FEC quarries. Rinker Materials' Krome quarry is operated under one of the other permits. The FEC quarry is the largest of Rinker Materials' quarries measured by volume of aggregates mined and sold. Various governmental agencies are involved in litigation brought by environmental groups concerning the manner in which all 12 permits were granted. The plaintiffs allege that the relevant governmental agencies acted capriciously, abused their discretion and failed to comply with administrative regulations and procedures and to consider all appropriate information when issuing the permits. The plaintiffs seek to set aside the permits and to enjoin the relevant governmental agencies from granting further permits. Rinker Materials is not named as a party to the proceedings, but is presently considering the most effective means of protecting its interests. The proceedings are at an early stage and therefore it is not possible to determine the likely outcome or what impact that will have on Rinker Materials' operations. If the Lake Belt permits, including the key permits for the SCL, FEC and Krome quarries, were ultimately set aside, Rinker Materials and the other industry participants with quarries in the Lake Belt region would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely result in increased costs and other adverse operational effects on Rinker Materials. However, Rinker believes that its permits were validly issued and does not believe that there is a material risk of such an outcome. Cement Kiln Dust: Like other cement manufacturing facilities Rinker Materials' Miami cement plant has a cement kiln dust ("CKD") former disposal site that could pose a risk of elevated pH levels and other impacts to surrounding groundwater. Although Rinker Materials does not currently envisage a need to open a new CKD landfill, if it did so such a site would require extensive permitting and environmental controls.

        Silica Exposure:    Rinker group entities are not defendants in any silicosis litigation at present and Rinker Materials has recently lowered workplace exposure limits below the federally mandated permissible exposure limits. Rinker Materials' current exposure level is in accord with the recommendations of a number of independent occupational health organizations. Readymix's permitted exposure limits are well below the applicable Australian standards.

        Waste disposal:    In the US regulated solid and hazardous wastes are sent to licensed third party sites. Rinker Materials also operates permitted construction and demolition debris landfills in Everett, Washington and Miami, Florida.

        Quarry Reclamation:    Permits for some of the Rinker group's quarries require reclamation activities to be performed when quarry activities cease. Costs related to these reclamation obligations are not expected to be material to the Rinker group.

Item 5    Operating and Financial Review and Prospects

Significant Events in fiscal year 2003

  •
  The Federal Court of Australia approved the demerger of Rinker from CSR on March 28, 2003;

  •
  Rinker's ordinary shares commenced trading on the ASX (on a deferred settlement basis) on March 31, 2003 and Rinker's ordinary shares were issued to shareholders on April 11, 2003;

  •
  Acquisition of Kiewit for US$540 million (net of cash dividend), on September 26, 2002;

Events subsequent to March 31, 2003

  •
  In May 2003 Australian Cement Holdings, 50% owned by Readymix, merged with Queensland Cement Limited to form Australia's largest cement manufacturer, Cement Australia Pty Ltd, 25% owned by Readymix, 25% by Hanson, and 50% by Holset, a subsidiary of Holcim.

  •
  Changes to the Australian-US tax treaty remove any obligation on Rinker Materials to pay withholding tax (currently 15%) if remitting dividends from Rinker Materials to Rinker from July 1, 2003.

Basis of preparation and presentation

        The financial statements included elsewhere in this registration statement include Rinker and its controlled entities.

        Rinker demerged from CSR in accordance with an order of the Federal Court made on March 28, 2003. Rinker's ordinary shares commenced trading on the ASX on March 31, 2003 (on a deferred settlement basis).

        In preparation for Rinker's demerger from CSR, a number of heavy building materials businesses were transferred to Rinker subsidiaries at different times during fiscal year 2003. In addition, a number of sugar and light building products businesses were transferred out of Rinker subsidiaries at different times during the fiscal year 2003. As a consequence, the results of the Rinker group as a statutory entity do not reflect the businesses that now comprise the Rinker group. Under Australian GAAP, all of these acquisitions were accounted for at net fair value. Under US GAAP, the internal transactions were accounted for as entities under common control. To consummate the demerger, CSR effected a capital reduction and distribution to its shareholders in an amount equivalent to the value of Rinker after the internal transfers were completed. The entitlement of CSR's shareholders to the capital reduction and distribution was ultimately satisfied in the demerger through the distribution to CSR's shareholders of ordinary shares in Rinker on a one-for-one basis.

        The financial statements included elsewhere in this registration statement have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements. These standards and reporting requirements form part of Australian GAAP. A reconciliation of the major differences between these principles and those applicable under US GAAP is included as Note 38.

        The financial statements included elsewhere in this registration statement have been prepared in accordance with the historical cost convention, except for certain assets, which are at deemed cost. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous fiscal years.

        The combined financial statements have been prepared on a carve-out basis and include the financial position, financial performance and cash flows of Rinker Materials' United States businesses and of the Readymix businesses that were transferred to the Rinker group from CSR prior to the demerger. These financial statements have been prepared from historical accounting records of the CSR group and present all of the operations of the businesses as if the Rinker group had been a separate economic entity inclusive of all of these businesses for all periods presented. The historical financial information presented in this registration statement is not indicative of the Rinker group's future financial performance.

        An estimate of general corporate overheads related to corporate headquarters and common support divisions has been included in the combined statement of financial position based on amounts previously incurred by CSR Limited, less those amounts considered specific to the remaining businesses of CSR Limited. Management believes that the allocation basis is reasonable. Following the demerger, Rinker will perform these functions using its own resources or purchased services and is responsible for the costs and expenses associated with the management of a public company.

        Changes to equity in the periods presented arise from net income or loss, other comprehensive income and other deemed contributions/distributions with CSR.

        Rinker Materials, historically a 100% owned subsidiary of Rinker, held external debt. In addition, other financing was obtained through CSR or its 100% owned subsidiary, CSR Finance Limited. Other businesses, previously owned by CSR were funded through equity contributions.

        The combined statement of financial position, therefore, includes all of the external debt and interest bearing intercompany debt, and the statement of financial performance includes the associated interest expense.

Critical accounting policies

        The financial statements included elsewhere in this registration statement are prepared under Australian GAAP. A description of the significant accounting policies is included in the financial statements.

        A US GAAP reconciliation is provided in Note 38 to the financial statements. Differences in fiscal year 2003 relate principally to the accounting for revaluation of non-current assets (A$13.5 million) and amortization of goodwill (A$83.0 million).

        In applying Australian GAAP and US GAAP, Rinker group entities' management will often be required to make individual estimates and assumptions regarding expected outcomes or uncertainties. Actual results or outcomes generally differ from estimated or assumed amounts. In the past, these differences have not been material. In the future such differences will be included in the financial statements of the Rinker group as soon as they are known. The individual estimates and assumptions generally do not involve a level of risk or uncertainty that would be material to the financial statements of the Rinker group as a whole because, although numerous in number, they generally are relatively immaterial in amount.

        There are estimates and assumptions made by management in preparing the financial statements of the Rinker group for which actual results will emerge over long periods of time. Although there is greater risk with respect to the accuracy of these long-term estimates and assumptions because of the long period over which actual results will emerge, Rinker group's management believes that such risk is mitigated by its ability to closely monitor and periodically adjust these estimates and assumptions over the same long period.

        Based on a critical assessment of the Rinker group's accounting policies and the underlying judgments and uncertainties affecting the application of those policies, Rinker's management believes that the financial statements provide a fair perspective of the Rinker group after the demerger.

        The accounting policies under Australian GAAP and US GAAP that Rinker management believes are critical to understanding the Rinker group's financial performance and financial condition are discussed below.

  Depreciation lives of property, plant and equipment

        Rinker group entities depreciate their property, plant and equipment over their estimated useful lives. This requires Rinker group entities' management to make estimates as to technological and/or market redundancy issues affecting their assets as well as any potential physical asset life. The Rinker group had A$2,667 million of property, plant and equipment in its statement of financial position as at March 31, 2003 and depreciation on those assets totaled A$260 million for the year ended March 31, 2003, or approximately 10% of book asset value. Depreciation in fiscal year 2002 amounted to A$251 million, or approximately 9% of book asset value. The annual review of the recoverable value of non current assets is undertaken to determine whether there are any material errors in judgment in respect of the rate of depreciation of property, plant and equipment impacting the carrying value of those assets.

  Impairment and recoverable value of non-current assets

        Under Australian GAAP, the Rinker group is required to write-down non-current assets to their estimated recoverable amount based on their proposed future use. Recoverable amounts involve significant judgments by Rinker group entities' management and represent the estimated current value of the cash flows arising from the continued use or the sale of the non-current assets. In calculating recoverable amounts, Rinker group entities discount cash flows to present value. Management calculates the cash flows utilizing forecasts of how the business is expected to operate based on the current performance and business environment but taking into account expected future changes. These include approved strategic initiatives by the Rinker group and any expected external factors, such as economic activity levels, degree of competition and the relevant Rinker group entity's position in the market for the business under review. Rinker group entities' management review these cash flow projections at least annually and any assets with a carrying value not supported by their discounted future cash flows are written down to their estimated recoverable amount. Sensitivity analysis is applied to the calculation of future cash flows to determine whether the asset carrying value is supported under different assumptions. Impairment losses are measured as the amount by which the carrying value of non-current assets exceeds their recoverable amount as calculated above. Impairment losses are recognized immediately in earnings. Details of impairment losses in the fiscal year 2001 are included in the following management discussion and analysis of the financial results. There were no material impairment losses in fiscal years 2003 and 2002.

        As described in Note 38 of the financial statements, prior to adoption of Australian Accounting Standard AASB 1041 "Revaluation of Non-Current Assets" by the Rinker group from April 1, 2001, Australian GAAP allowed non-current assets to be revalued upwards through an asset revaluation reserve. Such revaluations of assets were not allowed under US GAAP and so were reversed in presenting the US GAAP reconciliation. The depreciation charge on the revaluation increment of revalued assets was also reversed for US GAAP reconciliation purposes. Since adoption of AASB 1041 on April 1, 2001, the Rinker group has elected to apply the cost basis of recording property, plant and equipment, discontinue the practice of revaluing property, plant and equipment upwards and deemed all revalued property, plant and equipment carrying amounts as at March 31, 2001 to be their cost going forward. This means that the asset revaluation reserve is fixed as at April 1, 2001, and write-downs of assets may no longer be made through the asset revaluation reserve. Assets, which had previously been revalued upwards, will still require a US GAAP adjustment for depreciation and profit on disposal.

        Under US GAAP, property, plant and equipment and intangible assets with finite useful lives are tested for impairment when an event or change in circumstance indicates that the carrying amount of the asset may not be recoverable. Recoverability of such assets is measured by a comparison of the carrying amount of the asset (as adjusted from Australian GAAP to US GAAP) to future undiscounted net cash flows expected to be generated from the assets' use at the lowest level at which identifiable cash flows are generated. When the cash flow analysis indicates an asset is impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by quoted market prices, discounted cash flows or other valuation techniques.

  Amortization of goodwill

        Under Australian GAAP, Rinker group entities amortize goodwill over a maximum of 20 years on a straight-line basis. As at March 31, 2003 the carrying value of goodwill was A$1,455 million. The amortization expense in fiscal year 2003 amounted to A$83.0 million and amounted to A$70.4 million in fiscal year 2002. Any un-amortized goodwill is included in asset values that are tested at least annually for impairment.

        Management calculates the cash flows utilizing forecasts of how the business is expected to operate based on the current performance and business environment but taking into account expected future changes. These include approved strategic initiatives by the Rinker group, and any expected external factors such as economic activity levels, degree of competition and the relevant Rinker group entity's position in the market for the business under review. Rinker group entities' management review these cash flow projections at least annually and any assets with a carrying value not supported by their discounted future cash flows are written down to their estimated recoverable amount. Sensitivity analysis is applied to the calculation of future cash flows to determine whether the asset carrying value is supported under different assumptions.

        For US GAAP purposes pursuant to Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets," effective April 1, 2002, the Rinker group does not amortize goodwill but reviews the carrying value for impairment on an annual basis and on an interim basis when impairment factors indicate. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units based on future cash flows.

        Impairment losses are measured as the amount by which the carrying value of goodwill exceeds their recoverable amount as calculated above. Impairment losses are recognized immediately in earnings. There were no material impairment losses relating to goodwill under either Australian GAAP or US GAAP in fiscal years 2003, 2002 and 2001.

  Provision for uninsured losses and future claims

        Rinker group companies retain significant liability for workers compensation, automobile liability, product, and general liability claims, as well as certain liabilities for employee medical claims under benefit programs. Rinker group companies have insurance coverage above the retained liability for each claim and an aggregate amount for each year.

        Management believes that adequate provision has been made for all known and for the value of probable future claims to the extent such claims can be measured reliably. Measurement is based on the annual report of an independent actuary.

  New accounting standards

  Australian Standards

        Australian Accounting Standard, AASB 1044, "Provisions, Contingent Liabilities and Contingent Assets," was adopted by the Rinker group from April 1, 2002. The standard deals with the recognition, measurement and presentation of provisions, contingent assets and contingent liabilities. Specifically, the standard results in a tightening of the rules relating to the recognition of provisions, especially restructuring provisions, and will only allow recognition of provisions for final dividends if the dividend is declared prior to the balance sheet date. Additionally, the standard contains extensive disclosure requirements, including the disclosure of movements during the reporting period for each class of provision. The adoption of AASB 1044 did not have a material impact on the financial position, financial performance or cash flows of the Rinker group for fiscal year 2003.

        Also in fiscal year 2003, the Rinker group adopted the following Australian Accounting Standards—AASB 1005 "Segment Reporting"; AASB 1012 "Foreign Currency Translations"; AASB 1027 "Earnings per Share"; and AASB 1042 "Discontinuing Operations". These standards required additional disclosure, which, where appropriate, have been added to the financial statements appearing elsewhere in this registration statement. The introduction of the standards had no impact on the reported results of the Rinker group for fiscal year 2003.

        During fiscal year 2004, the Rinker group will be required to adopt revised Australian Accounting Standard, AASB 1028 "Employee Benefits". This standard requires additional disclosure and changes the requirements for recognition of liabilities and expenses relating to termination benefits such that liabilities are less likely to meet the criteria for recognition. This standard is not expected to have any impact on the reported results of the Rinker group under Australian GAAP.

        The revised Australian Accounting Standard AASB 1020, "Income Taxes", is applicable to financial years ending on or after December 31, 2005 (fiscal year 2006 for the Rinker group) and has the following key implications:

  •
  For assets that have previously been revalued upwards, the Rinker group will recognize the equivalent deferred tax liability. When these assets are subsequently depreciated, the additional depreciation will be tax effected and will result in an increased profit after tax compared to the existing standard.

  •
  For acquisitions, assets and liabilities acquired are initially recorded by the Rinker group at fair value (which may be above their tax bases). Under the new standard, the Rinker group will have to record a deferred tax liability for this increased value. This will cause differences in deferred tax balances and goodwill recorded in accounting for the Rinker group's recent and past acquisitions. When the net fair values are greater than the tax bases, a deferred tax liability will be recorded causing goodwill to be increased.

        A project is being undertaken by the Rinker group to consider both the ongoing impact of AASB 1020 to the Rinker group and the impact on initial adoption. The transitional provisions require all previous acquisitions to be revisited where practicable.

        On July 3, 2002, the Australian Financial Reporting Council announced that Australia would adopt International Financial Reporting Standards ("IFRS"), formerly known as International Accounting Standards, for financial years beginning on or after January 1, 2005 (fiscal year 2006 for Rinker). The adoption of IFRS is expected to have a significant impact, however Rinker has not yet completed an assessment of the impact of IFRS on its financial position or financial performance.

  US Standards

        Effective July 1, 2001, the Rinker group adopted SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have a material impact on the financial position, or financial performance of the Rinker group for fiscal years 2002 and 2003.

        As discussed above the Rinker group adopted Statement of Financial Accounting Standards, or SFAS No. 142, Goodwill and Other Intangible Assets, in fiscal year 2003. Under this standard, for US GAAP purposes, the Rinker group does not amortize goodwill but reviews the carrying value for impairment on an annual basis and on an interim basis when impairment factors indicate. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units based on future cash flows. As a result of the introduction of the standard, Rinker made an adjustment of A$83.0 million in its reconciliation of net profit reported under Australian GAAP and that reported under US GAAP, included in Note 38 to the financial statements.

        Effective January 1, 2003, the Rinker group adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. Specific requirements must be met before an accrual is made. The provisions of SFAS. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on Rinker group's financial position or financial performance.

        Effective January 1, 2003, the Rinker group adopted FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The adoption of FIN 45 did not have a material impact on the Rinker group financial position or financial performance.

        Effective March 31, 2003, The Rinker group adopted SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148") which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Rinker group currently accounts for stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and therefore, the adoption of SFAS 148 did not have a material impact on the Rinker group financial position or financial performance.

        On August 16, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which is effective for financial statements issued for fiscal years beginning after June 15, 2002 (fiscal year 2004 for the Rinker group). The pronouncement addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. The Rinker group is currently reviewing SFAS 143, and has not yet determined its likely impact on the Rinker group financial position or financial performance.

        On April 30, 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). The pronouncement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" ("SFAS 4") and an amendment to that statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" ("SFAS 64") so that all gains and losses from the extinguishment of debt are aggregated and will now be classified as extraordinary only if they meet the criteria set forth in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal

of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions; rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers"; and amends SFAS No. 13, "Accounting for Leases" to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner. The provisions relating to the rescission of SFAS 4 and SFAS 64 are effective for fiscal years beginning after May 15, 2002 (fiscal year 2004 for the Rinker group). The provisions relating to the amendment of SFAS 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002. SFAS 145 is not expected to have a material impact on the Rinker group financial position or financial performance.

        On January 17, 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" ("FIN 46"). The interpretation addresses consolidation by business enterprises of Variable Interest Entities ("VIEs") that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the enterprise will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the enterprise will hold a significant variable interest in, or have significant involvement with, an existing VIE. Pursuant to the transitional requirements of FIN 46, the Rinker group will adopt the consolidation guidance applicable to any existing VIEs on April 1, 2004. Any VIEs created after January 31, 2003, are immediately subject to the consolidation guidance in FIN 46. The Rinker group is currently reviewing its major commercial relationships and its overall economic interests with other companies, including those in which it has an equity position, to determine the extent of its variable economic interest in these parties, and has not yet identified any material entities that would be judged to be VIEs of the Rinker group.

        On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). The pronouncement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The Rinker group has not yet determined the impact of the adoption of SFAS 149 on the Rinker group financial position or financial performance.

        On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). The pronouncement modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. The Rinker group has not yet determined the impact of the adoption of SFAS 150 on the Rinker group financial position or financial performance.

A. Management discussion and analysis of the financial results

        The following discussion of the Rinker group's operating results uses financial data prepared under Australian GAAP. See Note 38 to the financial statements included elsewhere in this registration statement for a description of the principal differences between Australian GAAP and US GAAP as they relate to the Rinker group and a reconciliation of net profit and shareholders' equity for the years and as of the dates therein indicated.

General factors affecting the financial results of the Rinker group

  Overview

        Rinker group entities are manufacturers and suppliers of heavy building materials primarily in the US and Australia. In the US, Rinker's subsidiary, Rinker Materials, has five reporting segments: Aggregates; Cement; Concrete, concrete block and asphalt; Concrete pipe and products; and Other, which includes gypsum supply, pre-stressed concrete, polyethylene pipe and Rinker Materials' corporate overheads.

        In Australia, Rinker's subsidiary, Readymix, produces aggregate, concrete, concrete pipe and other concrete products. Readymix also holds substantial joint venture interests in cement and asphalt operations and owns a 99% interest in a concrete business in China.

  Rinker Materials

        Rinker Materials' operating results are primarily impacted by the level of construction activity in the residential, commercial and civil segments of the construction materials industry. For the year ended March 31, 2003, approximately 45% of Rinker Materials' trading revenue was estimated by Rinker Materials' management to have been derived from residential construction, 30% from commercial construction, and 25% from the civil construction.

        Economic and population growth, coupled with rising personal incomes and low mortgage rates, have resulted in substantial growth in US residential construction over the last four years. Residential housing starts in the US in calendar years 2002, 2001, 2000 and 1999 were estimated by the US Department of Commerce to have been 1.71, 1.60, 1.57 and 1.64 million respectively, which compares to an average annual rate of 1.49 million starts between calendar years 1992 and 2002.

        In Florida, which accounted for about 45% of Rinker Materials' trading revenues for the year ended March 31, 2003, the residential construction market has outperformed the US national average. Between calendar years 1999 and 2002, Dodge estimated an average annual growth of 14.2% in Florida residential construction and building spending, compared to a US average of 7.9%.

        Growth in the US economy and falling interest rates resulted in strong growth in commercial construction between 1999 and 2001. Dodge estimates that total commercial construction and building spending increased from US$132.5 billion in calendar year 1999 to US$140.1 billion in calendar year 2001. In calendar year 2002, commercial construction activity softened due to a number of factors principally related to the weaker economic climate.

        The commercial construction sector in Florida outperformed the US national average between calendar years 1999 and 2001, with Dodge estimating an average annual growth rate of 3.9% in Florida commercial construction and building spending, compared to a US national average of 2.8%. However, in calendar year 2002 commercial construction fell 6.9% in Florida compared to 4.6% for the US.

        Rinker Materials' exposure to the civil construction sector primarily relates to the construction of roads, highways and bridges. Civil construction activity in the US has increased over the last four years with spending as estimated by Dodge, increasing from US$74.6 billion in calendar year 1999 to US$103.1 billion in calendar year 2002. This was primarily due to TEA 21, the legislated federal government infrastructure spending program. In 2002, civil construction activity has continued to be positively impacted by federal and state infrastructure funding.

        Between the fiscal years ended 2001 and 2003, Rinker Materials' volumes have increased. This was primarily as a result of acquisitions, such as Kiewit, and underlying growth in key markets, particularly Florida. Volumes for the year ended March 31, 2003 have been positively impacted by a full year contribution from prior year acquisitions and continued growth in the Florida market. In other markets, growth in residential construction was offset by a decline in the commercial and civil sectors.

        Rinker Materials' financial performance is impacted by changes in prices for its products. Pricing is determined by the level of demand and supply and the competitive environment in the various geographic and product markets in which Rinker Materials operates. In Florida, over the last three fiscal years, Rinker Materials has achieved price growth in excess of inflation for the majority of its products. In other regions, price increases have been broadly in line with inflation.

  Readymix

        For the fiscal year ended March 31, 2003, Readymix's trading revenue was estimated to have been derived approximately 40% from residential construction, 30% from civil construction and the remaining 30% from commercial construction.

        Over the last three fiscal years activity in the residential segment has been influenced by taxation and government housing initiatives. GST introduced in July 2000 had a significant impact on activity prior to its introduction (supplemented in the Sydney market by the 2000 Olympic Games) but resulted in an oversupply and a weaker residential market for the subsequent year. Since June 30, 2001, falling interest rates and the introduction of the Australian Federal Government's First Home Owners Grant led to an increase in residential commencements in the latter half of fiscal year 2002 and in fiscal year 2003.

        The commercial segment of the construction market has strengthened over the last year. According to the Australian Bureau of Statistics total spending in the commercial segment has grown from A$12.6 billion in the year ended December 31, 2001 to A$14.1 billion in the year ended December 31, 2002. Spending in the year to December 2000 was estimated at $13.6 billion.

        Civil construction in Australia is largely dependent on government infrastructure programs. According to the Australian Bureau of Statistics spending in the civil segment has risen from A$18.3 billion in the year ended December 31, 2001 to A$22.1 billion in the year ended December 31, 2002. Spending in the year to December 2000 was estimated at $19.2 billion.

        For the year ended March 31, 2003, increased expenditure in the residential segment and a recovery in the commercial and civil segments positively impacted the Australian construction market. The recovery in the civil segment over the next two to four years will principally depend on a number of y approved public and private infrastructure projects. These projects include the Chatswood to Parramatta train line in Sydney, the Sydney Cross City Tunnel and the Western Sydney Orbital motorway already started, and others not yet in progress, including the Lane Cove Tunnel in Sydney and the Mitcham-Frankston freeway in Victoria.

  Major acquisitions

        As discussed in "Item 4—Information on the Rinker group" Rinker Materials acquired Kiewit for US$540 million (net of cash dividends) on September 26, 2002. See the Unaudited Pro-Forma Combined Statement of Performance commencing on page P-1 for a presentation of the pro-forma impact on the statement of financial performance assuming the acquisition of Kiewit had been completed on April 1, 2002. Since the date of acquisition, the results of Kiewit are included in the results of Rinker Materials as discussed below.

        Kiewit's audited financial statements for its fiscal year ended December 31, 2001 and Kiewit's unaudited financial statements for the six months ended June 30, 2002, as well as for the six months ended June 30, 2001, have been reproduced from Kiewit's filings with the SEC and appear beginning on page K-1. For the year ended December 31, 2001, Kiewit reported total revenue of US$509 million, net earnings of US$35 million and, as at December 31, 2001, Kiewit reported total assets of US$416 million. For the six months ended June 30, 2002, Kiewit reported revenue of US$244 million, down 3% from US$251 million in the prior corresponding period. As at June 30, 2002, Kiewit reported total assets of US$438 million.

        Since the acquisition on September 26, 2002 Kiewit reported US$244.6 million in trading revenue and US$18.2 million in EBIT. For fiscal year 2003, these results are integrated with the remainder of Rinker Materials as part of the Aggregate and Concrete, concrete block and asphalt segments and included in the discussion of Rinker Materials results, which follows.

        In early fiscal year 2001, Rinker Materials acquired Florida Crushed Stone and American Limestone. While the capital amounts were material in that year, a large proportion of the results of these businesses are included in the Rinker Materials' results in fiscal year 2001 and a full year in fiscal year 2002 and are discussed in the comparison of Rinker Materials' results below.

  Exchange rates

        For the year ended March 31, 2003, over 80% of the Rinker group's trading revenue was generated in the US. Accordingly, the Rinker group's A$ earnings are impacted by the movement in the A$/US$ exchange rate in the translation from US$ to A$. An appreciation of the A$ relative to the US$ would be expected to have an adverse impact on the Rinker group's reported results.

        The average month end exchange rates used for translation of the Rinker Materials' US$ transactions into A$ for the years ended March 31, 2003, 2002 and 2001 are set out in the table below.

	Year ended March 31
	2003	2002	2001
US$/A$— average	0.5654	0.5112	0.5524
Year-on-year change	11%	(7%)	(14%)

Source: average of Reuter's hedge settlement rates at the end of the calendar month.

Overview—Year ended March 31, 2003 compared to the year ended March 31, 2002 and 2001

        The Rinker group's trading revenue and EBIT for the years ended March 31, 2003, 2002 and 2001 are set out below. A further breakdown of the Rinker group's results to net profit is included in the statement of financial performance in the financial statements, which are presented elsewhere in this registration statement.

	Rinker group Trading revenues and EBIT A$ Millions Year Ended March 31,
	2003		2002		2001
	Trading revenues	EBIT	Trading revenues	EBIT	Trading revenues	EBIT
Rinker Materials	4,218	592	4,116	598	3,590	497
Readymix	1,014	119	925	61	922	13
Corporate costs	—	(13)	—	(13)	—	(13)

Total Rinker group	5,232	698	5,041	646	4,512	497

        As previously defined under "Certain definitions", "EBIT" means Profit from ordinary activities before finance and income tax in accordance with Australian GAAP.

Trading revenue

        The Rinker group's trading revenue of A$5,232 million for the year ended March 31, 2003 represented a A$191 million, or 3.8%, increase compared to trading revenue for the year ended March 31, 2002 of A$5,041 million. In Rinker Materials an increase in US$ trading revenue of US$279 million (A$493 million) from improved trading and new acquisitions, was principally offset by the impact of a stronger A$ relative to the US$ of approximately A$444 million. Increased trading revenue in Readymix related principally to price increases in concrete and aggregates.

        The Rinker group's trading revenue of A$5,041 million for year ended March 31, 2002 represented a A$529 million, or 11.7%, increase compared to year ended March 31, 2001 trading revenue of A$4,512 million. The increase was primarily due to incremental trading revenue of A$280 million from Rinker Materials' fiscal year 2002 acquisitions and full year results from fiscal year 2001 acquisitions, along with a 7% weaker A$ relative to the US$ that increased Rinker Materials' trading revenue by A$272 million.

Cost of Sales

        Cost of sales increased by 3.6% to A$3,126 million in fiscal year 2003 from A$3,017 million in fiscal year 2002 and from A$2,804 million in fiscal year 2001. In Rinker Materials cost of sales increased by A$86 million. These costs increased A$310 million, expressed in constant A$, however, the strengthening of the A$ relative to the US$ by 11% had the effect of reducing this increase by A$224 million. The increase in operating activities included A$28 million from the acquisition of Kiewit. As a percentage of trading revenue, cost of sales was 60% in fiscal year 2003, the same as for fiscal year 2002 and slightly down on 62% in fiscal year 2001.

Warehouse and distribution costs

        Warehouse and distribution costs rose 5.1% to A$932 million in fiscal year 2003 from A$887 million in fiscal year 2002 and from A$721 million in fiscal year 2001. In Rinker Materials a cost increase of A$47 million comprised an increase of A$120 million in operating activities partially offset by a A$ 73 million reduction from the 11% stronger A$ relative to the US$. The increase in operating activities included A$75 million from the acquisition of Kiewit. In fiscal year 2003 these costs represented 17.8 % of trading revenue compared to 17.6% fiscal year 2002 and 16.0% in fiscal year 2001. The gradual increase in warehouse and distribution costs as a percentage of trading revenue over the last three fiscal years reflects an increasing proportion of Rinker operations in the Aggregates segment, where the freight cost in delivered product revenue is relatively high compared to higher priced manufactured goods, such as pipe, concrete, and building materials.

Selling costs

        Selling costs were A$98 million in fiscal year 2003, A$93 million in fiscal year 2002, and A$88 million in fiscal year 2001. In Rinker Materials an increase of A$3 million comprised an increase of A$ 10 million in operating activities offset by a A$7 million reduction from the 11% stronger A$ relative to the US$. The increase in operating activities included A$ 5 million from the acquisition of Kiewit. Selling costs represented approximately 1.9% of trading revenue in each fiscal year. Selling costs are generally variable and have risen in proportion to trading revenue over the three fiscal years.

Administration and other operating costs

        Administration and other operating costs rose 0.4% to A$439 million in fiscal year 2003 from A$437 million in fiscal year 2002 and from A$395 million in fiscal year 2001. In Rinker Materials an increase of A$12 million comprised an increase of A$22 million from operating activities offset by an A$34 million reduction from the 11% stronger A$ relative to the US$. The increase in operating activities included A$28 million from the acquisition of Kiewit partially offset by reductions in the Pipe and Concrete Products and Other segment associated with lower volumes and divestment of operations in these segments. In fiscal year 2003 administration and other operating costs were 8.4% of trading revenue compared to 8.7% in fiscal year 2002 and fiscal year 2001. Business acquisitions have been integrated with existing administration cost structures, reducing administration and other operating costs as a percentage of trading revenue, with operating cost improvements offsetting upward cost pressures in existing businesses and from the addition of new businesses.

Other revenue and expenses from ordinary activities

        Other revenue, primarily related to the disposal of property, plant and equipment and other assets, was A$130 million in fiscal year 2003, an increase from A$84 million in fiscal year 2002 which represented a small increase on A$83 million in fiscal year 2001. The largest item of the other revenue in fiscal year 2003 was the sale of the surplus land in Florida for US$11 million. In fiscal year 2002 the largest item of the other revenue was the sale of the Blue Diamond quarry business in Nevada for US$15 million. All other transactions in fiscal year 2003 and 2002 related to the sale of small non-core businesses, or surplus property, plant and equipment, primarily in Rinker Materials and were all less than US$10 million. Other expenses primarily represent the book value of property, plant and equipment and other assets sold. Other expenses in fiscal year 2001 include A$53 million in relation to asset impairment writedowns discussed below.

EBIT

        The Rinker group's EBIT of A$698 million for the year ended March 31, 2003 represented an A$52 million, or 8.0%, increase compared to EBIT for the year ended March 31, 2002 of A$646 million. The increase was due to A$58 million increase in Readymix due to improved prices partially offset by A$6 million decrease in Rinker Materials. The decrease in Rinker Materials reflects a stronger A$ relative to the US$ with Rinker Materials' US$ EBIT increasing from US$306 million to US$334 million.

        The Rinker group's EBIT of A$646 million for year ended March 31, 2002 represented an A$149 million, or 30%, increase compared to year ended March 31, 2001 EBIT of A$497 million. This increase was due primarily to a A$65 million increase in Rinker Materials' EBIT from fiscal year 2001 acquisitions, a 7% decline in the value of the Australian dollar relative to the US$ that increased Rinker Materials EBIT by $40 million, and the writedown and restructure provision costs of A$53 million in fiscal year 2001.

        In fiscal year 2001, the Rinker group recorded asset impairment write downs of A$53 million following a strategic review of the businesses in China and the pipeline rehabilitation business in the USA. No such write-downs occurred in fiscal years 2002 or 2003. Details are as follows:

  •
  Readymix: In China, a review of the future projected cash flow of the business indicated the investment in Tianjin Readymix was significantly overvalued. Competitive market conditions and low barriers to entry had impaired the value of the business and it was written down by A$34 million.

  •
  Rinker Materials: In the US, divestment of the pipeline rehabilitation business was considered most likely and assets were written down by A$19 million to their estimated recoverable amount. The business was sold in August 2002 for approximately the written down book value.

        EBIT includes corporate costs of A$13 million, which represent an estimate of total corporate costs, which would reasonably be incurred by Rinker if it had been a separately listed company for the periods reported.

Borrowing costs

        Borrowing costs decreased by 16% to A$105 million in fiscal year 2003 from A$125 million in fiscal year 2002 and A$136 million in fiscal year 2001. The decrease in fiscal year 2003 primarily reflected the stronger Australian dollar impact of translating interest on US dollar denominated debt. In fiscal year 2002 borrowing costs were lower than fiscal year 2001 as a result of lower interest rates which averaged 5.4% in fiscal year 2002 and 6.7% in fiscal year 2001.

        Rinker debt is predominantly borrowed by Rinker Materials and borrowing costs are predominantly incurred in Rinker Materials. In fiscal year 2003 Rinker Materials borrowing costs were US$58.7 million, which was a decrease of US$3.7 million from fiscal year 2002. In fiscal year 2002 Rinker Materials borrowing costs were US$62.3 million, which was an US$11.1 million decrease for fiscal year 2001

Income tax expense relating to ordinary activities

        Income tax expense relating to ordinary activities increased by 8% to A$208 million in fiscal year 2003, compared to A$192 million in fiscal year 2002 and A$143 million in fiscal year 2001. The Rinker group's effective tax rate decreased from 36.7% in fiscal year 2002 to 35.0% in fiscal year 2003. This is due to a slightly higher proportion of the Rinker group's EBIT being derived from Readymix in Australia in fiscal year 2003, where the corporate tax rate is 30% compared to the effective tax rate of 39% on United States earnings from Rinker Materials.

        In Rinker Materials an increase of A$0.4 million in fiscal year 2003 comprised an increase of A$21 million in operating activities, partially offset by an A$ 17 million reduction from the 11% stronger A$ relative to the US$. The increase in operating activities included A$ 14 million income tax expense on EBIT from the acquisition of Kiewit.

Net profit attributable to members of Rinker

        The net profit attributable to members of Rinker increased by A$53 million or 16% to A$382 million for fiscal year 2003 from A$329 million for fiscal year 2002.

        Net profit attributable to members of Rinker of A$382 million in fiscal year 2003 comprised EBIT of A$698 million plus interest income of A$1 million less borrowing costs of A$105 million, tax expense of A$208 million, and outside equity interests of A$4 million.

        Net profit attributable to members of Rinker of A$329 million in fiscal year 2002 comprised EBIT of A$646 million plus interest income of A$1 million less borrowing costs of A$125 million, tax expense of A$192 million, and outside equity interests of A$1 million.

Results of operations for Rinker Materials segments

        Rinker Materials has five business segments: Aggregate; Cement; Concrete, Concrete block and asphalt; Concrete pipe and products; and Other. Results of operations for Rinker Materials for the years ended March 31, 2003, 2002 and 2001 are translated monthly into A$ using the Reuters hedge settlement rate. The results of Rinker Materials in A$, as shown in the financial statements, which are included elsewhere in this registration statement, are set out in the table below:

	Rinker Materials Business Segment Trading revenues and EBIT(3) A$ millions Year Ended March 31,
	2003		2002		2001
	Trading revenues	EBIT	Trading revenues	EBIT	Trading revenues	EBIT
Aggregates	1,108.6	185.4	957.0	175.0	737.4	127.5
Cement	579.2	153.5	610.4	150.1	523.6	129.6
Concrete, concrete block and asphalt	1,782.8	151.3	1,506.7	123.7	1,280.4	92.7
Concrete pipe and products	777.2	107.6	947.4	153.8	747.7	124.1
Other(2)	703.5	(5.8)	786.5	(4.1)	858.5	22.6
Eliminations(1)	(733.7)	—	(692.5)	—	(558.1)	—

Total Rinker Materials in $A	4,217.6	592.0	4,115.5	598.5	3,589.5	496.5

(1)
Aggregates and Cement sell products to other Rinker Materials segments. This internal revenue is eliminated on combination.

(2)
Other includes Gypsum Supply, Pre-stressed concrete, Polypipe and Rinker Materials corporate costs.

(3)
EBIT means profit on ordinary activities before finance and income tax in accordance with Australian GAAP.

        Rinker Materials records its transactions in its own financial statements in US dollars. Results of operations in US$ for Rinker Materials for the years ended March 31, 2003, 2002 and 2001 are set out below. These results reflect the US dollar trading revenue and EBIT for the US operations prior to translation into A$.

	Rinker Materials Business Segment Trading revenues and EBIT(1) US$ Millions Year Ended March 31,
	2003		2002		2001
	Trading revenues	EBIT	Trading revenues	EBIT	Trading revenues	EBIT
Aggregates	627.2	104.0	489.3	89.4	405.4	69.6
Cement	327.2	86.8	312.1	76.8	286.9	70.9
Concrete, concrete block and asphalt	1,010.1	85.8	770.5	63.3	704.9	51.1
Concrete pipe and products	437.0	60.1	484.0	78.4	410.6	68.3
Other(2)	396.6	(3.1)	401.9	(1.9)	473.9	14.3
Eliminations(3)	(415.1)	—	(354.1)	—	(307.5)	—

Total Rinker Materials	2,383.0	333.6	2,103.7	306.0	1,974.2	274.2

(1)
EBIT means profit on ordinary activities before finance and income tax in accordance with Australian GAAP.

(2)
Other includes Gypsum Supply, Pre-stressed concrete, Polypipe and Rinker Materials corporate costs.

(3)
Aggregates and Cement sell products to other Rinker Materials segments. This internal revenue is eliminated on combination.

Impact of currency exchange rate

        As Rinker Materials records its transactions in its own financial statements in US dollars and these results are translated into Australian dollars for the purposes of combination into the financial statements of the Rinker group, the Rinker group is susceptible to changes in the exchange rate between the US dollar and the Australian dollar. This risk is described in "Item 3.D—Key Information—Risk Factors." The sensitivity of the Rinker group's Australian dollar reported results to movements in the exchange rate are described in "Item 11—Quantitative and Qualitative Disclosures about Market Risks", with sensitivity reduced through the Rinker group's currency hedging policies also described in "Item 11—Quantitative and Qualitative Disclosures about Market Risks". An appreciation of the A$ relative to the US$ has an adverse impact on the Rinker group's reported results.

        The table below sets out the results of Rinker Materials in both US$ and A$. The average month end Reuters hedge settlement rates ("US$/A$ average exchange rate") used for translation of the Rinker Materials US$ transactions into A$ for the years ended March 31, 2003, 2002 and 2001 is also included in the table below.

	Rinker Materials Trading revenues and EBIT $ Millions unless stated otherwise Year Ended March 31,
	2003		2002		2001
	Trading revenues	EBIT	Trading revenues	EBIT	Trading revenues	EBIT
Total Rinker Materials in US$	2,383.0	333.6	2,103.7	306.0	1,974.2	274.2
Total Rinker Materials in A$	4,217.6	592.0	4,115.5	598.5	3,589.5	496.5
US$/A$average exchange rate	0.5654		0.5112		0.5524

        Compared to the fiscal year 2002 exchange rate, the appreciation of the A$ in fiscal year 2003 has had a negative impact on Rinker Materials' trading revenue of A$444 million, and on EBIT of A$61 million. Compared to the fiscal year 2001 exchange rate, the appreciation of the A$ in fiscal year 2003 has had a negative impact on Rinker Materials' trading revenue of A$96 million, and on EBIT of A$12 million.

        Given that Rinker Materials records its transactions in its own financial statements in US dollars, for the purpose of this management discussion and analysis of the financial results, management believes it is most useful to present that discussion in US dollars having discussed the impact of the currency exchange rates above.

  Aggregates

        The results of operations for the Aggregates segment for the years ended March 31, 2003, 2002 and 2001 and are set out below.

	Year ended March 31
US$ million unless stated otherwise
	2003	2002	2001
External revenue(1)	387.3	295.0	241.7
Inter segment revenue(2)	239.9	194.3	163.7

Trading revenue	627.2	489.3	405.4
EBIT	104.0	89.4	69.6
EBIT margin %(3)	16.6	18.3	17.2

(1)
External revenue means revenue to customers not part of the Rinker group

(2)
Inter segment revenue mean revenue to customers within the Rinker group

(3)
EBIT margin % is EBIT divided by trading revenue

        Aggregates trading revenue has increased over the last three fiscal years as a result of both volume and price increases. The increase in Aggregates volumes has been principally due the acquisition of Kiewit in September 2002 with operations in Arizona, Oregon, northern California and other western states, and a number of acquisitions in prior years in Florida, Nevada, Tennessee and Kentucky. Other major factors that have impacted volumes are the growth in Florida residential construction, and growth in highway spending in Florida and Georgia. Aggregates prices have generally increased ahead of inflation.

  Year ended March 31, 2003 compared to the year ended March 31, 2002

        Trading Revenue:    Trading revenue of US$627.2 million for the year ended March 31, 2003 represented a US$137.9 million, or 28%, increase compared to trading revenue for the year ended March 31, 2002 of US$489.3 million.

        The increase principally reflects:

  •
  The Kiewit acquisition on September 26, 2002 which, together with a full year contribution from the acquisition of the Nevada quarry operations previously owned by Hanson Plc (purchased September 2001) and the Kentucky quarry operations previously owned by Cemex (purchased December 2001), accounted for approximately $110 million of the increase in trading revenue;

  •
  Increased volumes and prices in the Florida residential market supported by civil projects that were accelerated pursuant to a state government initiative (Mobility 2000) which increased trading revenue by US$28 million; and

  •
  Weaker to unchanged results in the Tennessee, Washington state and Georgia operations in line with economic conditions in those markets, which overall decreased trading revenue by US$5 million.

        Excluding Kiewit, aggregate volumes increased by 9.5% and average prices increased by approximately 4% over the previous fiscal year.

        In A$, trading revenue increased to A$1,109 million in fiscal year 2003 from A$957 million in fiscal year 2002, or 16%. The difference in the rate of increase between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

        EBIT:    EBIT of US$104.0 million for the year ended March 31, 2003 represented a US$14.6 million, or 16% increase compared to EBIT for the year ended March 31, 2002 of US$89.4 million. This was due principally to full year's contribution from the Hanson and Cemex businesses acquired in fiscal year 2002 and EBIT resulting from the September 2002 Kiewit acquisition. In total, these acquisitions contributed EBIT of approximately US$11 million for the year ended March 31, 2003. Volume and price improvements in "heritage businesses" (heritage businesses exclude acquisitions not included in Rinker Materials' results for the full prior fiscal year) also contributed to the increased EBIT.

        In A$ EBIT increased to A$185 million in fiscal year 2003 from A$175 million in fiscal year 2002, or 6%. The difference in the rate of increase between US$ EBIT and A$ EBIT reflects the change in the exchange rate between US$ and A$.

  Year ended March 31, 2002 compared to the year ended March 31, 2001

        Trading Revenue:    Trading revenue of US$489.3 million for the year ended March 31, 2002 represented a US$83.9 million, or 21%, increase compared to the year ended March 31, 2001 trading revenue of US$405.4 million. The increase reflects increased trading revenue resulting from acquisitions and volume and price increases in heritage businesses.

        Acquisitions contributed US$34 million of the increase. The principal increases came from full year revenue contributions from the aggregate operations of Florida Crushed Stone and American Limestone Company, and to a lesser extent, from revenue provided by the Las Vegas quarry operations acquired from Hanson PLC in September 2001 and the Kentucky quarry operations acquired from Cemex in December 2001.

        Heritage operations contributed an approximately US$48 million of the increase in revenue:

  •
  Volumes increased 2.2 million tonnes or 6.5% due to supply to large projects in Florida including the widening of Interstate 95, the Better Jacksonville Initiative, and the Miami and Tampa International airports, combined with strong volumes to the internal concrete business as the Florida residential market strengthened.

  •
  Average quarry prices in Florida increased over 8%. In Nevada and Washington state, price increases were generally in line with inflation, while prices in Georgia were down marginally.

        In A$ trading revenue increased to A$957 million in fiscal year 2002 from A$737 million in fiscal year 2001, or 30%. The difference in the rate of increase between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

        EBIT:    EBIT of US$89.4 million for the year ended March 31, 2002 represented a US$19.8 million, or 28%, increase compared to the year ended March 31, 2001 EBIT of US$69.6 million. This was principally due to volume and price increases in heritage businesses of approximately US$16 million, including a significant improvement in Nevada operations. The incremental contribution to EBIT in the year ended March 31, 2002 from the acquisitions summarized above was approximately US$4 million.

        In A$ EBIT increased to A$175 million in fiscal year 2002 from A$128 million in fiscal year 2001, or 37%. The difference in the rate of increase between US$ EBIT and A$ EBIT reflects the change in the exchange rate between US$ and A$.

  Cement

        The results of operations for the Cement segment for the years ended March 31, 2003, 2002 and 2001 are set out below.

	Year ended March 31
US$ million unless stated otherwise
	2003	2002	2001
External revenue(1)	152.0	152.4	143.1
Inter segment revenue(2)	175.2	159.7	143.8

Trading revenue	327.2	312.1	286.9
EBIT	86.8	76.8	70.9
EBIT margin %(3)	26.5	24.6	24.7

(1)
External revenue means revenue to customers outside the Rinker group

(2)
Inter segment revenue means revenue to customers within the Rinker group

(3)
EBIT margin % is EBIT divided by trading revenue

        Trading revenue growth over the last three fiscal years was driven principally by volume increases. The growth in volumes primarily relates to the acquisition of Florida Crushed Stone Company in July 2000. Prices were largely stable over the period.

  Year ended March 31, 2003 compared to the year ended March 31, 2002

        Trading Revenue:    Trading revenue of US$327.2 million for the year ended March 31, 2003 represented a US$15.1 million, or 5%, increase compared to the trading revenue for the year ended March 31, 2002 of US$312.1 million. The increase in trading revenue reflected 2.4% increase in total volumes, improved manufactured cement cost as the Miami cement mill increased production, and an increase in transport revenue from the cement tanker fleet.

        Prices were flat compared to the year ended March 31, 2002, principally due to increased manufacturing capacity coming on line in Florida. In A$ trading revenue decreased by 5% to A$579 million in fiscal year 2003 from A$610 million in fiscal year 2002. The difference between an increase between US$ trading revenue and a decrease in A$ trading revenue reflects the change in the exchange rate between US$ and A$.

        EBIT:    EBIT of US$86.8 million for the year ended March 31, 2003 represented a US$10.0 million, or 13%, increase compared to EBIT for the year ended March 31, 2002 of US$76.8 million. This was principally due to improved cost performance at the Miami cement mill representing approximately half of the increase in EBIT and, a reduction in import cement prices with increased volumes also contributing to the improvement.

        In A$ EBIT increased to A$153 million in fiscal year 2003 from A$150 million in fiscal year 2002, or 2%. The difference in the rate of increase between US$ EBIT and A$ EBIT reflects the change in the exchange rate between US$ and A$.

  Year ended March 31, 2002 compared to the year ended March 31, 2001

        Trading Revenue:    Trading revenue of US$312.1 million for year ended March 31, 2002 represented a US$25.2 million, or a 9%, increase compared to year ended March 31, 2001 trading revenue of US$286.9 million. The increase was principally due to a full year contribution of trading revenue from the Brooksville mill, (part of the Florida Crushed Stone acquisition) and an increase in heritage volumes from the Miami mill, partly offset by a reduction in imported and traded cement, as increased tonnage was sourced from the Miami mill.

        In A$ trading revenue increased to A$610 million in fiscal year 2002 from A$524 million in fiscal year 2001, or 16%. The difference in the rate of increase between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

        EBIT:    EBIT of US$76.8 million for year ended March 31, 2002 represented a US$5.9 million, or 8%, increase compared to the year ended March 31, 2001 EBIT of US$70.9 million. This was principally due to a full year's EBIT contribution from the Florida Crushed Stone acquisition.

        In A$ EBIT increased to A$150 million in fiscal year 2002 from A$130 million in fiscal year 2001, or 15%. The difference in the rate of increase between US$ EBIT and A$ EBIT reflects the change in the exchange rate between US$ and A$.

  Concrete, concrete block and asphalt

        The results of operations for the Concrete, concrete block and asphalt segment for the years ended March 31, 2003, 2002 and 2001 are set out below.

	Year ended March 31
US$ million unless stated otherwise
	2003	2002	2001
Trading revenue	1,010.1	770.5	704.9
EBIT	85.8	63.3	51.1
EBIT margin %(1)	8.5	8.2	7.2

(1)
EBIT margin % is EBIT divided by trading revenue

        Trading revenue growth over the last three fiscal years was driven by both volume and price increases. The increase in volumes reflects acquisitions, particularly Kiewit in September 2002, and the growth in underlying markets.

  Year ended March 31, 2003 compared to the year ended March 31, 2002

        Trading Revenue:    Trading revenue of US$1,010.1 million for the year ended March 31, 2003 represented a US$239.6 million, or 31%, increase compared to trading revenue for the year ended March 31, 2002 of US$770.5 million. The Kiewit acquisition accounted for $183.0 million or 76% of the increase. Trading revenue was also positively impacted, in decreasing order, by:

  •
  Improved trading revenues from heritage operations in Florida, where both concrete and concrete block volumes were at record levels due to growth in the Florida residential market;

  •
  Incremental trading revenues from the Hanson and Mid Coast Concrete acquisitions which had a first full year contribution to results in fiscal year 2003;

  •
  Increased concrete volumes and prices in Nevada; and

  •
  Trading revenue from Callaway Concrete purchased in January 2003.

        Block volumes in Nevada declined due to a slowdown in the housing market. Concrete operations were also subdued in Tennessee and Washington state, which are both experiencing weak markets.

        Excluding Kiewit, concrete volumes increased by 6% and block volumes increased by 2%. Also excluding Kiewit, average concrete prices increased by 2.7% and block prices by 4.8%.

        In A$ trading revenue increased to A$1,783 million in fiscal year 2003 from A$1,507 million in fiscal year 2002, or 18%. The difference in the rate of increase between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

        EBIT:    EBIT of US$85.8 million for the year ended March 31, 2003 represented a US$22.5 million, or 36%, increase compared to EBIT for the year ended March 31, 2002 of US$63.3 million. The increase in EBIT mainly reflected contributions to EBIT from the acquisition of Kiewit, together with full year contributions from the Hanson and Mid Coast acquisitions made during fiscal year 2002 and a small contribution from Callaway Concrete. In total, the incremental contribution to EBIT in the year ended March 31, 2002 from these acquisitions was approximately US$19 million. EBIT was also positively affected by improvements in margins in the Florida business as strong volumes enabled lower unit fixed costs, offset in part by decreased results in the Washington state and Tennessee regions, which were impacted by weaker markets.

        In A$ EBIT increased to A$151 million in fiscal year 2003 from A$124 million in fiscal year 2002, or 22%. The difference in the rate of increase between US$ EBIT and A$ EBIT reflects the change in the exchange rate between US$ and A$.

  Year ended March 31, 2002 compared to the year ended March 31, 2001

        Trading Revenue:    Trading revenue of US$770.5 million for year ended March 31, 2002 represented a US$65.6 million, or 9%, increase compared to year ended March 31, 2001 trading revenue of US$704.9 million. This principally reflected additional trading revenue from increased volumes in Florida and Nevada following the Mid-Coast Concrete and Hanson acquisitions during fiscal year 2002 together with higher prices from heritage operations in these markets. Incremental revenue from a full year's contribution from the American Limestone concrete operations acquired during fiscal year 2001, largely offset by decreased volumes in the Washington state market principally due to a general regional economic downturn.

        In A$ trading revenue increased to A$1,507 million in fiscal year 2002 from A$1,280 million in fiscal year 2001, or 18%. The difference in the rate of increase between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

        EBIT:    EBIT of US$63.3 million for year ended March 31, 2002 represented a US$12.2 million, or 24%, increase compared to the year ended March 31, 2001 EBIT of US$51.1 million. This was principally due to volume and price improvements in the Florida market, improvement in the Nevada concrete and block operations (excluding acquisitions) and EBIT contributions from the acquisitions of Mid Coast Concrete in Florida and the Hanson operations in Las Vegas. These acquisitions contributed US$1 million to EBIT in the year ended March 31, 2002. EBIT also benefited from a one-off $3 million net gain from the divestment of a concrete plant in south Florida. In A$ EBIT increased to A$124 million in fiscal year 2002 from A$93 million in fiscal year 2001, or 33%. The difference in the rate of increase between US$ EBIT and A$ EBIT reflects the change in the exchange rate between US$ and A$.

  Concrete pipe and products

        The results of operations for the Concrete pipe and products segment for the years ended March 31, 2003, 2002 and 2001 are set out below.

	Year ended March 31
US$ million unless stated otherwise
	2003	2002	2001
Trading revenue	437.0	484.0	410.6
EBIT	60.1	78.4	68.3
EBIT margin %(1)	13.8	16.2	16.6

(1)
EBIT margin % is EBIT divided by trading revenue

        Volumes grew in fiscal year 2002 primarily due to a number of bolt-on acquisitions, which have increased Rinker Materials' geographic market coverage, as well as commissioning of new plants and upgrades to existing plants. Market conditions were depressed in the year ended March 31, 2003 leading to an overall decrease in volumes.

  Year ended March 31, 2003 compared to the year ended March 31, 2002

        Trading Revenue:    Trading revenue of US$437.0 million for the year ended March 31, 2003 represented a US$47.0 million, or 10%, decrease compared to trading revenue for the year ended March 31, 2002 of US$484.0 million. This decrease was principally due to an 8% decline in concrete pipe volumes including a reduction in revenue of US$15 million from the divestment of operations in Everett, Washington and Portland, Oregon. Lower market activity in most regions, and to a lesser extent the impact of alternative products and new market entrants, reduced revenue by US$32 million.

        In A$ trading revenue decreased to A$777 million in fiscal year 2003 from A$947 million in fiscal year 2002, or 18%. The difference in the rate of decrease between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

        EBIT:    EBIT of US$60.1 million for the year ended March 31, 2003 represented a US$18.3 million, or 23%, decrease compared to EBIT for the year ended March 31, 2002 of US$78.4 million. Following volume and price growth in previous years, which improved EBIT margins, lower margins were earned in the year ending March 31, 2003 reflecting in approximately equal proportions:

  •
  The impact from fixed depreciation and amortization costs, including higher depreciation from new capital investment;

  •
  The allocation of selling and administration costs over a lower trading revenue base; and

  •
  Increases in employee pension and medical benefit plan costs, which rose faster than general inflation.

        In A$ EBIT decreased to A$108 million in fiscal year 2003 from A$154 million in fiscal year 2002, or 30%. The difference in the rate of increase between US$ EBIT and A$ EBIT reflects the change in the exchange rate between US$ and A$.

  Year ended March 31, 2002 compared to the year ended March 31, 2001

        Trading Revenue:    Trading revenue of US$484.0 million for year ended March 31, 2002 represented a US$73.4 million, or 18%, increase compared to year ended March 31, 2001 trading revenue of US$410.6 million. This largely reflected a full year of trading revenue from the fiscal year 2001 acquisitions of Wilson Concrete Company, Leppert Concrete Products, Southern Culvert LC, Bay Concrete Products, Dura-Crete, Inc and United States Concrete Products Ltd, together with the acquisition of the remaining 50% of the New England Joint Venture, and an increase in average selling price of 6%.

        In A$ trading revenue increased to A$947 million in fiscal year 2002 from A$748 million in fiscal year 2001, or 27%. The difference in the rate of increase between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

        EBIT:    EBIT of US$78.4 million for year ended March 31, 2002 represented a US$10.1 million, or a 15%, increase compared to the year ended March 31, 2001 EBIT of US$68.3 million.

        The increase was the result of the program of bolt on acquisitions, principally from a full year contribution to EBIT from the fiscal year 2001 acquisitions, together with a full year 100% contribution to EBIT from the New England plants (previously 50% share under the New England Joint Venture), These acquisitions contributed US$13 million to EBIT in the year ended March 31, 2002. These contributions were partially offset by a decrease in gains on sale of assets of US$ 3 million compared to the previous fiscal year. Operating costs also benefited from a program of strategic plant upgrades, the construction of automated large scale plants and the closure or divestment of less efficient plants. During the year, three more efficient new or upgraded pipe plants were either in the commissioning phase or soon to enter full scale production, while another was producing on a commercial basis. Seven less efficient operations were closed and two other plants were divested.

        In A$ EBIT increased to A$154 million in fiscal year 2002 from A$124 million in fiscal year 2001, or 24%. The difference in the rate of increase between US$ EBIT and A$ EBIT reflects the change in the exchange rate between US$ and A$.

  Other

        The results of operations for the Other segment for the years ended March 31, 2003, 2002 and 2001 are set out below. This segment includes gypsum supply, pre-stressed concrete, polyethylene pipe and Rinker Materials' corporate costs.

	Year ended March 31
US$ million unless stated otherwise
	2003	2002	2001
Trading revenue	396.6	401.9	473.9
EBIT excluding Rinker Materials corporate costs	8.1	10.8	25.3
Rinker Materials corporate costs	(11.2)	(12.7)	(11.0)
EBIT	(3.1)	(1.9)	14.3

  Year ended March 31, 2003 compared to the year ended March 31, 2002

        Trading Revenue:    Trading revenue of US$396.6 million for the year ended March 31, 2003 represented a US$5.3 million or 1% decrease compared to the trading revenue for the year ended March 31, 2002 of US$401.9 million.

        Gypsum supply trading revenue increased 11% as a result of both volume (8% increase in wallboard volumes) and prices (6% increase in wallboard prices).

        Pre-stressed concrete trading revenue decreased by 6%, reflecting lower market activity in the US midwest and the mix of projects undertaken.

        Polyethylene pipe and installation trading revenue declined by 17% primarily as a result of lower polyethylene pipe prices consistent with weaker demand in the telecommunications sector, and the adverse impact on trading revenues of the sale of the installation business on August 1, 2002.

        In A$ trading revenue decreased to A$704 million in fiscal year 2003 from A$787 million in fiscal year 2002, or 11%. The difference in the rate of decrease between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

        EBIT:    Excluding Rinker Materials corporate costs, EBIT was US$8.1 million for the year ended March 31, 2003 representing a US$2.7 million or 25% decrease compared to EBIT of US$10.8 million for the year ended March 31, 2002.

        Gypsum Supply EBIT was unchanged. Although volumes and prices increased, gross margins declined due to increased maintenance and insurance costs.

        Polypipe earned a positive EBIT after incurring a loss in the previous fiscal year. This was primarily the result of divesting the loss making pipeline rehabilitation business in August 2002, resulting in a US$ 2.3 million EBIT improvement in the year ended March 31, 2003 and an increase in volume and improved cost control.

        Prestress results deteriorated, impacted by the decrease in volumes and revenue, and increased costs and decreased margins on a few very technically challenging projects.

        Rinker Materials' corporate costs decreased by US$1.5 million to US$11.2 million compared to costs of US$12.7 million for the prior year. Costs are net of gains on land sales that were an increase of US$8.9 million over the previous fiscal year. These gains were partly offset by increased legal and insurance costs, which were significantly higher than in previous years due to claims and actuarially determined provisions for outstanding workers' compensation claims, and higher employee health plan costs.

        In A$ EBIT for the total Other segment, including Rinker Materials' corporate costs, decreased to a loss of A$6 million in fiscal year 2003 from a loss of A$4 million in fiscal year 2002. The difference in the rate of decrease between US$ EBIT and A$ EBIT reflects the change in the exchange rate between US$ and A$.

  Year ended March 31, 2002 compared to the year ended March 31, 2001

        Trading Revenue:    Trading revenue of US$401.9 million for year ended March 31, 2002 represented a US$72.0 million, or 15%, decrease compared to the year ended March 31, 2001 trading revenue of US$473.9 million.

        Gypsum supply trading revenues declined by 17% primarily as a result of a modest decline in wallboard volumes and a significant decrease in prices which had been abnormally high in the previous two fiscal years due to supply shortages.

        The weaker commercial construction market in the US, particularly Indiana and Oklahoma, negatively impacted volumes and prices in pre-stressed concrete products, which resulted in trading revenues declining by 8%.

        Polyethylene pipe volumes declined 17% as a result of reduced demand from the oil and gas and ducting markets which resulted in trading revenues declining by 21%.

        In A$ trading revenue decreased to A$787 million in fiscal year 2002 from A$859 million in fiscal year 2001, or 8%. The difference in the rate of increase between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

        EBIT:    Excluding Rinker Materials' corporate costs, EBIT was US$10.8 million for year ended March 31, 2002 representing a US$14.5 million decrease compared to the year ended March 31, 2001 EBIT of US$25.3 million.

        Included in EBIT in fiscal year 2001 was a write down of US$9.4 million (A$19.1 million) in relation to Rinker Materials' under performing pipeline rehabilitation business. Net assets were written down to their recoverable amount based on the projection of future discounted cash flows. The remaining decline in EBIT was principally due the significantly lower price in Gypsum Supply noted above and to lower volumes and prices across all other products, with lower project margins in pre-stress operations due to a weaker commercial market, partially offset by a US$2.2 million EBIT improvements from the restructure of the pipe rehabilitation business during the year.

        Rinker Materials' corporate costs increased by US$1.7 million to US$12.7 million compared to costs of US$11.0 million for the prior year. Costs are net of gains on land sales, which decreased by US$1.4 million over the previous fiscal year.

        In A$ EBIT decreased to a loss of A$4 million in fiscal year 2002 from a profit of A$23 million in fiscal year 2001, or 118%. The difference in the rate of increase between US$ EBIT and A$ EBIT reflects the change in the exchange rate between US$ and A$.

  Results of the Readymix segment

        The results of operations for the Readymix segment for the years ended March 31, 2003, 2002 and 2001 are set out below.

	Year ended March 31
A$ million
	2003	2002	2001
Trading revenue	1,014.1	925.5	922.5
EBIT	119.5	60.6	13.4
EBIT margin %(1)	11.8	6.5	1.5

(1)
EBIT margin % is EBIT divided by trading revenue

Year ended March 31, 2003 compared to the year ended March 31, 2002

        Trading Revenue:    Trading revenue of A$1,014.1 million for the year ended March 31, 2003 represented an A$88.6 million, or 10%, increase compared to trading revenue for the year ended March 31, 2002 of A$925.5 million. The increase in trading revenue comprised A$71 million from price increases in both concrete and aggregates, together with increased concrete volumes of A$25 million from greater residential and commercial construction activity and an increase of A$11 million from Chinese operations which benefited from higher volumes due to government infrastructure operations. This was offset by reduced aggregates revenue of A$12 million due to the completion of a number of major infrastructure projects, a reduction of A$4 million through closure of the Taiwan operations, and lower trading revenue from decreased pipe and product volumes of A$2 million.

        EBIT:    EBIT of A$119.5 million for the year ended March 31, 2003 represented an A$58.9 million, or 97%, increase compared to EBIT of A$60.6 million for the year ended March 31, 2002. The increase in the EBIT was principally due to improved margin of A$50 million from concrete and aggregates reflecting increased concrete and aggregate prices partially offset by an increase in cost of sales.

        EBIT from the pipes and concrete products business improved with both prices and volumes ahead of the prior year by 4% and from cost reduction initiatives. EBIT in the Chinese operations also increased due to increased volumes.

  Year ended March 31, 2002 compared to the year ended March 31, 2001

        Trading Revenue:    Trading revenue of A$925.5 million for year ended March 31, 2002 represented an A$3 million, or 0.3% increase compared to the year ended March 31, 2001 trading revenue of A$922.5 million. This marginal increase in revenue was due to growth in Australian residential activity and Asian sales increases due the supply of products to a number of government infrastructure contracts, partially offset by a decline in civil and commercial construction in Australia due to the delayed commencement of approved public and private infrastructure projects.

        EBIT:    EBIT of A$60.6 million for year ended March 31, 2002 represented an A$47.2 million or 352% increase compared to the year ended March 31, 2001 EBIT of A$13.4 million.

        The increase in EBIT during 2002 was largely attributed to the non recurring A$34.3 million impairment write down in fiscal year 2001 of the businesses in China and Taiwan, together with improved earnings from Readymix 50% cement investment in ACH due to increased selling prices and cost reduction initiatives.

B. Liquidity and Capital Resources

  Liquidity

        Prior to the demerger, the Rinker group met its working capital needs and capital expenditure requirements through a combination of operating cash flows, inter company loans from CSR, and external debt raising. Following the demerger, the Rinker group expects to satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations, together with cash on hand and, where necessary, borrowings available under the existing and newly established financing facilities described below. In management's opinion, the Rinker group's current working capital is sufficient to meet the Rinker group's current liquidity requirements.

        The table below sets out the Rinker group's statements of cash flows for the years ended March 31, 2003, 2002 and 2001.

  Statements of cash flows(1)

	Year ended March 31
(A$ million)	2003 US$	2003 A$	2002 A$	2001 A$
Net cash from operating activities	551.6	912.7	868.4	718.0
Net cash (used in) investing activities	(655.2)	(1,083.6)	(394.1)	(1313.2)
Net cash from (used in) financing activities	201.0	332.6	(502.8)	576.9

Net increase (decrease) in cash held	97.4	161.7	(28.5)	(18.3)

(1)
A reconciliation of net profit attributable to members of Rinker group to net cash from operating activities (including movements in working capital) is set out in the financial statements.

        Cash flows from operating activities in the year ended March 31, 2003 of A$912.7 million represented a A$44.3 million, or 5%, increase compared to A$868.4 million in the year ended March 31, 2002. This was principally due to improved EBIT, helped by an A$29 million reduction in working capital. The A$29 million reduction in working capital resulted principally from a reduction of A$26 million in Kiewit from its acquisition at the end of September, 2002 to March 31, 2003. Cash flows from operating activities in the year ended March 31, 2002 of A$868.4 million represented an A$ 150.4 million, or 21%, increase compared with A$718.0 million in year ended March 31, 2001. This was due to the A$202.6 million increase in EBIT before the A$53.4 million non cash asset impairment writedown, offset in part by increased tax paid, and a lower reduction in working capital and other cash flows compared to fiscal year 2001.

        Net investing cash flows consist primarily of capital expenditure necessary to maintain the productive capacity of the Rinker group, outflows relating to acquisitions, net of debt assumed on acquisition and net of proceeds from divestments.

        Capital expenditure on an accruals basis, including major acquisitions was as follows:

	Year ended March 31
A$ millions
	2003	2002	2001
Rinker Materials	1,187	433	1,537
Readymix	66	43	45
Total Rinker group	1,253	476	1,582

        The major acquisitions by Rinker Materials were:

• American Limestone Company	US$211 million	(A$353 million)	June 2000
• Florida Crushed Stone Company	US$348 million	(A$597 million)	July 2000
• Kiewit Materials Corporation	US$540 million	(A$997 million)	September 2002

        At March 31, 2003, the Rinker group capital expenditure had commitments of A$10.8 million outstanding.

        From April 1, 2003 to July 31, 2003, Rinker group entities have incurred A$97.69 million on capital expenditure and at July 31, 2003, Rinker group entities had commitments to capital expenditure of A$26.1 million outstanding. Of the total incurred and committed capital expenditure, A$ 101.8 million relates to plant and equipment renewal and A$21.9 million to small bolt-on acquisitions.

  Capital resources

        The Rinker group's debt profile during fiscal years 2003 and 2002 has been as follows:

Group Debt Profile as at March 31

(A$ millions, except where indicated)	2003	2002
Long term debt(1)	1,750.7	1,497.0
Total debt(2)	2,019.9	1,799.1
Net debt(3)	1,579.8	1,771.1
Net Debt to capitalization ratio(4)	33%	41%

(1)
Debt maturing in excess of twelve months from period end.

(2)
Long term debt plus short-term debt (including bank overdrafts).

(3)
Total debt less cash and short term lending, included cash owed in 2003 by CSR of A$255.3 million.

(4)
Ratio of net debt to net debt plus total shareholders' equity.

  Debt facilities

        As at March 31, 2003 the Rinker group had debt facilities comprised as follows:

Type	Maturing	Limits/Outstanding US$ million
Uncommitted working capital	Annual review	70.0
Bank loans	March 2004—April 2006	1,077.5
Rinker Materials Bonds	March 2004	195.0
Rinker Materials Bonds	July 2005	250.0
Hydro Conduit Bonds	December 2006	7.2
Florida Crushed Stone Bonds(1)	December 2014	81.4
Rinker Materials Bonds	July 2025	149.9

(1)
Rinker Materials agreed in June 2000, in the stock purchase agreement relating to the acquisition of Florida Crushed Stone, that the Florida Crushed Stone bonds, due December 2014 will be redeemed on December 1, 2003 at 102% of their aggregate principal amount (US$83 million).

  Bank loans

        Rinker Materials has established banking credit facilities of US$1,077.5 million (of which US$277 million were undrawn at March 31, 2003). These are revolving cash advance facilities provided by the Rinker group's seven relationship banks on a bilateral basis. The borrowings under each of these bilateral facilities are guaranteed by Rinker. In total, the facilities provided in two tranches, as follows:

  •
  US$187.5 million, which mature 364 days from initial draw down notice date; and

  •
  US$890 million, which mature on April 1, 2006.

        Interest is payable by Rinker Materials on amounts drawn under the facilities at LIBOR plus a margin. The margins payable under the facilities are generally consistent with that which an A-/BBB+ rated entity would expect to obtain for facilities of this size and nature and vary by tranche for each individual bank. Facilities totaling US$350 million feature credit margins that are fixed over the life of the agreement, while facilities totaling US$727.5 million feature margins that are set by reference to the actual levels of gearing (defined as net debt divided by "EBITDA" which means consolidated profit from ordinary activities before finance, income tax, depreciation and amortization, in accordance with Australian GAAP) or interest cover (defined as EBITDA divided by net interest expense) reported by Rinker and calculated on a rolling twelve month basis, using publicly reported consolidated half yearly and annual results. Based on Rinker's results at March 31, 2003, the overall weighted average margin over LIBOR across all facilities was approximately 0.35% per annum.

        The facilities contain customary provisions relating to events of default, which could trigger early repayment. The facilities also contain certain restrictive covenants and financial covenants that are customary for facilities of this nature. The restrictive covenants limit the addition of new secured debt (generally not to exceed 10% of consolidated assets of Rinker group) and the amount of debt permitted to be incurred by entities other than Rinker and Rinker Materials (not to exceed 15% of consolidated assets of Rinker group). The financial covenants specify a maximum debt to EBITDA ratio (3 times) and a minimum EBITDA divided by net interest expense ratio (3.25 times) that must be maintained, with both covenants calculated on a rolling twelve month basis using publicly reported consolidated half yearly and annual results. Other than the requirements to comply with the limitations and satisfy the ratios set forth above, the facility agreements do not restrict the borrowing of additional amounts of unsecured debt by companies in the Rinker group as long as the loans under the credit facilities have at least the same preference in the sharing of assets upon liquidation as any additional unsecured obligations. There are no credit rating downgrade triggers that could cause early repayment under these facilities.

  US$ bonds

        As part of the financial restructuring to accommodate the demerger, Rinker group companies restructured certain outstanding US$ bonds.

  2004 bonds

        Rinker Materials repurchased US$145.2 million of the US$195 million bonds outstanding, paying interest at 6.875% per annum guaranteed by CSR on issue and due on March 1, 2004. A total of US$49.8 million of bonds remain outstanding.

        The indenture governing the 2004 bonds was amended to:

  •
  Add Rinker as guarantor of Rinker Materials' obligations under the indenture on the same terms and conditions as the existing guarantee from CSR; and

  •
  Remove a number of the negative covenants and to resolve any uncertainty about the impact of the demerger under the indenture.

        Rinker and Rinker Materials have agreed to indemnify CSR for any obligations that come due under CSR's guarantee obligations in respect of the outstanding securities. To support its indemnity, Rinker Materials has obtained, under its US$1,077.5 million bank credit facilities, bank letters of credit for CSR's benefit for any obligations that come due under CSR's guarantee in respect of the 2004 bonds that remain outstanding.

  2005 bonds

        The indenture governing the US$250 million bonds outstanding paying interest of 6.875% per annum guaranteed by CSR and due on July 21, 2005 was amended to add Rinker as guarantor of Rinker Materials' obligations under the indenture on the same terms and conditions as the existing guarantee from CSR.

        Rinker and Rinker Materials have agreed to indemnify CSR for any obligations that come due under CSR's guarantee in respect of the 2005 bonds. To support its indemnity, Rinker Materials has procured, under its new US$1,077.5 million credit facilities, bank letters of credit for CSR's benefit, for any obligations that come due under CSR's guarantee obligations in respect of the 2005 bonds.

  2025 bonds

        Rinker Materials has issued US$149.9 million in bonds paying interest of 7.70% per annum due on July 21, 2025 guaranteed by Rinker in exchange for existing bonds previously issued by CSR Finance Limited and guaranteed by CSR.

        The new Rinker Materials bonds have been issued on substantially identical terms and conditions as the existing bonds previously issued by CSR Finance Limited.

  Other borrowings

        Hydro Conduit, a 100% owned subsidiary of Rinker Materials, has issued US$7.2 million in bonds that mature in December 2006. Rinker has issued a new guarantee in replacement of a CSR guarantee in respect of a bank letter of credit provided to the bondholders' trustee.

        Florida Crushed Stone Company, a 100% owned subsidiary of Rinker Materials, has issued US$81.4 million in bonds that mature in December 2014. Rinker Materials has agreed to cause Florida

Crushed Stone to redeem these bonds on December 1, 2003 at 102% of their aggregate principal amount. These bonds are not guaranteed by Rinker or Rinker Materials.

        At March 31, 2003 Rinker group entities had in place uncommitted working capital facilities available for short term cash advances and the issuance of letters of credit which totaled US$70 million. US$29 million in letters of credit were issued against these working capital facilities at March 31, 2003. Rinker has issued new guarantees to the providers of these facilities in replacement of guarantees from CSR.

        There are no legal or economic restrictions on the ability of its subsidiaries to transfer funds to Rinker in the form of cash dividends, loans or advances, with the exception of the existing 15 percent US dividend withholding tax which will be eliminated effective July 1, 2003.

        Rinker is not aware of any restrictions on the use of committed borrowing facilities other than as detailed. Borrowing requirements are not normally subject to any seasonal factors.

C.    Research and Development, Patents and Licenses

        Rinker group entities incur research and development ("R&D") costs in a number of business areas, which are expensed when incurred. In Australia, certain research and development project expenditure qualifies for Australian R&D tax concessions. The amounts for the following fiscal years were:

2001	A$2.7 million
2002	A$3.2 million
2003	A$4.6 million

        Rinker Materials is not entitled to material US taxation concessions on R&D expenditures.

D.    Trend Information

        Relevant industry and market trends for the Rinker group as a whole and for Rinker Materials and Readymix are discussed in "Item 5—Management discussion and analysis of financial results".

        Rinker is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Rinker group's trading revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition, other than as described in this registration statement.

E.    Off-balance sheet financial arrangements

        The Rinker group does not use special purpose vehicles or any other significant form of off-balance sheet financing. Details of the Rinker group's use of financial instruments are included in "Item 11—Quantitative and Qualitative Disclosures about Market Risk" and Note 27 of the financial statements included elsewhere in this registration statement.

        Guarantees have been made in respect of self-insured workers compensation obligations as described in Note 36 of the financial statements, included elsewhere in this registration statement.

        The Rinker group has certain off-balance lease obligations in the form of operating leases as outlined above in the table of "Contractual Obligations and Commercial Commitments" below.

F.    Contractual obligations and commercial commitments

        The Rinker group's long-term obligations and commitments are detailed below:

	Payments Due by Period
A$ million As at March 31, 2003	Total	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years
Short term debt (excluding interest)	269.2	269.2	—	—	—
Long term debt (excluding interest)	1,750.7	—	297.3	1,045.8	407.6
Lease obligations—Finance leases	2.9	1.7	0.8	0.4	—
Lease obligations—Operating leases	178.8	41.6	28.2	49.6	59.4
Contracted capital expenditure	10.8	10.8	—	—	—
Other long-term obligations	23.8	4.4	2.9	6.4	10.1

Total contractual cash obligations	2,236.2	327.7	329.2	1,102.2	477.1

        Rinker believes these long-term obligations and commitments will be satisfied through cash generated from operations, together with cash on hand and, where necessary, borrowings available under the existing and proposed financing facilities described above.

        Details of the long-term debt arrangements above are included in Item 5.B "Liquidity and Capital Resources".

        Rinker group entities have not entered any material long-term purchase obligations, which specify fixed or minimum quantities, although they negotiate purchase terms including price, in the ordinary course of business.

        Rinker has made certain transitional agreements with CSR with respect to the demerger and guarantees in relation to workers compensation self insurance. Details are included in "Item 7—Major Shareholders and Related Party Transactions".

G.    Major restructuring and rationalization charges and related asset impairment

        Included in the discussion above, relating to Readymix and Rinker Materials' other businesses, are amounts of A$34.3 million and A$19.1 million respectively relating to impairment write downs in fiscal year 2001 in relation to the impairment of value of businesses following decisions about their future operations. These are discussed in Item 5.A. "Management discussion and analysis of the financial results" under the captions "—Results of the Readymix segment—Year ended March 31, 2002 compared to the year ended March 31, 2001—EBIT" and "—Results of operations for Rinker Materials segments—Other—Year ended March 31, 2002 to the year ended March 31, 2001—EBIT", respectively. No material restructuring or rationalization charges were incurred in fiscal years 2003 or 2002.

H.    Details of defined benefits pension plans

        Details of the Rinker group superannuation arrangements are included in Note 32 of the financial statements included elsewhere in this registration statement. Rinker group entities participate in a number of superannuation funds in Australia, the United States and other countries where they operate. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation, or disablement, or to their dependants on death. Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving written notice to the trustees. However, Rinker and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian Superannuation Guarantee legislation.

  Asset backing

        The assets of the three US based superannuation funds were not sufficient to satisfy all benefits that would have been vested in the event of termination of the funds, or in the event of the voluntary or compulsory termination of the employment of each employee to the extent shown below.

        The total deficit of the US plans based on their most recent audited actuarial reviews totaled A$4.6 million as follows: Rinker Materials Corporation Pension Plan: deficit A$2.4 million (as at January 1, 2002), Rinker Materials Corporation Retirement Income Plan: deficit A$2.9 million (as at January 1, 2002), United Metro Xavier Collectively Bargained Pension Plan: surplus A$0.7 million (as at October 1, 2001), as detailed in the table below.

        The deficit of the US plans based on updated but unaudited reviews at January 1, 2003 totaled A$30.8 million as follows: Rinker Materials Corporation Pension Plan: deficit A$9.3 million, Rinker Materials Corporation Retirement Income Plan: deficit A$15.8 million, United Metro Xavier Collectively Bargained Pension Plan: deficit A$5.7 million.

        These deficits are intended to be funded progressively by Rinker Materials and all minimum funding requirements have currently been satisfied.

  Defined benefit funds

        The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund.

        Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. These contributions are expensed in the period in which they are incurred and are included in the table below.

Defined benefit funds sponsored by Rinker group entities

					Contributions
(A$million)	Accrued benefits	Market value of assets	Surplus (Deficit)	Vested benefits
					Paid	Payable
Harwood Superannuation Fund Defined Benefit Division(a)(b)	165.6	167.9	2.3	165.8	—	—
Rinker Materials Corporation Pension Plan(c)	18.1	15.7	(2.4)	17.1	4.7	—
Rinker Materials Corporation Retirement Income Plan(c)	26.4	23.5	(2.9)	26.0	2.0	0.3
United Metro/San Xavier Collectively Bargained Pension Plan(d)	12.5	13.2	0.7	11.4	2.6	—

(a)
These amounts are calculated at March 31, 2003 based on the assumptions used for the last actuarial review which was performed on June 30, 2001 by R Paton FIA FIAA. These amounts represent the liabilities of the fund as at March 31, 2003. The fund is being split into two separate plans from the date of demerger.

(b)
Actuarial Liabilities are determined to be past service liabilities based on membership accrued up to March 31, 2003. As at March 31, 2003, the assets of the Harwood Superannuation Fund attributable to the Defined Benefit Division (DBD) were 101% of the corresponding Actuarial Liabilities. There is an obligation for CSR Limited to contribute such amounts as to ensure that the assets attributable to the DBD are not less than 120% of the amount required to meet the actuarial liabilities of the DBD. CSR Limited has made available to the Trustee of the Fund a bank guarantee to satisfy that commitment. Rinker is required to cover, in effect, 50% of such obligations.

(c)
Last actuarial review performed by G Howell ASA EA MAAA on January 1, 2002.

(d)
Last actuarial review performed by P Means EA MAAA MSPA on October 1, 2001

  Key assumptions

        In performing the calculations of pension accrued benefits and market value of assets at March 31, 2003, the following rates (weighted by total fund assets) have been used: discount rate 6.6% (2002: 7.3%, 2001: 7.8%), compensation increase: 4.3% (2002: 4.3%, 2001: 4.3%) and rate of return on assets: 8.5% (2002: 9.0%, 2001: 9.0%).

        A change in the discount rate used to calculate benefits obligations under the Rinker group companies' defined benefit plans by 25 basis points, would result in an estimated change in the fund deficit at March 31, 2003 of US$3 million (A$4 million).

  US GAAP

        In accounting for defined benefit superannuation funds, Australian GAAP requires the recognition of an expense to the Rinker group only when contributions are paid or payable to the superannuation funds. Under US GAAP, the amount charged to the income statement in each accounting period is the net retirement benefit expense (net periodic pension income) which comprises actual service cost of the plan to the Rinker group and the interest cost of the projected benefit obligations of the fund, less the actual return achieved by the assets invested in the plan and net amortization and deferral of costs. As detailed in Note 38 to the financial statements included elsewhere in this registration statement, for fiscal year 2003 the adjustment to US GAAP net profit increased A$3.6million (fiscal year 2002, decreased A$1.0 million).

        Under US GAAP if an additional minimum pension liability is recognized, an equal amount shall be recognized as an intangible asset, provided that the asset recognized must not exceed the amount of unrecognized prior service cost. If an additional minimum pension liability required to be recognized exceeds unrecognized prior service cost, the excess (which represents a net loss not yet recognized as net periodic pension cost) shall be reported as a separate component of equity. No such adjustment is required for Australian GAAP. The net impact in fiscal year 2003 was a reduction in US GAAP equity of A$28.3 million (fiscal year 2002 A$7.4 million).

Item 6    Directors, Senior Management, and Employees

A.    Details of directors and senior management

        The board of Rinker sets the group's strategic direction and delegates responsibility for management to the managing director. Rinker's constitution provides that the number of non-executive directors shall be such number from five to 10 as the directors from time to time determine. In addition, the directors may appoint up to three executive directors of whom one may be the managing director of Rinker. As of the date of this registration statement, the number of directors is six, one of whom is the executive managing director, as set out in further detail below.

        Non-executive directors may be appointed by the board of directors to fill a vacancy on the board or to increase the number of non-executive directors. Executive directors and non-executive directors, who are appointed by the board of directors, hold office until the next general meeting unless their appointment is ratified by the shareholders at such meeting. Additionally, one third of the non-executive directors, rounded down to the nearest whole one, (or such greater number as the listing rules of the ASX may require, or the board of directors may from time to time determine) are required to retire at each annual general meeting by order of seniority of election or, if equal in seniority, as determined by directors. Directors, other than the managing director, may not continue to hold office without re-election or ratification of their appointment by the shareholders after the third annual general meeting following their last election or ratification of their appointment by the shareholders. Additionally, each director is required by Rinker's constitution to own a minimum of 2,000 ordinary shares in Rinker.

        Details of the directors in office at August 19, 2003 are as follows:

  John Morschel, DipQS, FAIM, age 60, Chairman

        Joined the Rinker board, and was elected chairman, on February 3, 2003. Prior to the demerger, John had been a member of the CSR board since 1996 and chairman since 2001. He is the chairman of Leighton Holdings Limited, a director of Rio Tinto plc, Rio Tinto Limited, Singapore Telecommunications Limited and Tenix Pty Limited and is a trustee of the Art Gallery of New South Wales. A former managing director of Lend Lease Corporation Limited, he has particular experience in the building and construction and finance industries. John is the chairman of Rinker's Nominations and Remuneration & Human Resources committees. Resides in Sydney.

  Marshall Criser, JD, age 75, Deputy Chairman

        Joined the Rinker board on April 12, 2003. Prior to the demerger, Marshall had been a director and chairman of Rinker Materials since 1993. Marshall is a lawyer and a director of Flagler Systems Inc. He is a former director of BellSouth Corporation and FPL Group. A former president of the University of Florida, he is now chairman of the university's board of trustees. Marshall is the chairman of Rinker's Audit committee and a member of Rinker's Nominations and Remuneration & Human Resources committees. Resides in Florida, USA.

  David Clarke, DipEng, Age 59, Managing Director

        Joined the Rinker board on February 3, 2003. Prior to the demerger, David had been an executive director of CSR since 1996. He has been chief executive officer of Rinker Materials since 1992 and a director of Rinker Materials since 1987. David has had senior management experience with CSR in quarrying and concrete in the US, South East Asia and Australia. Resides in Florida, USA.

  John Arthur, LLB, age 48

        Joined the Rinker board on February 3, 2003. Prior to the demerger, John had been a member of the CSR board since 2001. He is a senior partner at law firm Freehills and was formerly general counsel at Lend Lease Group. He is a director of Investa Properties Limited. John is a commercial lawyer with extensive experience in property development and construction, information technology, e-commerce and the financial sector. John is chairman of Rinker's Safety, Health & Environment committee and a member of Rinker's Audit and Nominations committees. Resides in Sydney.

  John Ballard, MBA, age 57

        Joined the Rinker board on February 3, 2003. Prior to the demerger, John had been a member of the CSR board since 2001. Due to his recent appointment as CEO of the Australian wine and liquor producer, Southcorp Limited, John will resign from the Rinker board once a replacement director has been appointed. Until his appointment at Southcorp, he was chairman of Wattyl Limited and a director of Woolworths Limited. He is a trustee of the Sydney Opera House. John has extensive experience in international manufacturing and marketing and is a former managing director of United Biscuits Asia Pacific, which included responsibility for the Smith's snack foods business in Australia. John is a member of Rinker's Nominations committee. Resides in Sydney. On September 8, 2003, John announced his resignation from the board effective October 1, 2003, following his appointment as managing director and chief executive officer of Southcorp Limited.

  John Ingram, FCPA, age 61

        Appointed to the Rinker board effective October 1, 2003. John is currently managing director of Crane Group Limited, a diversified manufacturing group focusing on distribution, metal and pipeline systems. He is chairman of Wattyl Limited and a director of the engineering, construction and maintenance company, United Group Limited. John has extensive experience in manufacturing and the building materials industry, both in Australia and overseas. He is a Fellow of the Australian Society of Certified Practising Accountants and will be joining Rinker's Audit Committee. Resides in Sydney.

  Walter Revell, BS, age 68

        Joined the Rinker board on April 12, 2003. Prior to the demerger, Walter had been a director of Rinker Materials since 2000. He is former secretary for transportation for the State of Florida, a former chairman of the Florida Chamber of Commerce and the former chairman of the Florida 2020 Energy Commission. Walter is a director of St Joe Company and is also a director of International Finance Bank, Edd Helms Group, and other closely held companies, and is Chairman of the Greater Miami Foreign Trade Zone, Inc Walter is a member of Rinker's Audit; Safety, Health & Environment; and Nominations committees. Resides in Florida, USA.

Senior Management

        The profiles of the Rinker group's senior management teams are set out below.

Rinker Group Limited

        David Clarke—Chief executive officer and Managing Director.

        Peter Abraham, BEc, LLB, FCPA, FCIS, age 49—General counsel and company secretary.

        Prior to joining Rinker, Peter Abraham had been company secretary of CSR since 1994 and legal counsel since 2001. Previously executive assistant to the managing director, Peter held a number of senior commercial and legal roles in his 23 years with CSR.

        Tom Burmeister, BSBA, age 59—Chief financial officer.

        Tom Burmeister joined Rinker Materials as chief financial officer in 1998. He was previously the chief financial officer of Siemens ElectoCom International for five years, after 26 years in various financial roles with the General Electric Company.

        Debra Stirling, BA, age 45—General manager Corporate Affairs and Investor Relations.

        Prior to joining Rinker, Debra Stirling had been General Manager, Investor Relations and Corporate Affairs at CSR since 1998. Debra was previously with Coles Myer Limited for 10 years where she held a number of senior positions in investor relations and public affairs, including general manager government affairs and general manager corporate affairs.

        David Berger, BS, MBA, age 41—Vice President Strategy and Development

        David Berger joined Rinker Materials as vice president Gypsum Supply Division in 1999. In 2001, he also undertook responsibility for Polypipe, and for Prestress in 2002. Before joining Rinker Materials, David's experience included consulting at A.T. Kearney Inc and he has been vice president of the building products division of Georgia-Pacific.

        Ira Fialkow, BBA, CPA, Age 44—Vice President Shared Services.

        Ira Fialkow joined Rinker Materials in 1990. Prior to being responsible for the Shared Services organization in 1996, which includes Human Resources, Information Technology, and Transactional Accounting, Ira held various positions within the Finance organization of Rinker Materials. Ira started his career as a public accountant.

Rinker Materials Corporation

        David Clarke—President and Chief Executive Officer

        Tom Burmeister—Chief Financial Officer

        Duncan Gage, BS, age 54—President Hydro Conduit

        Duncan Gage joined Rinker Materials in his present role in July 2002. Before then, he held a number of management positions with Lafarge Corporation since 1972, most recently as the regional president of Lafarge Asia Pacific.

        Sharon DeHayes, AB, MS, age 50—President Florida Materials and Gypsum Supply Divisions

        Sharon DeHayes joined Rinker Materials in 1994 and has been in her present role since October 2001. Previously she was a director of technical services for California Portland Cement.

        Karl Watson, Sr, AS, age 62—Chief Operating Officer and President Rinker Materials Construction Materials

        Karl Watson, Sr joined Rinker Materials of Florida in 1965 and has since held a range of senior management positions. Appointed Chief Operating Officer and president of Rinker Materials Construction Materials in 2002, he is responsible for the quarries and cement operations in Florida, Georgia and Tennessee, as well as the concrete operations in Tennessee. Karl is a director of Fidelity Federal Bank & Trust.

        Christopher Murphy, BS, age 48—President Rinker Materials West

        Christopher Murphy joined Rinker Materials in September 2002 with the acquisition of Kiewit. Previously he was a director of Kiewit and its chief executive officer and president.

Readymix

        Karl Watson Jr, BS, MBA, age 39—Chief executive

        Karl Watson, Jr was appointed chief executive of Readymix in October 2001. Previously, he had been vice president of Florida Materials. Karl has 14 years experience in the construction materials industry, having worked his way up through Rinker Materials in a variety of roles.

        Karl Watson, Sr and Karl Watson, Jr are father and son.

Indemnity, insurance and access for Rinker directors

  Deeds of indemnity, insurance and access for directors of Rinker

        At the time of their appointment, Rinker entered into deeds of indemnity, insurance and access with each of the of Rinker directors. In summary, each deed provides:

  •
  An indemnity, to the extent permitted by law, in favor of the director of Rinker against liability which is incurred by the director in his or her capacity as a director of Rinker and subsidiaries of Rinker;

  •
  That Rinker must effect and maintain for the entire period for which the director is a director of Rinker and for seven years after the date they cease to be a director of Rinker, a company reimbursement insurance policy and cause a directors' and officers' insurance policies to be made available to the director, both of which are to be on terms and conditions which are appropriate for a reasonably prudent company in Rinker's circumstances which is acting fairly;

  •
  That Rinker must maintain a copy of Rinker's board papers for a period of seven years after the date of the board or committee meeting for which the board papers were prepared or for a longer period if legal proceedings are current in respect of the board papers; and

  •
  That a former director of Rinker may, after he or she ceases to be a director of Rinker, inspect and take copies of Rinker's board papers that were circulated during that former director's term as a director of Rinker, and which have been retained by Rinker, for the purpose of defending any claim made against the former director.

  Indemnities under Rinker's constitution

        The indemnification of Rinker directors in accordance with Rinker's constitution is summarized under "Item 10—Additional Information—Overview of the Rinker's constitution—Directors' indemnity".

B.    Remuneration Details of Executive Directors and Senior Management

Compensation of Directors and Senior Management

        The aggregate remuneration paid and accrued to directors and senior Management of Rinker group entities, including superannuation and termination payments for fiscal year 2003, was A$18,506,171. The aggregate amount set aside or accrued by Rinker group entities during fiscal year 2003, to provide pension and retirement benefits for directors and senior management of Rinker was A$1,194,737. Further compensation details are provided in Note 25 to the financial statements included elsewhere in this registration statement and in the table below.

        The compensation information for the following executive director and senior managers of Rinker Materials was required to be disclosed in Australia by the Corporations Act 2001 for the fiscal year ended March 31, 2003.

  Remuneration Details of Executive Director and Senior Managers

Fiscal Year 2003	Fixed Remuneration(a) US$	Variable Remuneration(b) US$	Other Compensation US$	Total Compensation US$
David Clarke(c) Managing Director	804,367	2,647,240	23,728	3,475,335
Karl Watson, Sr President Rinker Materials Construction Materials	355,625	433,000	17,730	806,355
Tom Burmeister Chief Financial Officer	364,456	400,000	15,798	780,254
Christopher Murphy President Rinker Materials West	182,320	450,000	12,509	644,829
Sharon DeHayes President Florida Materials and Gypsum Supply	315,988	219,000	11,412	546,400
David Berger Vice President Strategy and development	312,636	181,000	7,170	500,806

(a)
Cost to Rinker Materials of remuneration package comprising cash salary, superannuation contributions, motor vehicle, leave provisions, financial advice and club memberships, if any.

(b)
Short-term and long-term incentives. Rinker Materials senior executives participate in a cash long-term incentive plan based on increasing shareholder value, with the long-term incentive being paid progressively over three years, from March 2001. The final payment, determined on the basis of Rinker Materials' three years ended March 2002 results, amounting to US$2.772 million, was paid in the fiscal year 2003. It is intended to make long term incentives available to Rinker Senior Managers in future using similarly designed plans.

(c)
Mr. Clarke retains membership of an Australian cash accumulation superannuation fund to which contributions ended on his departure from Australia in 1988. His withdrawal benefit is underpinned by a minimum defined benefit formula.

(d)
During the year, Adrian Driver, a senior manager, ceased employment with Rinker Materials. He received payments (comprising fixed and variable remuneration), relocation and severance (which included a non compete agreement) of US$890,663. These payments were consistent with market practices and legal advice.

  Directors' fees

        Rinker's constitution provides that the maximum aggregate remuneration of non-executive directors of Rinker will not be more than A$850,000 a year (exclusive of superannuation) or such other amount as is determined by Rinker in general meeting from time to time. Within the aggregate limit, the remuneration of Rinker's non-executive directors is determined by the Rinker board from time to time. The directors may also be reimbursed for expenses they incur in performing their duties.

        The directors of Rinker have determined that from April 1, 2003, annual non-executive directors remuneration shall be as follows:

John Morschel (Chairman)	A$240,000
Marshall Criser (Deputy Chairman)	A$170,000
John Arthur	A$ 80,000
John Ballard	A$ 80,000
Walter Revell	A$ 80,000

        In addition, non-executive directors (other than the Chairman) who are members of committees (other than the Nominations Committee) will receive additional annual remuneration of A$6,000 per committee, or A$12,000 in the case of the directors who chair those committees.

78

        Rinker's non-executive directors were previously non-executive directors of either CSR or Rinker Materials and were entitled to retirement benefits under those companies' non-executive directors' retirement plans. Those plans provided for payment of a maximum amount equal to a director's last three years remuneration after five years of service (pro rata for a lesser period). The booklet sent to shareholders of CSR in connection with the demerger stated that Rinker would provide retirement benefits on the same basis and that periods of service as a director of CSR or Rinker Materials would be treated as periods of service with Rinker for the purpose of calculating those benefits. Subsequently, the ASX Corporate Governance Council published its Principles of Good Corporate Governance and Best Practice Recommendations, which was not supportive of such plans. To avoid inconsistency with the booklet, the board agreed that the plan be maintained for fiscal year 2004 but that it be phased out on March 31, 2004, with entitlements frozen at that date.

  Executive director and senior management

        The senior management of Rinker group entities have agreements with those entities relating to their engagement as senior managers. Remuneration is at such rates and payable at such times as Rinker group entities may from time to time determine. The remuneration of senior managers in Rinker group entities is structured to reflect performance. To increase shareholder value, the remuneration system focuses individual and team efforts on the achievement of business strategies and goals.

        Remuneration of senior management has two parts, fixed and variable:

  •
  Fixed remuneration is made up of cash salary, superannuation and other benefits such as cars. Depending on their country of residence, managers may have some flexibility about apportioning their fixed remuneration between the components.

  •
  Variable remuneration is made up of a yearly short-term incentive—paid as cash—and a long-term incentive paid as cash or shares. A significant part of each senior manager's potential total remuneration is variable. Short-term incentives directly depend on the senior manager successfully achieving specific financial and operational targets. The existing plan in Rinker is based on increasing shareholder value.

        The proportions of fixed and variable remuneration vary for senior managers of Rinker group entities outside Australia. Arrangements for Rinker Materials senior managers, for instance, are consistent with US practice.

        Senior managers, whose employment is terminated as a consequence of redundancy, are entitled to retrenchment payments that vary according to term of service and remuneration at time of termination.

        Most senior managers in Australia are members of one of the two divisions of a Rinker group sponsored superannuation fund. The defined benefit division provides lump sum benefits on withdrawal prior to the age of 52, and lump sum or pension benefits, or a combination of the two, on retirement from the age of 52. The accumulation division provides lump sum benefit equal to the balance of a member's account, which includes contributions made by the member and the relevant Rinker group entity, together with net fund earnings.

        Under the Commonwealth Superannuation Guarantee legislation, Rinker group entities are required to make contributions to a superannuation fund on behalf of all Australian executives and executive directors, including non-executive directors under the age of 70, equal to nine percent of base remuneration.

        It is expected that senior managers in Australia will be able to participate in share-based incentive plans operated by Rinker—a Universal Share Plan and a Cash Award Share Plan.

        It is proposed that not more than five percent of Rinker's fully paid capital be issued to current employees of Rinker group companies under the Rinker employee share and option plans.

        These plans have been approved by the Rinker board and are expected to be implemented by September 2003.

        A summary of the terms of each of these plans follows.

  Overview of employee equity plans

        Rinker has adopted the following share and option incentive plans for employees and executives of Rinker group companies in Australia: the Rinker Option Plan (Rinker OP), the Rinker Employee Share Acquisition Plan (Rinker ESAP), the Rinker Universal Share Plan (Rinker USP) and the Rinker Cash Award Share Plan (Rinker CASP), which are described under "—Rinker Employee Share and Option Plans". In using these incentive plans, the Rinker board will be mindful of continuing public discussion on the merits of such plans and will ensure that their implementation conforms with best practice. Participation in performance-related plans will be restricted to executives at appropriate levels of seniority. Share and option issues will be fully disclosed in corporate reports.

        In relation to employees and senior managers of the Rinker group in the United States, Rinker Materials has in place both long term and short term cash-based employee incentive plans, which are aligned to US market practice and designed to enhance shareholder value. The possible introduction of equity based plans for Rinker Materials employees is under consideration.

  Rinker group employee share and option plans

        As discussed above Rinker has adopted various incentive plans for employees of Rinker group entities in Australia.

        Well designed and managed equity plans are an important element of employee remuneration, providing a tangible incentive for the employee to strive to improve the company's longer term performance to the benefit of shareholders.

        Participation in these plans will encourage employees of Rinker group companies to enjoy a greater involvement and share in the future growth, prosperity and profitability of the Rinker group in a way which gives them a community of interest with shareholders and promotes a high standard of relationships between employers and employees.

        Membership of one or more of these plans is available to employees (including, where permitted, directors) of Rinker group companies in Australia as the Rinker board nominates from time to time. No shares or options will be granted to non-executive directors under any of the plans.

  Rinker Option Plan (Rinker OP)

        Note, it is not anticipated that this plan will be implemented during the fiscal year 2004.

  Eligibility

        The Rinker board may offer options to selected employees of Rinker group companies in Australia. The number of options offered and the time at which they are offered to senior executives is determined at the discretion of the Rinker board.

  Options

        Each option will initially be an option to subscribe for one ordinary share in Rinker. The options will be unlisted and will be issued for no consideration or such consideration, if any, which may be nominal, as the Rinker board may determine. The shares issued on exercise of the options will rank equally with other Rinker shares already on issue on the date of exercise of the option. Rinker will apply to ASX for official quotation of shares issued on exercise of the options.

  Option price and exercise price of options

        The sum of the option price and the exercise price for an option must be not less than the volume weighted average price for all shares sold on ASX during the one week period up to and including the date of the grant of the option (or such other date or period as determined by the Rinker board).

  Performance hurdle and minimum holding period

        A performance hurdle will be set by the Rinker board, which must be met before the options may be exercised. The performance hurdle may be adjusted as the Rinker board determines if the new performance hurdle is, in the Rinker board's opinion, an appropriate incentive to encourage and recognize the performance of the participants and is in the best interests of Rinker or circumstances have changed sufficiently to require such an adjustment in the best interests of Rinker, subject to the ASX Listing Rules.

        Although the Rinker board has discretion to set the minimum period before options can be exercised (assuming the performance hurdle has been met), it is likely that most options will be able to be exercised between three and five years following the grant date, provided the performance hurdle is satisfied in that period. Otherwise the options will lapse.

        The minimum holding period can be amended if, in the Rinker board's opinion, circumstances have changed sufficiently to require such an adjustment in the best interests of Rinker, subject to the ASX Listing Rules.

        Special provisions exist for the exercising or lapsing of options when a participant ceases employment and in various other circumstances.

  Participation in future issues: capital reconstruction

        Upon any pro rata issue of shares to holders of shares, the exercise price may be adjusted by the Rinker board, if appropriate, in accordance with the relevant formula set out in the ASX Listing Rules.

        Upon any pro rata bonus issue of shares to holders of shares, the number of unissued shares over which an option is exercisable shall be increased by the number of bonus shares which the participant holding the option would have received if the option had been exercised before the record date for the bonus issue (as defined in the ASX Listing Rules).

        In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of Rinker, the number of options to which each holder is entitled and the exercise price shall be reconstructed in the manner specified by the ASX Listing Rules.

        Options carry no right to receive dividends or vote at company meetings.

  Variation and termination

        Subject to the ASX Listing Rules, the Rinker board may vary the plan rules (with the approval of three quarters of any participants who are prejudiced by the variation).

        The plan may be terminated at any time by resolution of the Rinker board.

  Rinker Cash Award Share Plan (Rinker CASP)

  Introduction

        CASP was introduced to complement Rinker OP and provide the board with greater flexibility in the remuneration of executives. At the date of this registration statement, no Rinker shares had been acquired under CASP.

  Eligibility and terms

        The Rinker board may from time to time in its absolute discretion make an offer to participate in Rinker CASP to any employee of Rinker group companies in Australia, including executive directors. The offers may be on whatever terms, consistent with the Rinker CASP rules that the Rinker board decides.

        The terms may include performance hurdles and minimum service duration requirements. However, the Rinker board may, at any time, in its absolute discretion waive any relevant requirement.

        Unless otherwise specified, each offer will be subject to the service duration requirement. That is, shares cannot be withdrawn from Rinker CASP unless 10 years have elapsed from the date the relevant shares were acquired or, if earlier, the participant is not an employee of a Rinker group company.

  Purchase of shares

        In conjunction with an offer, Rinker or any relevant group company will pay to the Rinker CASP trustee contributions determined by the Rinker board from time to time to fund the acquisition of Rinker shares consistent with the terms of offers to participants.

  Withdrawal of shares

        Shares acquired on behalf of a participant by the Rinker CASP trustee will be held by the trustee until the satisfaction or waiver of the criteria (if any) specified in the relevant offer terms.

  Distributions and other benefits

        Except as provided in the plan rules, participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held on their behalf, irrespective of whether the relevant criteria have been met at the relevant time. The plan rules contain provisions which specify whether any bonus shares issued in respect of shares held under Rinker CASP or shares received on behalf of a participant on exercise of renounceable rights issues, will be held under Rinker CASP as shares which are subject to the same requirements as the shares in respect of which the relevant distribution was made or as shares for which all relevant requirements have been satisfied or waived.

  Voting

        Each participant may direct the trustee how to vote any shares held on the participant's behalf.

  Variation and termination

        The Rinker board may vary the plan rules (with the approval of three quarters of any participants who are prejudiced by the variation).

        The plan may be terminated at any time by resolution of the Rinker board.

  Rinker Employee Share Acquisition Plan (Rinker ESAP)

  Eligibility

        Rinker ESAP is a plan that enables employees of Rinker group companies in Australia to purchase Rinker shares with pre-tax remuneration or bonuses.

        Eligibility to participate in Rinker ESAP is determined by the Rinker board.

  Purchase of shares

        The Rinker ESAP trustee buys shares in the ordinary course of trading on ASX in lieu of participants' pre-tax remuneration and bonus entitlements as directed from time to time by Rinker.

        Shares purchased will be held by the trustee in the Rinker ESAP trust.

  Withdrawal of shares

        Shares may be retained in Rinker ESAP for an indefinite period while a participant remains an employee of a Rinker group company. However, taxation deferral benefits only currently apply for a maximum of 10 years. If a participant is not employed by any Rinker group company, then the Rinker ESAP trustee may either transfer to the participant the shares in the plan held on behalf of the participant or sell the shares and distribute the proceeds of sale (less authorized deductions) to the participant.

        Withdrawal of shares from Rinker ESAP and their transfer to a participant or sale requires the approval of the Rinker board.

        Participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held in the plan on their behalf. The Rinker ESAP trustee may allow participants to participate in any pro rata rights and bonus issues of shares made by Rinker or sell such rights (if renounceable) or bonus shares on behalf of the participants and distribute the cash proceeds of such sale (less authorized deductions).

  Voting

        Each participant may direct the trustee how to vote any shares held on the participant's behalf.

  Variation and termination

        The Rinker board may vary the plan rules (with the approval of three quarters of any participants who are prejudiced by the variation).

        The plan may be terminated at any time by resolution of the Rinker board.

  Rinker Universal Share Plan (Rinker USP)

  Eligibility and entitlements

        The eligible employees of Rinker group companies in Australia are entitled to apply for Rinker shares as and when the Rinker board may offer them. An application may be made by an eligible employee for a parcel of 50 shares or any other multiple of 50, up to the maximum number of shares determined and offered by the Rinker board from time to time. An eligible employee who applies, and pays, for such qualifying shares will be entitled to receive an equal number of additional shares for no further consideration.

  Pricing, issue and allotment of shares

        Rinker will from time to time issue and allot to each applicant whose application is accepted by Rinker the parcel of shares applied for under Rinker USP at market price (the weighted average price for all shares sold on ASX during such three consecutive trading days, preceding the date on which shares are to be allotted, as the Rinker board nominates). Rinker will issue and allot any additional shares for no further consideration at the same time that it issues and allots the corresponding other shares.

        No options can be granted and no loan facility is offered under the Rinker USP.

        Shares to be allotted under Rinker USP are to be ordinary shares equivalent in all respects to and ranking equally with existing fully paid ordinary shares.

  Dividends, rights issues, bonus issues and voting rights

        Shares allotted under Rinker USP will rank equally with ordinary Rinker shares then issued for all dividends, rights issues and bonus issues declared after allotment and will rank equally with existing Rinker shares for voting rights.

  Sale or transfer of shares

        Shares allotted under Rinker USP may not be disposed of before the earlier of the end of three years after the time of acquisition of the shares or the time the participant is not employed by any Rinker group company. In either case, the participant may retain ownership of the shares or sell them.

  Variation and termination

        Subject to the ASX Listing Rules, the Rinker board may vary the plan rules (with the approval of three quarters of any participants who are prejudiced by the variation).

        The plan may be terminated at any time by resolution of the Rinker board.

  C.    Board Practices

        Details of directors and their term of office are included in "Item 6.A—Details of directors and senior management".

  Composition of Rinker board

        None of the non-executive directors of Rinker have any business or other relationships, which might compromise their autonomy. If a potential conflict of interest does arise, the director concerned does not receive the relevant board papers and is required to leave the board meeting while the matter is considered. Directors are required to keep the Rinker board advised, on an ongoing basis, of any interests that could potentially conflict with those of the Rinker group.

        The balance of skills and experience of the Rinker board is kept under review by the Nominations Committee.

        Fees for non-executive directors are based on the nature of their work and their responsibilities. In determining the level of fees, survey data on comparable companies are considered in detail.

        Non-executive directors are subject to re-election by rotation. Marshall Criser, Walter Revell and John Arthur will retire and stand for re-election at Rinker's next annual general meeting. In addition, the shareholders at the annual general meeting will be asked to ratify the appointment of David Clarke as Managing Director of Rinker.

  Role of Rinker board

        The Rinker board, working with senior management, is responsible to shareholders for the company's overall business performance. Its functions include:

  •
  Appointing, evaluating and rewarding senior management;

  •
  Approving group strategies, budgets, plans and policies;

  •
  Assessing performance against strategies to monitor both the suitability of those strategies and the performance of management;

  •
  Reviewing operating information to understand at all times the state of health of the company;

  •
  Considering management recommendations on key issues;

  •
  Approving policies and overseeing the management of business risks, safety and occupational health, and environmental issues; and

  •
  Ensuring legal compliance on all matters and that the highest ethical standards are maintained.

        Rinker board processes

        The Rinker board will meet regularly in the US and Australia, including by telephone or videoconference or other agreed means as necessary. Directors will receive comprehensive board papers in advance of each meeting.

  Resources available to the Rinker board

        To help the Rinker board maintain its understanding of the group's businesses and to assess the people running them, directors will be briefed regularly by senior executives. Directors also have access to a wide range of employees at all levels.

        Directors receive a comprehensive monthly performance report from the managing director—whether or not a board meeting is scheduled—and have unrestricted access to company records and information.

        New directors will receive a comprehensive information pack, special briefings from management and visit key sites to assist in rapidly understanding the businesses and issues in the Rinker group.

        Directors may obtain independent professional advice at Rinker's expense on matters arising in the course of their board and committee duties after obtaining the chairman's approval. All directors are provided with a copy of such advice and will be notified if the chairman's approval is withheld.

  Rinker board committees

        Specific board committees assist the full Rinker board.

        The audit committee advises the Rinker board on all aspects of the internal and external audit, including the independence of Rinker's external auditor and the adequacy of accounting and risk management procedures, systems, controls and financial reporting. The committee is chaired by Marshall Criser. John Arthur and Walter Revell are the other members.

        The safety, health and environment committee will review and report to the board on the management of the company's safety, health and environmental responsibilities. The committee will receive regular reports from management, review the adequacy of management systems and performance, ensure that appropriate improvement targets and benchmarks are in place and monitor potential liabilities, changes in legislation, community expectations, research findings and technological changes. The committee is chaired by John Arthur. John Morschel and Walter Revell are the other members.

        The remuneration and human resources committee advises the board on remuneration policies and practices and other human resources issues, evaluates the performance of the managing director against pre-agreed goals and makes recommendations to the board on remuneration for the managing director and senior managers reporting to him. The committee is chaired by John Morschel. Marshall Criser is the other member.

        The nominations committee role is to consider the appropriate size and composition of the Rinker board, criteria for board membership, candidates for board membership and the terms and conditions of appointment to and retirement from the board. All non-executive directors are members, the committee being chaired by John Morschel.

        The Managing Director is not a member of these committees, but may attend their meetings by invitation. The managing director will not attend if his presence could compromise the objectivity of the proceedings.

D.    Employees

        As at March 31, 2003, Rinker group companies had a total of 13,030 employees. A breakdown of employees by geographic location is set out below.

        Employee numbers at March 31:

	2003	2002	2002-2003 % Change	2001
Rinker Materials, US	10,262	8,667	18.4%	8,591
Readymix, Australia	2,162	2,117	2.1%	2,269
Asia (including China)	525	570	(7.9%)	557

Employed in operations	12,949	11,354	14.0%	11,417
Shared services (Australia)	68
Rinker executive support (Australia)	13

Total	13,030

        Note: Represents full time equivalent employees. In 2002 and 2001, shared services and Rinker executive support were employees of CSR and are therefore not included in the numbers above.

        In the US, Rinker Materials provides certain non-union employees with a defined contribution retirement plan that allows employees to defer a portion of their salary in accordance with US Internal Revenue Service guidelines. Pursuant to this plan, Rinker Materials matches a percentage of the employee contribution and makes a discretionary profit sharing contribution. Additionally, in connection with certain acquisitions, Rinker Materials is obligated to maintain defined benefit retirement plans. Rinker Materials funds these defined benefit plans in accordance with government guidelines. The Rinker Materials defined benefit pension plans had an estimated shortfall of US$18.5 million (A$30.8 million) at January 1, 2003, the date of the last actuarial review. This deficit is expected be funded progressively by Rinker Materials and all minimum funding requirements have currently been satisfied. Details are provided in "Item 5—Operating and Financial Review and Prospects".

        Rinker Materials has approximately 70 different collective bargaining agreements with a number of unions. These agreements, most of which have been in place for many years, cover about 4,000 employees with about 1,800 of these people covered by various chapters of the International Brotherhood of Teamsters each of which negotiates different agreements for its members, and about 1,300 covered by various chapters of the Laborers International Union, each of which negotiates different agreements for its members. The terms of ongoing collective bargaining contracts vary with expirations ranging from 2003 to 2008. Rinker Materials, while covered by these various collective bargaining agreements, has experienced a relatively low level of industrial disruption over the past three years. Rinker group's relationship with its various labor unions may be characterized as mature and productive. Readymix in Australia has 59 enterprise bargaining agreements covering 2,100 employees. Major respondent unions include the CSR Officers Association, and the Australian Workers Union. Over the past three fiscal years, industrial disputation has been minimal and Readymix believes that it has good relationships with its employees.

        Employees covered by collective bargaining agreements generally receive pension and health benefits directly from the applicable union.

        In Australia, Rinker group entities participate in superannuation (pension) plans that will continue to provide ongoing benefits for employees. Harwood Superannuation Fund (formerly the CSR Australian Superannuation Fund) will continue to provide ongoing benefits for the employees of the Rinker group entities in Australia (including expatriates in China and Hong Kong), with Rinker assuming responsibility to fund defined benefits and accumulation benefits for Rinker group employees. Both Rinker and Readymix will also become participating employers in the Monier PGH Superannuation Fund, which will provide superannuation benefits for some employees.

        Readymix's administration, production, maintenance and transport employees are eligible for membership of various unions (including the CSR Officers' Association, the Australian Workers' Union, the Australian Manufacturing Workers' Union and the Transport Workers' Union). These employees are covered by about 55 enterprise agreements or enterprise awards registered with either the Australian Industrial Relations Commission or Queensland or New South Wales Industrial Relation Commissions. The enterprise agreements and awards are underpinned by relevant industry awards and operate for fixed terms of various lengths (although they continue to operate after the expiry of those terms unless replaced by another agreement/award). Salaried staff are employed under individual contracts of employment, which are underpinned by an award of the Australian Industrial Relations Commission and, in some cases, by enterprise agreements (which comprise about 20 of the total number of 55 mentioned above).

        Rinker group entities have comprehensive safety and health management systems. These systems are aimed at improving overall safety performance in all operations. Initiatives have included leadership training in safety, health and environment for cell managers and other frontline people. Other initiatives include manual handling training and incident investigation. In addition, many of Readymix's sites are audited externally as part of safety, health and environment audits of operating sites and compliance with health insurance requirements.

E.    Share Ownership

        No director or senior manager has beneficial ownership of one percent or more of the voting securities. Note 31 to the financial statements included elsewhere in this registration statement shows actual shareholdings of directors (as at May 19, 2003), each of whom is required by Rinker's constitution to own a minimum of 2,000 shares in his or her name. As at September 23, 2003 the holdings of directors and senior management of Rinker, as a group, of Rinker's voting securities were as follows:

Title of Class	Identity of Person or Group	Number Owned	Percent of Class
Ordinary shares	Directors and senior management	978,266	0.10%

        As at September 23, 2003, 1,914,863 ordinary shares were owned by current senior managers or other employees of Rinker group entities under Rinker employee equity plans.

        No options to acquire Rinker shares are held by any directors, members of senior management or other employees as at September 23, 2003.

Item 7    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        Following the demerger, Rinker is not directly or indirectly controlled by another corporation or by any foreign government and does not know of any arrangement the operation of which may at a subsequent date result in a change of control of Rinker.

        As at September 23, 2003 there were four registered holders known to Rinker of more than 5 percent of the Rinker's outstanding voting securities. J P Morgan Nominees Australia Limited held 133.2 million ordinary shares or 14.1 percent of Rinker's issued capital. National Nominees, Limited held 113.4 million ordinary shares, or 12.0 percent of Rinker's issued capital. RBC Global Services Australia Nominees Pty Limited held 68.4 million ordinary shares, or 7.2 percent of Rinker's issued capital. Westpac Custodian Nominees Limited held 97.4 million ordinary shares or 10.0 percent of Rinker's issued capital. The shares are held as nominee for numerous beneficiaries, most of whom are believed to be pension funds but whose identity is not known to Rinker. In addition, as at September 23, 2003, three beneficial owners of more than 5 percent of Rinker's outstanding voting shares were known to Rinker. These were Perpetual Trustees Australia Limited, holding 97,477,074 shares or 10.3 percent of Rinker's issued capital, Maple Brown Abbott, holding 54,466,623 shares or 5.8 percent of Rinker's issued capital, and Schroder Investment Management Group holding 47,276,107 shares or 5.0 percent of Rinker's issued capital. None of these holders of larger blocks of shares have voting rights that are different from the rights of other shareholders.

        As at August 29, 2003, 788,144 (0.08 percent of the total ordinary shares outstanding) fully paid ordinary shares are held by 1,286 shareholders who, on record, are resident in the United States.

B.    Related Party Transactions

  Relationship of directors

        As at March 31, 2003, there were no interest free loans to the directors of Rinker and its subsidiary entities. During fiscal year 2003, no directors of Rinker or any of its subsidiaries and their director-related entities have received or are entitled to receive any additional benefit, other than a benefit shown in "Item 6.B—Remuneration details of executive directors and senior management" or the accompanying financial statements (specifically, Note 25 "Directors' and executives' remuneration", Note 10 "Receivables" and Note 31 "Related party information") by reason of a contract made by Rinker or a related party with the directors, or with a firm or company in which they have a substantial financial interest or over which they have a significant influence.

  Transactions with directors and director-related entities

        Related entities of A Codina, a former non-executive director of Rinker Materials, received fees and commissions to jointly develop land that was held by a controlled entity of Rinker Materials (fiscal year 2003: none; fiscal year 2002: none; fiscal year 2001: US$17,887).

        Related entities of A Codina entered into a contract in August 1999, for the purchase of land from a controlled entity of Rinker Materials at a price of A$8,930,254 (US$5,685,000), which was based upon two independent valuations and which was secured by a mortgage of A$6,200,145 (US$3,947,000) at an interest rate of 10% per annum. For the year ended March 31, 2002 mortgage repayments of A$5,303,604 (US$2,819,926) were received (2001: US$1,127,074). The mortgage was fully discharged on August 31, 2001. For the year ended March 31, 2002 interest of A$277,222 (US$141,383) was received on the mortgage (2001: US$318,447) and at March 31, 2002 there were no outstanding interest obligations (2001: US$ 23,950). All interest and principal were received when due. For the year ending March 31, 2003 related entities of A Codina entered into a contract to erect a building for a controlled entity of Rinker Materials for consideration of A$778,210 (US$440,000). Subsequent additions to the contract brought the total consideration to A$972,762(US$550,000). The building is complete and there were no outstanding amounts due at March 31, 2003.

        A Ireland, a former non-executive director with Rinker Materials, received A$159,179 (US$90,000) in fiscal year 2003 for consulting services to Rinker Materials (fiscal year 2002: US$90,000).

  Relationship with CSR

  Separation matters

        On March 28, 2003, the Federal Court of Australia approved the demerger of Rinker from CSR. Rinker was admitted to the official list of the ASX and its shares were quoted on the stock market conducted by the ASX effective March 31, 2003 (on a deferred settlement basis). In accordance with the terms of the demerger, Rinker issued 944.7 million shares on April 11, 2003.

        Prior to the demerger, Rinker was historically a 100% owned subsidiary of CSR. As a result of the demerger, Rinker became a separately listed company and CSR and Rinker now operate independently of each other.

        As part of the demerger transition process, CSR and Rinker have entered into various contractual arrangements dealing with the separation and the ongoing business relationships and operations between CSR and Rinker as independent companies as detailed below:

  Property

        As a result of the demerger, CSR's beneficial 40% interest in Penrith Lakes Development Corporation Limited ("PLDC"), which extracts the majority of the aggregates for the Sydney region, was transferred to Readymix. Boral and Hanson own 40% and 20% respectively of PLDC. Readymix has agreed to share future profits produced from land sales equally with CSR. A significant portion of the PLDC land holdings have been identified as having potential, subject to planning approvals, for a major urban land development, creating approximately 4,900 residential lots.

  Indemnity and claims management

        CSR has granted Rinker, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by Rinker's insurance) arising from any claim made against any of them arising from any actions or omissions, including negligence and other alleged torts, breach of contract or law or any other act committed, omitted or done by CSR or any of the businesses being conducted by members of the CSR group after the demerger (or businesses that would have been conducted by any member of the CSR group after the demerger except that those businesses have been closed before the demerger), regardless of when the liability or loss to which the claim relates arises. Rinker has granted CSR, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by CSR's insurance) arising from any claim made against any of them arising from any actions or omissions, including negligence and other alleged torts, breach of contract or law or any other act committed, omitted or done by Rinker or any of the businesses being conducted by members of the Rinker group after the demerger (or businesses that would have been conducted by any member of the Rinker group after the demerger except that those businesses have been closed before the demerger), regardless of when the liability or loss to which the claim relates arises.

        It is not clear at law whether these indemnities would be enforceable in respect of fines or pecuniary penalties of a penal nature.

        In accordance with the indemnity, CSR and Rinker have agreed arrangements pursuant to which the economic and management responsibility for claims will be determined. CSR and Rinker have agreed to assist each other in respect of the conduct of claims to which the indemnity relates.

        Further, CSR has agreed to indemnify Rinker, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries against liability incurred by them arising from any claim made against them arising from a failure of the demerger booklet, Rinker's listing memorandum to the ASX or marketing or other material distributed or published in connection with the demerger (including any associated refinancing) to comply with any applicable legal requirement where the failure is caused by, or arises out of, information about the businesses which are to be conducted by any member of the CSR group after the demerger (or businesses that would have been conducted by any member of the CSR group after the demerger except that those businesses have been closed before the demerger).

        Rinker has agreed to indemnify CSR, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries against liability incurred by them arising from any claim made against them arising from a failure of the demerger booklet, Rinker's listing memorandum to the ASX or marketing or other material distributed or published in connection with the demerger (including any associated refinancing) to comply with any applicable legal requirement where the failure is caused by, or arises out of, information about the businesses which are to be conducted by any member of the Rinker group after the demerger (or businesses that would have been conducted by any member of the Rinker group after the demerger except that those businesses have been closed before the demerger).

  Insurance

        Rinker is responsible for its own insurance arrangements, including directors' and officers' insurance following the demerger. However, the directors and officers of Rinker and CSR as of March 28, 2003 will continue to have the benefit of the directors' and officers' run off insurance held by CSR in respect of matters that occurred before the demerger took effect.

  Statutory licenses

        CSR and Rinker have agreed to cooperate and to act reasonably in relation to the transfer of statutory licenses from members of CSR group to members of the Rinker group.

  Tax liability

        The Rinker group is responsible for, and has indemnified CSR in respect of, tax liabilities relating to the businesses to be conducted by Rinker group companies after the demerger as though the relevant Rinker group companies had always owned and operated those businesses, and the CSR group is responsible for, and has indemnified Rinker in respect of, tax liabilities relating to the businesses conducted by the CSR group after the demerger.

  Financial and tax assistance

        Rinker and CSR have agreed to assist each other in relation to past and future financial and tax matters and each will allow the other access to records in connection with the preparation of tax returns or tax audits by the Australian Taxation Office or State Revenue authorities.

  Business records

        Rinker has agreed to maintain the business records transferred to it as part of the internal restructuring prior to the demerger for a period of seven years after the demerger and allow CSR to access and make copies of those records.

        CSR has agreed to maintain any business records that relate to the Rinker group's businesses and which were not transferred to the Rinker group as part of the internal restructuring for a period of seven years after the demerger and allow Rinker to access and make copies of those records.

  Transition and shared services arrangements

        Rinker and CSR have entered into an agreement pursuant to which CSR will supply, or procure the supply of, a variety of services to the Rinker group during a transitional period. It is expected that the transitional period will be no more than 18 months and with respect to some services a shorter period.

        The services to be provided include:

  •
  Administrative and processing resources for payroll, employee share plan and general accounting services;

  •
  Access to and use of certain IT environments and networks;

  •
  Access to certain IT systems and resources so that Rinker may create its own version of those systems; and

  •
  Access to shared premises.

        CSR will invoice Rinker monthly for the services provided. The services will be charged at cost. As at the date of this registration statement, the Rinker group's usage of these services has been as expected. Total annual corporate overhead costs including the transition and shared services received from CSR are not expected to exceed the A$13.4 million included in the combined statement of financial performance for each of the historical periods presented in this registration statement.

        CSR is only liable for loss or damage suffered by Rinker where that loss or damage was due to the fraud or willful default of CSR. CSR's liability will be limited to the resupply of the service or payment for its resupply, at CSR's option.

        A party is able to terminate the agreement for an unremediated breach by the other or if an insolvency event happens to the other. CSR is also able to terminate the agreement if Rinker proposes a scheme of arrangement with its members or a person obtains voting power (as that term is defined in the Australian Corporations Act 2001) of 50% or more in Rinker.

        The CSR group and the Rinker group have each granted the other a consideration free license to use the copyright in certain works that are required for the business operations of the Rinker group and CSR group respectively.

        CSR has licensed the Rinker group to continue to display "CSR' in its signage (including on vehicles and at sites) for 12 months from March 28, 2003 to enable the Rinker group to remove it in an orderly manner.

  Workers' compensation arrangements

        CSR and Rinker have entered into Deeds of Indemnity and Management Agreements relating to workers' compensation claims based on incidents prior to the demerger. The Deeds of Indemnity provide for indemnities in respect of common law and statutory workers' compensation liabilities after the demerger, the key features of which are consistent with the following principles:

  •
  Rinker is responsible for all common law and statutory workers' compensation claims which have arisen or arise out of the businesses to be conducted by companies in the Rinker group after the demerger;

  •
  CSR is responsible for all common law and statutory workers' compensation claims which have arisen or arise out of the businesses to be conducted by companies in CSR group after the demerger; and

  •
  Rinker has agreed to indemnify CSR in respect of any amounts CSR is required to pay as a consequence of a common law or statutory workers' compensation claim for which Rinker is responsible.

        Agency agreements have been executed by CSR and Rinker, whereby the party responsible for the payment of any claim is also responsible for its administration and defense.

  Superannuation arrangements

        The Harwood Superannuation Fund (previously CSR Australian Superannuation Fund) and the Monier PGH Superannuation Fund continue to provide ongoing benefits for employees of CSR and Rinker in Australia (including expatriates in China and Hong Kong). As determined by the CSR board prior to the demerger, as part of the demerger separation terms (having regard to, principally, the division of assets and liabilities between the respective entities to be demerged and the number of employees of each entity who were members of the Harwood Superannuation Fund), CSR and Rinker will each separately cover, in effect, 50% of the funding of the accrued defined benefit liabilities of Harwood Superannuation Fund as at March 28, 2003, which will be revalued by the actuary at least annually. Subject to that arrangement, Rinker and CSR are separately responsible for funding defined benefits and accumulation benefits for their respective employees and CSR continues to be responsible for pensioners and deferred members as at March 28, 2003.

C.    Interests of Experts and Counsel

  Not applicable.

Item 8    Financial Information

A.    Consolidated Statements and Other Financial Information

        See "Item 18. financial statements." No significant change has occurred to the Rinker group entities since the date of the financial statements.

Legal Proceedings

        Except as set out below, no company in the Rinker group is involved in any litigation the outcome of which is likely to have a material adverse effect on the business, financial position or financial performance of the Rinker group.

  •
  Certain corporate entities within the CSR group that are currently defendants in litigation have sold businesses to Readymix. To the extent such litigation concerns those businesses, Readymix, under the sale agreements, and Rinker, under the demerger agreements, have agreed to indemnify CSR in respect of any costs or liabilities arising in connection with that litigation. To the extent it is material, this litigation, together with other material litigation directly against companies in the Rinker group, is described below.

  •
  Hydro Conduit is involved in a dispute concerning pipe supplied by it for use in a high pressure water pipeline built for the Arvin Edison Water District. Arvin Edison alleges that leaks in the pipeline are due to Hydro Conduit's failure to manufacture pipe fit for its intended use. Arvin Edison has asserted claims for approximately US$14 million in damages. A settlement agreement has been entered into between the Rinker group and the carrier providing the first layer of excess insurance coverage pursuant to which the carrier will bear US$6.5 million of the first US$7.5 million of the amount of a settlement or adjudication, if any. Taking into account this settlement agreement and accruals provided for in the Rinker group's financial statements in respect of this dispute, Rinker does not believe that the outcome of the Arvin Edison dispute is likely to have a material adverse effect on the business, financial position or financial performance of the Rinker group.

  •
  Rinker Materials holds one and is the beneficiary of one other of 12 federal mining permits granted for the Lake Belt area in South Florida. The permit held by Rinker Materials covers Rinker Materials' SCL and FEC quarries. Rinker Materials' Krome quarry is operated under one of the other permits. The FEC quarry is the largest of Rinker Materials' quarries measured by volume of aggregates mined and sold. See "Risk Factors—Operational and supply failures".

    Various governmental agencies are involved in litigation brought by environmental groups concerning the manner in which all 12 permits were granted. The plaintiffs allege that the relevant governmental agencies acted capriciously, abused their discretion and failed to comply with administrative regulations and procedures and to consider all appropriate information when issuing the permits. The plaintiffs seek to set aside the permits and to enjoin the relevant governmental agencies from granting further permits. Rinker Materials is not named as a party to the proceedings, but is presently considering the most effective means of protecting its interests. The proceedings are at an early stage and therefore it is not possible to determine the likely outcome or what impact that will have on Rinker Materials' operations. If the Lake Belt permits, including the key permits for the SCL, FEC and Krome quarries were ultimately set aside, Rinker Materials and the other industry participants with quarries in the Lake Belt region would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely result in increased costs and other adverse operational effects on Rinker Materials. However, Rinker believes that its permits were validly issued and does not believe that there is a material risk of such an outcome.

  •
  In December 2001 TNT Australia Pty Limited ("TNT") commenced proceedings in the Supreme Court of Victoria against CSR seeking damages and other relief in respect of alleged design and construction defects in concrete pavements and an office building completed by CSR's former Constructions Services division in 1998. TNT has also named the design and construct contractor and two directors of that contractor as defendants. TNT is currently seeking $20.6 million. CSR has sought indemnity for the claim from its former insurer, Royal & Sun Alliance ("RSA"), however RSA has yet to confirm whether or to what extent it will meet the claim. Expert evidence suggests that there are a number of possible causes of the loss and damage alleged. Accordingly, Rinker believes that CSR has good defences to the claim, that CSR is entitled to indemnity from RSA and that, if CSR is found liable, other parties will be required to contribute to that liability. The parties are preparing their evidence and no date has been set for determination of the claim. In the event that CSR is found liable, Rinker is obliged to indemnify CSR in respect of that liability to the extent that it is not covered by insurance.

  •
  In March 2003, the Australian Competition and Consumer Commission ("ACCC") served notices on CSR Limited and Vacuum Oil Company Pty Limited, as the members of the CSR Emoleum partnership ("CSRE"), requiring the production of a large number of documents. The ACCC is investigating whether CSRE may have engaged in anti-competitive conduct by (1) its acquisition of the asphalt plant of the Launceston City Council ("LCC") and (2) its entry into a long-term asphalt wholesale supply contract with the LCC in 1999.

    It is possible that the ACCC will commence proceedings but the process is at an early stage and therefore it is not possible to determine the likely subsequent steps or outcomes.

    If proceedings are commenced, the ACCC may seek pecuniary penalties. The maximum penalty for a corporation is A$10 million for each contravention and for an individual is A$500,000 for each contravention. The cost of defending such proceedings could be substantial. Also companies adversely affected by any misconduct could institute proceedings for recovery of damages. Rinker and Readymix have agreed to indemnify CSR in respect of CSR's liability if CSRE is found liable.

        Although Rinker Materials is currently named as a defendant in a small number of asbestos claims in the United States (approximately 70 as at August 31, 2003) relating to the alleged sale of raw asbestos by CSR Limited, and has been named in other such claims in the past, to date it has never been held liable in response to any such claims and all resolved claims have been dismissed for no payment by Rinker Materials, usually with express agreement from claimant's attorneys that Rinker Materials was not a proper party (CSR ceased such sales in 1966 and Rinker Materials was not formed until 1981). Rinker has no reason to believe that these circumstances will change and does not believe such claims present a material risk of material liability. Furthermore, CSR Limited has agreed to indemnify Rinker group companies in the event of any asbestos-related liabilities being imposed on them in respect of CSR's alleged torts. Accordingly, Rinker does not believe asbestos litigation against CSR will have a material impact on the business, financial position or financial performance of the Rinker group.

  Dividend Policy

        The directors' intended dividend policy for Rinker is to distribute between 20-30% of available net profit after finance and income tax in the form of dividends, with an interim dividend payable in December of each year and a final dividend in July. A substantial level of dividend franking is expected in fiscal year 2004. The payment of dividends is subject to the discretion of the Rinker board. The level of dividends declared by the Rinker board is subject to a number of factors, including the financial results of the Rinker group, the general business environment, ongoing capital expenditure requirements, ongoing cash requirements, applicable law and any other factors the Rinker board may consider relevant.

        The payment and amount of any dividends depends on the Rinker group's current and future earnings, cash flow, financial condition and other factors. Subject to the Australian Corporations Act 2001, the Directors may declare a dividend and set the amount and date for its payment. Dividends are payable to shareholders of fully paid shares equally. Generally, shares rank for dividend from their date of allotment.

        During fiscal year 2003 Rinker paid a dividend of A$16.1 million to its sole shareholder prior to the demerger, CSR Limited.

        Rinker has declared a final dividend for the year ended March 31, 2003 of 7 cents (A$0.07) per share, 70% franked, estimated at A$66.1 million, paid to shareholders on July 3, 2003.

B.    Significant Changes

        In accordance with the terms of the demerger, Rinker issued 944.7 million shares on April 11, 2003. No other material matters or circumstances have arisen since the end of fiscal year 2003.

Item 9    The Offer and Listing

A.    Offer and Listing Details

        Rinker shares are registered on the books of Rinker and are not in bearer form. No established market existed for Rinker shares prior to the demerger. Rinker shares were listed on the ASX for the first time on March 31, 2003. Rinker cannot guarantee that a trading market will develop in Australia or elsewhere for Rinker's shares, nor give any assurance that the price of Rinker's shares will follow any past trading patterns of CSR shares. Many things that Rinker can neither predict nor control could affect the market price of its shares, including the following:

  •
  Any of the risk factors referred to elsewhere in this registration statement;

  •
  Operating revenues, net income or dividends declared or paid by Rinker that fall short of securities analysts' and investors' expectations; and

  •
  Changes in securities analysts' and investors' estimates of Rinker's financial performance, the financial performance of Rinker's competitors or the financial performance of any of the industries; generally, in which Rinker competes.

        The Rinker share price performance is dependent on a number of complex and interrelated factors, any of which could have a material adverse effect on Rinker's results of operations. Key risks that may affect the Rinker share price include:

  •
  Level of industry economic activity and impact on business performance;

  •
  Increased competition, including competitors with greater financial resources and lower cost producers;

  •
  Business performance, in particular factors related to past and future acquisitions;

  •
  Movements in exchange rates;

  •
  Variations in interest rates;

  •
  Unforeseen or significant expenditures required to allow Rinker to be in compliance with environmental and other laws;

  •
  Actions by government authorities;

  •
  General factors affecting the Australian share market, in particular factors affecting the development of a liquid market of Rinker's newly listed shares; and

  •
  Other factors referred to under "Item 3.D—Risk Factors".

        See also the cautionary statements under "Forward-Looking Statements" and under "Item 3.D Risk Factors" above.

Nature of Trading Market

        The principal trading market for Rinker's fully paid ordinary shares is conducted by the ASX Rinker shares were listed on the ASX for the first time on March 31, 2003 (on a deferred settlement basis).

        The following table sets forth, for the months indicated, the high and low sales prices in A$ per ordinary share as reported by the ASX.

	Month	High	Low
2003	March 31 (opening)	5.00	4.85
	April	4.97	4.51
	May	4.85	4.50
	June	5.46	4.60
	July	5.32	5.02
	August	5.90	5.35
	September (through September 23)	5.98	5.48

        As a consequence of the demerger, shareholders in CSR became shareholders in Rinker on a pro-rata basis. At March 31, 2003 CSR held 1,690 shares in Rinker. On April 11, 2003 944,668,106 ordinary shares were issued to 108,835 shareholders of CSR.

Resale restrictions

  Australia

        Rinker shares are freely transferable in Australia, subject only to compliance with Rinker's constitution and to standard restrictions applicable in Australia.

  United States

        Rinker shares are freely transferable in the United States under US federal securities law, except for Rinker shares held by persons who are affiliates of Rinker subsequent to the demerger.

        As defined in Rule 144 under the Securities Act of 1933, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

        Persons who may be deemed to be affiliates of Rinker include individuals or entities (if any) directly or indirectly controlling or controlled by Rinker or any individuals or entities under direct or indirect common control with Rinker, and may include certain officers and directors of Rinker or CSR as well as principal shareholders of Rinker.

        Persons who were not affiliates of Rinker may freely transfer any Rinker shares subject only to compliance with Rinker's constitution and to standard restrictions applicable in the United States.

        Persons who were affiliates of Rinker or CSR before the demerger, but were not affiliates of Rinker after the demerger may transfer any Rinker shares received pursuant to the demerger in the following manner:

  •
  At any time more than 90 days following the effective date of this registration statement, so long as Rinker has filed all reports required to be filed by it by Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 15(d) of the Securities Act of 1933 (the "Securities Act of 1934"); and

  •
  The amount of the shares to be transferred, together with all other shares by that person within the preceding three months, shall not exceed the greater of 1% of Rinker's shares, or the average weekly trading volume of Rinker's shares calculated according to Rule 144 (e)(l) under the Securities Act; and

  •
  The shares are sold either in "brokers' transactions" as defined in Section 4(4) of the Securities Act and as modified by Rule 144(g) under the Securities Act or in transactions directly with a "market maker", as defined in Section 3(a)(38) of the Exchange Act;

  •
  At any time after the person has held the shares for at least one year, so long as Rinker has filed all reports required to be filed by it by Section 12 of the Exchange Act and Section 15(d) of the Securities Act during the 12 months preceding the sale; or

  •
  Any time more than two years following the date on which the shares were received.

        In computing the holding period of any Rinker shares received, for purposes of Rule 145(d)(2) or (d)(3), Rinker believes that persons may not "tack" the holding period of the CSR shares.

        Persons who were affiliates of Rinker or CSR before the transaction and were affiliates of Rinker after the demerger may resell any Rinker shares received pursuant to the demerger:

  •
  At any time more than 90 days following the effective date of this registration statement, so long as Rinker has filed all reports required to be filed by it by Section 12 of the Exchange Act and Section 15(d) of the Securities Act, and

  •
  The amount of the shares to be transferred, together with all other shares by that person within the preceding three months, shall not exceed the greater of 1% of Rinker's shares, or the average weekly trading volume of Rinker's shares calculated according to Rule 144 (e)(1) under the Securities Act; and

  •
  The shares are sold either in "brokers' transactions" as defined in Section 4(4) of the Securities Act and as modified by Rule 144(g) under the Securities Act or in transactions directly with a "market maker", as defined in Section 3(a)(38) of the Exchange Act.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Rinker shares are listed on the ASX.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.    Expenses of the Issue

        Not applicable.

Item 10    Additional Information

A.    Share Capital

        As a consequence of the demerger, shareholders in CSR became shareholders in Rinker on a pro-rata basis. Rinker at March 31, 2003 had 1,690 shares outstanding, all of which were held by CSR. On April 11, 2003, 944,668,106 fully paid shares were issued to 108,835 shareholders of CSR. In accordance with Australian law, the Rinker shares have no par value.

        On September 23, 2003, Rinker had 944,994,496 ordinary shares outstanding.

        No Rinker shares are held by or on behalf of Rinker, Readymix, Rinker Materials or any other subsidiary of Rinker. There are no warrants, convertible obligations or other outstanding equity-linked securities or subscription rights granted. No options have been granted to acquire Rinker shares.

B.    Overview of the Rinker constitution

        Rinker's corporate organization and conduct is governed by its constitution (the "Constitution"). Set forth below is a summary of the provisions of the principal terms of the Constitution.

Company Objects & Purposes

        Rinker is taken to be registered as a public company limited by shares under the Corporations Act 2001 of the Commonwealth of Australia (the "Corporations Act") and is registered with Australian Business Number 53 003 433 118.

        The Constitution became effective on March 28, 2003. The Constitution does not specify Rinker's objects and purposes. Rather, under section 124 of the Corporations Act, Rinker has the legal capacity and powers of an individual person.

Directors' Powers & Qualifications

(a)
No director is permitted to vote or be counted in the quorum as a director in respect of any matter in which the director has a personal material interest unless permitted by the Corporations Act (clause 71.5).

(b)
Directors remuneration is to be determined by them from time to time and in such proportions and manner as they determine, provided that the aggregate remuneration paid to directors in any year must not exceed the amount approved in general meeting (clause 58).

(c)
In addition, every director is entitled to be paid all traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of directors of Rinker or any committee of the directors or general meetings of Rinker (clause 58.6).

(d)
Directors may exercise all the powers of Rinker to borrow money, charge property, issue debentures (or give other security) and provide guarantees for the company's purposes (rule 47).

(e)
The Constitution does not contain any age limit requirement on the retirement of directors.

(f)
A director must hold 2000 fully paid shares in Rinker in his or her own name as a qualification for office (clause 64).

(g)
At each Annual General Meeting one third of the directors (or the nearest number to one third, rounded down) retire from the office and are subject to re-election. In any event, a director, other than the managing director, shall retire from office at the conclusion of the third Annual General Meeting after the general meeting at which he or she was last elected or re-elected.

Rights & Restrictions Attaching to Each Class of Shares

(a)
Rinker has only one class of shares, the ordinary class. The rights attached to ordinary shares include the right to dividends in the event that the directors declare them. Directors may determine that a dividend is payable, fix the amount, the date at which the entitlement accrues, date for payment and the method of payment.

(b)
Dividends, which have not been claimed for one year after having been declared, may be invested or otherwise made use of by the directors for the benefit of Rinker until claimed or disposed of according to law (clause 97).

(c)
The voting right attached to ordinary shares is the right to vote in person, by representative, attorney or proxy in general meeting. There is no power to approve corporate matters by written consent.

(d)
On a show of hands each shareholder (regardless of the number of shares held) has one vote. On a poll each shareholder may exercise one vote for each fully paid ordinary share held. Shareholders may not cumulate their votes. In respect of partly paid shares, the shareholder has a vote equivalent to the proportion which the amount paid up bears to the total amounts paid and payable, whether or not called, on the share when the poll is taken (clause 43.1).

(e)
In the event of a winding up, ordinary shares rank equally in the division of any surplus.

(f)
Shareholders cannot redeem ordinary shares.

(g)
The holders of fully paid ordinary shares have no further liability to Rinker in respect of those shares. The holders of partly paid shares are liable to Rinker once a call is made for the payment of the unpaid amount.

(h)
There is no provision in the Constitution that discriminates against an existing or prospective shareholder as a result of that shareholder owning a substantial number of shares unless such ownership leads to a partial takeover offer (see heading "Partial Takeover Approval" below).

(i)
The rights attached to any class of shares may be varied in accordance with the Corporations Act (clause 8.1). Under the Corporations Act, rights of shareholders may be varied or cancelled only by a special resolution (75% majority of votes cast) of all shareholders, together with either a special resolution of the relevant class or with the written consent of shareholders with at least 75% of the votes in the class. Any variation of class rights is subject to challenge by shareholders with at least 10% of the votes on grounds of unfair prejudice.

(j)
There are no provisions in the Constitution that provide a shareholder owning 5% or more of Rinker's ordinary shares with access to corporate records. However, under the Corporations Act, shareholders have rights of access to the register of shareholders and minutes of general meetings of shareholders.

General Meetings of Rinker

        The board may convene general meetings of Rinker to be held at such times and places and in the manner determined by the Board. No shareholder or director may convene a general meeting unless entitled to do so under the Corporations Act.

        Subject to the Corporations Act and the ASX Listing Rules, notices of a general meetings convened by the board may be given in the form and in the manner determined by the board. At least 28 days notice must be given of a general meeting (section 249HA of the Corporations Act).

        All shareholders may attend general meetings in person, or be represented by the attendance of a representative, attorney or by proxy (who need not be shareholders of Rinker in their own right).

        The quorum for a general meeting is twelve shareholders entitled to vote, present in person, by proxy or attorney or by representative, together holding not fewer than 80,000 shares (clause 34.2). If within 30 minutes of the time appointed for holding the meeting a quorum is not present, the meeting, if convened by requisition, is dissolved, but in all other cases stands adjourned to the same day in the next week at the same time and place or to another day, time and place determined by directors (clause 34.3). If at the adjourned meeting a quorum is not present within 30 minutes from the time appointed for holding the meeting, two shareholders shall constitute a quorum.

Limitations on the Right to Own Securities

        Rinker's Constitution does not impose limitations on the right to own securities except those provisions relating to minimum holdings (known as an Unmarketable Parcel, as described below).

  Unmarketable Parcel Rationalization Scheme

        The Constitution contains a procedure whereby Rinker can sell the shares of shareholders who hold a parcel of shares in Rinker of less that A$500 value (an "Unmarketable Parcel"). The procedure sets out notice requirements that Rinker must comply with prior to selling any shares and also includes the right of shareholders (who hold an Unmarketable Parcel) to exempt their holdings from its operation. The procedure can only be invoked once in any 12-month period with respect to any particular member (clause 22).

  Other Takeover Limitations

        The rights of non-resident or foreign shareholders to hold or exercise voting rights on Rinker's securities are subject to the Foreign Acquisitions and Takeovers Act 1975 (Cth). The Treasurer of the

Australian Federal Government has the power to prohibit the acquisition of a controlling interest in any Australian company by a foreign person or foreign persons, if the Treasurer is of the opinion that the acquisition would be contrary to the national interest. For this purpose, a shareholding of 15% or more held by a single foreign person or 40% or more held by two or more foreign persons is deemed to constitute a controlling interest.

        Section 50 of the Trade Practices Act 1974 (Cth) prohibits an acquisition of shares that would have the effect, or be likely to have the effect, of substantially lessening competition in a substantial market for goods or services, unless the acquisition is authorized by the Australian Competition and Consumer Commission.

        There are no provisions to allow for the issuance of preferred stock or other "poison pill' measures that could prevent a takeover attempt.

Partial Takeover Approval

        In the event that there is an offer made under a "proportional takeover bid" (being an off-market bid for a specified proportion of the securities in the bid class) to acquire shares in Rinker, the registration of a transfer giving effect to a contract resulting from the acceptance of the bid, is prohibited unless and until a resolution to approve the proportional takeover bid is passed in accordance with clause 23 of Rinker's Constitution. This resolution is to be voted on at a meeting convened and conducted by Rinker, of the persons entitled to vote on the resolution. The resolution is taken to have been passed if the proportion that the number of votes in favor of the resolution bears to the total number of votes on the resolution is greater than one-half. The provisions of clause 23 of Rinker's Constitution cease to have effect on the third anniversary of the date of their adoption or last renewal.

Disclosure of Share Ownership

        The Constitution does not prescribe an ownership threshold above which shareholders must disclose their holding to Rinker. However, Part 6C.1 of the Corporations Act imposes disclosure requirements on persons who acquire or cease to hold a substantial holding (see section 9 of the Corporations Act) in Rinker. The disclosure must be given to Rinker and the ASX within the prescribed time.

Changes in Share Capital

        Rinker may alter its share capital in one or more of the ways provided for, and in the manner prescribed by, the Corporations Act.

C.    Material Contracts

  Demerger Deed

        On March 27, 2003, Rinker and CSR Limited entered into a Demerger Deed to facilitate the orderly separation of the Rinker group companies from CSR. The arrangements were intended to assist Rinker to function as an independent company after the demerger. The key terms of the deed are summarized below.

  Demerger Principle

        The underlying principle of the demerger is that, following its implementation the Rinker group will have the entire economic benefit, commercial risk and liabilities of the businesses to be conducted by the Rinker group companies after the demerger as through the Rinker group companies had always owned and operated those businesses. The CSR group will have the entire economic benefit, commercial risk and liabilities of the businesses to be conducted by the CSR group after the demerger. Rinker and CSR acknowledged in the deed that the restructure of the Rinker group within the CSR group prior to the demerger occurred in accordance with the internal restructure agreements and the demerger principle.

  Limited Rights in Accordance with the Demerger Principle

        Rinker and CSR acknowledged that once the demerger was complete, no member of the CSR group will have any rights against, or obligations to, a member of the Rinker group and no member of the Rinker group will have any rights against, or obligations to, a member of the CSR group except those rights and obligations expressly contained in or conferred by the Demerger Deed, the agreements effecting the internal restructure or any agreement between a member of the Rinker group and a member of the CSR group executed after the Demerger Deed. The release of rights included a release of rights to make a claim for loss or damage arising in relation to the internal restructure of the Rinker group within the CSR group that occurred prior to the demerger and the demerger generally.

  Accounting Separation

        The Demerger Deed confirmed that Rinker and CSR will prepare separate accounts on a demerged basis from April 1, 2003, or such other date as may be agreed between CSR and Rinker. No such other date was agreed between Rinker and CSR.

  Other Assets

        The Demerger Deed provides that the Rinker group and the CSR group will agree mechanisms for the future transfer between them of, or other access to, any asset, contract or intellectual property which either owns or holds after the effective date of the demerger (April 11, 2003) but which forms part of or is required to conduct the other's business, which was incorrectly transferred as part of the internal restructure or the owning or holding of which is inconsistent with the demerger principle.

  Additional Liabilities

        Each of Rinker and CSR agreed to accept any liabilities that in accordance with the demerger principle should have been assigned to, or assumed by, it pursuant to the internal restructure, but which were not so assigned or assumed.

  Indemnity and Claims Management

        These arrangements are summarized under this heading in "Item 7.B—Related Party Transactions".

  Insurance

        These arrangements are summarized under this heading in "Item 7.B—Related Party Transactions".

  Guarantees and Financial Support

        These arrangements are summarized under this heading in "Item 7.B—Related Party Transactions".

  Statutory Licenses

        These arrangements are summarized under this heading in "Item 7.B—Related Party Transactions".

  Tax Liability

        These arrangements are summarized under this heading in "Item 7.B—Related Party Transactions".

  Financial and Tax Assistance

        These arrangements are summarized under this heading in "Item 7.B—Related Party Transactions".

  Business Records

        These arrangements are summarized under this heading in "Item 7.B—Related Party Transactions".

  Bond Guarantee Indemnity Deed

        As described in "Item 5.B—Liquidity and Capital Resources—US$ bonds", Rinker and Rinker Materials have agreed to indemnify CSR for any obligations that come due under CSR's guarantee obligations in respect of the (i) US$49.8 million outstanding 6.875% bonds due on March 1, 2004 issued by Rinker Materials and guaranteed by Rinker and CSR and (ii) US$250 million outstanding 6.875% bonds due on July 21, 2005 issued by Rinker Materials and guaranteed by Rinker and CSR. To support its indemnity, Rinker Materials has obtained, under its US$1,077.5 million bank credit facilities, bank letters of credit for CSR's benefit for any obligations that come due under CSR's guarantee in respect of the those bonds that remain outstanding.

  Transition and Shared Services Agreement

        This agreement is summarized in "Item 7.B—Related Party Transactions—Transition and Shares Services Arrangements".

D.    Exchange Controls

        There are no foreign exchange controls or other governmental laws, decrees or regulations, other than in relation to withholding taxes (see "Taxation" below), which affect the remittance of dividends, interest or other payments by Rinker to non-resident holders of Rinker securities in the United States.

        Subject to the exceptions referred to below, there are no limitations on the right of United States residents or owners to hold or vote Rinker ordinary shares imposed by Australian law or Rinker's constitution.

        Changes in interests held by foreign persons in Australian companies may be subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975. Generally, that statute requires prior notification of any acquisition which would result in a foreign person together with any associates either holding interests in 15 percent or more of an Australian company's issued shares or controlling 15 percent or more of the voting power in the company. The statute also requires prior notification of any acquisition resulting in two or more foreign persons and their associates similarly holding interests in 40 percent or more of an Australian company's issued shares or controlling, in the aggregate, 40 percent or more of its total voting power. In each case, the Treasurer may prohibit any part of the acquisition if the Treasurer is satisfied it would be contrary to the national interest of Australia.

        Further, the Corporations Act 2001 regulates the acquisition of shares in public companies in Australia. Subject to certain exceptions, it prohibits such an acquisition if (1) after the acquisition the acquirer and the acquirer's associates would be entitled to more than 20 percent of the company's issued ordinary shares and (2) the acquisition does not satisfy one of a number of specified exceptions. The more significant exceptions are: a formal, registered takeover offer to all the shareholders in the target company, acquisitions by a broker on the stock market under a formal takeover announcement, acquisitions of no more than three percent of the target company's voting share capital every six months or acquisitions approved by the target company's shareholders in general meeting.

E.    Taxation

        This section describes the material United States federal income and Australian tax consequences of United States residents owning Rinker's ordinary shares. Investors contemplating the purchase of shares are advised to consult their own tax advisers with respect to the tax consequences relevant to their specific situations.

        Except as otherwise noted, the statements of Australian tax laws set out below are based on the laws in force as of the date of this registration statement, and are subject to any changes in Australian law, and in any double taxation convention between the United States and Australia occurring after that date.

  Commonwealth of Australia Taxation

        With effect from July 1, 2002, Australia introduced a revised dividend imputation system relating to company tax.

        Broadly, the new dividend imputation system simplifies the old dividend system and it is intended to produce the same tax outcomes as the old system. The dividend imputation system of company tax relieves double taxation on dividends paid by Australian resident corporations. Under this system, companies are required to identify dividends paid as either franked or unfranked dividends. Franked dividends are those paid out of profits that have borne Australian corporate tax (i.e. to which franking credits have been allocated) while unfranked dividends are paid out of untaxed profits. The Australian corporate tax rate is 30%. Franked dividends paid to non-residents are exempt from withholding tax but unfranked (or partly franked) dividends are subject to withholding tax, generally at 15% on the unfranked amount. Notices are provided to shareholders that specify the amount (if any) of dividend withholding tax deducted.

        All ordinary shareholders will be advised as to the extent to which each future dividend will be franked as dividends are declared.

        The current Australian tax rules require taxpayers to hold shares "at risk" for certain periods before obtaining the benefit of the dividend imputation system. The minimum period for holding ordinary shares "at risk" is currently 45 days, but the Australian Government is considering a proposal to reduce the minimum period. Failure to satisfy these requirements may result in the deduction of Australian withholding tax from dividends paid to non-residents of Australia. There is an exemption from these rules for defined "small" transactions.

        The tax rules classify interests that satisfy a financial arrangements test as either debt or equity. An interest that is classified as equity will be frankable, whereas an interest that is classified as debt will not be frankable. Ordinary shares are likely to be classified as equity on the basis that the return is contingent on Rinker's performance or at the discretion of Rinker. Ordinary shareholders will be advised, by public announcement to the market at the time each future dividend is determined, of the extent to which each such dividend is franked.

        Under the provisions of the current Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Treaty"), the Australian tax withheld on unfranked dividends paid by Rinker to which a resident of the United States is beneficially entitled is limited to 15%. However, where the recipient's shareholding is effectively connected with a permanent establishment in Australia or a fixed base in Australia from which independent personal services are carried out, the recipient will generally be subject to ordinary income tax for dividends received under the Australian tax rules. Australia and the United States have recently agreed to reduce the withholding tax rate to 5% for holders of more than 10% of the shares in a company and 0% for holders of 80% or more of the shares in a company. In all other cases the 15% rate limit will continue to apply. These changes will not take effect until July 1, 2003 (at the earliest) pending enactment of the changes.

        Some foreign shareholders are exempt from Australian dividend withholding tax on dividends that are not franked; most notably, foreign superannuation/pension funds that are exempt from income tax in their home jurisdiction.

        A United States citizen who is resident in Australia, or a United States corporation that is resident in Australia (by reason of carrying on business in Australia and being managed or controlled in Australia or having its voting power controlled by shareholders who are residents of Australia) holding ordinary shares as capital assets, may be liable for Australian capital gains tax ("CGT") on the disposal of Rinker ordinary shares. In calculating the amount of a capital gain that may be subject to Australian CGT, special rules apply to individuals, trusts and certain superannuation funds. For ordinary shares acquired after September 21, 1999 and held for at least 12 months, these taxpayers will pay tax on half of the gain (calculated in nominal terms or two-thirds of the gain for certain superannuation funds) after allowing for any offsetting capital losses which are applied against the whole nominal gain. For ordinary shares acquired before that time and held for at least 12 months, these taxpayers may choose between paying CGT on half of the gain (or two-thirds of the gain for certain superannuation funds), or paying CGT on all of the gain with the gain being calculated on the basis of the cost of the shares being indexed for inflation up to September 30, 1999. For all types of taxpayers, the legislation freezes the indexation (for inflation) of the cost of ordinary shares as at September 30, 1999, and abolishes such indexation for ordinary shares acquired after September 21, 1999.

        Under current Australian law, no income or other tax is payable on any profit on disposal of the ordinary shares held by persons who are residents of the United States within the meaning of the Treaty except:

  (a)
  if the person (together with associates, if any) owns or owned ordinary shares at any time during the period of five years preceding the disposal, representing 10% or more of the issued share capital of Rinker (excluding share capital carrying no right to participate beyond a specified amount in distribution of profits or capital). However, in these circumstances there may be relief from Australian tax for residents of the United States under the Treaty; or

  (b)
  if the ordinary shares have been used by the person in carrying on a trade or business wholly or partly at or through a permanent establishment in Australia.

        Different rules will apply to persons and corporations that are not residents of the United States.

        Australia does not impose gift, estate or inheritance taxes in relation to gifts of shares or upon the death of a shareholder.

        Neither the issue or transfer of an Rinker's ordinary shares or the payment of a dividend will give rise to a liability to goods and services tax in Australia.

  Australian Stamp Duty

        No Australian stamp duty will be payable on the issue or the transfer of Rinker's ordinary shares.

United States federal income tax consequences

        This section describes the material United States federal income tax consequences of owning ordinary shares. It applies only to holders of ordinary shares as capital assets for tax purposes. This section does not apply to a member of a special class of holders subject to special rules, including:

  •
  a dealer in securities,

  •
  a trader in securities that elects to use a mark-to-market method of accounting for the securities holdings,

  •
  a tax-exempt organization,

  •
  a life insurance company,

  •
  a person liable for alternative minimum tax,

  •
  a person that actually or constructively owns 10% or more of the voting stock of Rinker,

  •
  a person that holds ordinary shares as part of a straddle or a hedging or conversion transaction, or

  •
  a person whose functional currency is not the US dollar.

        This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions all as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis.

        A US holder is a beneficial owner of ordinary shares and:

  •
  a citizen or resident of the United States,

  •
  a domestic corporation,

  •
  an estate whose income is subject to United States federal income tax regardless of its source, or

  •
  a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

        A "non-US holder" is a beneficial owner of ordinary shares that is not a United States person for United States federal income tax purposes.

US holders should consult their own tax advisor regarding the United States federal, state, local and other tax consequences of owning and disposing of ordinary shares in their particular circumstances.

        This discussion addresses only United States federal income taxation.

Taxation of Dividends

        US Holders.    Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid by Rinker out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate US holder, dividends paid to you after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends Rinker pays with respect to the ordinary shares will generally be qualified dividend income. A US holder must include any Australian tax withheld from the dividend payment in this gross amount even though the amount withheld was not in fact received. The dividend is taxable to the US holder when the dividend is actually or constructively received. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that must be included in income as a US holder will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the basis in the ordinary shares and thereafter as capital gain.

        Subject to generally applicable limitations that limit the availability of the US foreign tax credit depending on the nature of the income received by the US holder and that particular US holder's proportion of foreign source income to worldwide income, the Australian tax withheld in accordance with the Treaty and paid over to Australia will generally be creditable against that holder's United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate.

        Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable.

        Distributions of additional ordinary shares with respect to ordinary shares that are made as part of a pro rata distribution to all shareholders of Rinker generally will not be subject to United States federal income tax.

        Non-US Holders.    Dividends paid to a non-US holder in respect of ordinary shares will not be subject to United States federal income tax unless the dividends are "effectively connected" with the conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting the holder to United States taxation on a net income basis. In such cases a non-US holder will generally be taxed in the same manner as a US holder.    For a corporate non-US holder, "effectively connected" dividends may, under certain circumstances, be subject to a "branch profits tax." The non-US holder may be subject to a branch profits tax at a reduced rate if the non-US holder is eligible for the benefits of an income tax treaty that provides for a reduced rate.

  Taxation of Capital Gains

        US Holders.    Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the tax basis, determined in US dollars, in ordinary shares. The capital gain of a noncorporate US holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of

15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

        Non-US Holders. A non-US holder will not be subject to United States federal income tax on gain recognized on the sale or other disposition of ordinary shares unless:

  •
  the gain is "effectively connected" with the conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that the holder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the holder to United States taxation on a net income basis, or

  •
  the non-US holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

        A corporate non-US holder, "effectively connected" gains that are recognized may also, under certain circumstances, be subject to "branch profits tax" at a reduced rate. The non-US holder may be subject to a branch profits tax if the holder is eligible for the benefits of an income tax treaty that provides for a reduced rate.

PFIC Rules

        We believe that Rinker's ordinary shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Rinker were to be treated as a PFIC, unless a US holder makes a valid election to be taxed annually on a mark-to-market basis with respect to the ordinary shares, gain realized on the sale or other disposition of ordinary shares would in general not be treated as capital gain. Instead, a US holder would be treated as if the US holder had realized such gain and certain "excess distributions" ratably over the holding period for the ordinary shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Backup Withholding and Information Reporting

        For non corporate US holders information reporting requirements on Internal Revenue Service Form 1099, generally will apply to:

  •
  dividend payments or other taxable distributions made within the United States, and

  •
  the payment of proceeds from the sale of ordinary shares effected at a United States office of a broker.

        Additionally, backup withholding may apply to such payments to a non-corporate US holder that:

  •
  fails to provide an accurate taxpayer identification number,

  •
  is notified by the Internal Revenue Service that the holder has failed to report all interest and dividends required to be shown on federal income tax returns, or

  •
  in certain circumstances, fails to comply with applicable certification requirements.

        A non-US holder, is generally exempt from backup withholding and information reporting requirements with respect to:

  •
  dividend payments made outside the United States by Rinker or another non-United States payor and

  •
  other dividend payments and the payment of the proceeds from the sale of ordinary shares effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

  •
  the payor or broker does not have actual knowledge or reason to know that the Holder is a United States person and the holder has furnished the payor or broker:

  •
  an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which certifying, under penalties of perjury, that the holder is a non-United States person, or

  •
  other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with US Treasury regulations, or

  •
  an otherwise established exemption.

        Payment of the proceeds from the sale of ordinary shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of ordinary shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by the holder in the United States,

  •
  the payment of proceeds or the confirmation of the sale is mailed to the holder at a United States address, or

  •
  the sale has some other specified connection with the United States as provided in US Treasury regulations,

        unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or an exemption is otherwise established.

        In addition, a sale of ordinary shares effected at a foreign office of a broker will be subject to information reporting if the broker is:

  •
  a United States person,

  •
  a controlled foreign corporation for United States tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are "US persons", as defined in US Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

  •
  such foreign partnership is engaged in the conduct of a United States trade or business,

        unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or otherwise establish as exempt. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the holder is a United States person.

        Holders generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed income tax liability by filing a refund claim with the United States Internal Revenue Service.

F.    Dividends and Paying Agents

        Rinker is not aware of any restrictions over its payment of dividends. The final dividend for the year ended March 31, 2003 of A$0.07 per share was payable on July 3, 2003 to all shareholders on record as at June 19, 2003. Rinker has no paying agents in Australia or overseas.

G.    Statement by Experts

        The combined financial statements of Rinker Group Limited and its controlled entities as of March 31, 2003 and 2002 and for each of the three years in the period ended March 31, 2003 beginning on page F-1 of this registration statement have been audited by Deloitte Touche Tohmatsu, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given their authority as an expert in accounting and auditing.

        The consolidated financial statements and schedule of Kiewit Materials Company (now Rinker Materials Western, Inc.) and subsidiaries as of December 31, 2001 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

H.    Documents on Display

        It is possible to read and copy documents referred to in the registration statement on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington DC 20549 and over the internet at the SEC's website at sec.gov. Please telephone the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Copies of these documents may also be obtained from Rinker on request.

I.    Subsidiary Information

        All controlled entities are 100% owned, unless otherwise indicated. Rinker's significant subsidiaries are described in Note 35 to the financial statements.

J.    Enforcement of Civil Liabilities

        Rinker is a corporation organised under the laws of the Commonwealth of Australia. Some of the directors and certain of the senior managers of Rinker, and some of the experts named in this document reside outside the United States, principally in Australia. Some of the assets of Rinker, and the assets of some of Rinker's directors, officers and experts, are located outside the United States. Therefore, it may not be possible to effect service of process within the United States upon Rinker or these persons so as to enforce judgments of United States courts against them based on the civil liability provisions of the United States federal securities laws. In addition, it may be difficult to bring an original action in an Australian court to enforce liabilities against some or any of these persons based on US federal securities laws.

Item 11    Quantitative and Qualitative Disclosures about Market Risks

        The Rinker group is exposed to the following types of market risk: (i) foreign currencies, and (ii) interest rates.

        The Rinker group has in place principles and policies approved by Rinker's board of directors designed to manage financial risks associated with exposures to foreign currencies and interest rates. These risks are managed through a variety of means including natural hedges, forward foreign exchange contracts, swaps, caps, collars and other foreign exchange and interest rate options. Rinker's policies prohibit speculative transactions, restrict hedging transactions to preset limits and require senior management approval of hedging instruments. In addition, the policies limit who may authorize transactions and segregate relevant functions among different individuals.

        Each divisional president and chief executive officer is responsible for managing exposures in their Division in accordance with the policies and is required to do so in consultation with specialist advice from Rinker Treasury.

        Rinker group entities utilize a variety of domestic and international financial institutions as counter parties for hedging transactions. Transaction limits based on credit ratings are placed on each financial institution and reviewed regularly. Predominantly, Rinker group entities will only utilize counter parties with a Moody's or Standard & Poors "A3/A-" equivalent rating or higher. In a few instances where no Moody's or Standard & Poors rating is available management may assign a small limit based on alternative arrangements.

        It is management's opinion that Rinker group entities in the past year have not engaged in any financial transactions of a trading or speculative nature.

  Foreign Exchange Sensitivity and Risk Management

        The Rinker group is exposed to fluctuations in foreign currencies in some of its entities' businesses. Rinker group entities periodically enter into foreign currency hedging contracts, including forwards and options, to manage their exposure to changes in currency exchanges rates.

        The Rinker group's predominant ongoing exposures to foreign currency movements relate to US dollar revenues and foreign assets and profits. Foreign currency liabilities are utilized where they provide a hedge for foreign currency asset exposure. Management believes that the Rinker group's investment in its international entities, mainly in the United States, provides it with a natural hedge against exchange rate fluctuations with respect to US dollar-denominated obligations. On the exposed portion, a hypothetical one cent movement from the US$/AS$ exchange rate used in the accompanying financial statements ($0.60, which approximates the exchange rate at March 31, 2003) will result in an A$4 million change in the Rinker group's net profit. Larger movements are an extrapolation of this amount.

        Specific information concerning the currency exposure and financial instruments used to limit that exposure is reviewed in Note 27 of the financial statements.

  Interest Rate Sensitivity and Risk Management

        Interest rate exposure is managed with an objective of reducing year-to-year volatility in interest costs to obtain a stable and predictable interest expense outcome. To achieve this result, Rinker group entities enter into interest rate hedges, including interest rate swaps, swaptions, caps and collars.

        As at March 31, 2003 approximately 98 percent of the Rinker group's gross debt is US dollar denominated. Approximately 86 percent of the net US dollar exposure is subject to fixed interest rates. It is estimated that a hypothetical 100 basis point movement in interest rates would have an A$2 million impact on the Rinker group's net profit, based on average unhedged debt levels.

        Specific information concerning interest rate exposure and financial instruments used to limit that exposure is disclosed in Note 19 and 27 of the financial statements.

Item 12    Description of Securities Other Than Equity Securities

        Not applicable

PART II

Item 13    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None

PART III

Item 15    Controls and Procedures

        Not applicable

Item 16

        Not applicable

PART IV

Item 17.    Financial Statements

        Refer to Item 18

Item 18.    Financial Statements

  Combined Financial Statements of Rinker Group Limited and its controlled entities as of March 31, 2003 and 2002 and for each of the three years in the period ended March 31, 2003

        The attached financial statements on pages F-1 to F-72, with a full index on page F-1, together with the Report of Independent Auditors thereon, are filed as part of this registration statement.

Report of Independent Auditors	F-2
Combined Statement of Financial performance	F-3
Combined Statement of Financial position	F-4
Combined Statements of Cash flows	F-5
Combined Statements of Changes in shareholders' equity	F-6
Notes to Combined Financial Statements	F-14

  Unaudited Pro Forma Combined Statement of Financial Performance of Rinker Group Limited and its controlled entities for the year ended March 31, 2003

        The attached pro forma combined statement of financial performance on pages P-1 to P-8, with a full index on page P-2, is filed as part of this registration statement.

  Financial Statements and Financial Statement Schedule of Kiewit Materials Company and its subsidiaries as of and for the year ended December 31, 2001

        The attached financial statements and financial statement schedule of Kiewit Materials Company and its subsidiaries on pages K-1 to K-20, together with the Report of Independent Auditors thereon, are filed as part of this registration statement.

        Unaudited Consolidated Condensed Financial Statements of Kiewit Materials Company and its subsidiaries as of and for the six months ended June 30, 2002.

        The attached condensed financial statements of Kiewit Materials Company and its subsidiaries on pages KK-1 to KK-10 are filed as part of this registration statement.

Consolidated Condensed Balance Sheet	KK-1
Consolidated Condensed Statement of Earnings	KK-3
Consolidated Condensed Statement of Cash Flows	KK-4
Notes to Consolidated Condensed Financial Statements	KK-5

        Unaudited Consolidated Condensed Financial Statements of Kiewit Materials Company and its subsidiaries as of and for the six months ended June 30, 2001.

        The attached condensed financial statements of Kiewit Materials Company and its subsidiaries on pages KKK-1 to KKK-9 are filed as part of this registration statement.

Consolidated Condensed Balance Sheet	KKK-1
Consolidated Condensed Statement of Earnings	KKK-3
Consolidated Condensed Statement of Cash Flows	KKK-4
Notes to Consolidated Condensed Financial Statements	KKK-5

Exhibits

Exhibit 1—Constitution of Rinker

  1.1
  Constitution of Rinker Group Limited, effective March 28, 2003.

Exhibit 2—Instruments Defining the Rights of Securities Holders

  2.1.1
  Indenture dated as of April 1, 2003, among Rinker Materials Corporation, Rinker Group Limited and Bank One, N.A., as trustee (including form of Notes).

  2.2.1
  Supplemental Indenture, dated as of January 29, 2003, among Rinker Materials Corporation, CSR Limited, Rinker Group Limited and Bank One, N.A., as trustee.

  2.2.2
  Indenture, dated as of July 21, 1995, among Rinker Materials Corporation, CSR Limited and Bank One, N.A., as trustee (including form of Notes).

  2.3.1
  First Supplemental Indenture, dated as of February 20, 2003, among Rinker Materials Corporation, CSR Limited, Rinker Group Limited and Bank One, N.A., as trustee.

  2.3.2
  Second Supplemental Indenture, dated as of March 19, 2003, among Rinker Materials Corporation, CSR Limited, Rinker Group Limited and Bank One, N.A., as trustee.

  2.3.3
  Indenture, dated as of March 1, 1994, among Rinker Materials Corporation, CSR Limited and Bank One, N.A., as trustee (including form of Notes).

Copies of any instrument relating to long-term debt of Rinker Group Limited that is not being registered on this registration statement and which does not exceed 10% of the total combined assets of Rinker Group Limited will be furnished to the SEC upon request.

Exhibit 4—Material Contracts

  4.1
  Demerger Deed, dated March 27, 2003.

  4.2
  Bond guarantee Indemnity Deed between Rinker Group Limited and CSR Limited, dated March 27, 2003.

  4.3
  Transitional Services Agreement between Rinker Group Limited and CSR Limited dated March 27, 2003.

  4.4
  Other material contracts

  4.4.1
  Employment Contracts

  4.4.1.1
  Employment agreement dated April 1, 2003 between David Clarke and Rinker Materials Corporation.

  4.4.1.2
  Employment agreement dated August 1, 2001 between Karl Watson, Sr. and Rinker Materials Corporation.

  4.4.1.3
  Employment agreement dated April 1, 2003 between Tom Burmeister and Rinker Materials Corporation.

  4.4.1.4
  Employment agreement dated July 8, 2002 between Christopher Murphy and Rinker Materials Corporation.

  4.4.1.5
  Employment agreement dated August 1, 2001 between Sharon DeHayes and Rinker Materials Corporation.

  4.4.1.6
  Employment agreement dated April 1, 2003 between David Berger and Rinker Materials Corporation.

Exhibit 8—Significant Subsidiaries

  8.1
  Entities combined in the economic entity.

Exhibit 10—Other Exhibits

  10.1
  Consent of KPMG LLP

  10.2
  Consent of Deloitte Touche Tohmatsu

Financial Report
for the year ended March 31, 2003

Report of Independent Auditors		F-2
Combined statement of financial performance		F-3
Combined statement of financial position		F-4
Combined statement of cash flows		F-5
Combined statement of changes in shareholders' equity		F-6
Significant accounting policies		F-7 to F-13
Notes to the combined financial statements
1	Segment information	F-14 to F-19
2	Other revenue and expenses from ordinary activities	F-19
3	Significant items	F-19
4	Interest income	F-19
5	Net finance expense	F-20
6	Depreciation and amortisation	F-20
7	Dividends and franking credits	F-20
8	Income tax	F-21 to F-23
9	Cash	F-23
10	Receivables	F-24
11	Inventories	F-25
12	Investments accounted for using the equity method	F-25
13	Other financial assets	F-25
14	Property, plant and equipment	F-26
15	Movements in property, plant and equipment	F-26
16	Intangibles	F-27
17	Other assets	F-27
18	Current payables	F-27
19	Interest-bearing liabilities	F-28
20	Credit facilities and maturity profile	F-29 to F-31
21	Provisions	F-31 to F-32
22	Contributed equity	F-32 to F-33
23	Reserves	F-33
24	Outside equity interests in controlled entities	F-33
25	Executives' remuneration	F-34
26	Auditors' remuneration	F-35
27	Financial instruments	F-35 to F-37
28	Contracted capital expenditure	F-38
29	Contracted lease and hire expenditure	F-38 to F-39
30	Non-cash financing and investing activities	F-39
31	Related party information	F-39 to F-42
32	Superannuation commitments	F-42 to F-43
33	Equity accounting information	F-44 to F-45
34	Acquisitions and disposals of controlled entities and businesses	F-45 to F-47
35	Particulars relating to entities combined in the economic entity	F-48
36	Contingent liabilities	F-49
37	Subsequent events	F-49
38	United States Generally Accepted Accounting Principles (US GAAP)	F-50 to F-62
39	Consolidating financial information	F-62 to F-72

Report of Independent Auditors

To the Board of Directors and Shareholders of Rinker Group Limited:

We have audited the accompanying combined statements of financial position of Rinker Group Limited (a company incorporated in New South Wales, Australia) and its controlled entities (the "Company"), a carved-out business of CSR Limited (as described in the Significant Accounting Policies of the combined financial statements), as of March 31, 2003 and 2002 and the related combined statements of financial performance, cash flows and changes in shareholders' equity for each of the three years in the period ended March 31, 2003 (all expressed in Australian dollars). These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements referred to above present fairly, in all material respects, the combined financial position of Rinker Group Limited and its controlled entities at March 31, 2003 and 2002, and the combined results of its financial performance and its cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net profit for each of the two years ended March 31, 2003, and the determination of shareholders' equity as at March 31, 2003 and 2002, to the extent summarized in Note 38.

Our audits also comprehended the translation of the Australian dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in the Significant Accounting Policies detailed on page F-10. Such US dollar amounts are presented solely for the convenience of the readers in the United States of America.

Deloitte Touche Tohmatsu

/s/ Deloitte Touche Tohmatsu
Chartered Accountants

Sydney, Australia

May 20, 2003 except for Notes 38 and 39, as to which the date is June 25, 2003

Combined statement of financial performance

Year ended March 31

Rinker Group Limited and its controlled entities

	Note	2003 US$	2003 A$	2002 A$	2001 A$
		(million)
Trading revenue—sale of goods		3,162.6	5,231.7	5,041.0	4,512.0
Cost of sales		(1,889.4)	(3,125.5)	(3,017.1)	(2,804.4)
Warehouse and distribution costs		(563.5)	(932.2)	(887.2)	(720.7)
Selling costs		(59.4)	(98.2)	(93.4)	(88.0)
Administration and other operating costs(a)		(265.5)	(439.2)	(437.4)	(394.7)
Share of partnership net income		(0.2)	(0.3)	(0.3)	(0.8)
Share of associate entities' net profit		14.9	24.6	23.5	27.0

Operating profit		399.5	660.9	629.1	530.4
Other revenue from ordinary activities	2	78.4	129.7	84.2	83.0
Other expenses from ordinary activities	2	(56.0)	(92.7)	(67.9)	(117.5)
Dividend income from others		0.1	0.2	0.3	0.6

Profit from ordinary activities before finance and income tax		422.0	698.1	645.7	496.5
Interest income	4	0.4	0.6	1.4	3.8
Borrowing costs	5	(63.4)	(104.9)	(125.1)	(136.2)

Profit from ordinary activities before income tax		359.0	593.8	522.0	364.1
Income tax expense relating to ordinary activities	8	(125.8)	(208.1)	(191.5)	(143.3)

Net Profit before outside equity interests		233.2	385.7	330.5	220.8
Net (profit) loss attributable to outside equity interests		(2.5)	(4.1)	(1.2)	3.8

Net profit attributable to members of Rinker Group Limited		230.7	381.6	329.3	224.6
Decrease in asset revaluation reserve arising on revaluation of property, plant and equipment		—	—	—	(0.7)
(Decrease)/increase in currency translation reserve arising on translation of self-sustaining foreign operations	23	(148.6)	(245.7)	(127.3)	318.9

Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity		(148.6)	(245.7)	(127.3)	318.2

Total changes in equity other than those resulting from transactions with owners as owners		82.1	135.9	202.0	542.8

Reconciliation of retained profits
Retained profits at the beginning of the financial year		218.5	361.5	32.6	10.2
Net profit attributable to members of Rinker Group Limited		230.7	381.6	329.3	224.6
Aggregate of amounts transferred to reserves	23	—	—	(0.4)	—

Total available for appropriation		449.2	743.1	361.5	234.8
Dividends provided for or paid	7	(9.7)	(16.1)	—	(202.2)

Retained profits at end of the financial year		439.5	727.0	361.5	32.6

		(dollars)
Basic and diluted earnings, dollars per share based on net profit attributable to members of Rinker Group Limited(b)		0.24	0.40	0.35	0.24

(a)	Operating costs include
	—research and development	2.8	4.6	3.2	2.7
	—mining royalties paid to governments	1.9	3.2	2.6	2.7
	—operating lease and rental payments	21.0	34.8	42.2	41.7
	—contributions to employee retirement funds	24.4	40.3	34.4	28.6
	—repairs and maintenance	83.1	137.5	133.4	122.1
(b)	Calculation based on 944.7 million shares (includes shares issued as a result of demerger from CSR).

Notes to the combined financial statements are annexed.

Combined statement of financial position

As at March 31

Rinker Group Limited and its controlled entities

	Note	2003 US$	2003 A$	2002 A$
		(million)
Current assets
Cash	9	111.7	184.8	28.0
Cash available from CSR Ltd(a)		154.3	255.3	—
Receivables	10	474.9	785.6	692.4
Inventories	11	234.7	388.2	415.2
Other current assets	17	22.7	37.6	22.7

Current assets		998.3	1,651.5	1,158.3

Non-current assets
Receivables	10	32.4	53.6	15.8
Inventories	11	46.8	77.3	94.2
Investments accounted for using the equity method	12	157.5	260.5	178.5
Other financial assets	13	8.9	14.8	11.6
Property, plant and equipment	14	1,612.1	2,666.8	2,733.9
Intangibles	16	902.3	1,492.7	1,073.4
Deferred income tax assets	8	61.1	101.1	108.5
Other non-current assets	17	46.3	76.6	87.9

Non-current assets		2,867.4	4,743.4	4,303.8

Total assets		3,865.7	6,394.9	5,462.1

Current liabilities
Payables	18	368.9	610.3	558.0
Interest-bearing liabilities(b)	19	162.7	269.2	302.1
Income tax liabilities		10.3	17.0	12.5
Provisions	21	79.4	131.3	102.2

Current liabilities		621.3	1,027.8	974.8

Non-current liabilities
Payables	19	21.7	35.9	42.3
Interest-bearing liabilities(b)	19	1,058.3	1,750.7	1,497.0
Deferred income tax liabilities	8	204.0	337.4	305.4
Provisions	21	64.0	105.9	87.4

Non-current liabilities		1,348.0	2,229.9	1,932.1

Total liabilities		1,969.3	3,257.7	2,906.9

Net assets		1,896.4	3,137.2	2,555.2

Equity
Contributed equity	22	1,381.5	2,285.4	1,827.6
Reserves	23	65.2	107.9	353.6
Retained profits		439.5	727.0	361.5

Equity attributable to members of Rinker Group Limited		1,886.2	3,120.3	2,542.7
Outside equity interests in controlled entities	24	10.2	16.9	12.5

Total equity		1,896.4	3,137.2	2,555.2

(a)
Cash held by CSR Limited as at March 31, 2003 and transferred on April 2, 2003 to settle Rinker Materials Corporation debt as part of the debt reorganisation on demerger.

(b)
Rinker group net debt (A$1,579.8 million) consists of A$1,750.7 million non-current debt, A$269.2 million current debt offset by cash of A$184.8 million and cash available from CSR Limited of A$255.3 million.

Notes to the combined financial statements are annexed.

Combined statement of cash flows

Year ended March 31

Rinker Group Limited and its controlled entities

	Note	2003 US$	2003 A$	2002 A$	2001 A$
		(million)
Cash flows from operating activities
Receipts from customers		3,243.0	5,364.8	5,159.8	4,657.0
Payments to suppliers and employees		(2,608.2)	(4,314.6)	(4,168.8)	(3,837.2)
Dividends and distributions from associate entities		20.6	34.1	22.9	20.3
Interest received		0.7	1.2	1.4	3.8
Income taxes paid		(104.5)	(172.8)	(146.9)	(125.9)

Net cash from operating activities		551.6	912.7	868.4	718.0

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets		(141.2)	(233.5)	(323.5)	(318.3)
Proceeds from sale of property, plant and equipment and other non-current assets		46.9	77.6	45.3	64.1
Purchase of businesses net of cash acquired	34	(587.5)	(971.8)	(157.3)	(1,090.2)
Return of capital from associate entities		—	—	—	5.6
Proceeds from sale of interests in businesses	34	27.5	45.5	32.6	23.0
Loans and receivables advanced		(2.4)	(3.9)	(1.1)	(1.8)
Loans and receivables repaid		1.5	2.5	9.9	4.4

Net cash used in investing activities		(655.2)	(1,083.6)	(394.1)	(1,313.2)

Cash flows from financing activities
Proceeds from issue of shares to outside equity interests		—	—	—	2.6
Net proceeds from (repayment of) borrowings		255.2	422.2	(389.9)	709.5
Dividends paid to outside equity interests		—	—	(1.1)	—
Interest and other finance costs paid		(54.2)	(89.6)	(111.8)	(135.2)

Net cash from (used in) financing activities		201.0	332.6	(502.8)	576.9

Net increase (decrease) in cash held		97.4	161.7	(28.5)	(18.3)
Cash at the beginning of the financial year		16.9	28.0	58.4	65.1
Effect of exchange rate changes		(2.6)	(4.9)	(1.9)	11.6

Net cash at the end of the financial year	9	111.7	184.8	28.0	58.4

Reconciliation of net profit attributable to members of Rinker Group Limited to net cash from operating activities
Operating profit after tax attributable to members of Rinker Group Limited		230.7	381.6	329.3	224.6
Depreciation and amortisation	6	224.9	372.0	353.8	303.9
Transfer (from) to provisions		(0.2)	(0.3)	0.9	1.9
Interest expense		52.7	87.1	111.3	129.0
Other (profit) loss from ordinary activities	2	(22.4)	(37.0)	(16.3)	34.5
Outside equity interests' share of profit (loss)		2.5	4.1	1.2	(3.8)
Decrease in trade receivables and other current assets		1.0	1.7	11.6	65.0
Decrease (increase) in current inventories		2.9	4.9	14.9	(9.3)
Increase (decrease) in trade payables		13.6	22.6	(14.7)	(24.3)
Net change in tax balances		18.1	30.0	44.6	(3.5)
Other		27.8	46.0	31.8	(0.0)

Net cash from operating activities		551.6	912.7	868.4	718.0

Credit facilities are shown in note 20.
The combined statement of cash flows is prepared in accordance with Australian GAAP and therefore results in compliance with International Accounting Standard IAS7 Cash Flow Statements.

Notes to the combined financial statements are annexed.

Combined statement of changes in shareholders' equity

Year ended March 31

Rinker Group Limited and its controlled entities

	2003 US$	2003 A$	2002 A$	2001 A$
	(million)
Issued and paid-up capital(a)
Opening balance	1,104.8	1,827.6	1,864.7	1,725.7
Deemed equity contribution/distribution	276.7	457.8	(37.1)	139.0

Closing balance	1,381.5	2,285.4	1,827.6	1,864.7
Retained profits
Balance at the beginning of the financial year	218.5	361.5	32.6	10.2
Aggregate of amounts transferred to reserves	—	—	(0.4)	—
Net profit attributable to members of Rinker Group Limited	230.7	381.6	329.3	224.6

Total available for appropriation	449.2	743.1	361.5	234.8
Dividends provided for or paid	(9.7)	(16.1)	—	(202.2)

Retained profits at the end of the financial year	439.5	727.0	361.5	32.6

Foreign currency translation reserve
Balance at the beginning of the financial year	213.8	353.6	480.5	161.7
Exchange differences relating to overseas net assets
—net loss on translation	(148.6)	(245.7)	(127.3)	318.9
Reserve of controlled entities disposed	—	—	0.4	(0.1)

Balance at the end of the financial year	65.2	107.9	353.6	480.5

Total shareholders' equity attributable to members of Rinker Group Limited	1,886.2	3,120.3	2,542.7	2,377.8

(a)
Changes in equity are deemed changes arising from changes in capital contributed by the parent entity by way of either direct equity or interest free loans. The major transactions included were as follows.

	2003 A$	2002 A$	2001 A$
Deemed equity contribution/distribution transactions
Cash committed from CSR Limited as part of debt reorganisation on demerger	255.3	—	—
Cash balance allocated from CSR Limited as part of demerger	60.2	—	—
Fair value adjustment to asset acquired from CSR Limited prior to the demerger	88.0	—	—
Deemed reinvestment of dividend	16.1	—	202.2
Associate entities distributions remitted to CSR Limited	(17.7)	(24.6)	(27.5)
Other transactions	55.9	(12.5)	(35.7)

Total	457.8	(37.1)	139.0

Notes to the combined financial statements are annexed.

Significant accounting policies

Rinker Group Limited and its controlled entities

Background

        On November 19, 2002, CSR Limited announced its intention to demerge its heavy building materials business (primarily aggregate, cement, concrete products and asphalt) to create an independent publicly traded company. The company, Rinker Group Limited (formerly CSR Investments Overseas Limited) was effectively separated from CSR Limited on March 28, 2003 following approval by the Federal Court of Australia, after shareholders voted in favour of the demerger on March 25, 2003.

        Prior to effecting the demerger, through a series of transactions internal to the CSR Limited Group, Rinker Group Limited acquired CSR Limited's interests in CSR's heavy building materials businesses (Readymix) and disposed of its other building products businesses, New Zealand Sugar Company Limited and C.Czarnikow Limited to CSR Limited. Under Australian GAAP, all of these acquisitions were accounted for at net fair value. Under US GAAP, the internal transactions were accounted for as transactions among entities under common control. In preparing the accompanying combined financial statements, the Readymix business has been included for each of the financial years presented, and the other building products businesses, New Zealand Sugar Company Limited and C. Czarnikow Limited have been excluded. To consummate the demerger, CSR Limited effected a capital reduction and distribution to its shareholders in an amount equivalent to the value of Rinker Group Limited after the internal transfers were completed. The entitlement of CSR Limited's shareholders to the capital reduction and distribution was ultimately satisfied in the demerger through the distribution to CSR Limited's shareholders of shares in Rinker Group Limited on a one-for-one basis.

Basis of accounting

        The accompanying combined financial statements have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements. These standards and reporting requirements form part of generally accepted accounting principles in Australia (Australian GAAP). A reconciliation of the major differences between these principles and those applicable under United States of America (US GAAP) is included as Note 38.

        The financial report is prepared in accordance with the historical cost convention, except for certain assets which are at deemed cost. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous years.

        The combined financial statements have been prepared on a carve-out basis and include the statements of financial position, financial performance, cash flows and changes in equity of Rinker Material's United States businesses and of the Readymix businesses that were transferred to the Rinker group from the CSR group prior to the demerger. These financial statements have been prepared from historical accounting records of the CSR group and present all of the operations of the businesses as if the Rinker group had been a separate economic entity inclusive of all of these businesses during the periods presented.

        The combined statement of financial performance includes general corporate overhead expenses related to corporate headquarters and common support divisions of CSR Limited which have been estimated based on amounts previously incurred by CSR Limited, less those amounts considered specific to the remaining businesses of CSR Limited. Management believes this allocation basis is a reasonable reflection of the utilisation of services by Rinker Group Limited. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by Rinker Group Limited if Rinker Group Limited had performed these functions or received services as a stand-alone entity. Following the demerger, Rinker Group Limited will perform these functions using its own resources or purchased services and is responsible for the costs and expenses associated with the management of a public company.

        Rinker Materials Corporation, a controlled entity of Rinker Group Limited, held external debt. In addition, other financing was obtained through CSR Limited or CSR Finance Limited, a 100% owned subsidiary of CSR Limited. Other businesses, previously owned by CSR Limited and now owned by Rinker Group Limited were funded through equity contributions. The statement of financial position, therefore, includes all of the external debt and interest bearing intercompany debt, and the statement of financial performance includes the associated interest expense. The statement of financial performance does not include any interest expense on non-interest bearing intercompany debt.

        Changes to equity in the periods presented arise from net income or loss, other comprehensive income and other deemed contributions/distributions with CSR Limited.

Principles of combination

        The combined financial report is prepared for the economic entity, being Rinker Group Limited (parent entity) and the entities it controls following the transfer of certain businesses and entities between Rinker Group Limited and CSR Limited (collectively the "Rinker group"). In these combined financial statements:

  •
  except for the demerger related transfers, results of each controlled entity are included from the date Rinker Group Limited obtains control and until such time as it ceases to control the entity; and

  •
  all inter-entity balances and transactions are eliminated.

        Entities controlled by Rinker Group Limited are under no obligation to accept responsibility for liabilities of other common controlled entities except where such an obligation has been specifically undertaken.

Recoverable amount of non-current assets

        Non-current assets are reviewed annually to ensure the carrying values are not in excess of recoverable amounts. Recoverable amounts are determined as the present value of the net cash inflows from the continued use and subsequent disposal of the non-current asset.

Intangibles

        Goodwill arising from the purchase of controlled entities or businesses is amortised over the period which the benefits are expected to arise to a maximum of twenty years. Patents, trademarks and other intellectual property acquired are valued at the lower of cost and recoverable amount and are amortised over the period in which the benefits are expected to arise varying from five to forty years.

Statement of cash flows

        Cash is defined as cash at banks and on hand and cash equivalents net of bank overdrafts. Cash equivalents include highly liquid investments which are readily convertible to cash.

Capitalisation of interest

        The Rinker group capitalises interest expense during the new construction or upgrade of qualifying assets. Following commissioning, the total capitalised cost including interest is amortised over the expected useful life of the project. Interest expense capitalised is shown in Note 5.

Acquisition of assets

        Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition. In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation (including amortisation and depletion)

        Depreciable assets other than quarry and other raw material reserves are depreciated at rates based upon their expected economic life, using the straight-line method. Quarry and other raw material reserves are depleted after taking into account the life of the quarry and its estimated residual value. Depletion is determined by production for the year as a proportion of recoverable (proven and probable) reserves. The economic lives of property, plant and equipment assets are detailed in Note 14.

Inventories

        Inventories including work in progress and land held for resale are valued at the lower of cost and net realisable value. Costs included in inventories consist of materials, labour, and manufacturing overheads which are related to the purchase and production of inventories.

        The value of inventory is derived by the method most appropriate to each particular class of inventory. The major portion is valued on either a first-in-first-out or average cost basis.

Software and system development

        The cost of developing new systems, including purchased software, is deferred and subsequently amortised over a period of five to seven years, being the period over which the benefits are expected to arise. Costs associated with software developed or purchased for internal use are capitalised when both a project stage is completed and management of the Rinker group has authorised whatever funding is required so that the entire project is probable of completion for the function intended.

        Capitalised internal-use software costs include only:

          1)    External direct costs of materials and services consumed in developing or obtaining the software,

          2)    Payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and

          3)    Interest costs incurred, when material, while developing the software.

        Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Restoration and environmental rehabilitation

        Provision is made for the restoration of areas from which natural resources are extracted. The restoration cost is provided over the period in which the recoverable mineral reserves are expected to be extracted. Estimates are based on current technology. Changes in estimates are dealt with on a prospective basis.

        Provision is also made for the expected cost of environmental rehabilitation of commercial sites which require remediation of existing conditions resulting from present and past operations. The liability is immediately recognised when the environmental exposure is identified and the rehabilitation costs can be reliably estimated.

Contribution to superannuation funds

        The Rinker group participates in several superannuation funds which provide benefits upon the disability, retirement, resignation or death of employees. Contributions to these funds are expensed as incurred. Additional details on superannuation funds are provided in Note 32.

Research and development

        All expenditure on research and development is expensed in the year in which it is incurred except where future benefits can be assured beyond reasonable doubt. Projects are continually under review.

Translation to US dollars

        The financial statements are stated in Australian dollars. For display purposes only the Australian dollar amounts have been converted into US dollars at the rate of US$0.6045 to A$1, the Federal Reserve Bank of New York noon buying rate at March 31, 2003. Such display only conversions at the single rate should not be taken as an indication of the value of the underlying transactions (these underlying transactions are converted at rates that are applicable to the month in which the transaction occurred).

Tax effect accounting

        The liability method of tax effect accounting is applied in the calculation of provisions for current and future tax.

        Tax expense for the year is based on pre-tax accounting profit adjusted for items which, as a result of treatment under income tax legislation, create permanent differences between pre-tax accounting profit and taxable income.

        To arrive at tax payable, adjustments to income tax are made for items which have been included in periods for accounting purposes which differ from those specified by income tax legislation. The extent to which these timing differences give rise to income tax becoming payable earlier or later than is indicated by accounting treatment, is recorded in the statement of financial position as a deferred income tax asset or a deferred income tax liability.

        Deferred income tax assets arising from timing differences are not carried forward as an asset unless realisation is assured beyond reasonable doubt, whereas deferred income tax assets arising from tax losses are not carried forward as an asset unless the losses can be regarded as being virtually certain of realisation.

        No provision for withholding tax has been made on undistributed earnings of overseas controlled entities where there is no intention to distribute those earnings.

        The Rinker group's income taxes are calculated on a separate tax return basis. However, CSR Limited was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Rinker group would have followed or will follow on a stand-alone basis.

Capital gains tax

        No liability has been provided in the financial statements in respect of possible future capital gains tax that may arise on the disposal of assets, as no decision has been made to sell any of these assets. Such liability is provided at the time of disposal of assets. Where assets were revalued, no provision for potential capital gains tax has been made.

Use of estimates

        The preparation of the financial statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the statement of financial position dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Accounts payable

        Trade creditors and other accounts payable are recognised when the economic entity becomes obliged to make future payments resulting from the purchase of goods and services.

Revenue recognition

        Trading revenue is measured at the fair value of the consideration received, and is recognised when each of the following conditions are met:

            (i)  Persuasive evidence of an arrangement exists, which is usually in the form of a contractual arrangement.

           (ii)  Title in the product has transferred to the buyer.

          (iii)  The seller's price to the buyer is fixed or determinable.

          (iv)  Collectibility is reasonably assured.

Interest-bearing liabilities

        Bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

Derivative and hedging activities

        The combined entity uses derivative financial instruments ("derivatives") to hedge exposures to interest rate risk. In order to be designated as a hedge, at inception and during the term of the hedging instrument, it must be expected that the hedge will be effective in reducing exposure to the risks being hedged. The hedge items include recognised assets and liabilities and anticipated transactions that are probable of occurring.

Interest rate

        Interest rate swaps and options are used to vary the consolidated entity's mix of fixed and variable rate borrowings. These derivatives are accounted for on an accrual basis consistent with the accounting treatment of the underlying borrowings. Both payments and receipts under the swaps are included in interest expense. The related amount payable to, or receivable from counterparties, is included in other receivables or other payables. Option premiums are deferred and amortised over the term of the option.

Rounding

        Unless otherwise shown in the financial report, amounts have been rounded to the nearest tenth of a million dollars and are shown by A$ million.

        Rinker Group Limited is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 issued July 10, 1998 and is therefore permitted under this class order to round to the nearest tenth of a million dollars.

Associates and partnerships

        Investments in associates and partnerships have been accounted for under the equity method in the financial statements as the Rinker group has significant influence over the investees.

Deferred costs

        Deferred costs are capitalised to the extent that they provide future economic benefits. They are amortised over the period those benefits are expected to occur and their carrying value is reviewed annually as part of the business recoverable amounts test.

Significant items

        Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity, and as such are disclosed separately.

Foreign currency

        All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at the reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in net profit or loss in the period in which they arise except if designated as hedges. In accordance with Rule 3-20(d) of Regulation S-X, assets and liabilities of foreign subsidiaries, whose functional currency is the local currency, are translated at year-end exchange rates. Income and expense items are translated at the weighted average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such foreign subsidiaries is reflected, net of tax, as a separate component of shareholders equity. The exchange rate used is the Australian 9:55 a.m. hedge settlement rate at the end of each month.

Employee entitlements

        Provison is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being reliably measured.

Uninsured losses and future claims

        Provisions for uninsured losses and future claims includes retained losses within insurance policies for workers compensation, general liability, automobile liability and employee medical plan claims. The provisions are based on actuarial calculations and include amounts for claims incurred but not reported as well as increases in claims that have been reported.

Australian Accounting Standard AASB 1044

        The directors have elected, under section 334(5) of the Corporations Act 2001, to apply AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" ("AASB 1044") for Rinker Group Limited's financial year commencing April 1, 2002, even though the standard is not required to be adopted until annual reporting periods beginning on or after July 1, 2002. The adoption of this accounting standard did not impact reported opening retained profits or other balances reported for the prior financial year.

Accounting standards not yet effective

        Revised Australian Accounting Standard AASB 1020 "Income Taxes" is applicable to financial years beginning on or after January 1, 2005 (year ending March 31, 2006 for Rinker Group Limited) and has the following key implications:

  •
  For assets that have previously been revalued upwards, the Rinker group will recognise the equivalent deferred tax liability. When these assets are subsequently depreciated, the additional depreciation will then be tax effected and will result in an increased profit after tax compared to the existing standard.

  •
  For acquisitions, the seller's assets and liabilities have initially been recorded by the Rinker group at fair value (which may be above their tax bases). Under the new standard, the Rinker group will have to record a deferred tax liability for this increased value. This will cause differences in deferred tax balances and goodwill recorded in accounting for the Rinker group recent and past acquisitions. When the net fair values are greater than the tax bases, a deferred tax liability will be recorded causing goodwill to be increased.

        A project is being undertaken by the Rinker group to consider both the ongoing impact to the Rinker group and the impact on initial adoption. The transitional provisions require all previous acquisitions to be revisited where practicable.

Notes to the combined financial statements

Rinker Group Limited and its controlled entities

1      Segment information

	2003 US$	2003 A$	2002 A$	2001 A$
	(million)
Business and geographic segments
Profit from ordinary activities
—United States—Rinker Materials Corporation
—Aggregates	112.1	185.4	175.0	127.5
—Cement	92.8	153.5	150.1	129.6
—Concrete, concrete block, asphalt	91.5	151.3	123.7	92.7
—Concrete pipe and products	65.0	107.6	153.8	124.1
—Other	(3.5)	(5.8)	(4.1)	22.6

—Total United States—Rinker Materials Corporation	357.9	592.0	598.5	496.5
—Readymix—Australia and China	72.2	119.5	60.6	13.4

Segment total	430.1	711.5	659.1	509.9
—Corporate	(8.1)	(13.4)	(13.4)	(13.4)

	422.0	698.1	645.7	496.5
Finance(a)	(63.0)	(104.3)	(123.7)	(132.4)

Profit from ordinary activities before income tax	359.0	593.8	522.0	364.1

Income tax
—United States—Rinker Materials Corporation
—Aggregates	40.7	67.4	63.5	45.2
—Cement	39.2	64.8	63.2	53.2
—Concrete, concrete block, asphalt	36.1	59.7	47.4	36.4
—Concrete pipe and products	25.6	42.3	59.3	48.8
—Other	(0.7)	(1.0)	(0.6)	11.4

—Total United States—Rinker Materials Corporation	140.9	233.2	232.8	195.0
—Readymix—Australia and China	15.4	25.4	8.9	10.5

Segment total	156.3	258.6	241.7	205.5
—Corporate	(2.4)	(4.0)	(4.0)	(4.0)

	153.9	254.6	237.7	201.5
Finance	(28.1)	(46.5)	(46.2)	(58.2)

Income tax	125.8	208.1	191.5	143.3

Outside equity interest
—United States—Rinker Materials Corporation
—Aggregates	—	—	—	—
—Cement	—	—	—	—
—Concrete, concrete block, asphalt	0.2	0.3	—	—
—Concrete pipe and products	—	—	—	—
—Other	1.2	2.0	0.7	(0.1)

—Total United States—Rinker Materials Corporation	1.4	2.3	0.7	(0.1)
—Readymix—Australia and China	1.3	2.1	1.1	(3.7)

Segment total	2.7	4.4	1.8	(3.8)
—Corporate	—	—	—	—

	2.7	4.4	1.8	(3.8)
Finance	(0.2)	(0.3)	(0.6)	—

Outside equity interest	2.5	4.1	1.2	(3.8)

(a)
Refer to Note 5 for details of finance expense.

	2003 US$	2003 A$	2002 A$	2001 A$
	(million)
Net Profit
—United States—Rinker Materials Corporation
—Aggregates	71.3	118.0	111.5	82.3
—Cement	53.6	88.7	86.9	76.4
—Concrete, concrete block, asphalt	55.2	91.3	76.3	56.3
—Concrete pipe and products	39.5	65.3	94.5	75.3
—Other	(4.1)	(6.8)	(4.2)	11.3

—Total United States—Rinker Materials Corporation	215.5	356.5	365.0	301.6
—Readymix—Australia and China	55.6	92.0	50.6	6.6

Segment total	271.1	448.5	415.6	308.2
—Corporate	(5.6)	(9.4)	(9.4)	(9.4)

	265.5	439.1	406.2	298.8
Finance	(34.8)	(57.5)	(76.9)	(74.2)

Net profit attributable to members of Rinker Group Limited	230.7	381.6	329.3	224.6

Significant items before income tax
—United States—Rinker Materials Corporation
—Aggregates	—	—	—	—
—Cement	—	—	—	—
—Concrete, concrete block, asphalt	—	—	—	—
—Concrete pipe and products	—	—	—	—
—Other	—	—	—	(19.1)

—Total United States—Rinker Materials Corporation	—	—	—	(19.1)
—Readymix—Australia and China	—	—	—	(34.3)

Segment total	—	—	—	(53.4)
—Corporate	—	—	—	—

	—	—	—	(53.4)
Income tax	—	—	—	5.5
Outside equity interests	—	—	—	3.1

Significant items after income tax and outside equity interests	—	—	—	(44.8)

Trading revenue(b)
—United States—Rinker Materials Corporation
—Aggregates	670.1	1,108.6	957.0	737.4
—Cement	350.1	579.2	610.4	523.6
—Concrete, concrete block, asphalt	1,077.7	1,782.8	1,506.7	1,280.4
—Concrete pipe and products	469.8	777.2	947.4	747.7
—Other	425.3	703.5	786.5	858.5
—Eliminations and unallocated	(443.4)	(733.7)	(692.5)	(558.1)

—Total United States—Rinker Materials Corporation	2,549.6	4,217.6	4,115.5	3,589.5
—Readymix—Australia	577.9	956.0	874.1	886.2
—Readymix—China	35.1	58.1	51.4	36.3

Total trading revenue	3,162.6	5,231.7	5,041.0	4,512.0

(b)
Trading revenue is allocated to the geographic area on the basis of where the sale originated.

	2003 US$	2003 A$	2002 A$	2001 A$
	(million)
External revenue(c)
—United States—Rinker Materials Corporation
—Aggregates	418.6	692.5	614.1	452.9
—Cement	162.6	269.0	300.9	260.5
—Concrete, concrete block, asphalt	1,083.6	1,792.6	1,519.0	1,297.2
—Concrete pipe and products	490.1	810.8	953.1	781.4
—Other	451.2	746.2	794.6	876.2

—Total United States—Rinker Materials Corporation	2,606.1	4,311.1	4,181.7	3,668.2
—Readymix—Australia and China	635.0	1,050.5	943.8	927.4

Segment total	3,241.1	5,361.6	5,125.5	4,595.6
—Interest revenue	0.4	0.6	1.4	3.8

Total external revenue	3,241.5	5,362.2	5,126.9	4,599.4

Internal revenue
—United States—Rinker Materials Corporation
—Aggregates(d)	258.7	428.0	388.1	303.8
—Cement(d)	188.8	312.4	316.8	266.9
—Concrete, concrete block, asphalt	—	—	—	—
—Concrete pipe and products	—	—	—	—
—Other	—	—	—	—
—Eliminations	(447.5)	(740.4)	(704.9)	(570.7)

—Total United States—Rinker Materials Corporation	—	—	—	—
—Readymix—Australia and China	—	—	——

Total internal revenue	—	—	—	—

Total revenue(e)
—United States—Rinker Materials Corporation
—Aggregates	677.3	1,120.5	1,002.2	756.7
—Cement	351.5	581.4	617.7	527.4
—Concrete, concrete block, asphalt	1,083.6	1,792.6	1,519.0	1,297.2
—Concrete pipe and products	490.1	810.8	953.1	781.4
—Other	451.1	746.2	794.6	876.2
—Eliminations	(447.5)	(740.4)	(704.9)	(570.7)

—Total United States—Rinker Materials Corporation	2,606.1	4,311.1	4,181.7	3,668.2
—Readymix—Australia and China	635.0	1,050.5	943.8	927.4

Segment total	3,241.1	5,361.6	5,125.5	4,595.6
—Interest revenue	0.4	0.6	1.4	3.8

Total revenue	3,241.5	5,362.2	5,126.9	4,599.4

(c)
Total external revenue means revenue recognised in segment profit from ordinary activities before income tax resulting from the activities of the segment, excluding revenue generated from sales to other segments within the group.

(d)
Internal revenue means revenue generated from sales between segments, with prices based upon the actual prices charged to the segment's largest external customers in each market.

(e)
Total revenue includes trading and other revenue from ordinary activities as well as interest and dividend income.

	2003 US$	2003 A$	2002 A$	2001 A$
	(millions)
Total assets(f)
—United States—Rinker Materials Corporation
—Aggregates	917.6	1,517.9	1,321.5	1,394.6
—Cement	425.4	703.7	792.5	871.8
—Concrete, concrete block, asphalt	805.3	1,332.1	787.7	783.1
—Concrete pipe and products	452.1	747.9	914.3	939.6
—Other	280.7	464.5	572.8	685.1
—Eliminations	(30.2)	(50.0)	(37.8)	(40.7)

—Total United States—Rinker Materials Corporation	2,850.9	4,716.1	4,351.0	4,633.5
—Readymix—Australia and China	651.3	1,077.4	974.6	981.7

Segment total	3,502.2	5,793.5	5,325.6	5,615.2
—Corporate	190.7	315.5	—	—

	3,692.9	6,109.0	5,325.6	5,615.2
Cash	111.7	184.8	28.0	59.0
Tax assets(g)	61.1	101.1	108.5	122.8

Total assets	3,865.7	6,394.9	5,462.1	5,797.0

Total liabilities
—United States—Rinker Materials Corporation
—Aggregates	85.6	141.6	85.7	115.4
—Cement	28.6	47.3	37.1	29.9
—Concrete, concrete block, asphalt	168.5	278.8	137.3	174.1
—Concrete pipe and products	48.7	80.6	78.6	119.0
—Other	107.9	178.5	295.9	217.7
—Eliminations	(30.2)	(50.0)	(37.9)	(40.8)

—Total United States—Rinker Materials Corporation	409.1	676.8	596.7	615.3
—Readymix—Australia and China	118.0	195.2	193.2	200.5

Segment total	527.1	872.0	789.9	815.8
—Corporate	6.9	11.4	—	—

	534.0	883.4	789.9	815.8
Interest bearing liabilities	1,221.0	2,019.9	1,799.1	2,275.4
Tax liabilities(g)	214.3	354.4	317.9	323.5

Total liabilities	1,969.3	3,257.7	2,906.9	3,414.7

Depreciation and amortisation
—United States—Rinker Materials Corporation
—Aggregates	63.2	104.6	95.2	75.9
—Cement	22.1	36.6	39.2	30.9
—Concrete, concrete block, asphalt	45.2	74.7	55.2	46.8
—Concrete pipe and products	34.6	57.3	58.6	45.4
—Other	27.3	45.1	51.4	47.6

—Total United States—Rinker Materials Corporation	192.4	318.3	299.6	246.6
—Readymix—Australia and China	32.5	53.7	54.2	57.3

Total depreciation and amortisation	224.9	372.0	353.8	303.9

(f)
Segment assets represent those assets that are employed by the segment in its operating activities, excluding finance and tax assets.

(g)
Tax assets and liabilities are based on legal entity structure and are therefore not allocated to business segments. Tax expense is allocated to business segments.

	2003 US$	2003 A$	2002 A$	2001 A$
Capital expenditure (accrued basis)
—United States—Rinker Materials Corporation
—Aggregates	272.9	451.4	187.0	673.7
—Cement	7.0	11.5	9.6	397.9
—Concrete, concrete block, asphalt	409.0	676.6	95.7	95.7
—Concrete pipe and products	21.0	34.7	125.6	357.6
—Other	7.6	12.8	15.3	12.4

—Total United States—Rinker Materials Corporation	717.5	1,187.0	433.2	1,537.3
—Readymix—Australia and China	40.1	66.3	43.1	44.9

Total capital expenditure	757.6	1,253.3	476.3	1,582.2

Associate entities' and partnership income
—United States—Rinker Materials Corporation
—Aggregates	(0.2)	(0.4)	—	—
—Cement	—	—	—	—
—Concrete, concrete block, asphalt	—	—	—	—
—Concrete pipe and products	—	—	—	0.9
—Other	—	—	—	—
—Eliminations	—	—	—	—

—Total United States—Rinker Materials Corporation	(0.2)	(0.4)	—	0.9
—Readymix—Australia and China	14.9	24.7	23.2	25.3

Total associate entities' and partnership income	14.7	24.3	23.2	26.2

Investments in associate entities and partnerships
—United States—Rinker Materials Corporation
—Aggregates	4.8	7.9	—	—
—Cement	—	—	—	—
—Concrete, concrete block, asphalt	—	—	—	—
—Concrete pipe and products	—	—	—	11.8
—Other	—	—	—	—
—Eliminations	—	—	—	—

—Total United States—Rinker Materials Corporation	4.8	7.9	—	11.8
—Readymix—Australia and China	152.7	252.6	178.5	180.0

Total investments in associate entities and partnerships	157.5	260.5	178.5	191.8

Long-lived assets (property, plant and equipment)
—Australia	297.3	491.8	494.0	500.4
—United States	1,308.0	2,163.8	2,217.3	2,307.6
—Asia	6.8	11.2	22.6	26.2

Long-lived assets (property, plant and equipment)	1,612.1	2,666.8	2,733.9	2,834.2

Products and services of industry segments

        Business segments are reported along geographic lines (Rinker Materials in the United States; and Readymix in Australia and China) and within the United States, along product lines. These segments are the same as those used for internal management as the basis for making decisions regarding the allocation of resources.

Rinker Materials Corporation

  Aggregates
  Cement
  Concrete, concrete block and asphalt
  Concrete pipe and products
  Other:      gypsum supply, pre-stressed concrete, polyethylene pipe, Rinker Materials corporate costs

Readymix

  pre-mixed concrete, asphalt and other quarry products, cement, concrete pipe and other reinforced concrete products.

2      Other revenue and expenses from ordinary activities

	Note	2003 US$	2003 A$	2002 A$	2001 A$
		(million)
Revenue
Disposal of property, plant and equipment and other assets		74.3	122.9	78.3	80.4
Other		4.1	6.8	5.9	2.6

Total other revenue from ordinary activities		78.4	129.7	84.2	83.0

Expenses
Significant items	3	—	—	—	(53.4)
Disposal of property, plant and equipment and other assets		(54.2)	(89.7)	(67.9)	(59.2)
Other restructure and rationalisation costs		(0.3)	(0.5)	—	—
Other		(1.5)	(2.5)	—	(4.9)

Total other expenses from ordinary activities		(56.0)	(92.7)	(67.9)	(117.5)

3      Significant items

	Note	2003 US$	2003 A$	2002 A$	2001 A$
		(million)
Asset writedowns and rationalisation costs
Writedown of property, plant and equipment		—	—	—	(35.2)
Writedown of other assets		—	—	—	(11.9)
Rationalisation costs		—	—	—	(6.3)

Significant Expenses		—	—	—	(53.4)
Income tax benefit		—	—	—	5.5
Outside equity interest		—	—	—	3.1

		—	—	—	(44.8)

4      Interest income

	Note	2003 US$	2003 A$	2002 A$	2001 A$
		(million)
Short-term interest income		0.4	0.6	1.3	3.8
Long-term interest income		—	—	0.1	—

Total interest income		0.4	0.6	1.4	3.8

5      Net finance expense

	Note	2003 US$	2003 A$	2002 A$	2001 A$
		(million)
Interest paid or payable on
—short-term debt		4.9	8.1	12.6	3.3
—long-term debt		47.5	78.6	99.9	126.5
Finance leases		0.3	0.4	0.6	0.7

Total interest		52.7	87.1	113.1	130.5

less amounts capitalised		—	—	1.8	1.5
Add
—funding costs		10.7	17.7	13.6	7.9
—foreign exchange loss (gain)		—	0.1	0.2	(0.7)

Borrowing costs		63.4	104.9	125.1	136.2
less interest income	4	0.4	0.6	1.4	3.8

Net finance expense		63.0	104.3	123.7	132.4

6      Depreciation and amortisation

	Note	2003 US$	2003 A$	2002 A$	2001 A$
		(million)
Amounts incurred for depreciation, amortisation and depletion of
—deferred costs		12.2	20.1	21.7	15.8
—goodwill		50.2	83.0	70.4	56.4
—property, plant and equipment		157.0	259.7	251.2	223.5
—other intangibles		5.5	9.2	10.5	8.2

Total depreciation and amortisation		224.9	372.0	353.8	303.9

7      Dividends and franking credits

        The final dividend in respect of ordinary shares for the year ended March 31, 2003 has not been recognised in this financial report because the final dividend was declared subsequent to March 31, 2003. On the basis that directors will continue to publicly recommend dividends in respect of ordinary shares subsequent to reporting date, in future financial reports the amount disclosed as "recognised" will be the final dividend in respect of the prior financial year, and the interim dividend in respect of the current financial year.

        On May 20, 2003 the Rinker Group Limited directors declared a final dividend of seven cents per share franked to 70 per cent at the Australian corporate tax rate of 30 per cent. This amount will be payable based on shares on issue at June 15, 2003 and is estimated to be A$66.1 million.

        In the year ended March 31, 2003 Rinker Group Limited paid a non-cash dividend of A$16.1 million to its then parent—CSR Limited (2002: A$nil, 2001: A$202.2 million).

        Adjusted franking account balance (tax paid basis) as at March 31, 2003 was A$nil (2002: A$nil). Due to the changes in Australian income tax legislation, from July 1, 2002 franking accounts are maintained on a "tax paid" rather than an "after tax distributable profits" basis. The comparative franking account balance as at March 31, 2002 has been restated on the "tax paid basis" so as to be comparable with the disclosure as at March 31, 2003.

8      Income tax

	2003 US$	2003 A$	2002 A$	2001 A$
	(million)
The components of income tax expense consist of the following
Current
—Australian	11.5	19.0	6.7	11.9
—US	95.6	158.1	134.5	118.1
—Other foreign	0.1	0.1	0.2	0.1

	107.2	177.2	141.4	130.1

Deferred
—Australian	(2.3)	(3.8)	(2.0)	(6.9)
—US	21.0	34.8	52.1	20.1
—Other foreign	(0.1)	(0.1)	—	—

	18.6	30.9	50.1	13.2

	125.8	208.1	191.5	143.3

The significant temporary differences are as follows
Future income tax benefit arising from
—Provisions(a)	48.8	80.8	68.0	70.7
—Tax losses(b) (including the valuation allowance shown below)	11.4	18.9	50.0	60.3
—Other(c)	2.3	3.7	—	—

Total deferred income tax assets	62.5	103.4	118.0	131.0
Valuation allowance not brought to account	(1.4)	(2.3)	(9.5)	(9.2)

Net deferred income tax assets	61.1	101.1	108.5	121.8

Deferred income tax liabilities
—Fixed asset depreciation(d)	170.8	282.5	265.4	286.4
—Spares and stores(e)	7.4	12.2	13.4	12.5
—Inventory and deferred stripping	—	—	2.2	2.3
—Prepayments	5.8	9.6	7.4	10.6
—Other(c)	20.0	33.1	17.0	(6.2)

Total deferred income tax liabilities	204.0	337.4	305.4	305.6

Income tax expense
Reconciliation of income tax expense charged to the statement of financial performance with income tax calculated on profit from ordinary activities before income tax
Profit from ordinary activities before income tax	359.0	593.8	522.0	364.1

Income tax expense calculated at 30% (34% in 2001)	107.7	178.1	156.6	123.8
Increase (decrease) in income tax expense due to
—Non-tax deductible depreciation and amortisation	9.3	15.4	16.0	17.3
—Non-tax deductible other expenditure	1.6	2.6	0.8	3.6
—Asset disposals and writedowns	(2.2)	(3.7)	(0.1)	(0.9)
—Asset writedowns	—	—	—	11.3
—Asian trading (profits) losses not recognised	(0.5)	(0.9)	(0.8)	2.7
—Non-assessable interest on deferred payments from sale of businesses	(3.8)	(6.3)	—	—
—Equity accounted associates' profit/rebate on dividends received	(5.1)	(8.4)	(6.4)	(8.5)
—Research and development concessions	(0.2)	(0.4)	(0.2)	(0.2)
—Income tax over-provided in previous years	(0.7)	(1.1)	(1.8)	(2.9)
—Overseas tax rate differential	25.3	41.8	35.3	3.5
—Tax depletion of mineral reserves	(3.7)	(6.1)	(8.2)	(6.3)
—Other items	(1.9)	(2.9)	0.3	(0.1)

Total income tax expense on profit from ordinary activities	125.8	208.1	191.5	143.3

Total income tax expense comprises
Additions to provision for current income tax liability	107.2	177.2	141.4	130.1
Additions to provision for deferred income tax liability	11.8	19.6	17.6	15.2
Deductions from (additions to) deferred income tax assets	6.8	11.3	32.5	(2.0)

	125.8	208.1	191.5	143.3

Analysis of total income tax expense
Income tax expense on operating profit	125.8	208.1	191.5	148.8
Income tax benefit on significant items	—	—	—	(5.5)

	125.8	208.1	191.5	143.3

Deferred income tax assets attributable to tax losses carried forward as an asset(f)	10.0	16.6	40.5	51.1

Deferred income tax assets not taken to account (valuation allowance)(g)
Balance at the beginning of the financial year	5.7	9.5	9.2	11.5
Assets now taken to account	(5.9)	(9.8)	—	(2.4)
Assets not recognised	1.8	3.0	0.3	1.3
Assets sold/demerged	(0.2)	(0.4)	—	—
Restatement from changes in income tax rates	—	—	—	(1.2)

Balance at the end of the financial year(h)	1.4	2.3	9.5	9.2

Tax losses
The tax losses carried forward expire as summarised below(i)
—US	expiration 2012 - 2020	3.1	5.1	26.6	33.7
—US	unlimited expiration(j)	6.8	11.3	13.7	16.7
—Australia	unlimited expiration	0.2	0.4	0.2	0.7
—Other	unlimited expiration	1.3	2.1	9.5	9.2

		11.4	18.9	50.0	60.3

Undistributed earnings
No provision for withholding tax has been made on undistributed earnings of overseas controlled entities where there is no intention to distribute those earnings. The aggregate amount of such undistributed earnings for which Australian income taxes have not been provided was A$772.2 million as of March 31, 2003. If taxes were to be provided on these earnings, the estimated total of such taxes at 15% (being the average dividend withholding tax rate) would be A$115.8 million. As from July 1, 2003 the withholding tax rate applicable to dividend payments from Rinker group companies in the US to Rinker group companies in Australia will become nil.
Valuation allowance
The net change in the valuation allowance for deferred income tax assets was a decrease of A$7.2 million in 2003, an increase of A$0.3 million in 2002 and a decrease of A$2.3 million in 2001. The current year decrease was due mainly to the utilisation of tax losses on closure of businesses in Asia. The valuation allowance relates primarily to income tax losses, with the allowance recorded due to the uncertainty of whether these losses may ultimately be realised.

(a)
Provision for tax deduction arising after expense is reported for accounting purposes.

(b)
Tax losses to be offset against future taxable income.

(c)
Other taxable and deductible temporary differences.

(d)
Tax depreciation in excess of accounting depreciation.

(e)
Spares and stores held in inventory, deductible for tax on purchase; expensed for accounting purposes on issue.

(f)
Net of the valuation allowance A$2.3 million (2002: A$9.5 million, 2001: A$9.2 million).

(g)
Includes capital gains tax losses A$0.2 million (2002: A$nil, 2001: A$nil).

(h)
These benefits will only be obtained if the Rinker group derives the necessary future assessable income and capital gains, and there are no adverse changes in tax legislation.

(i)
These balances are not net of the valuation allowance.

(j)
Represents Alternative Minimun Tax credits.

9      Cash

	Note	2003 US$	2003 A$	2002 A$
		(million)
Cash at banks and on hand		109.0	180.3	24.6
Short-term loans and deposits		2.7	4.5	3.4

Cash		111.7	184.8	28.0

10    Receivables

	Note	2003 US$	2003 A$	2002 A$
		(million)
Current
Trade receivables		419.5	693.9	650.4
Provision for doubtful debts(a)		(14.3)	(23.6)	(23.7)

		405.2	670.3	626.7
Loans to and receivables from associate entities		9.1	15.0	31.0
Divestment debtors		0.3	0.5	10.6
Cash amounts owing by CSR Limited(b)		36.4	60.2	—
Other receivables		24.1	39.9	24.4
Provision for doubtful debts		(0.2)	(0.3)	(0.3)

		69.7	115.3	65.7

Total current receivables		474.9	785.6	692.4

Bad debts written off
—trade receivables		8.5	14.0	9.3
Non-current
Loans to employees
—directors of controlled entities		0.1	0.2	0.2
—other staff		2.2	3.6	5.5

		2.3	3.8	5.7
Loans to associate entities		25.2	41.7	8.8
Other loans and receivables		4.9	8.1	1.3

Total non-current receivables		32.4	53.6	15.8

(a)
Provision for doubtful debts as detailed below.

Year ending March 31	Opening balance	Provided	Net charged	Foreign exchange	Acquisitions	Closing balance
	(A$ million)
2002	(29.6)	(4.6)	9.3	1.2	—	(23.7)
2003	(23.7)	(12.0)	14.0	2.9	(4.8)	(23.6)

    In 2002, the A$4.6 million provided was made up of A$6.6 million provided as operating expense offset by A$(2.0) million written back as other expenses from ordinary activities.

    In 2003, the A$12.0 million provided was made up of A$15.0 million provided as operating expense offset by A$3.0 million written back as other expenses from ordinary activities.

(b)
As part of the demerger A$60.2 million of the CSR group's cash balances were allocated to Rinker Group Limited. This amount was transferred on May 13, 2003.

11    Inventories

	Note	2003 US$	2003 A$	2002 A$
		(million)
Current(a)
Raw and process materials and stores		56.7	93.8	106.9
Work in progress		9.4	15.5	30.8
Finished goods		168.6	278.9	277.5

Total current inventories		234.7	388.2	415.2

Non-current
Raw and process materials and stores(a)		13.0	21.5	26.7
Land held for sale
—at cost		6.2	10.2	18.0
—at net realisable value		27.6	45.6	49.5

Total non-current inventories		46.8	77.3	94.2

(a)
Valued at the lower of cost and net realisable value.

12    Investments accounted for using the equity method

	2003 US$	2003 A$	2002 A$
	(million)
Shares in associate companies(a)(b)	143.9	238.0	155.5
Interests in partnerships(b)	13.6	22.5	23.0

Total investments accounted for using the equity method	157.5	260.5	178.5

(a)
Not quoted on stock exchanges.

(b)
Details of investments in associate entities are shown in note 33.

13    Other financial assets

	2003 US$	2003 A$	2002 A$
	(million)
Other financial assets at cost (not quoted on stock exchanges)	8.9	14.8	11.6

Total other financial assets	8.9	14.8	11.6

14    Property, plant and equipment(a)

	2003 US$	2003 A$	2002 A$
	(million)
Land and buildings
At cost	471.8	780.5	786.8
Accumulated depreciation	(27.0)	(44.7)	(28.9)

Total land and buildings(b)	444.8	735.8	757.9

Plant and equipment
At cost	1,672.0	2,765.8	3,267.7
Accumulated depreciation	(660.8)	(1,093.1)	(1,524.0)

Total plant and equipment	1,011.2	1,672.7	1,743.7

Quarry and other raw material reserves
At cost	164.4	272.0	266.4
Accumulated depletion	(8.3)	(13.7)	(34.1)

Total quarry and other raw material reserves	156.1	258.3	232.3

Total property, plant and equipment	1,612.1	2,666.8	2,733.9

(a)
The economic life over which assets are depreciated is: Buildings—1 to 40 years; Plant and equipment—1 to 50 years; Quarry and other raw material reserves—1 to 48 years. The weighted average life is: Buildings—19 years; Plant and equipment—12 years; Quarry and other raw material reserves—22 years.

(b)
All land and buildings owned by the combined entity except land held for sale, were valued as at December 31, 2000 other than those acquired since that date. All independent valuations brought to account in the financial statements were carried out by Jones Lang LaSalle Pty Ltd (Australia), with the exception of: United States and Asian properties which were carried out by American Appraisal Associates. The basis of the independent valuations was existing use, except for the sites that are considered to be surplus to the Rinker group's requirements where an open market value was used.

15    Movements in property, plant and equipment(a)

	Land and buildings	Plant and equipment	Quarry and other raw material reserves
	(A$ million)
Balance at the beginning of the financial year	757.9	1,743.7	232.3
acquired	103.6	374.5	65.1
disposed of	(23.3)	(43.9)	—
depreciation and amortisation	(26.5)	(214.6)	(11.4)
foreign currency translation	(75.9)	(187.0)	(27.7)

Balance at the end of the financial year	735.8	1,672.7	258.3

(a)
Rinker Group Limited held no property, plant and equipment.

16    Intangibles

	2003 US$	2003 A$	2002 A$
	(million)
Goodwill
At cost	1,087.1	1,798.5	1,323.5
Accumulated amortisation	(207.9)	(343.9)	(304.3)

Total goodwill	879.2	1,454.6	1,019.2

Other intangibles
At cost	42.0	69.4	88.0
Accumulated amortisation	(18.9)	(31.3)	(33.8)

Total other intangibles	23.1	38.1	54.2

Total intangibles	902.3	1,492.7	1,073.4

17    Other assets

	2003 US$	2003 A$	2002 A$
	(million)
Current
Prepayments	18.3	30.3	19.0
Deferred costs	4.4	7.3	3.7

Total other current assets	22.7	37.6	22.7

Non-current
Deferred costs(a)	38.9	64.4	71.8
Accumulated amortisation	(13.1)	(21.6)	(29.9)

	25.8	42.8	41.9

Software and system development	43.9	72.6	92.0
Accumulated amortisation	(23.9)	(39.5)	(46.0)
	20.0	33.1	46.0
Other	0.5	0.7	—

Total non-current other assets	46.3	76.6	87.9

(a)
Mainly deferred quarry costs. Amortised over the period benefited.

18    Current payables

	2003 US$	2003 A$	2002 A$
	(million)
Accounts payable
Trade payables	273.9	453.1	404.5
Other payables	95.0	157.2	153.5

Total current payables	368.9	610.3	558.0

19    Interest-bearing liabilities

	2003 US$	2003 A$	2002 A$
	(million)
Current
Current maturities of long-term borrowings
Secured
—bank loans(a)	0.2	0.4	1.2
—other facilities(a)	2.9	4.8	2.7
Unsecured
—bank loans	—	—	21.7
—bonds(b)	154.3	255.3	—
—owing to CSR Limited	—	—	264.9
—other facilities	1.1	1.7	1.8

	158.5	262.2	292.3

Unsecured bank overdraft	—	—	—
Short-term borrowings
Unsecured
—bank loans	4.2	7.0	9.8

	4.2	7.0	9.8

Total current interest-bearing liabilities	162.7	269.2	302.1

Non-current
Long-term borrowings
Secured
—bonds(a)	82.0	135.7	154.0
—bank loans(a)	—	—	0.4
—other facilities(a)	7.6	12.6	15.5
Unsecured
—bonds	452.6	748.7	842.0
—commercial paper	—	—	418.5
—bank lines	493.2	815.9	47.3
—owing to CSR Limited	13.6	22.5	—
—other facilities	9.3	15.3	19.3

Total non-current interest-bearing liabilities	1,058.3	1,750.7	1,497.0

Non-current payables	21.7	35.9	42.3

Total non-current interest-bearing liabilities and payables	1,080.0	1,786.6	1,539.3

(a)
Secured by a charge over property, plant and equipment. The net carrying value of the assets as at March 31, 2003 subject to charge is A$243.8 million.

(b)
As part of the demerger these bonds were extinguished on April 2, 2003.

20    Credit facilities and maturity profile

	2003 US$	2003 A$	2002 A$
	(million)
Current maturities of long-term borrowings are repayable in the following currencies
(Australian dollar equivalents are shown)
United States dollar debt	4.2	6.9	5.7
New Taiwanese dollar debt	—	—	21.7

	4.2	6.9	27.4

Category of aggregate short-term borrowings
(Australian dollar equivalents are shown)
United States dollar debt	154.3	255.3	264.9
Chinese yuan debt	4.2	7.0	9.8

	158.5	262.3	274.7

Total current interest bearing liabilities	162.7	269.2	302.1

		2003%	2002%
Weighted average interest rate of aggregate short-term borrowings
United States dollar debt		1.8	2.3
Chinese yuan debt		4.5	5.9
	2003 US$	2003 A$	2002 A$
	(million)
Non-current interest-bearing liabilities and payables are repayable in the following currencies
(Australian dollar equivalents are shown)
Australian dollars	16.2	26.8	0.5
United States dollars	1,063.8	1,759.8	1,538.8

	1,080.0	1,786.6	1,539.3

Total non-current interest-bearing liabilities and payables will mature as follows
—1 to 2 years	—	—	417.6
—2 to 3 years	251.7	416.3	5.0
—3 to 4 years	550.5	910.7	754.5
—4 to 5 years	—	—	207.1
—5 to 6 years	—	—	0.8
—6 to 7 years	—	—	0.4
—7 to 8 years	—	—	0.4
—8 to 9 years	—	—	0.5
—9 to 10 years	—	—	—
—more than 10 years	246.4	407.6	144.5

	1,048.6	1,734.6	1,530.8
Borrowings and payables without fixed maturity date	31.4	52.0	8.5

	1,080.0	1,786.6	1,539.3

Non-current interest-bearing liabilities and payables
Short-term maturities backed by long-term credit standby facilities(a)
US dollar debt
commercial paper
—(average rate 2002: 2.89%)	—	—	348.8
eurocommercial paper
—(average rate 2002: 3.54%)	—	—	69.7
bank lines
—(average rate 2002: 3.67%)	125.8	208.1	47.3
bonds
—maturity March 2004 (6.88%)(b)	53.9	89.2	—

	179.7	297.3	465.8

Long-term maturities of borrowings(c)
United States dollar debt
—US bonds
-maturity March 2004 (2002: 6.88%)(b)	—	—	369.0
-maturity July 2005 (6.88%, 2002: 6.88%)	247.8	409.9	473.0
-maturity July 2025 (7.70%, 2002: nil)	150.9	249.6	—
—Bank lines	367.4	607.8	—
—Promissory note (7.00%)	2.0	3.3	—
—Private placement (1.45%, 2002: 1.25%)	7.3	12.0	13.6
—Other bonds—maturity December 2014 (8.5%, 2002: 8.5%)	82.0	135.7	154.0
—Term payables	19.1	31.6	41.8
—Other items	7.6	12.6	21.6
Australian dollar debt
—Other	16.2	26.8	0.5

	900.3	1,489.3	1,073.5

Total non-current interest-bearing liabilities and payables	1,080.0	1,786.6	1,539.3

(a)
Details of long-term credit standby facilities are disclosed below.

(b)
Conditional offers to purchase these bonds were made to bondholders. Some of these offers were not taken up. The net cost of the offers taken up was A$3.4 million which was taken up by the CSR group as a demerger cost.

(c)
Certain US$ debt has a floating interest rate. (Refer to note 27 to the financial staements for details). Interest on this debt is based upon LIBOR plus a margin. The margins payable under the facilities are generally consistent with that which an A-/BBB+ rated entity would expect to obtain for facilities of this size and nature. In addition, Bank of America determines a market rate each week for the private placement through reference to offers of and bids for bonds of comparable creditworthiness and maturity to or by not fewer than five persons known to be active purchasers of such obligations, to be the minimum interest rate.

        Commercial paper.    Rinker Group Limited and its controlled entities (the Rinker group) has a commercial paper program based in the United States (and Europe in 2002). The program, which totals A$666 million (US$400 million) (2002: A$1,514 million (US$800 million)) is an evergreen facility. Drawings on the program are backed by the standby facilities referred to below. As at March 31, 2003 the Rinker group had US$nil drawn under the facility.

        Credit standby facilities.    The Rinker group has total committed credit standby facilities of A$ 1,795 million (US$1,078 million) (2002: A$1,230 million (US$650 million)) of which A$461 million (US$277 million) (2002: A$1,183 million (US$625 million)) was undrawn as at March 31, 2003. A$516 million (US$310 million) of the facilities were utilised for issuance of letters of credit as at March 31, 2003. These facilities have fixed maturity dates ranging between March 2004 and April 2006. Interest is payable by Rinker Materials on amounts drawn under these facilities at LIBOR plus a margin. The margins payable under the facilities are generally consistent with that which an A-/BBB+ rated entity would expect to obtain for facilities of this size and nature.

        Other.    At March 31, 2003 Rinker group entities had in place uncommitted working capital facilities of A$117 million (US$70 million). A $48 million (US$29 million) in letters of credit were issued against these working capital facilities at March 31, 2003.

21    Provisions

	March 31 2002	Recognised	Acquired	Settled	Disposals/ Transfers	Foreign Currency Translation	Remeasured and other	March 31 2003
	(A$ million)
Consolidated
Current
Employee entitlements	42.8	87.6	32.3	(98.7)	0.3	(6.6)	—	57.7
Fringe benefits tax	2.5	0.4	—	(2.4)		—	—	0.5
Restructure and rationalisation	10.4	(1.9)	—	(8.5)	0.1	(0.1)	—	—
Restoration and environmental rehabilitation	5.7	—	4.3	(3.0)	—	(0.9)	—	6.1
Uninsured losses and future claims	36.0	123.6	14.8	(118.8)	—	(6.2)	—	49.4
Other	4.8	2.1	12.5	(3.3)	3.0	(1.5)	—	17.6

Total current provisions	102.2	211.8	63.9	(234.7)	3.4	(15.3)	—	131.3

Non-current
Employee entitlements	21.4	(1.9)	—	—	1.6	(0.3)	—	20.8
Restructure and rationalisation	2.2	(2.1)	—	—	—	(0.1)	—	—
Restoration and environmental rehabilitation	20.0	5.0	—	—	—	(1.2)	—	23.8
Uninsured losses and future claims	43.8	22.0	—	—	—	(6.0)	—	59.8
Other	—	0.1	1.5	—	—	(0.1)	—	1.5

Total non-current provisions	87.4	23.1	1.5	—	1.6	(7.7)	—	105.9

	March 31 2001	Recognised	Acquired	Settled	Disposals/ Transfers	Foreign Currency Translation	Remeasured and other	March 31 2002
	(A$ million)
Consolidated
Current
Employee entitlements	51.7	64.4	0.1	(69.1)	(1.3)	(3.0)	—	42.8
Fringe benefits tax	2.6	2.5	—	(2.6)	—	—	—	2.5
Restructure and rationalisation	15.3	(1.3)	—	(3.1)	—	(0.5)	—	10.4
Restoration and environmental rehabilitation	8.2	2.5	(0.3)	(4.3)	—	(0.4)	—	5.7
Uninsured losses and future claims	29.2	122.8	—	(113.8)	—	(2.2)	—	36.0
Other	10.5	(0.6)	—	(4.7)	—	(0.4)	—	4.8

Total current provisions	117.5	190.3	(0.2)	(197.6)	(1.3)	(6.5)	—	102.2

Non-current
Employee entitlements	21.5	—	—	—	—	(0.1)	—	21.4
Restructure and rationalisation	3.1	(0.7)	—	—	—	(0.2)	—	2.2
Restoration and environmental rehabilitation	18.0	2.1	0.6	—	—	(0.7)	—	20.0
Uninsured losses and future claims	45.9	1.2	—	—	—	(3.3)	—	43.8
Other	—	—	—	—	—	—	—	—

Total non-current provisions	88.5	2.6	0.6	—	—	(4.3)	(0.0)	87.4

22    Contributed equity

	2003 US$	2003 A$	2002 A$
	(million)
Shareholders equity	1,381.5	2,285.4	1,827.6

        Contributed equity represents the deemed contribution of shareholders' equity from the demerger of Rinker Group Limited. Rinker Group Limited at March 31, 2003 had 1,690 shares. As a consequence of the demerger, shareholders in CSR Limited became shareholders in Rinker Group Limited on a pro-rata basis with 944,668,106 shares being issued on April 11, 2003. Ordinary shares were listed on the Australian Stock Exchange on a deferred settlement basis from March 31, 2003.

        Rinker has adopted the following share and option incentive plans for employees and executives of Rinker group companies in Australia: the Rinker Option Plan (Rinker OP), the Rinker Employee Share Acquisition Plan (Rinker ESAP), the Rinker Universal Share Plan (Rinker USP) and the Rinker Cash Award Share Plan (Rinker CASP).

Rinker Option Plan (Rinker OP)

        Note, it is not anticipated that this plan will be implemented during the fiscal year 2004. The Rinker board may offer options to selected employees of Rinker group companies in Australia. The number of options offered and the time at which they are offered to senior executives is determined at the discretion of the Rinker board.

        As at March 31 2003, no Rinker options have been issued under Rinker OP.

Rinker Cash Award Share Plan (Rinker CASP)

        The Rinker board may from time to time in its absolute discretion make an offer to participate in Rinker CASP to any employee of Rinker group companies in Australia, including executive directors. The offers may be on whatever terms, consistent with the Rinker CASP rules that the Rinker board decides.

        The terms may include performance hurdles and minimum service duration requirements. However, the Rinker board may, at any time, in its absolute discretion waive any relevant requirement.

        Unless otherwise specified, each offer will be subject to the service duration requirement. That is, shares cannot be withdrawn from Rinker CASP unless 10 years have elapsed from the date the relevant shares were acquired or, if earlier, the participant is not an employee of a Rinker group company.

        As at March 31 2003, no Rinker shares had been acquired under CASP.

Rinker Employee Share Acquisition Plan (Rinker ESAP)

        Rinker ESAP is a plan that enables employees of Rinker group companies in Australia to purchase Rinker shares with pre-tax remuneration or bonuses.

        Eligibility to participate in Rinker ESAP is determined by the Rinker board.

        The Rinker ESAP trustee buys shares in the ordinary course of trading on ASX in lieu of participants' pre-tax remuneration and bonus entitlements as directed from time to time by Rinker.

        Shares purchased will be held by the trustee in the Rinker ESAP trust.

        As at March 31 2003, no Rinker shares have been issued under Rinker ESAP.

Rinker Universal Share Plan (Rinker USP)

        The eligible employees of Rinker group companies in Australia are entitled to apply for Rinker shares as and when the Rinker board may offer them. An application may be made by an eligible employee for a parcel of 100 shares or any other multiple of 100, up to the maximum number of shares determined and offered by the Rinker board from time to time. An eligible employee who applies, and pays, for such qualifying shares will be entitled to receive an equal number of additional shares for no further consideration. As at March 31 2003, no Rinker shares have been issued under Rinker USP.

23    Reserves

	2003 US$	2003 A$	2002 A$
	(million)
Movements in foreign currency translation reserve
Balance at the beginning of the financial year	213.8	353.6	480.5
Exchange differences relating to overseas net assets
—net loss on translation	(148.6)	(245.7)	(127.3)
Reserve of controlled entities disposed	—	—	0.4

Balance at the end of the financial year	65.2	107.9	353.6

24    Outside equity interests in controlled entities

	2003 US$	2003 A$	2002 A$
	(million)
Contributed equity	12.6	20.8	24.8
Reserves	2.3	3.8	3.0
Retained losses	(4.7)	(7.7)	(15.3)

Total outside equity interests in controlled entities	10.2	16.9	12.5

25    Executives' remuneration(a)(b)

        Australian executives whose total income equals or exceeds A$100,000

        The number of Rinker Group Limited Australian executives whose total income fell within the following bands(c)

Australian executives (A$)	2003	2002	2001	Australian executives (A$)	2003	2002	2001
120,000 to 129,999			1	370,000 to 379,999		2	2
140,000 to 149,999	1		1	400,000 to 409,999		1
180,000 to 189,999		1		410,000 to 419,999		1
200,000 to 209,999		2		430,000 to 439,999			1
210,000 to 219,999		2	1	470,000 to 479,999	2
230,000 to 239,999	1	1	1	490,000 to 499,999	1
250,000 to 259,999	1	1	1	520,000 to 529,999	2
260,000 to 269,999		1		580,000 to 589,999	1
270,000 to 279,999		1	2	610,000 to 619,999	1
280,000 to 289,999			1	650,000 to 659,999	1
290,000 to 299,999	1	3		690,000 to 699,999	1
300,000 to 309,999	1			700,000 to 709,999			1
310,000 to 319,999			1	900,000 to 909,999		1
320,000 to 329,999	1			1,060,000 to 1,069,999		1
350,000 to 359,999	1			1,620,000 to 1,629,999	1
360,000 to 369,999		2		1,970,000 to 1,979,999		1

(a)
The above remuneration covers executives who worked in the Australian Readymix businesses within the CSR group. No Corporate executives are included in the above table. Total remuneration for each director and executive includes salary, bonus, superannuation, retirement payments and other benefits, but excludes possible benefits arising from executive directors' and executives' participation in the CSR Limited Executive Share Option Plan as the exercise price of options issued is the market price at the time of issue. (Rinker Group Limited does not have an Executive Share Option Plan).

(b)
Until February 3, 2003, the directors of Rinker Group Limited were executives of CSR Limited who carried out the duties of directors of Rinker Group Limited as a consequence of their employment with CSR Limited. They received no remuneration from Rinker Group Limited or CSR Limited for the performance of duties as directors of Rinker Group Limited. The directors who took office on February 3, 2003 were directors of CSR Limited and received directors fees from CSR Limited. No additional fees were paid as a result of their directorship of Rinker Group Limited for the period February 3, to March 31, 2003.

(c)
Number of Australian executives 17 (2002: 21; 2001: 13). Average remuneration A$504,794 (2002: A$437,380; 2001: A$308,653). The definition of executive is "Employees responsible for the strategic direction and operational management of the company".

26    Auditors' remuneration

	2003 US$	2003 A$	2002 A$	2001 A$
	(thousand)
Auditing and reviewing the financial report of the parent entity (including the combined entity) and each controlled entity
Auditor of parent entity
—Deloitte Touche Tohmatsu in Australia	128	212	170	165
—Deloitte Touche Tohmatsu outside Australia	935	1,546	1,071	1,188

	1,063	1,758	1,241	1,353

Other services
—Deloitte Touche Tohmatsu in Australia	—	—	—	—
—Deloitte Touche Tohmatsu excluding Australia	188	311	1,696	823

	188	311	1,696	823

Total auditors' remuneration(a)	1,251	2,069	2,937	2,176

Other services comprise:
—taxation strategy and compliance	137	227	1,696	823
—other	51	84	—	—

	188	311	1,696	823

(a)
Rinker Group Limited's annual audit fees were paid by the then parent entity CSR Limited in 2003, 2002 and 2001. Note that the combined amounts do not include an allocation of the CSR group fee, and represent only those amounts charged directly to the individual businesses during the year presented.

27    Financial instruments

        Rinker Group Limited and its controlled entities (the Rinker group) use a variety of derivative instruments to manage financial risks. The Rinker group does not use or issue derivative or financial instruments for speculative or trading purposes.

Credit exposure

        The Rinker group is exposed to credit related losses in the event of non-performance by counterparties to these derivative and financial instruments. The counterparties are predominantly prime financial institutions with a Moody's or Standard and Poor's rating of at least A2 or A respectively.

        The Rinker group controls risk through the use of credit ratings, limits and monitoring procedures. The Rinker group does not usually require collateral or other security to support financial instruments with credit risk.

        Credit exposure of interest rate is represented by the net fair value of the contracts. The carrying amounts of financial assets included in the Rinker group's financial statements represent the Rinker group's exposure to credit risk in relation to these assets.

        As at March 31, 2003, the Rinker group had no significant concentration of credit risk for derivative instruments with any single counterparty or group of counterparties. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and markets in which the Rinker group does business, as well as the dispersion across many geographic areas.

Net fair value

        Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Rinker group would realise upon disposition nor do they indicate the Rinker group's intent or ability to dispose of the financial instrument.

        The following assumptions and methods were used to estimate net fair value:

        Interest rate swaps and swaptions.    The net fair value is estimated using market accepted formulae and market quoted input variables.

        Cash, short-term loans, current payables and deposits and short-term borrowings.    The carrying amounts of these financial instruments approximate net fair value because of their short maturity.

        Long-term borrowings, other financial assets, non-current receivables and non-current payables.    The present value of expected cash flows have been used to determine net fair value using interest rates derived from market parameters that accurately reflect their term structure. Certain estimates and judgements were required to develop the fair value amounts.

Net fair values

	Carrying amount				Net fair value
	Asset		Liability		Asset		Liability
	2003	2002	2003	2002	2003	2002	2003	2002
	(A$ million)
Other financial assets	14.8	11.6	—	—	14.8	11.6	—	—
Non-current receivables	53.6	15.8	—	—	53.6	15.8	—	—
Current payables	—	—	610.3	558.0	—	—	610.3	558.0
Non-current payables	—	—	35.9	42.3	—	—	35.9	42.3

Total	68.4	27.4	646.2	600.3	68.4	27.4	646.2	600.3

Interest rate sensitivity and risk management

        The Rinker group enters into a variety of derivative instruments in the management of interest rate exposure with the objective of obtaining lower funding costs and a more stable and predictable interest expense. The Rinker group has a policy to maintain the percentage of fixed and variable rate debt within controlled limits. Interest rate swaps and options are entered into to maintain the mix of fixed and variable rate debt. The table below provides information about the Rinker group's interest rate exposure and should be read in conjunction with note 20.

	Weighted average
			Principal/maturities							Carrying amount(c)
												Net fair value
Interest rate risk exposure	Term in years	Rate %pa(a)	1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	over 5 years
									Total	Asset	Liability	Asset	Liability
	(A$ million)
2003
Long-term debt
Fixed rate US$ debt(b)	9.3	7.4	89.2	—	409.9	—	—	385.1	884.2	—	892.5	—	1083.1
Floating rate US$ debt(b)	3.0	1.6	208.1	—	—	619.7	—	—	827.8	—	828.2	—	828.3
Other AUD debt	26.1	—	—	—	—	—	—	22.5	22.5	—	22.5	—	22.5
Other USD debt	—	—	—	16.2	—	—	—	—	16.2	—	16.2	—	16.2
Short-term debt
Fixed rate CNY debt	0.2	4.5	7.0	—	—	—	—	—	7.0	—	7.2	—	7.1
Other USD debt	—	—	262.2	—	—	—	—	—	262.2	—	262.2	—	262.2
Term payables and other items	—	—	—	35.9	—	—	—	—	35.9	—	35.9	—	35.9
Cash at bank and on deposit	—	—	184.8	—	—	—	—	—	184.8	184.8	—	184.8	—
Cash available from CSR Limited	—	—	255.3	—	—	—	—	—	255.3	255.3	—	255.3	—

Total										440.1	2,064.7	440.1	2,255.3

Interest rate derivatives
US dollar interest rate swaps
Fixed rate payer against USD LIBOR	3.2	4.0	124.9	—	—	208.1	208.1	—	541.1	0.5	1.2	—	15.4
US dollar interest rate swaptions
US$ interest rate swaptions sold	3.1	2.1	—	—	—	41.6	—	—	41.6	—	—	—	3.3

Total										0.5	1.2	—	18.7

2002
Long-term debt
Fixed rate US$ debt	4.2	7.1	—	369.0	—	473.0	—	154.0	996.0	—	1008.8	—	1047.5
Floating rate US$ debt(b)	4.1	2.1	465.8	5.2	5.1	5.2	19.7	—	501.0	—	501.4	—	501.4
Short-term debt
Fixed rate CNY debt	0.9	5.7	9.8	—	—	—	—	—	9.8	—	9.9	—	9.8
Floating rate US$ debt	—		5.7	—	—	—	—	—	5.7	—	5.7	—	5.7
Floating rate NTD debt	—	1.9	21.7	—	—	—	—	—	21.7	—	21.7	—	21.7
Owing to CSR Limited	—	—	264.9	—	—	—	—	—	264.9	—	264.9	—	264.9
Term payables and other items	—	—	—	42.3	—	—	—	—	42.3	—	42.3	—	42.3
Cash at bank and on deposit	—	—	28.0	—	—	—	—	—	28.0	28.0	—	28.0	—

Total										28.0	1,854.7	28.0	1,893.3

Interest rate derivatives
US dollar interest rate swaps
Fixed rate payer against LIBOR	1.3	5.7	94.6	141.9	—	—	—	—	236.5	0.1	0.2	—	6.4
Fixed rate receiver against LIBOR	1.9	6.9	—	189.2	—	—	—	—	189.2	1.1	0.4	10.1	—
US dollar interest rate basis swaps
Floating rate payer against US$ LIBOR	1.9	2.1	—	94.6	—	—	—	—	94.6	0.2	0.2	—	0.1
US dollar interest rate swaptions
US$ interest rate swaptions purchased	0.1	5.2	94.6	—	—	—	—	—	94.6	—	—	—	0.3
US$ interest rate swaptions sold	0.1	4.6	94.6	—	—	—	—	—	94.6	—	—	0.2	—

Total										1.4	0.8	10.3	6.8

(a)
Average rates for the individual periods do not materially differ from the overall average rates disclosed.

(b)
This debt can be refinanced using existing standby facilities.

(c)
Includes interest payable.

28    Contracted capital expenditure

	2003 US$	2003 A$	2002 A$
	(million)
Contracted capital expenditure
Estimated capital expenditure contracted for at balance date but not provided for
Payable within one year—controlled entities	6.5	10.8	13.1

Total contracted capital expenditure	6.5	10.8	13.1

29    Contracted lease and hire expenditure

	2003 US$	2003 A$	2002 A$
	(million)
Contracted lease and hire expenditure commitments not otherwise provided for in the combined financial statements
—land and buildings	53.9	89.2	55.8
—quarry and other raw material reserves	54.1	89.5	7.9
—plant and equipment	14.5	23.9	16.0

	122.5	202.6	79.7

Contracted lease and hire expenditure comprises
Operating leases
Non-cancellable payable
—within 1 year	25.1	41.6	23.9
—between 1 and 2 years	17.0	28.2	14.9
—between 2 and 5 years	30.0	49.6	24.5
—after 5 years	35.9	59.4	16.2

	108.0	178.8	79.5

Other payable
—within 1 year	2.7	4.4	0.2
—between 1 and 2 years	1.8	2.9	—
—between 2 and 5 years	3.9	6.4	—
—after 5 years	6.1	10.1	—

	14.5	23.8	0.2

Total operating lease and hire expenditure	122.5	202.6	79.7

Finance leases payable
—within 1 year	1.0	1.7	3.9
—between 1 and 2 years	0.5	0.8	—
—between 2 and 5 years	0.2	0.4	—

Total minimum finance lease payments	1.7	2.9	3.9
Less amounts provided for in the combined financial statements
—current lease liabilities	1.0	1.7	1.6
—non-current lease liabilities	0.7	1.2	2.3

Finance lease expenditure not otherwise provided for in the combined financial statements	—	—	—

Total contracted lease and hire expenditure not otherwise provided for in the combined financial statements	122.5	202.6	79.7

        The total of minimum rentals to be received in the future under non-cancellable subleases as at March 31, 2003 is not material.

        Contingent rentals for the 2002 and 2003 fiscal years were not material.

        The leases on most of the Rinker group's rental premises contain renewal options. The Rinker group's decision to exercise renewal options is primarily dependant upon the level of business conducted at the location and the profitability thereof.

        Leased plant and equipment consists primarily of mobile equipment, computer related items, and to a lesser extent fixed production equipment.

30    Non-cash financing and investing activities

        There were no material non-cash transactions during the year ended March 31, 2003, 2002 or 2001 other than those disclosed elsewhere in the financial statements.

31    Related party information

Transactions within the 100% owned group

        To facilitate the demerger internal restructure and demerger transactions occurred during the year. Rinker Group Limited sold certain businesses to other entities within the 100% owned group. In addition, a number of contractual arrangements were entered into with CSR Limited and its controlled entities to facilitate the demerger. These arrangements were not necessarily on commercial terms and conditions. Amounts receivable from and payable to CSR Group as at March 31, 2003 are detailed in the statement of financial position, notes 10 and 19.

        During the year Rinker Group Limited advanced and repaid loans, sold and purchased goods and services and provided accounting and administrative assistance to its 100% owned controlled entities. All non demerger transactions with related parties except for certain intragroup loans, are on commercial terms and conditions. Other than as described above or in note 33, no material amounts were receivable from, or payable to, related parties as at March 31, 2003 and 2002, and no material transactions with related parties occurred during the year except as detailed in the financial statements.

Directors and director-related entities

        The directors who held office during the year and their holdings of Rinker Group Limited securities are detailed in the table below.

        Non-executive directors have agreements with Rinker Group Limited which conform to the provisions of the company's constitution in respect of entitlements to retirement and termination payments.

        Until February 3, 2003, the directors of Rinker Group Limited were executives of CSR Limited who carried out the duties of directors of Rinker Group Limited as a consequence of their employment with CSR Limited. They received no remuneration from Rinker Group Limited or CSR Limited for the performance of duties as directors of Rinker Group Limited.

        The directors who took office on February 3, 2003 were directors of CSR Limited and received directors fees from CSR Limited. No additional fees were paid as a result of their directorship of Rinker Group Limited for the period February 3, to March 31, 2003.

Directors' holdings of Rinker Group Limited Shares

        No directors held Rinker Group Limited shares at March 31, 2003. The holdings of directors at May 19, 2003 is given below.

	Shares Issued April 11, 2003	Subsequently Acquired	Holdings as at May 19, 2003
Rinker Group Limited directors shareholdings
John Arthur(a)	17,663	—	17,663
John Ballard(a)	20,000	—	20,000
David Clarke(a)	188,294	—	188,294
Marshall Criser(b)	—	10,000	10,000
John Morschel(a)	39,640	—	39,640
Walter Revell(b)	—	2,000	2,000
Francis Gosling(c)
Peter McGuigan(c)
Edwin Smith(c)

(a)
Took office on February 3, 2003.

(b)
Took office on April 12, 2003.

(c)
Resigned on February 3, 2003. Held no equity in Rinker Group Limited during directorship.

Transactions with directors and director-related entities

        Related entities of A Codina, a former non executive director of Rinker Materials Corporation received fees and commissions to jointly develop land that was held by a controlled entity of Rinker Materials Corporation (2003: nil; 2002: nil; 2001: US$17,887).

        Related entities of A Codina, a former non executive director of Rinker Materials Corporation entered into a contract in August 1999, for the purchase of land from a controlled entity of Rinker Materials Corporation at a price of A$8,930,254 (US$5,685,000), which was based upon two independent valuations and which was secured by a mortgage of A$6,200,145 (US$3,947,000) at an interest rate of 10% per annum. For the year ended March 31, 2002 mortgage repayments of A$5,303,604 (US$2,819,926) were received (2001: US$1,127,074). The mortgage was fully discharged on August 31, 2001. For the year ended March 31, 2002 interest of A$277,222 (US$141,383) was received on the mortgage (2001: US$318,447) and at March 31, 2002 there were no outstanding interest obligations (2001: US$ 23,950). All interest and principal were received when due. For the year ending March 31, 2003 related entities of A Codina entered into a contract to erect a building for a controlled entity of Rinker Materials Corporation for consideration of A$778,210 (US$440,000) . Subsequent additions to the contract brought the total consideration to A$972,762 (US$550,000). The building is complete and there were no outstanding amounts due at March 31, 2003.

        A Ireland, a former non-executive director with Rinker Materials Corporation, received A$159,179 (US$90,000) for consulting services to Rinker Material Corporation (2002: US$90,000).

        In addition, transactions entered into during the year with directors of Rinker Group Limited and its controlled entities and with their director-related entities which are within normal customer or employee relationships on terms and conditions no more favourable than those available to other customers, employees or shareholders include

  •
  sale of goods and services;

  •
  contracts of employment and reimbursement of expenses; and

  •
  contracts of employment with relatives of directors on either a full-time or work experience basis.

Relationship between CSR Limited and Rinker Group Limited

        On March 28, 2003, the Federal Court of Australia approved the demerger of Rinker Group Limited from CSR Limited. Rinker Group Limited was admitted to the official list of the ASX and its shares were quoted on the stock market conducted by the ASX effective March 31, 2003 (on a deferred settlement basis).

        Prior to the demerger, Rinker Group Limited was a wholly owned subsidiary of CSR. As a result of the demerger, Rinker Group Limited became a separately listed company and the CSR group and the Rinker group now operate independently of each other.

        As part of the demerger transition process, the CSR group and the Rinker group have entered into various contractual arrangements dealing with the separation and the ongoing business relationships and operations between CSR Limited and Rinker Group Limited as independent companies as detailed below:

Property

        Readymix has agreed to share future property profits from certain land sales with CSR Limited.

Indemnity and claims management

        CSR Limited has granted Rinker Group Limited, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by Rinker Group Limited's insurance) arising from any claim made against any of them arising from any actions or omissions done in relation to any of the businesses which are conducted by the CSR group after the demerger (or businesses that would have been conducted by the CSR group after the demerger except that those businesses have been closed before the demerger) regardless of when the liability or loss to which the claim relates arises. In addition, CSR Limited would be required to indemnify Rinker group companies in the event of any asbestos related liabilities imposed on them on account of CSR Limited's legal torts.

        Rinker Group Limited has granted CSR Limited, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by CSR Limited's insurance) arising from any claim made against any of them arising from any actions or omissions done in relation to any of the businesses which are conducted by the Rinker group after the demerger (or businesses that would have been conducted by the Rinker group after the demerger except that those businesses have been closed before the demerger), regardless of when the liability or loss to which the claim relates arises.

Insurance

        Rinker Group Limited is responsible for its own insurance arrangements, including directors' and officers' insurance following the demerger. However, the directors and officers of Rinker Group Limited and CSR Limited at March 28, 2003 will continue to have the benefit of the directors and officers run off insurance held by CSR Limited in respect of matters which occurred before the demerger took effect.

Tax Liability

        The Rinker group is responsible for, and has indemnified CSR Limited in respect of, tax liabilities relating to the businesses to be conducted by Rinker group companies after the demerger as though the relevant Rinker group companies had always owned and operated those businesses, and the CSR group is responsible for, and has indemnified Rinker Group Limited in respect of, tax liabilities relating to the businesses conducted by the CSR group after the demerger.

Transition and shared services arrangements

        Rinker Group Limited and CSR Limited have entered into an agreement pursuant to which the CSR group will supply, or procure the supply of, a variety of services to the Rinker group during a transitional period. It is expected that the transitional period will be no more than 18 months and with respect to some services a shorter period.

Bond guarantee

        At March 31, 2003, CSR Limited had outstanding pre demerger guarantees on 2004 and 2005 bonds amounting to A$499.1 million taken over by Rinker Group Limited as part of the demerger transaction. Rinker Group Limited has provided CSR Limited bank guarantees to provide indemnity against any liability arising to CSR Limited in respect of these bonds.

Workers' compensation arrangements

        CSR Limited and Rinker Group Limited have entered into deeds of indemnity and management agreements relating to workers' compensation claims relating to incidents prior to the demerger. The deeds of indemnity provides for indemnities in respect of common law and statutory workers' compensation liabilities after the demerger.

Superannuation arrangements

        Details are provided in note 32.

32    Superannuation commitments

        Rinker Group Limited and its controlled entities participate in a number of superannuation funds in Australia, the United States (US) and other countries where they operate. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependants on death. Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving written notice to the trustees. Rinker Group Limited and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian Superannuation Guarantee Legislation.

Asset backing

        The assets of the US based superannuation funds were not sufficient to satisfy all benefits which would have been vested in the event of termination of the funds, or in the event of the voluntary or compulsory termination of the employment of each employee to the extent shown below.

        The total deficit of the US plans based on their most recent audited actuarial reviews totalled A$4.6 million (Rinker Materials Corporation Pension Plan: deficit A$(2.4) million, Rinker Materials Corporation Retirement Income Plan: deficit A$(2.9) million, United Metro Xavier Collectively Bargained Pension Plan: surplus A$0.7 million) as detailed in the table below.

        The total deficit of the US plans based on updated but unaudited reviews at January 1, 2003 totalled A$30.8 million (Rinker Materials Corporation Pension Plan: deficit A$(9.3) million, Rinker Materials Corporation Retirement Income Plan: deficit A$(15.8) million, United Metro Xavier Collectively Bargained Pension Plan: deficit A$(5.7) million).

Accumulation funds

        The benefits provided by accumulation funds are based on the contributions and income thereon held by the fund on behalf of the member. Contributions are made by the member and the company based on a percentage of the member's salary, as specified by the rules of the fund. These contributions are expensed in the period they are incurred.

Defined benefit funds

        The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund. Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. These contributions are expensed in the period they are incurred.

Harwood Superannuation Fund

        In Australia, Rinker group entities will participate in the Harwood Superannuation Fund (formerly CSR Australian Superannuation Fund) for those Rinker group employees who are currently members of that fund and any new employees who become members of that fund. CSR Limited and Rinker Group Limited will each separately cover, in effect, 50% of the funding of the accrued defined benefit liabilities of the Harwood Superannuation Fund as at the demerger date, which will be revalued by the actuary at least annually. Rinker Group Limited will be responsible for obligations with respect to benefits accrued after the demerger relating to individuals who are employed post demerger by their respective group companies.

					Employer contributions for the year
Defined benefit funds sponsored by Rinker Group	Accrued benefits	Market value of assets	Surplus (Deficit)	Vested benefits
					paid	payable
	(A$ million)
Harwood Superannuation Fund—Defined Benefit Division(a)(b)	165.6	167.9	2.3	164.8	—	—
Rinker Materials Corporation Pension Plan(c)	18.1	15.7	(2.4)	17.1	4.7	—
Rinker Materials Corporation Retirement Income Plan(c)	26.4	23.5	(2.9)	26.0	2.0	0.3
United Metro/San Xavier Collectively Bargained Pension Plan(d)	12.5	13.2	0.7	11.4	2.6	—

(a)
These amounts are calculated at March 31, 2003 based on the assumptions used for the last actuarial review which was performed on June 30, 2001 by R Paton FIA FIAA. These amounts represent the liabilities of the fund as at March 31, 2003. The fund is being split into two separate plans from the date of demerger.

(b)
Actuarial Liabilities are determined to be past service liabilities based on membership accrued up to March 31, 2003. As at March 31, 2003, the assets of the Harwood Superannuation Fund attributable to the Defined Benefit Division (DBD) were 101% of the corresponding actuarial liabilities. There is an enforceable obligation for CSR Limited and Rinker Group Limited to contribute such amounts as to ensure that the assets attributable to the DBD are not less than 120% of the amount required to meet the actuarial liabilites of the the DBD. CSR Limited has made available to the Trustee of the Fund a bank guarantee to satisfy that commitment. Rinker Group Limited is required to cover, in effect, 50% of such obligations.

(c)
Last actuarial review performed by G Howell ASA EA MAAA on January 1, 2002.

(d)
Last actuarial review performed by P Means EA MAAA MSPA on October 1, 2001.

33    Equity accounting information

		Ownership interest		Carrying amount
Name of entity	Principal activity	2003%	2002%	2003 US$	2003 A$	2002 A$
		(million)
Australian Cement Holdings Pty Ltd	cement manufacture	50	50	131.6	217.7	136.9
Metromix Pty Ltd	pre-mixed concrete	50	50	7.3	12.1	13.4
Other immaterial associates				5.0	8.2	5.2

Associate companies				143.9	238.0	155.5
CSR Emoleum (a)	road resurfacing	50	50	11.2	18.5	19.2
Other immaterial partnerships				2.4	4.0	3.8

Partnerships				13.6	22.5	23.0

Total associate entities				157.5	260.5	178.5

	2003 US$	2003 A$	2002 A$
	(million)
Equity accounted amount of investments at the beginning of the financial year	107.9	178.5	191.8

Share of associate entities' profit from ordinary activities before income tax	21.5	35.5	32.4
Share of income tax	(6.8)	(11.2)	(9.2)
Dividends and distributions received	(20.4)	(33.8)	(24.7)
Additional capital investment	5.9	9.7	—
Fair value adjustment on acquisition of Australian Cement Holdings(b)	53.4	88.3	—
Acquisition by Rinker group of a controlling interest	—	—	(11.8)
Disposals	(3.1)	(5.2)	—
Return of investment and disposals	(3.7)	(6.1)	—
Foreign currency translation and other	2.8	4.8	—

Equity accounted amount of investments at the end of the financial year	157.5	260.5	178.5

Share of reserves attributable to associate entities
—retained profits	9.5	15.7	17.3
Summarised financial position of associate entities
Assets
—cash	8.3	13.8	18.6
—other current assets	109.5	181.1	205.4
—property, plant and equipment	243.1	402.1	423.7
—other non-current assets	6.3	10.5	24.7
Liabilities
—current accounts payable	(49.6)	(82.1)	(97.8)
—current borrowings and other liabilities	(17.8)	(29.4)	(39.3)
—non-current liabilities	(92.3)	(152.7)	(178.2)

Net assets	207.5	343.3	357.1

(a)
The year end is December 31.

(b)
Australian Cement Holdings was acquired from a controlled entity of CSR Limited. Under Australian GAAP this internal (to CSR Group) purchase must be recorded at fair value.

	2003 US$	2003 A$	2002 A$
	(million)
Balances and transactions with associate entities
Current loans and receivables	9.1	15.0	31.0
Non current loans and receivables	25.2	41.7	8.8
New loans and receivables	89.7	148.4	66.3
Loans and receivables repaid	85.5	141.5	39.0
Current payables	15.1	25.0	31.3
Purchases of goods and services	82.6	136.6	121.2
Sale of goods and services	30.0	49.6	42.2
Dividends and distributions received and receivable	20.4	33.8	24.7
Other	—	—	1.6

34    Acquisitions and disposals of controlled entities and businesses

						Net tangible assets
				Consideration
		Interest %
	Date acquired			US$	A$	US$	A$
				(million)
Controlled entities acquired(a)
Kiewit Materials Company	September 26, 2002	100	(b)	602.6	996.9	183.3	303.2
Businesses acquired during the year(c)				2.4	3.9	0.8	1.3

				605.0	1000.8	184.1	304.5

	Profit on disposal		Net tangible assets
	US$	A$	US$	A$
Controlled entities disposed excluding demerged entities(a)
U-Liner Mid-America, Inc.	0.4	0.7	5.1	8.4
Businesses disposed during the year(c)	0.2	0.4	14.3	23.6

	0.6	1.1	19.4	32.0

	Combined acquisitions				Combined disposals
Value of net assets of controlled entities and businesses acquired/disposed	2003 US$	2003 A$	2002 A$	2001 A$	2003 US$	2003 A$	2002 A$	2001 A$
Cash	20.8	34.4	—	0.4	—	—	—	—
Receivables	74.5	123.2	6.2	83.2	2.4	4.0	—	—
Inventories	16.4	27.1	10.0	61.6	5.8	9.6	1.1	1.6
Other current assets	3.3	5.4	0.2	2.4	—	—	—	—
Investments	5.6	9.2	—	—	—	—	—	—
Property, plant and equipment	183.4	303.4	86.2	426.2	12.2	20.2	28.2	5.6
Intangibles	0.3	0.5	—	37.5	0.7	1.1	—	0.4
Other non-current assets	10.7	17.7	—	61.8	0.2	0.4	—	0.6
Payables	(60.6)	(100.2)	(8.1)	(48.0)	(1.3)	(2.2)	—	(0.2)
Interest-bearing liabilities	(3.1)	(5.1)	—	(165.3)	—	—	—	—
Provisions	(65.4)	(108.2)	(0.7)	(39.7)	—	—	—	—
Outside equity interests	(1.5)	(2.4)	—	—	—	—	—	—

	184.4	305.0	93.8	420.1	20.0	33.1	29.3	8.0
Goodwill acquired/disposed	420.6	695.8	63.5	670.5	0.9	1.5	—	12.8
Profit on disposal	—	—	—	—	0.7	1.1	—	2.2

Total consideration	605.0	1,000.8	157.3	1,090.6	21.6	35.7	29.3	23.0
Cash balances acquired/disposed	(20.8)	(34.4)	—	(0.4)	—	—	—	—
Change in capital receivables and payables	3.3	5.4	—	—	5.9	9.8	3.3	—

Total flow of cash	587.5	971.8	157.3	1,090.2	27.5	45.5	32.6	23.0

(a)
Operating results of the entities acquired (disposed) are included in the statement of financial performance from the date acquired (up to date disposed).

(b)
Acquired 100% of the holding company Kiewit Materials Company, which owns some non wholly-owned controlled entities with outside equity interests.

(c)
Businesses acquired (disposed) during the year, which were mainly in Rinker Materials Corporation, have been absorbed into (deducted from) the existing Rinker Materials Corporation company structure.

Material Acquisitions

        On September 26, 2002, the Rinker group acquired Kiewit Materials Company for A$996.9 million. Kiewit has significant operations in aggregates, concrete and asphalt, primarily in Arizona, however also in Oregon and northern California. Kiewit markets to a wide variety of customers including highway contractors, commercial, industrial and residential contractors, public works contractors, wholesalers and retailers of decorative rock products, interstate railroads and manufacturers of concrete block products. The acquisition was incorporated into the Rinker group using the purchase method of accounting. Rinker's strategy is to grow in heavy building materials by developing strong positions in high population and economic growth regions. The Kiewit acquisition expanded Rinker Materials' operations in the western United States, especially in Arizona, which is one of the states with greatest population growth in the country. Kiewit was judged to have a strong financial performance, with a good management team and the number one or number two market share in aggregates, concrete, and/or asphalt in most of its markets. Management conducted a structured due diligence program using both internal and external experts to assess the company's value as an acquisition prospect. The acquisition price was based on commercial arms length negotiations. The amount of Kiewit goodwill on acquisition expected to be deductible for tax purposes is immaterial.

        The following unaudited pro forma financial information presents results of operations on an Australian GAAP basis as if Kiewit had been acquired at the beginning of each year presented. Pro forma adjustments have been made to include the effect of amortisation of goodwill from that date and the related tax benefit. The unaudited pro forma financial information is provided for informational purposes only and is not necessarily indicative of the Rinker group's operating results that would have ocurred had the acquisition been consummated on the dates for which the consummation of the acquisition is being given effect, nor is it necessarily indicative of the Rinker group's future operating results.

	2003	2002
	(A$ million-except for per share data)
Trading revenue	5,690.7	6,036.6
Profit from ordinary activities before finance and income tax	738.9	717.2
Interest income	0.6	9.0
Borrowing costs	(104.9)	(127.5)

Profit from ordinary activities before income tax	634.6	598.7
Income tax benefit (expense)	(228.6)	(231.6)
Outside equity interest	(4.1)	(1.5)

Net profit attributable to members of Rinker Group Limited	401.9	365.6

	2003	2002
	(Australian dollars per share)
Basic and diluted pro forma earnings per share	0.43	0.39

35    Particulars relating to entities combined in the economic entity(a)

	Country of incorporation	% Rinker group ownership 2003
Parent entity
Rinker Group Limited (formerly CSR Investments Overseas Ltd)	Australia
Combined entities
ALC Las Vegas Mining Claims, LLC(d)	USA	100
American Limestone West, LLC	USA	100
ARC Management Company, Inc	USA	100
ARC Materials Corporation	USA	100
Ballestrin Concrete Constructions Pty Ltd	Australia	100
Bettaform Constructions Pty Ltd	Australia	100
CSR Concrete Products Co Ltd(c)	Taiwan	—
CSR Emoleum Services Pty Ltd	Australia	100
CSR Taiwan Co Ltd(c)	Taiwan	—
CSR (Tianjin) Readymix Co., Ltd	China	70
FCS Las Vegas Mining Claims, LLC(d)	USA	100
Fort Calhoun Stone Company(b)	USA	100
Florida Crushed Stone Company	USA	100
Guernsey Stone Company(b)	USA	100
HCC Las Vegas Mining Claims, LLC(d)	USA	100
Hydro Conduit Corporation	USA	100
Hydro Conduit Management Company, Inc.	USA	100
Hydro Conduit of Texas, LP	USA	100
Hydro Investments, Inc.	USA	100
KMC Las Vegas Mining Claims, LLC(d)	USA	100
LV Western Mining Claims, LLC(d)	USA	100
Marana Golf, Inc.(b)	USA	100
Mili, LLC	USA	100
Northwest Materials Holding Company(b)	USA	100
Oxi, LLC	USA	100
Oxi Golf, LLC(e)	USA	50
Pacific Rock Products, LLC(b)	USA	100
Pacific Rock Products Trucking, LLC(b)	USA	100
Pipe Liners, Inc	USA	100
Quality Ready Mix, Inc.(b)(e)	USA	50
Readymix Holdings Pty Ltd	Australia	100
Readymix Roads Group Pty Ltd (formerly Readymix Australia Pty Ltd)	Australia	100
Readymix Properties Pty Ltd (formerly Humes Australia Pty Ltd)	Australia	100
Rinker Group Share Plan Pty Ltd (formerly Roads Holdings Pty Ltd)	Australia	100
Rinker Management Company, Inc	USA	100
Rinker Materials Corporation	USA	100
Rinker Materials Foreign Sales Corporation	US Virgin Is.	100
Rinker Materials Leasing LLC(d) (formerly Kiewit Materials Leasing LLC)	USA	100
Rinker Materials Nevada, Inc.	USA	100
Rinker Materials of Florida, Inc.	USA	100
Rinker Materials Polypipe, Inc.	USA	100
Rinker Materials South Central, Inc (formerly American Limestone Company, Inc)	USA	100
Rinker Materials Steel Framing, Inc.	USA	100
Rinker Materials West, LLC	USA	100
Rinker Materials Western, Inc.(b) (formerly Kiewit Materials Company)	USA	100
Rinker Modular Systems, LLC	USA	100
RMF Las Vegas Mining Claims, LLC(d)	USA	100
SKCOR, L.L.C.	USA	100
Solano Concrete Co., Inc.(b)	USA	100
Steel Construction Systems	USA	55
Stonelea, LLC	USA	100
Superior Drainage, LLC	USA	100
Tanner Companies (Yuma), Inc.(b)	USA	100
Twin Mountain Rock Company(b)	USA	100
Twin Mountain Rock Venture(b)	USA	51
United Metro Materials, Inc.(b)	USA	100
U-Liner Mid-America, Inc. (c)	USA	—
Western Equipment Co.(b)	USA	100
Wilson Concrete Company	USA	100
WPB Las Vegas Mining Claims, LLC(d)	USA	100

(a)
The combined financial statements in this report also include asset and liabilities transferred from CSR Limited prior to the Rinker Group demerging from CSR Limited.

(b)
Acquired during the year.

(c)
Disposed during the year.

(d)
Controlled entity incorporated during the year.

(e)
50% owned entity controlled as Rinker group exerts management control over entity.

36    Contingent liabilities

	2003 US$	2003 A$	2002 A$
	(million)
Contingent liabilities, capable of estimation, arise in respect of the following categories
Bank guarantees provided to third parties and other contingent liabilities(a)(b)	51.5	85.2	79.3
Other	1.0	1.7	—

Total contingent liabilities	52.5	86.9	79.3

(a)
Bank guarantees issued or modified since January 1, 2003 are immaterial.

(b)
Mainly provided by the Rinker group in lieu of contract retention payments, deposits for rehabilitation of quarry sites, and for insurance policy deductible amounts with the majority of the terms up to one year. Maximum value of guarantees payable is A$85.2 million. No specific Rinker group assets are pledged as securtity for the bank guarantees. No payments have been made by the banks under these guarantees in years ended March 31, 2002 or 2003.

        Readymix Holdings Pty Ltd acts as an authorised self-insurer in New South Wales, Victoria, South Australia, Western Australia and the Australian Capital Territory for workers' compensation insurance, as does Rinker Materials Corporation and certain of its controlled entities in Arizona, California, Nevada, New Mexico, Oregon and Washington. Adequate provision has been made for all known claims and probable future claims that can be reliably measured.

        Rinker group has bank letters of credit outstanding to guarantee repayment of the 2004 and 2005 bonds. See notes 20 and 31.

        Hydro Conduit Corporation (Hydro Conduit) is involved in a dispute concerning pipe supplied by it for use in a high pressure water pipeline built for the Arvin Edison Water District (Arvin Edison). Arvin Edison alleges that leaks in the pipeline are due to Hydro Conduit's failure to manufacture pipe fit for its intended use. Arvin Edison has asserted claims for approximately US$14 million in damages. A settlement agreement has been entered into between the Rinker group and the carrier providing the first layer of excess insurance coverage pursuant to which the carrier will bear US$6.5 million of the first US$7.5 million of the amount of a settlement or adjudication, if any. Taking into account this settlement agreement and accruals provided for in the Rinker group's financial statements in respect of this dispute, Rinker group does not believe that the outcome of the Arvin Edison dispute is likely to have a material adverse effect on the business, financial position or financial performance of the Rinker group.

37    Subsequent events

        On May 31, 2003, Readymix, Hanson Australia Pty Ltd and Holcim Ltd merged their Australian cement interest—Australian Cement Holdings (50% Readymix, 50% Hanson) and Queensland Cement Limited (QCL, a 100%-owned Holcim subsidiary with a plant in Gladstone, Queensland) to form Cement Australia Pty Ltd. Cement Australia will be the leading supplier of cement in Australia, producing around three million tones of cement a year from three plants. In addition, on June 2, 2003, Readymix acquired three aggregate operations and six concrete plants from a subsidiary of Cement Australia Pty Ltd.

        The financial effect of this merger is not reflected in the financial statements.

38    United States generally accepted accounting principles (US GAAP) information

        Provided below is a summary and explanation of the differences between net profit, shareholders' equity and major statement of financial position items disclosed in these financial statements and that which would be reported if the financial statements were prepared in accordance with US GAAP. This summary and explanation is not intended to be a comprehensive US GAAP report.

	Note	2003 US$	2003 A$	2002 A$
		(million)
Reconciliation of net profit
Profit from ordinary activities after income tax attributable to members of Rinker Group Limited		230.7	381.6	329.3

Revaluation of non-current assets	A	8.2	13.5	13.4
Restructure and rationalisation	B	—	—	(3.0)
Acquisition accounting	C	—	—	(3.7)
Employee shares and share loans (Universal share/option plan)	D	(1.0)	(1.7)	(1.4)
Other	F	(0.6)	(0.9)	(0.2)
Amortisation of goodwill written back	H	50.2	83.0	0.5
Superannuation (pension) fund	M	2.2	3.6	(1.0)
Derivatives and hedging	N	(0.7)	(1.2)	(0.3)
Unrecognised insurance debtors	O	(3.8)	(6.2)	—
Executive option plan	Q	(4.1)	(6.8)	(4.2)
Deferred tax effect of US GAAP adjustments		(3.9)	(6.4)	(1.0)

		46.5	76.9	(0.9)

US GAAP net profit attributable to members of Rinker Group Limited		277.2	458.5	328.4

		(Dollars per share)
Basic and diluted earnings per share	I	0.30	0.49	0.35

Combined statement of financial performance—classification differences

        Under Australian GAAP, the proceeds on sale of property, plant and equipment and other assets are reported as other revenue from ordinary activities and the book value of assets sold is reported as other expense from ordinary activities. Under US GAAP, only the net gain/(loss) on sale of property, plant and equipment and other assets is reported in operating profit. Under Australian GAAP, the share of net profit of associates accounted for using the equity method is reported as a component of operating profit.

        Under US GAAP, the share of net profit of associates accounted for using the equity method is generally reported following net (profit)/loss attributable to outside equity interests.

	Note	2003 US$	2003 A$	2002 A$
		(million)
Reconciliation of equity
Equity attributable to members of Rinker Group Limited		1,886.2	3,120.3	2,542.7

Net effect of US GAAP adjustments on items within the statement of financial position
Current assets
—receivables (reclassify loans and receivables to associate entities)	L	(9.1)	(15.0)	(31.0)
—receivables (insurance)	O	(3.7)	(6.2)	—
—deferred income tax assets (reclassification from non-current)	E	33.8	55.9	62.6
—deferred income tax assets (derivative instruments and hedging)	N	1.0	1.7	0.8
Non-current assets
—property, plant and equipment (revaluation and impairment)	A	(63.7)	(105.4)	(127.6)
—property, plant and equipment (other)	F	1.0	1.6	0.8
—intangibles (acquisition accounting goodwill)	C	54.9	90.9	104.5
—intangibles (reverse capitalisation of tradenames)	F	(2.4)	(3.9)	(4.0)
—intangibles (reverse SFAS 142 goodwill amortisation)	H	50.4	83.4	0.5
—intangibles (superannuation (pension) fund)	M	1.6	2.7	2.5
—receivables (reclassify loans to associate entities)	L	(25.2)	(41.7)	(8.8)
—deferred income tax assets (reclassification to current)	E	(40.6)	(67.1)	(67.9)
—other financial assets (derivative instruments and hedging)	N	—	—	10.2
—investments accounted for using the equity method (reclassify loans)	L	34.3	56.7	39.8
—investments accounted for using the equity method (fair value adjustment)	P	(53.2)	(88.0)	—
—receivables (employee share loans)	D	(2.2)	(3.6)	(5.5)
—other (superannuation (pension) fund)	M	(4.5)	(7.4)	(12.8)
—other	F	(3.0)	(4.9)	(4.8)
Current liabilities
—deferred income tax liabilities (reclassification from non-current)	E	(23.2)	(38.4)	(26.3)
—other financial liabilities (derivative instruments and hedging)	N	(2.7)	(4.5)	(1.7)
—other (minimum pension liability)	M	(18.6)	(31.0)	(9.9)
Non-current liabilities
—deferred income tax liabilities (acquisition accounting)	C	(60.5)	(100.1)	(119.4)
—deferred income tax liabilities (reclassification to current)	E	32.9	54.5	32.8
—deferred income tax liabilities (US GAAP profit adjustments)		10.5	17.4	32.4
—other financial liabilities (derivative instruments and hedging)	N	(8.3)	(13.7)	(15.3)

		(100.5)	(166.1)	(148.1)

US GAAP equity attributable to members of Rinker Group Limited		1,785.7	2,954.2	2,394.6

Combined statement of comprehensive income
US GAAP net profit attributable to members of Rinker Group Limited		277.2	458.5	328.4
Other comprehensive income
—foreign currency translation		(142.3)	(235.4)	(120.9)
—minimum pension liability	M	(12.6)	(20.9)	(7.4)
—derivative instruments and hedging	N	(6.6)	(11.0)	(1.8)

		(161.5)	(267.3)	(130.1)
—tax benefit on derivative instruments and hedging	N	2.6	4.3	0.7

Total other comprehensive income		(158.9)	(263.0)	(129.4)

Comprehensive income		118.3	195.5	199.0

Accumulated other comprehensive income
Balance at the end of the financial year(a)		51.6	85.4	348.4

(a)
Fiscal year 2002 includes opening balance adjustment on April 1, 2001 on adoption of SFAS No. 133 of A$3.1 million debit.

Equity rollforward	Note	US$	A$
		(million)
Balance as at April 1, 2001			2,228.2
Net profit attributable to members of Rinker Group Limited			328.4
Other comprehensive income			(129.4)
Increase in share capital(a)			(31.5)
Adjustment on adoption of SFAS 133			(3.1)
Foreign currency translation reserve of controlled entities disposed			0.4
Movement in shareholders' loans			1.6

Balance as at March 31, 2002			2,394.6

Balance as at April 1, 2002		1,447.5	2,394.6
Net profit attributable to members of Rinker Group Limited		277.2	458.5
Other comprehensive income		(159.0)	(263.0)
Increase in share capital(a)		228.7	378.3
Movement in shareholders' loans		1.1	1.9
Dividends declared		(9.8)	(16.1)

Balance as at March 31, 2003		1,785.7	2,954.2

(a)
Reconciliation of Australian GAAP movement in issued and paid-up capital to US GAAP movement in share capital

	2003 A$	2002 A$
Australian GAAP movement	457.8	(37.1)
US GAAP adjustments
Executive option plan	6.8	4.2
Employee shares and share loans	1.7	1.4
Investments accounted for using the equity method (fair value adjustment)—See note P	(88.0)	—

US GAAP movement	378.3	(31.5)

Explanatory notes

        The differences between US GAAP and Australian GAAP are set out below. The matters discussed do not necessarily address all the differences between US GAAP and Australian GAAP.

        A.    Revaluation of non-current assets.    Prior to adoption of Australian Accounting Standard AASB 1041 "Revaluation of Non-Current Assets" by the Rinker group from April 1, 2001, Australian GAAP allowed non-current assets to be revalued upwards via an asset revaluation reserve. Such revaluations of assets were not allowed under US GAAP and so were reversed.

        The depreciation charge on the revaluation increment of revalued assets was also reversed. Since adoption of AASB 1041 on April 1, 2001, the Rinker group has elected to apply the cost basis of recording property, plant and equipment, discontinue our practice of revaluing property, plant and equipment upwards and deemed all our revalued property, plant and equipment carrying amounts as at March 31, 2001 to be their cost going forward. This means that writedowns of assets may no longer be made through the asset revaluation reserve. Assets which had previously been revalued upwards will still require a US GAAP adjustment for depreciation and profit on disposal.

        Under Australian GAAP, the recoverable amount of non-current assets is assessed each reporting period. An impairment loss is recorded when the future discounted net cash flows expected to be generated by the asset are less than the carrying amount of the asset. Under US GAAP, property, plant and equipment, and intangible assets with finite lives are tested for impairment when an event or change in circumstances indicates that the carrying amount may not be recoverable. Recoverability of such assets is measured by a comparison of the carrying amount of the asset (as adjusted from Australian GAAP to US GAAP) to future undiscounted net cash flows expected to be generated from the assets' use at the lowest level at which identifiable cash flows are generated.

        When the cash flow analysis indicates an asset is impaired, the impairment loss to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by quoted market prices, discounted cash flows or other valuation techniques. There have been no differences in accounting for impairments of long-lived assets under Australian and US GAAP.

        B.    Restructure and rationalisation.    Under Australian GAAP, certain provisions were made for costs relating to the restructuring of manufacturing processes, plant closure and reorganisation. At the time they were raised, these provisions did not meet US GAAP recognition requirements and so were reversed. The provisions were expensed under US GAAP when they met the relevant requirements.

        C.    Acquisition accounting.    US GAAP requires that a deferred income tax liability be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values determined in business combinations accounted for as a purchase. The creation of this deferred income tax credit gives rise to additional goodwill on acquisition which had been amortised over the estimated period of future benefits (not exceeding 20 years) prior to adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") by the Rinker group on April 1, 2002. Since adoption of SFAS 142, the balance of this goodwill will not be amortised but will be tested for impairment on an annual basis or when a trigger event occurs, and the deferred tax liability remains on the statement of financial position and is no longer unwound. No such deferred income tax liability is required for Australian GAAP.

        D.    Employee shares and share loans (Universal share/option plan).    Prior to the demerger of the Rinker Group from CSR Limited in March 2003, Rinker Group employees received shares in CSR Limited under the CSR group's Universal Share/Otion Plan. Under US GAAP, interest free non-recourse loans granted to Rinker Group employees in respect of employee shares issued under the CSR group employee share plan are treated as stock options and are classified as a reduction in shareholders' equity. Under Australian GAAP, these amounts are disclosed as non-current receivables.

        The dividends applied against the CSR group employee share plan loans repaid by Rinker group employees have been recognised as compensation expense for US GAAP. No compensation expense is recognised for Australian GAAP. Commencing in 2001, the CSR group employee share plan added a choice of one free share for each share paid for in cash up to a maximum of 100 shares. For US GAAP the fair value of the free shares issued to Rinker group employees is recognised as compensation expense. No compensation expense is recognised for Australian GAAP.

        E.    Deferred income tax balances.    Under Australian GAAP, all deferred tax balances are classified as non-current. Under US GAAP, deferred tax assets and liabilities are classified as current or non-current based on the classification of assets and liabilities to which timing differences relate, or anticipated timing of reversal if they are not associated with any balance sheet items. Under Australian GAAP, deferred tax assets arising from timing differences are not carried forward as assets unless realisation is assured beyond reasonable doubt. Deferred tax assets arising from tax losses are not carried forward as assets unless the losses can be regarded as being virtually certain of realisation. Under US GAAP, deferred tax assets arising from timing differences and tax losses are carried forward as assets and then reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realised. This does not result in any difference to the net deferred income tax assets recognised by the Rinker group as disclosed in note 8.

        F.    Other.    Includes immaterial adjustments to account for reversing capitalisation of tradenames; the foreign exchange effect of US GAAP adjustments; real estate gains on sale; reversal of start up costs and research and development costs capitalised.

        G.    Recently issued United States accounting standards.    Effective January 1, 2003, Rinker group adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. Specific requirements must be met before an accrual is made. The adoption of SFAS 146 resulted in no difference to costs recognised under Australian GAAP. Effective January 1, 2003, Rinker group adopted FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognise a liability for the fair value of the obligation it assumes under that guarantee. The adoption of FIN 45 had no material impact on the Rinker group financial position or results of operations.

        Effective March 31, 2003, Rinker group adopted SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148") which amends SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Rinker currently accounts for stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and therefore, the adoption of SFAS 148 did not have a material impact on the Rinker group financial position or results of operations.

        On August 16, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which is effective for financial statements issued for fiscal years beginning after June 15, 2002 (fiscal year 2004 for the Rinker group). The pronouncement addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. The Rinker group is currently reviewing SFAS 143 and has not yet determined its likely impact on the Rinker group financial position or results of operations.

        On April 30, 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). The pronouncement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" ("SFAS 4") and an amendment to that statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" ("SFAS 64") so that all gains and losses from the extinguishment of debt are aggregated and will now be classified as extraordinary only if they meet the criteria set forth in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinnary, Unusual and Infrequently Occurring Events and Transactions"; rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers"; and amends SFAS No. 13, "Accounting for Leases" to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner. The provisions relating to the rescission of SFAS 4 and SFAS 64, are effective for fiscal years beginning after May 15, 2002 (fiscal year 2004 for the Rinker group). The provisions relating to the amendment of SFAS 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002. SFAS 145 will not have a material impact on the Rinker group financial position or results of operations.

        On January 17, 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" ("FIN 46"). The interpretation addresses consolidation by business enterprises of Variable Interest Entities ("VIEs") that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the enterprise will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the enterprise will hold a significant variable interest in, or have significant involvement with, an existing VIE. Pursuant to the transitional requirements of FIN 46, Rinker group will adopt the consolidation guidance applicable to any existing VIEs on April 1, 2004. Any VIEs created after January 31, 2003, are immediately subject to the consolidation guidance in FIN 46. The Rinker group is currently reviewing its major commercial relationships and its overall economic interest with other companies, including those in which it has an equity position, to determine the extent of its variable economic interest in these parties, and has not yet identified any material entities that would be judged to be Variable Interest Entities of the Rinker group.

        On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). The pronouncement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The Rinker group has not yet determined the impact of the adoption of SFAS 149 on the Rinker group financial position or results of operations.

        On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). The pronouncement modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. The Rinker group has not yet determined the impact of the adoption of SFAS 150 on the Rinker group financial position or results of operations.

        H.    Amortisation of goodwill written back.    Goodwill is subject to amortisation under Australian GAAP as described in Significant accounting policies. Under US GAAP, goodwill acquired in business combinations is not amortised in accordance with SFAS 142. Rather, goodwill is reviewed for impairment on an annual basis and on an interim basis when impairment factors indicate. Goodwill acquired on or prior to June 30, 2001 was amortised under US GAAP until the Rinker group adopted SFAS 142 on April 1, 2002. This adjustment reverses the amortisation of goodwill.

        Under the transitional guidance of SFAS 142, Rinker group was required to perform two steps—step one to test for a potential impairment of goodwill and, if potential losses were identified, step two to measure the impairment loss. The Company completed step one during the first half of fiscal year 2003 and determined that there were no such impairments. Accordingly, the performance of step two was not required.

        Amortisation expense under US GAAP for the years ended March 31, 2003 and 2002 totaled A$9.2 million and A$93.1 million respectively. For each of the next five years, estimated amortisation expense relating to identified intangibles is expected to be A$8.9 million per year.

        Goodwill and intangible assets with finite lives as of March 31, 2003 and 2002 are summarised in the following table which is prepared on a US GAAP basis. There are no intangible assets with indefinite lives.

        Movements in goodwill during the financial year ended March 31, 2003 and 2002 relate to acquisitions in Rinker Materials Corporation, foreign currency and amortisation. Goodwill acquired for

Rinker Materials Corporation was A$695.8 million in 2003 and A$63.5 million in 2002. Goodwill acquired for the Readymix segment was A$nil in 2003 and 2002. There were no re-allocations of goodwill between US GAAP reportable segments and no goodwill impairments during years ended March 31, 2003 or 2002.

	2003
	Gross carrying amount	Accumulated amortisation
	A$ million
Goodwill	1,978.9	(350.4)

Intangible assets with finite lives:
Trademarks and tradenames	16.3	(3.4)
Patents, copyrights	0.7	(0.4)
Other	48.5	(27.5)

Total	65.5	(31.3)

	2002
Goodwill	1,526.7	(402.5)

Intangible assets with finite lives:
Trademarks and tradenames	25.4	(9.4)
Patents, copyrights	1.8	(1.4)
Other	56.8	(23.0)

	84.0	(33.8)

        As required by SFAS 142, the results for the previous fiscal year 2002 has not been restated. A reconciliation of previously reported US GAAP net profit and earnings per share ("EPS") to the amounts adjusted for the exclusion of goodwill amortisation net of the related income tax effect is presented below:

2002
A$ m
Reported US GAAP net profit	328.4
Add: Goodwill amortisation (net of tax)	73.6

Adjusted US GAAP net profit	402.0

A$ per share
Reported basic and diluted EPS	0.35
Add: Goodwill amortisation (net of tax)	0.08
Adjusted basic and diluted EPS	0.43

        I.    Earnings per share.    Prior to the March 28, 2003 demerger, all of the 1,690 outstanding ordinary shares in Rinker Group Limited were held by CSR Limited. Consequent of the demerger, shareholders in CSR Limited have become shareholders in Rinker Group Limited on a pro-rata basis, and on April 11, 2003, Rinker Group Limited issued 944,668,106 ordinary shares to CSR Limited shareholders.

        Basic earnings per share is computed by dividing the net profit attributable to members of Rinker Group Limited for the year by the ordinary shares outstanding after the demerger and subsequent issuance of shares to CSR Limited shareholders as discussed above (944,669,796 shares). The computation of diluted earnings per share is similar to basic earnings per share, except that it assumes the potentially dilutive securities were converted to ordinary shares as of the beginning of the year. As applied to Rinker Group Limited, diluted earnings per share is equivalent to basic earnings per share as there are no potentially dilutive securities for all years presented.

        On April 1, 2002, the Rinker group adopted revised Australian Accounting Standard AASB 1027, "Earnings per Share" ("AASB 1027") which is consistent with SFAS No. 128, "Earnings per Share" under US GAAP. Prior to adoption of revised AASB 1027, there were differences in the methodology used to calculate diluted earnings per share under Australian GAAP and US GAAP. However, such differences did not have an effect as applied to Rinker Group Limited as there are no potentially dilutive securities as indicated above.

2003 and 2002
Weighted number of shares	944,669,796

        J.    Employee entitlements.    Employee entitlement provisions include a liability for long service leave. The assumptions used to calculate this liability are consistent with those used under SFAS 87 "Employers' Accounting for Pensions" for US GAAP.

        K.    Not used.

        L.    Combined statement of financial position—classification differences.    Under Australian GAAP, advances and loans made to associated entities are classified as receivables. Under US GAAP, such advances and loans made to associated entities are classified in the "investments accounted for using the equity method" account.

        M.    Superannuation (pension) fund.    In accounting for defined benefit superannuation funds, Australian GAAP requires the recognition of an expense to the Rinker group only when contributions are paid or payable to the superannuation funds. Under US GAAP, the amount charged to the income statement in each accounting period is the net retirement benefit expense (net periodic pension income) which comprises actual service cost of the plan to the Rinker group and the interest cost of the projected benefit obligations of the fund, less the actual return achieved by the assets invested in the plan and net amortisation and deferral of costs.

        Under US GAAP if an additional minimum pension liability is recognised, an equal amount shall be recognised as an intangible asset, provided that the asset recognised shall not exceed the amount of unrecognised prior service cost. If an additional minimum pension liability required to be recognised exceeds unrecognised prior service cost, the excess (which represents a net loss not yet recognised as net periodic pension cost) shall be reported as a separate component of equity. No such adjustment is required for Australian GAAP. The net impact on fiscal year 2003 was a reduction in US GAAP equity of A$28.3 million (fiscal year 2002: A$7.4 million).

        The following table in relation to the group's defined benefit plan is given for information purposes. In making the calculations the following rates (weighted by total fund assets) have been used:

discount 6.6% (2002: 7.3%), compensation increase 4.3% (2002: 4.3%) and return on assets 8.5% (2002: 9.0%).

	2003 US$	2003 A$	2002 A$
	(million)
Change in benefit obligation
Benefit obligation at the beginning of the financial year	39.3	65.0	62.4
Service cost (excluding expenses)	2.5	4.2	2.0
Interest cost	3.1	5.2	4.3
Amendments	0.4	0.6	(0.1)
Actuarial loss/(gain)	5.0	8.3	4.0
Benefits paid	(2.5)	(4.1)	(2.8)
Initial obligation transferred	4.1	6.8	—
Acquisition	8.4	13.9	—
Foreign exchange adjustment	(4.7)	(7.8)	(4.8)

Benefit obligation at the end of the financial year	55.6	92.1	65.0

Change in plan assets
Fair value of plan assets at the beginning of the financial year	24.4	40.4	48.0
Actual return on plan assets	(3.7)	(6.2)	(2.4)
Employer contribution	5.2	8.6	1.4
Benefits paid and expenses incurred	(2.5)	(4.1)	(2.9)
Initial assets transferred	4.2	6.9	—
Acquisition	8.0	13.2	—
Foreign exchange adjustment	(2.9)	(4.8)	(3.7)

Fair value of plan assets at the end of the financial year	32.7	54.0	40.4

Total funded status	(22.9)	(38.1)	(24.6)

Transitional assets	—	—	(0.1)
Unrecognised net actuarial loss	21.5	35.6	14.9
Unrecognised prior service cost	1.6	2.7	2.5
Intangible asset	(1.6)	(2.7)	(2.5)
Accumulated other comprehensive income	(17.1)	(28.3)	(7.4)

Total net prepaid benefit cost	(18.5)	(30.8)	(17.2)

Components of net periodic benefit cost
Service cost (including expenses)	2.8	4.7	2.5
Interest cost	3.1	5.2	4.3
Expected return on plan assets	(3.1)	(5.2)	(4.4)
Amortisation of transitional assets	(0.1)	(0.1)	(0.1)
Amortisation of prior service cost	0.2	0.3	0.2
Recognised net actuarial loss	0.1	0.1	—

Net periodic pension expense	3.0	5.0	2.5

        N.    Derivatives and hedging.    Effective April 1, 2001, the Rinker group adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended. The standard requires an entity to recognise derivatives as assets or liabilities in the statement of financial position and measure them at fair value. The transition adjustment on April 1, 2001 resulted in a net charge after tax of

A$3.1 million which was recorded in Other Comprehensive Income ("OCI"). Derivatives and hedging activities are managed as part of a formally documented risk management process outlined in the Rinker group's Financial and Commodity Price Risk Management Policy and in detailed Operational Guidelines. The risk management process detailed in the guidelines specifies what is an exposure, when it is recognised, the objectives of the risk management process, the need for a risk management plan, the approved hedging instruments and detailed reporting requirements. The Rinker group's hedging activities are under the direct control and review of the Rinker group's Finance Committee. The general objective of the Rinker group's risk management activities is to reduce the potential variability in financial returns thus contributing to more certainty and stability in profit outcomes.

        Hedge effectiveness.    The Rinker group measures hedge effectiveness through quarterly review of the retrospective and prospective relationship between changes in the value of a hedge and its underlying transaction. The methods used to assess effectiveness are the shortcut method based on criteria as stated in SFAS 133, matched terms method, dollar offset method and regression analysis. To the extent that option contracts are used as hedges, the intrinsic value of the option will be effective if all terms of the contract are matched with the underlying transaction. The time value of options (amounts excluded from the measurement of effectiveness) and any other ineffectiveness is reported through earnings in the current period. For the year ended March 31, 2003, the earnings effect after tax of ineffectiveness was a loss of A$0.8 million (2002: A$0.1 million) and of items excluded from the measurement of effectiveness was a profit of A$nil (2002: A$nil).

        Fair value hedges.    Under SFAS 133, a fair value hedge mitigates exposure to changes in the fair value of an asset, liability or firm commitment. A fair value hedge protects against changes in value caused by variability in prices, costs or rates. The hedged item and the hedging instrument are marked-to-market in the statement of financial position. The resulting gains/losses on the effective portion of both the hedged item and the hedging instrument are recognised currently in earnings and will offset each other. Any movements in ineffectiveness are recorded in earnings in the current period. Hedged items include fixed rate debt.

        Cash flow hedges.    Under SFAS 133, a cash flow hedge mitigates exposure to variable cash flows of a forecast transaction, asset or liability. A cash flow hedge protects against the risk caused by variable prices, costs or rates. The hedging instrument is marked-to-market in the statement of financial position. The resulting gains/losses on the effective portion of a hedging instrument are recorded in OCI. Gains/losses on the ineffective portion of a hedging instrument are recognised currently in earnings. Amounts in OCI are reclassified to earnings when the hedged item is settled and/or otherwise recognized in earnings. Variable cash flows include variable rate debt.

        Net investment hedges.    Under SFAS 133, a net investment hedge mitigates foreign currency exposure of a net investment in a foreign operation. The accounting treatment of net investment hedges under US GAAP is consistent with Australian GAAP.

        Other Derivatives.    Any other derivative transaction that cannot meet the designation requirement as a fair value, cash flow or net investment hedge, will be marked-to-market in earnings in the current period. The following table provides a reconciliation of OCI after tax for the year ended March 31, 2003 relating to SFAS 133.

	2003	2002
	$A million
Opening balance as at April 1	4.2	3.1
Net loss reclassified to earnings	1.2	0.3
Changes in fair value of derivatives	5.5	0.8

Closing balance March 31	10.9	4.2

        Based on SFAS 133 revaluations as at March 31, 2003, Rinker group is expected to recognise a loss after tax through earnings of A$2.8 million on expiring hedging contracts in the next 12 months.

        O.    Unrecognised insurance debtors.    Under Australian GAAP recognition of the insurance recovery is appropriate when management considers it is both probable and measurable. Under US GAAP, recognition of insurance proceeds are appropriate only when a company either receives proceeds or an irrevocable confirmation from the insurer of coverage and the related amount. These conditions have not been met, therefore the insurance debtors are reversed for US GAAP.

        P.    Fair value adjustment.    As discussed in Significant Accounting Policies, as part of an internal restructure prior to the demerger of the Rinker group from CSR Limited, a series of transactions occurred whereby Rinker Group Limited acquired CSR Limited's interest in CSR's heavy building materials businesses (Readymix). Under Australian GAAP, these transactions were accounted for at fair value, resulting in a step-up to fair value of an investment in an associate entity. For all other acquired businesses, fair value approximated book value and therefore no change in value occurred. The purchase was funded by an intercompany loan that was subsequently converted to equity in Rinker group. Under US GAAP, these internal transactions are accounted for at book value as transactions among entities under common control, and the increase in fair value has therefore been reversed.

        Q.    Executive option plan.    Prior to the demerger of the Rinker group from CSR Limited in March 2003, Rinker group employees participated in CSR's Executive Share Option Plan. Under Australian GAAP, no cost attributable to share options issued to Rinker group employees under CSR's Executive Share Option Plan has been recognised in the statement of financial performance. Under US GAAP, the Rinker group accounts for the plan under the recogntion and measurement principles of APB 25. All options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date of the grant. The Executive Share Option Plan is considered a variable plan as the number of shares the executives are entitled to receive are not known at the date of grant. The vesting of the share options is conditional on a share performance measure that is beyond the control of the CSR group; as such, compensation expense is only recognised under APB 25 when the target is achieved.

        During the years ended March 31, 2003 and 2002, certain options vested to Rinker group executives as the share performance targets were met, and accordingly, the Rinker group recognised compensation expense under APB 25 based on the excess of the market price on the measurement date over the exercise price of the share options held by Rinker group employees. In addition, as a consequence of the demerger, CSR Limited declared a special circumstance in February 2003, which allowed all eligible options held by Rinker group executives to be exercised prior to the demerger taking effect. All options satisfied the performance hurdle and could be exercised during the trading window from late February to April 4, 2003.

        An estimate of options held by Rinker group employees used to calculate Rinker group compensation expense relating to CSR's Executive Share Option Plan is as follows:

	No. CSR options	Weighted-average exercise price A$
	(options in thousands)
On issue March 31, 2001	5,928	4.10
issued	1,480	6.96
converted	(1,669)	3.98
lapsed	(337)	4.29

On issue March 31, 2002	5,402	4.97
issued	287	6.39
converted	(3,489)	4.38
lapsed	(212)	5.92

On issue March 31, 2003	1,988	6.33

        For those options outstanding as at March 31, 2003, the exercise price ranges from A$3.86 to A$7.03 and the weighted-average contractual life is less than one year.

        Of the CSR options held by Rinker group executives outstanding as at March 31, 2003, 18,200 options have since been exercised. Following the demerger, CSR's share price has been trading at approximately 25% of its pre-demerger value; consequently, these remaining options are unlikely to be exercised and will lapse by February 2004.

        Further, Rinker Materials' senior managers entered into an agreement not to exercise all of their options and instead received a cash payment under the long-term incentive scheme. The options not exercised by the Rinker Materials' senior managers will formally lapse in December 2003.

        The Rinker group has determined the pro-forma information (below) under the fair value method of SFAS 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions for options issued in each year:

	2003	2002
Risk-free interest rate	5.89%	5.41%
Dividend yield	3.65%	3.20%
Volatility factor	23.6%	20.7%
Weighted-average expected life (yrs)	4.21	4.44

        The weighted-average fair values of options granted in 2003 and 2002 were A$1.30 and A$1.33 per option, respectively. In accordance with SFAS 148, the following table illustrates the effect on US

GAAP net income and earnings per share if the Rinker group had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

Year ended March 31	2003	2002
	$A million
Net income, as reported	458.5	328.4
Add: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	5.3	2.9

Pro forma net income	463.8	331.3

Earnings per share: (A$ per share)
Basic and diluted—as reported	0.49	0.35
Basic and diluted—proforma	0.49	0.35

39    Consolidating financial information

Rinker Materials Corporation and its controlled entities

        Rinker Materials Corporation is a 100% owned subsidiary of Rinker Group Limited. As part of the financial restructuring to accommodate the demerger, certain outstanding US$ bonds were restructured. In particular, the indenture governing the US$250 million bonds due on July 21, 2005 paying interest of 6.875% per annum issued by Rinker Materials Corporation and guaranteed by CSR Limited was amended to add Rinker Group Limited as guarantor of Rinker Materials Corporation's obligations under that indenture on the same terms and conditions as the existing guarantee from CSR Limited. Rinker Group Limited and Rinker Materials Corporation agreed to indemnify CSR Limited for any obligations that come due under the guarantee of CSR Limited in respect of these bonds. To support its indemnity, Rinker Materials Corporation has procured, under its US$1,077.5 million credit facilities, bank letters of credit for the benefit of CSR Limited, for any obligations that come due under CSR Limited's guarantee obligations in respect of these bonds.

        Rinker Group Limited is providing in its combined financial statements included in this registration statement on Form 20-F certain financial information regarding Rinker Materials Corporation. Rinker Group Limited understands that CSR Limited will also be providing in its consolidated financial statements to be included in its annual report on Form 20-F certain financial information regarding Rinker Materials Corporation which prior to demerger, was a 100% indirectly owned subsidiary of CSR Limited. In light of this financial information provided by Rinker Group Limited and CSR Limited and the fact the bonds issued by Rinker Materials Corporation and due on July 21, 2005 are fully and unconditionally guaranteed by Rinker Group Limited and CSR Limited as well as the fact that bank letters of credit have been obtained for the benefit of CSR Limited to support the indemnity of Rinker Materials Corporation and Rinker Group Limited to CSR Limited for any obligations that come due under CSR Limited's guarantee obligations in respect of these bonds, Rinker Group Limited does not believe that separate, more formal financial statements of Rinker Materials Corporation would be material to investors investing in these bonds.

        Rinker Materials Corporation is a corporation duly incorporated and in good standing in the State of Georgia (the jurisdiction in which it is incorporated), and is entitled to declare dividends and make loans to the extent legally permissible under the laws of the State of Georgia. In the event that Rinker Materials Corporation fails to pay the holders of the bonds due July 21, 2005 directly, thereby requiring Rinker Group Limited to make payment pursuant to the terms of its full and unconditional guarantee of those bonds, there is no impediment to Rinker Group Limited obtaining reimbursement for any such payments through dividends or loans from Rinker Materials Corporation or to the full extent that such dividends or loans are permitted under applicable law.

        The following consolidating financial information for Rinker Group Limited has been prepared in accordance with Australian Generally Accepted Accounting Principles (Australian GAAP) based on the requirements of the Securities and Exchange Commission's revised Rule 3-10 of Regulation S-X, which requires investments in subsidiaries to be equity accounted by the parent entity (Rinker Group Limited).

	Year ended March 31, 2003
Combined Statement of financial performance	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non-guarantor subsidiaries	Consolidation adjustments	Rinker Group Combined
	A$ million
Trading revenue—sale of goods	—	4217.6	1014.1	—	5231.7
Cost of sales	—	(2424.2)	(705.3)	4.0	(3125.5)
Warehouse and distribution costs	—	(812.6)	(119.6)	—	(932.2)
Selling costs	—	(77.7)	(20.5)	—	(98.2)
Administration and other operating costs	(13.4)	(341.0)	(84.8)	—	(439.2)
Equity accounted result of subsidiaries (less dividends received)	374.9	—	—	(374.9)	—
Share of partnership net income	—	—	(0.3)	—	(0.3)
Share of associate entities' net profit	—	(0.4)	25.0	—	24.6

Operating profit	361.5	561.7	108.6	(370.9)	660.9
Other revenue from ordinary activities	—	93.5	36.2	—	129.7
Other expenses from ordinary activities	—	(76.2)	(16.5)	—	(92.7)
Dividend income from controlled entities	16.1	—	—	(16.1)	—
Dividend income from others	—	0.2	—	—	0.2

Profit from ordinary activities before finance and income tax	377.6	579.2	128.3	(387.0)	698.1
Interest income	—	0.3	0.3	—	0.6
Borrowing costs	—	(103.7)	(1.2)	—	(104.9)

Profit from ordinary activities before income tax	377.6	475.8	127.4	(387.0)	593.8
Income tax benefit (expense) relating to ordinary activities	4.0	(188.0)	(22.5)	(1.6)	(208.1)

Net Profit before outside equity interests	381.6	287.8	104.9	(388.6)	385.7
Net profit attributable to outside equity interests	—	(2.3)	(1.8)	—	(4.1)

Net profit attributable to members of Rinker Group Limited	381.6	285.5	103.1	(388.6)	381.6
(Decrease)/increase in currency translation reserve arising on translation of self-sustaining foreign operations	—	(235.1)	(8.8)	(1.8)	(245.7)

Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	—	(235.1)	(8.8)	(1.8)	(245.7)

Total changes in equity other than those resulting from transactions with owners as owners	381.6	50.4	94.3	(390.4)	135.9

	Year ended March 31, 2002
Combined Statement of financial performance	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non-guarantor subsidiaries	Consolidation adjustments	Rinker Group Combined
	A$ million
Trading revenue—sale of goods	—	4115.5	925.5	—	5041.0
Cost of sales	—	(2335.3)	(683.1)	1.3	(3017.1)
Warehouse and distribution costs	—	(765.5)	(121.7)	—	(887.2)
Selling costs	—	(75.0)	(18.4)	—	(93.4)
Administration and other operating costs	(13.4)	(352.6)	(71.4)	—	(437.4)
Equity accounted result of subsidiaries (less dividends received)	338.7	—	—	(338.7)	—
Share of partnership net income	—	—	(0.3)	—	(0.3)
Share of associate entities' net profit	—	—	23.5	—	23.5

Operating profit	325.3	587.1	54.1	(337.4)	629.1
Other revenue from ordinary activities	—	66.3	17.9	—	84.2
Other expenses from ordinary activities	—	(56.6)	(11.3)	—	(67.9)
Dividend income from controlled entities	—	—	—	—	—
Dividend income from others	—	0.3	—	—	0.3

Profit from ordinary activities before finance and income tax	325.3	597.1	60.7	(337.4)	645.7
Interest income	—	1.0	0.4	—	1.4
Borrowing costs	—	(122.1)	(3.0)	—	(125.1)

Profit from ordinary activities before income tax	325.3	476.0	58.1	(337.4)	522.0
Income tax benefit (expense) relating to ordinary activities	4.0	(185.2)	(9.9)	(0.4)	(191.5)

Net Profit before outside equity interests	329.3	290.8	48.2	(337.8)	330.5
Net profit attributable to outside equity interests	—	(0.7)	(0.5)	—	(1.2)

Net profit attributable to members of Rinker Group Limited	329.3	290.1	47.7	(337.8)	329.3
(Decrease)/increase in currency translation reserve arising on translation of self-sustaining foreign operations	—	(125.2)	(1.1)	(1.0)	(127.3)

Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	—	(125.2)	(1.1)	(1.0)	(127.3)

Total changes in equity other than those resulting from transactions with owners as owners	329.3	164.9	46.6	(338.8)	202.0

	Year ended March 31, 2001
Combined Statement of financial performance	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non-guarantor subsidiaries	Consolidation adjustments	Rinker Group Combined
	A$ million
Trading revenue—sale of goods	—	3589.5	922.5	—	4512.0
Cost of sales	—	(2105.0)	(702.8)	3.4	(2804.4)
Warehouse and distribution costs	—	(630.6)	(90.1)	—	(720.7)
Selling costs	—	(68.6)	(19.4)	—	(88.0)
Administration and other operating costs	(13.4)	(296.1)	(85.2)	—	(394.7)
Equity accounted result of subsidiaries (less dividends received)	234.0	—	—	(234.0)	—
Share of partnership net income	—	0.9	(1.7)	—	(0.8)
Share of associate entities' net profit	—	—	27.0	—	27.0

Operating profit	220.6	490.1	50.3	(230.6)	530.4
Other revenue from ordinary activities	—	78.2	4.8	—	83.0
Other expenses from ordinary activities	—	(75.9)	(41.6)	—	(117.5)
Dividend income from others	—	0.6	—	—	0.6

Profit from ordinary activities before finance and income tax	220.6	493.0	13.5	(230.6)	496.5
Interest income	—	3.2	0.6	—	3.8
Borrowing costs	—	(134.6)	(1.6)	—	(136.2)

Profit from ordinary activities before income tax	220.6	361.6	12.5	(230.6)	364.1
Income tax benefit (expense) relating to ordinary activities	4.0	(136.3)	(9.6)	(1.4)	(143.3)

Net Profit before outside equity interests	224.6	225.3	2.9	(232.0)	220.8
Net loss attributable to outside equity interests	—	0.1	3.7	—	3.8

Net profit attributable to members of Rinker Group Limited	224.6	225.4	6.6	(232.0)	224.6
Increase/(decrease) in asset revaluation reserve arising on revaluation of property, plant and equipment	—	12.5	(13.2)	—	(0.7)
Increase in currency translation reserve arising on translation of self-sustaining foreign operations	—	302.6	13.8	2.5	318.9

Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	—	315.1	0.6	2.5	318.2

Total changes in equity other than those resulting from transactions with owners as owners	224.6	540.5	7.2	(229.5)	542.8

	Year ended March 31, 2003
Combined statement of financial position	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Other Consolidation adjustments	Rinker Group Combined
	A$ million
Current assets
Cash	—	47.1	137.0	0.7	184.8
Cash available from CSR Limited	—	255.3	—	—	255.3
Receivables	60.8	557.4	201.5	(34.1)	785.6
Inventories	—	293.4	70.2	24.6	388.2
Other	—	29.8	7.8	—	37.6

Current assets	60.8	1183.0	416.5	(8.8)	1651.5

Non-current assets
Receivables	340.9	8.0	838.2	(1,133.5)	53.6
Inventories	—	77.3	—	—	77.3
Equity accounted investment in subsidiaries	579.8	—	—	(579.8)	—
Investments accounted for using the equity method	—	7.9	252.6	—	260.5
Other financial assets	2147.8	14.8	847.0	(2,994.8)	14.8
Property, plant and equipment	—	2163.8	503.0	—	2666.8
Intangibles	—	1489.1	3.6	—	1492.7
Deferred income tax assets	2.9	80.9	17.3	—	101.1
Other assets	—	50.3	26.3	—	76.6

Non-current assets	3071.4	3892.1	2488.0	(4708.1)	4743.4

Total assets	3132.2	5075.1	2904.5	(4716.9)	6394.9

Current liabilities
Payables	10.7	712.4	178.5	(291.3)	610.3
Interest-bearing liabilities	—	262.2	7.0	—	269.2
Income tax liabilities	0.5	15.6	0.9	—	17.0
Provisions	—	112.8	18.4	0.1	131.3

Current liabilities	11.2	1103.0	204.8	(291.2)	1027.8

Non-current liabilities
Payables	—	31.6	4.3	—	35.9
Interest-bearing liabilities	—	1728.3	1,702.7	(1,680.3)	1750.7
Deferred income tax liabilities	—	274.6	53.1	9.7	337.4
Provisions	0.7	73.2	32.7	(0.7)	105.9

Non-current liabilities	0.7	2107.7	1792.8	(1671.3)	2229.9

Total liabilities	11.9	3210.7	1997.6	(1962.5)	3257.7

Net assets	3120.3	1864.4	906.9	(2754.4)	3137.2

Equity
Contributed equity	2285.4	1177.5	876.1	(2,053.6)	2285.4
Reserves	16.4	92.6	12.0	(13.1)	107.9
Retained profits	818.5	585.3	10.9	(687.7)	727.0

Equity attributable to members of Rinker Group Limited	3120.3	1855.4	899.0	(2754.4)	3120.3
Outside equity interests in controlled entities	—	9.0	7.9	—	16.9

Total equity	3120.3	1864.4	906.9	(2754.4)	3137.2

	Year ended March 31, 2002
Combined statement of financial position	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Other Consolidation adjustments	Rinker Group Combined
	A$ million
Current assets
Cash	—	7.0	21.0	—	28.0
Receivables	254.5	531.6	294.8	(388.5)	692.4
Inventories	—	320.7	71.1	23.4	415.2
Other	—	19.2	3.5	—	22.7

Current assets	254.5	878.5	390.4	(365.1)	1158.3

Non-current assets
Receivables	13.0	7.0	1542.7	(1,546.9)	15.8
Inventories	—	90.1	4.1	—	94.2
Equity accounted investment in subsidiaries	1576.3	—	—	(1,576.3)	—
Investments accounted for using the equity method	—	—	178.5	—	178.5
Other financial assets	1360.2	11.5	367.4	(1,727.5)	11.6
Property, plant and equipment	—	2217.3	519.6	(3.0)	2733.9
Intangibles	—	1068.7	4.7	—	1073.4
Deferred income tax assets	—	94.8	25.8	(12.1)	108.5
Other assets	—	67.2	26.4	(5.7)	87.9

Non-current assets	2949.5	3556.6	2669.2	(4871.5)	4303.8

Total assets	3204.0	4435.1	3059.6	(5236.6)	5462.1

Current liabilities
Payables	691.6	686.8	641.2	(1,461.6)	558.0
Interest-bearing liabilities	—	5.9	31.5	264.7	302.1
Income tax liabilities	—	12.0	11.8	(11.3)	12.5
Provisions	—	75.8	20.2	6.2	102.2

Current liabilities	691.6	780.5	704.7	(1202.0)	974.8

Non-current liabilities
Payables	—	41.8	0.5	—	42.3
Interest-bearing liabilities	0.1	1497.1	1255.6	(1,255.8)	1497.0
Deferred income tax liabilities	—	245.7	52.0	7.7	305.4
Provisions	—	57.6	30.9	(1.1)	87.4

Non-current liabilities	0.1	1842.2	1339.0	(1249.2)	1932.1

Total liabilities	691.7	2622.7	2043.7	(2451.2)	2906.9

Net assets	2512.3	1812.4	1015.9	(2785.4)	2555.2

Equity
Contributed equity	840.1	1177.5	400.4	(590.4)	1827.6
Reserves	16.4	340.0	34.6	(37.4)	353.6
Retained profits	1686.2	287.6	576.1	(2,188.4)	361.5

Equity attributable to members of Rinker Group Limited	2542.7	1805.1	1011.1	(2816.2)	2542.7
Outside equity interests in controlled entities	—	7.3	4.8	0.4	12.5

Total equity	2542.7	1812.4	1015.9	(2815.8)	2555.2

	Year ended March 31, 2003
Combined Statement of cash flows	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non-guarantor companies(a)	Consolidation adjustments	Rinker Group Combined
	A$ million
Cash flows from operating activities
Receipts from customers	—	4,265.7	1099.1		5364.8
Payments to suppliers and employees	—	(3,433.4)	(881.2)		(4314.6)
Dividends, and distributions from associate entities and controlled entities	—	0.2	33.9		34.1
Interest received	—	0.9	0.3		1.2
Income taxes paid	—	(145.1)	(27.7)		(172.8)

Net cash from operating activities	—	688.3	224.4	—	912.7

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets	—	(170.9)	(62.6)		(233.5)
Proceeds from sale of property, plant and equipment and other non-current assets	—	50.5	27.1		77.6
Purchase of controlled entities and businesses net of cash acquired	—	(971.8)	—		(971.8)
Proceeds from sale of interests in controlled entities and businesses	—	45.5	—		45.5
Loans and receivables advanced	—	—	(3.9)		(3.9)
Loans and receivables repaid	—	2.5	—		2.5

Net cash (used in) from investing activities	—	(1044.2)	(39.4)	—	(1083.6)

Cash flows from financing activities
Net proceeds from (repayment of) borrowings	—	465.2	(43.0)		422.2
Net financing of controlled entities	—	23.5	(23.5)
Interest and other finance costs paid	—	(88.7)	(0.9)		(89.6)

Net cash used in financing activities	—	400.0	(67.4)	—	332.6

Net (decrease) increase in cash held	—	44.1	117.6	—	161.7
Cash at the beginning of the financial year	—	7.0	21.0		28.0
Effects of exchange rate changes	—	(4.0)	(0.9)		(4.9)

Net cash at the end of the financial year	—	47.1	137.7	—	184.8

(a)
Includes allocations from CSR Limited and other legal entities that carried out businesses now operated by the Rinker group.

	Year ended March 31, 2002
Combined Statement of cash flows	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor companies(a)	Consolidation adjustments	Rinker Group Combined
	A$ million
Cash flows from operating activities
Receipts from customers	—	4134.0	1025.8		5159.8
Payments to suppliers and employees	—	(3247.4)	(921.4)		(4168.8)
Dividends, and distributions from associate entities and controlled entities	—	0.3	22.6		22.9
Interest received	—	3.7	(2.3)		1.4
Income taxes paid	—	(135.6)	(11.3)		(146.9)

Net cash from operating activities	—	755.0	113.4	—	868.4

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets	—	(281.3)	(42.2)		(323.5)
Proceeds from sale of property, plant and equipment and other non-current assets	—	33.8	11.5		45.3
Purchase of controlled entities and businesses net of cash acquired	—	(157.3)	—		(157.3)
Proceeds from sale of interests in controlled entities and businesses	—	32.6	—		32.6
Loans and receivables advanced	—	(0.2)	(0.9)		(1.1)
Loans and receivables repaid	—	9.9	—		9.9

Net cash (used in) from investing activities	—	(362.5)	(31.6)	—	(394.1)

Cash flows from financing activities
Proceeds from issue of shares to Rinker Group Limited shareholders	—		—		—
Net proceeds from (repayment of) borrowings	—	(253.0)	(136.9)		(389.9)
Net financing of controlled entities	—	(73.2)	73.2		—
Dividends paid	—	(1.1)	—		(1.1)
Interest and other finance costs paid	—	(95.8)	(16.0)		(111.8)

Net cash used in financing activities	—	(423.1)	(79.7)	—	(502.8)

Net (decrease) increase in cash held	—	(30.6)	2.1	—	(28.5)
Cash at the beginning of the financial year	—	38.7	19.7		58.4
Effects of exchange rate changes	—	(1.1)	(0.8)		(1.9)

Net cash at the end of the financial year	—	7.0	21.0	—	28.0

(a)
Includes allocations from CSR Limited and other legal entities that carried out businesses now operated by the Rinker group.

	Year ended March 31, 2001
Combined Statement of cash flows	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor companies(a)	Consolidation adjustments	Rinker Group Combined
	A$ million
Cash flows from operating activities
Receipts from customers	—	3661.7	995.3		4657.0
Payments to suppliers and employees	—	(2910.8)	(926.4)		(3837.2)
Dividends, and distributions from associate entities and controlled entities	—	1.5	18.8		20.3
Interest received	—	3.9	(0.1)		3.8
Income taxes paid	—	(130.9)	5.0		(125.9)

Net cash from operating activities	—	625.4	92.6	—	718.0

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets	—	(273.4)	(44.9)		(318.3)
Proceeds from sale of property, plant and equipment and other non-current assets	—	53.2	10.9		64.1
Purchase of controlled entities and businesses net of cash acquired	—	(1090.2)			(1090.2)
Return of capital from associate entities	—		5.6		5.6
Proceeds from sale of interests in controlled entities and businesses	—	22.7	0.3		23.0
Loans and receivables advanced	—	(1.3)	(0.5)		(1.8)
Loans and receivables repaid	—	4.4	—		4.4

Net cash from (used in) investing activities	—	(1284.6)	(28.6)	—	(1313.2)

Cash flows from financing activities
Proceeds from issue of shares to Rinker Group shareholders	—		2.6		2.6
Net proceeds from borrowings	—	418.7	290.8		709.5
Net financing of controlled entities	—	356.4	(356.4)		—
Interest and other finance costs paid	—	(130.0)	(5.2)		(135.2)

Net cash (used in) from financing activities	—	645.1	(68.2)	—	576.9

Net increase (decrease) in cash held	—	(14.1)	(4.2)	—	(18.3)
Cash at the beginning of the financial year	—	42.3	22.8		65.1
Effects of exchange rate changes	—	10.5	1.1		11.6

Net cash at the end of the financial year	—	38.7	19.7	—	58.4

(a)
Includes allocations from CSR Limited and other legal entities that carried out businesses now operated by the Rinker group.

	Year ended March 31, 2003
United States generally accepted accounting principles (US GAAP) information	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non-guarantor subsidiaries	Consolidation adjustments	Rinker Group Combined
	A$ million
Reconciliation of net profit
Profit from ordinary activities after income tax attributable to members of Rinker Group Limited	381.6	285.5	103.1	(388.6)	381.6

Revaluation of non-current assets	—	8.3	5.2		13.5
Employee shares and share loans (Universal share/option plan)	(1.7)	—	—		(1.7)
Other	—	(0.9)	—		(0.9)
Amortisation of goodwill written back	—	82.6	0.4		83.0
Superannuation (pension) fund	—	3.6	—		3.6
Derivatives and hedging	—	(1.2)	—		(1.2)
Unrecognised insurance debtors	—	(2.3)	(3.9)		(6.2)
Executive option plan	(6.8)	—	—		(6.8)
Deferred tax effect of US GAAP adjustments	—	(7.8)	1.4		(6.4)
Equity accounted result of subsidiaries	85.4	—	—	(85.4)	—

	76.9	82.3	3.1	(85.4)	76.9

US GAAP net profit attributable to members of Rinker Group Limited	458.5	367.8	106.2	(474.0)	458.5

Reconciliation of equity
Equity attributable to members of Rinker Group Limited	3120.3	1855.4	899.0	(2754.4)	3120.3

Net effect of US GAAP adjustments on items within the statement of financial position
Current assets
receivables (reclassify loans and receivables to associate entities)	—	—	(15.0)		(15.0)
receivables (insurance)	—	(2.3)	(3.9)		(6.2)
deferred income tax assets (reclassification from non-current)	0.9	51.8	3.2		55.9
deferred income tax assets (derivative instruments and hedging)	—	1.7	—		1.7
Non-current assets
property, plant and equipment (revaluation and impairment)	—	(57.0)	(48.4)		(105.4)
property, plant and equipment (other)	—	1.6	—		1.6
intangibles (acquisition accounting goodwill)	—	90.9	—		90.9
intangibles (reverse capitalisation of tradenames)	—	(3.9)	—		(3.9)
intangibles (reverse SFAS 142 goodwill amortisation)	—	83.0	0.4		83.4
intangibles (superannuation (pension) fund)	—	2.7	—		2.7
receivables (reclassify loans to associate entities)	—	—	(41.7)		(41.7)
deferred income tax assets (reclassification to current)	(2.9)	(47.0)	(17.2)		(67.1)
equity accounted result of subsidiaries	(166.1)	—	—	166.1	—
investments accounted for using the equity method (reclassify loans)	—	—	56.7		56.7
investments accounted for using the equity method (fair value adjustment)	—	—	(88.0)		(88.0)
receivables (employee share loans)	—	(3.6)	—		(3.6)
other (superannuation (pension) fund)	—	(7.4)	—		(7.4)
other	—	(5.7)	0.8		(4.9)
Current liabilities
deferred income tax liabilities (reclassification from non-current)	—	(38.4)	—		(38.4)
other financial liabilities (derivative instruments and hedging)	—	(4.5)	—		(4.5)
other (minimum pension liability)	—	(31.0)	—		(31.0)
Non-current liabilities
deferred income tax liabilities (acquisition accounting)	—	(100.1)	—		(100.1)
deferred income tax liabilities (reclassification to current)	2.0	38.4	14.1		54.5
deferred income tax liabilities (US GAAP profit adjustments)	—	11.5	5.9		17.4
other financial liabilities (derivative instruments and hedging)	—	(13.7)	—		(13.7)

	(166.1)	(33.0)	(133.1)	166.1	(166.1)

US GAAP equity attributable to members of Rinker Group Limited	2954.2	1822.4	765.9	(2588.3)	2954.2

	Year ended March 31, 2002
United States generally accepted accounting principles (US GAAP) information	Rinker Group Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consol- idation adjustments	Rinker Group Combined
	A$ million
Reconciliation of net profit
Profit from ordinary activities after income tax attributable to members of Rinker Group Limited	329.3	290.1	47.7	(337.8)	329.3

Revaluation of non-current assets	—	10.6	2.8		13.4
Restructure and rationalisation	—	—	(3.0)		(3.0)
Acquisition accounting	—	(3.8)	0.1		(3.7)
Employee shares and share loans (Universal share/option plan)	(1.4)	—	—		(1.4)
Other	—	0.8	(1.0)		(0.2)
Amortisation of goodwill written back	—	0.5	—		0.5
Superannuation (pension) fund	—	(1.0)	—		(1.0)
Derivatives and hedging	—	(0.3)	—		(0.3)
Executive option plan	(4.2)		—		(4.2)
Deferred tax effect of US GAAP adjustments	—	(2.1)	1.1		(1.0)
Equity accounted result of subsidiaries	4.7	—	—	(4.7)	—

	(0.9)	4.7	—	(4.7)	(0.9)

US GAAP net profit attributable to members of Rinker Group Limited	328.4	294.8	47.7	(342.5)	328.4

Reconciliation of equity
Equity attributable to members of Rinker Group Limited	2542.7	1805.1	1011.1	(2816.2)	2542.7

Net effect of US GAAP adjustments on items within the statement of financial position
Current assets
receivables (reclassify loans and receivables to associate entities)	—	—	(31.0)		(31.0)
deferred income tax assets (reclassification from non-current)	—	56.1	6.5		62.6
deferred income tax assets (derivative instruments and hedging)	—	0.8	—		0.8
Non-current assets
property, plant and equipment (revaluation and impairment)	—	(74.1)	(53.5)		(127.6)
property, plant and equipment (other)	—	0.8	—		0.8
intangibles (acquisition accounting goodwill)	—	104.5	—		104.5
intangibles (reverse capitalisation of tradenames)	—	(4.0)	—		(4.0)
intangibles (reverse SFAS 142 goodwill amortisation)	—	0.5	—		0.5
intangibles (superannuation (pension) fund)	—	2.5	—		2.5
receivables (reclassify loans to associate entities)	—	—	(8.8)		(8.8)
deferred income tax assets (reclassification to current)	—	(54.9)	(13.0)		(67.9)
equity accounted result of subsidiaries	(148.1)	—	—	148.1	—
other financial assets (derivative instruments and hedging)	—	10.2	—		10.2
investments accounted for using the equity method (reclassify loans)	—	—	39.8		39.8
receivables (employee share loans)	—	(5.5)	—		(5.5)
other (superannuation (pension) fund)	—	(12.8)	—		(12.8)
other	—	(5.7)	0.9		(4.8)
Current liabilities
deferred income tax liabilities (reclassification from non-current)	—	(26.3)	—		(26.3)
other financial liabilities (derivative instruments and hedging)	—	(1.7)	—		(1.7)
other (minimum pension liability)	—	(9.9)	—		(9.9)
Non-current liabilities
deferred income tax liabilities (acquisition accounting)	—	(119.4)	—		(119.4)
deferred income tax liabilities (reclassification to current)	—	26.3	6.5		32.8
deferred income tax liabilities (US GAAP profit adjustments)	—	27.7	4.7		32.4
other financial liabilities (derivative instruments and hedging)	—	(15.3)	—		(15.3)

	(148.1)	(100.2)	(47.9)	148.1	(148.1)

US GAAP equity attributable to members of Rinker Group Limited	2394.6	1704.9	963.2	(2668.1)	2394.6

RINKER GROUP LIMITED
(Australian Business Number 51 003 433 118)
AND CONTROLLED ENTITIES

UNAUDITED PRO FORMA COMBINED STATEMENT
OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED MARCH 31, 2003

PREPARED IN ACCORDANCE
WITH AUSTRALIAN GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES
EXCEPT WHERE NOTED

AMOUNTS ARE STATED IN AUSTRALIAN DOLLARS (A$) EXCEPT WHERE NOTED

RINKER GROUP LIMITED AND CONTROLLED ENTITIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL PERFORMANCE

Contents	Page
Unaudited Pro Forma Combined Statement of Financial Performance	P4
Unaudited Reconciliation of Pro Forma Net Profit from Australian GAAP to US GAAP	P5
Notes to the Unaudited Pro Forma Combined Statement of Financial Performance	P6

RINKER GROUP LIMITED AND CONTROLLED ENTITIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL PERFORMANCE

        The following unaudited pro forma combined statement of financial performance for the year ended March 31, 2003 is derived by applying pro forma adjustments to the historical audited combined statement of financial performance of Rinker Group Limited and its controlled entities (the "Rinker group") for the year ended March 31, 2003, included elsewhere in this registration statement. The unaudited pro forma statement of financial performance gives effect to the acquisition of Kiewit Materials Company ("Kiewit") as if it occurred on April 1, 2002. See "Item 4. Information on the Rinker Group—B. Business Overview—Major Acquisitions—Kiewit" elsewhere in this registration statement.

        The adjustments necessary to fairly present the unaudited pro forma combined statement of financial performance are based upon available information and assumptions that management believes are reasonable. Please see the accompanying notes for a more detailed discussion of how the pro forma adjustments are presented in the unaudited pro forma combined statement of financial performance.

        The unaudited pro forma combined statement of financial performance is presented for illustrative purposes only and does not purport to present what the actual financial performance of the Rinker group would have been had the acquisition of Kiewit actually occurred on April 1, 2002 or to project the Rinker group's financial performance for any future period.

        The unaudited pro forma combined statement of financial performance should be read in connection with, and is qualified by reference to, the historical audited combined financial statements of the Rinker group, "Item 4. Information on the Rinker group" and "Item 5. Operating and Financial Review and Prospects" presented elsewhere in this registration statement. The Rinker group's historical audited combined financial statements are prepared in accordance with accounting principles generally accepted in Australia ("Australian GAAP"), which differ in certain material respects from accounting principles generally accepted in the United States of America ("US GAAP"). See Note 38 to the historical audited combined financial statements of the Rinker group included elsewhere in this registration statement for a description of the principal differences between Australian GAAP and US GAAP as they relate to the Rinker group and a reconciliation of net profit and shareholders' equity for the years and as at the dates therein indicated.

RINKER GROUP LIMITED AND CONTROLLED ENTITIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED MARCH 31, 2003

A$ millions, except per share data	Note Ref		Rinker Group Historical(a)	Kiewit April 1, 2002 to September 26, 2002(b)	Pro Forma Adjustments	Pro Forma
Trading revenue—sale of goods			5,231.7	459.0		5,690.7
Cost of sales			(3,125.5)	(277.5)		(3,403.0)
Warehouse and distribution costs			(932.2)	(73.7)		(1,005.9)
Selling costs			(98.2)	(4.6)		(102.8)
Administration and other costs	3(a	)	(439.2)	(43.4)	(17.4)	(500.0)
Share of partnership income			(0.3)	—		(0.3)
Share of associate entities net profit			24.6	3.3		27.9

Operating profit			660.9	63.1	(17.4)	706.6
Other revenue from ordinary activities			129.7	2.9		132.6
Other expenses from ordinary activities			(92.7)	(7.8)		(100.5)
Divided income from others			0.2	—		0.2

Profit from ordinary activities before finance and income tax expense			698.1	58.2	(17.4)	738.9
Interest expense			0.6	—		0.6
Borrowing costs			(104.9)	—		(104.9)

Profit from ordinary activities before income tax			593.8	58.2	(17.4)	634.6
Income tax expense relating to ordinary activities	3(b	)	(208.1)	(21.0)	0.5	(228.6)

Profit from ordinary activities after income tax			385.7	37.2	(16.9)	406.0
Net profit attributable to outside equity interest			4.1	—	—	4.1

Net profit attributable to members of Rinker Group Limited			381.6	37.2	(16.9)	401.9

Basic and diluted earnings per share—A$			0.40			0.43
Basic and diluted weighted average number of shares outstanding—millions(c)			944.7			944.7

(a)
Reflects the historical financial performance of the Rinker group on an Australian GAAP basis as reported in the historical audited combined statement of financial performance of the Rinker group for the year ended March 31, 2003, included elsewhere in this registration statement.

(b)
Derived from US GAAP management accounts for Kiewit for the period from April 1, 2002 to September 26, 2002, converted to Australian GAAP for the applicable significant GAAP differences identified in Note 4.

(c)
Represents the number of ordinary shares outstanding after the demerger of the Rinker group from CSR Limited and subsequent issuance of shares to CSR Limited shareholders. See Note 22 to the historical audited combined financial statements of the Rinker group included elsewhere in this registration statement.

The above unaudited pro forma combined statement of financial performance should be read in conjunction with the accompanying notes.

RINKER GROUP LIMITED AND CONTROLLED ENTITIES

UNAUDITED RECONCILIATION OF PRO FORMA NET PROFIT FROM AUSTRALIAN GAAP TO US GAAP
FOR THE YEAR ENDED MARCH 31, 2003

	Note Ref	Year ended March 31, 2003
Pro forma net profit attributable to members of Rinker Group Limited in accordance with Australian GAAP		401.9
US GAAP adjustments
—Revaluation of non-current assets	4(A)	13.5
—Employee share loans (universal share/option plan)	4(B)	(1.7)
—Other	4(C)	(0.9)
—Amortisation of goodwill written back	4(D)	100.4
—Superannuation (pension) fund	4(E)	3.6
—Derivatives and hedging	4(F)	(1.2)
—Unrecognised insurance debtors	4(G)	(6.2)
—Executive option plan	4(H)	(6.8)
—Deferred tax effect of US GAAP adjustments		(6.9)

		93.8

Pro forma net profit attributable to members of Rinker Group Limited in accordance with US GAAP		495.7

Pro forma basic and diluted earnings per share in accordance with US GAAP		0.52
Basic and diluted weighted average number of shares outstanding—millions(a)		944.7

(a)
Represents the number of ordinary shares outstanding after the demerger of the Rinker group from CSR Limited and subsequent issuance of shares to CSR Limited shareholders. See Note 22 to the historical audited combined financial statements of the Rinker group included elsewhere in this registration statement.

The above unaudited reconciliation of pro forma net profit from Australian GAAP to US GAAP should be read in conjunction with the accompanying notes

RINKER GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL PERFORMANCE

1.     Basis of presentation

        The unaudited pro forma combined statement of financial performance has been prepared in accordance with Australian GAAP and is presented in Australian dollars. Australian GAAP differs in certain material respects from US GAAP. For a description of the differences between Australian GAAP and US GAAP as they relate to the Rinker group statement of financial performance and the related effect on the unaudited pro forma combined statement of financial performance, see Note 4 below.

2.     Acquisition of Kiewit Materials Company

        On September 26, 2002, Rinker Materials Corporation, a United States based subsidiary of Rinker Group Limited, acquired 100% of the United States based holding company Kiewit, which owns some non wholly-owned controlled entities with outside equity interests. Pro forma adjustments have been posted to reflect the impact of this acquisition as though it had been completed on April 1, 2002, the beginning of the financial year. The financial results of Kiewit for the period September 27, 2002 to March 31, 2003 are reflected within the historical audited combined financial statements of the Rinker group, included elsewhere in this registration statement.

        Consideration paid, plus acquisition costs, on the acquisition of Kiewit was A$996.9 million (US$542.5 million).

A$ million
Cash	34.4
Receivables	122.9
Inventories	27.0
Other current assets	5.4
Investments	9.2
Property, plant and equipment	301.0
Intangibles	0.5
Other non-current assets	17.7
Payables	(100.0)
Interest bearing liabilities	(5.1)
Provisions	(108.2)
Outside equity interests	(2.4)

302.4
Goodwill acquired	694.5

Total consideration	996.9

3.     Pro forma adjustments

(a)    Goodwill amortisation

        In accordance with Australian Accounting Standard AASB 1013, "Accounting for Goodwill," goodwill arising on the acquisition of Kiewit is amortised on a straight-line basis over a period of 20 years. This adjustment reflects the amortisation of goodwill for the period from April 1, 2002 to September 26, 2002. If the acquisition of Kiewit had occurred on April 1, 2002, the full year amortisation of goodwill would have been A$33.8 million.

(b)    Income tax benefit

        This adjustment reflects the income tax effect of the above pro forma adjustment after adjusting for non-deductible expenditure, assuming an effective income tax rate of 38% in the United States.

4.     Reconciliation of pro forma net profit from Australian GAAP to US GAAP

        Following is an explanation of the significant differences between pro forma net profit reported in accordance with Australian GAAP and that which would be reported if the pro forma net profit was prepared in accordance with US GAAP. For further details on these adjustments refer to Note 38 to the historical audited combined financial statements of the Rinker group included elsewhere in this registration statement:.

A.    Revaluation of non-current assets.

        Prior to adoption of Australian Accounting Standard AASB 1041, "Revaluation of Non-Current Assets" ("AASB 1041") by the Rinker group from April 1, 2001, Australian GAAP allowed non-current assets to be revalued upwards via an asset revaluation reserve. Such revaluations of assets were not allowed under US GAAP and so were reversed.

        The depreciation charge on the revaluation increment of revalued assets was also reversed. Since adoption of AASB 1041 on April 1, 2001, the Rinker group has elected to apply the cost basis of recording property, plant and equipment, discontinue the practice of revaluing property, plant and equipment upwards and deemed all revalued property, plant and equipment carrying amounts as at March 31, 2001 to be their cost going forward. This means that the asset revaluation reserve was fixed as at April 1, 2001, and writedowns of assets may no longer be made through the asset revaluation reserve. Assets which had previously been revalued upwards will still require a US GAAP adjustment for depreciation and profit on disposal.

B.    Employee share loans (universal share/option plan)

        The dividends applied against CSR Limited the employee share plan loans repaid by Rinker group employees are recognised as compensation expense for US GAAP. No compensation expense is recognised for Australian GAAP.

C.    Other

        Includes immaterial adjustments to account for reversing capitalisation of tradenames; the foreign exchange effect of US GAAP adjustments; real estate gains on sale; reversal of start up costs and research and development costs capitalised.

D.    Amortisation of goodwill

        Goodwill is subject to amortisation under Australian GAAP. Under US GAAP, goodwill acquired in business combinations is not amortised in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). This adjustment reverses the amortisation of goodwill.

E.    Superannuation (pension) fund

        In accounting for defined benefit superannuation funds, Australian GAAP requires the recognition of an expense to the Rinker group only when contributions are paid or payable to the superannuation funds. Under US GAAP, the amount charged to the income statement in each accounting period is the net retirement benefit expense (net periodic pension income) which comprises actual service cost of the plan to the Rinker group and the interest cost of the projected benefit obligations of the fund, less the actual return achieved by the assets invested in the plan and net amortisation and deferral of costs.

F.    Derivatives and hedging

        Effective April 1, 2001, the Rinker group adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended. The standard requires an entity to recognise derivatives as assets or liabilities in the statement of financial position and measure them at fair value.

Fair value hedges

        Under SFAS 133, a fair value hedge mitigates exposure to changes in the fair value of an asset, liability or firm commitment. A fair value hedge protects against changes in value caused by variability in prices, costs or rates. The hedged item and the hedging instrument are marked-to-market in the statement of financial position. The resulting gains/losses on the effective portion of both the hedged item and the hedging instrument are recognised currently in earnings and will offset each other. Any movements in ineffectiveness are recorded in earnings in the current period. Hedged items include fixed rate debt and firm commitments for capital expenditure.

Cash flow hedges

        Under SFAS 133, a cash flow hedge mitigates exposure to variable cash flows of a forecast transaction, asset or liability. A cash flow hedge protects against the risk caused by variable prices, costs or rates. The hedging instrument is marked-to-market in the statement of financial position. The resulting gains/losses on the effective portion of a hedging instrument are recorded in other comprehensive income. Gains/losses on the ineffective portion of a hedging instrument are recognised currently in earnings. Amounts in other comprehensive income are reclassified to earnings when the hedged item is settled and/or otherwise recognized in earnings. Variable cash flows include variable rate debt and forecasted purchases and sales.

Other Derivatives

        Any other derivative transaction that cannot meet the designation requirement as a fair value, cash flow or net investment hedge, will be marked-to-market in earnings in the current period.

G.    Unrecognised insurance debtors

        Under Australian GAAP, recognition of the insurance recovery is appropriate when management considers it is both probable and measurable. Under US GAAP, recognition of insurance proceeds are appropriate only when a company either receives proceeds or an irrevocable confirmation from the insurer of coverage and the related amount. These conditions have not been met therefore the insurance debtors are reversed for US GAAP.

H.    Executive option plan

        Under Australian GAAP, no cost attributable to share options issued to Rinker group employees under the CSR Limited Executive Share Option Plan ("the plan") has been recognised in the statement of financial performance. Under US GAAP, the Rinker group accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations ("APB 25"). The plan is considered a variable plan as the number of shares the executives are entitled to receive are not known at the date of grant. The vesting of the share options is conditional on a share performance measure that is beyond the control of the CSR group; as such, compensation expense is only recognised under APB 25 when the target is achieved. An estimate of options held by Rinker group employees was used to calculate Rinker group compensation expense relating to the plan.

KIEWIT MATERIALS COMPANY

Independent Auditors' Report

The Board of Directors and Stockholders
Kiewit Materials Company:

        We have audited the accompanying consolidated balance sheet of Kiewit Materials Company and subsidiaries as of December 31, 2001, and the related consolidated statements of earnings, changes in redeemable common stock and comprehensive income (loss), and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we also audited the financial statement schedule listed in Schedule II as of December 31, 2001, and for the year then ended. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kiewit Materials Company and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

        KPMG LLP

Omaha, Nebraska
March 8, 2002

KIEWIT MATERIALS COMPANY AND SUBSIDIARIES

Consolidated Balance Sheet

December 31, 2001

2001
(in thousands)
Assets
Current assets:
Cash and cash equivalents	$117,218
Receivables, less allowance of $1,083	51,534
Inventories	13,829
Deferred income taxes	3,622
Current income taxes	435
Other	5,265

Total current assets	191,903

Property, plant and equipment, at cost	272,825
Less accumulated depreciation and depletion	(126,942)

Net property, plant and equipment	145,883

Goodwill, net of accumulated amortization of $10,008	57,476

Intangible, net of accumulated amortization of $2,053 and other assets	20,387

Total assets	$415,649

See accompanying notes to consolidated financial statements.

KIEWIT MATERIALS COMPANY AND SUBSIDIARIES

Consolidated Balance Sheet

December 31, 2001

2001
(in thousands, except share data)
Liabilities and Redeemable Common Stock
Current liabilities:
Accounts payable	$37,101
Current portion of long-term debt	1,127
Accrued payroll and payroll taxes	8,770
Accrued insurance costs	6,103
Current income taxes	—
Other	4,449

Total current liabilities	57,550
Long-term debt, less current portion	2,534
Convertible debentures	15,762
Deferred income taxes	16,495
Other liabilities	1,111
Minority interest	1,233

Total liabilities	94,685

Preferred stock, par $.01; 10 million shares authorized, no shares issued	—
Redeemable common stock ($317,622 aggregate redemption value):
Common stock, $.01 par value, 100 million shares authorized
36,216,902 issued and outstanding	362
Additional paid-in capital	175,555
Accumulated other comprehensive loss	(194)
Retained earnings	145,241

Total redeemable common stock	320,964

Total liabilities and redeemable common stock	$415,649

See accompanying notes to consolidated financial statements.

KIEWIT MATERIALS COMPANY AND SUBSIDIARIES

Consolidated Statement of Earnings
For the fiscal year ended December 31, 2001

2001
(in thousands, except per share data)
Revenue	$508,819
Revenue from affiliates	—

Total revenue	508,819
Cost of revenue	(408,070)
Depreciation, depletion and amortization	(23,367)

Gross profit	77,382
General and administrative expenses	(27,968)
Gain on sale of property, plant and equipment	3,555

Operating earnings	52,969

Other income (expense):
Investment income	4,496
Equity earnings	—
Interest expense	(1,142)
Other, net	(844)

Total other income	2,510

Earnings before income taxes and minority interest	55,479
Minority interest in net earnings of subsidiaries, net of tax	(153)
Provision for income taxes	(20,241)

Net earnings	$35,085

Net earnings per share:
Basic	$.97

Diluted	$.94

See accompanying notes to consolidated financial statements.

KIEWIT MATERIALS COMPANY AND SUBSIDIARIES

Consolidated Statement of Changes in Redeemable Common Stock and Comprehensive Income (Loss)
For the fiscal year ended December 31, 2001

	Redeemable Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Redeemable Common Stock
	(in thousand, except per share data)
Balance at December 31, 2000	365	177,490	—	110,156	288,011
Issuance of common stock	1	1,317	—	—	1,318
Redemptions of common stock	(4)	(3,252)	—	—	(3,256)
Comprehensive income:
Net earnings	—	—	—	35,085	35,085
Minimum pension liability adjustment	—	—	(194)	—	(194)

Total comprehensive income					34,891

Balance at December 31, 2001	$362	$175,555	$(194)	$145,241	$320,964

See accompanying notes to consolidated financial statements.

KIEWIT MATERIALS COMPANY AND SUBSIDIARIES

Consolidated Statement of Cash Flows
For the fiscal year ended December 31, 2001

2001
(in thousands)
Cash flows from operations:
Net earnings	$35,085
Adjustments to reconcile net earnings to net cash provided by operations:
Depreciation, depletion and amortization	23,367
Gain on sale of property, plant and equipment	(3,555)
Equity loss, net	—
Minority interest	153
Deferred income taxes	3,988
Change in working capital items:
Receivables	15,979
Inventories	852
Other current assets	(1,831)
Accounts payable	(4,488)
Accrued payroll and payroll taxes	614
Accrued insurance	811
Income taxes payable	(2,399)
Other liabilities	494

Net cash provided by operations	69,070

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	7,762
Capital expenditures	(14,595)
Investments and acquisitions, net of cash acquired	(16,188)

Net cash used in investing activities	(23,021)

Cash flows from financing activities:
Payments on long-term debt	(3,103)
Issuances of convertible debentures	7,798
Redemptions of convertible debentures	(56)
Issuances of common stock	1,318
Repurchases of common stock	(3,256)
Contributions from former parent	—

Net cash provided by financing activities	2,701

Net increase (decrease) in cash and cash equivalents	48,750
Cash and cash equivalents at beginning of year	68,468

Cash and cash equivalents at end of year	$117,218

Supplemental disclosures of cash flow information:
Taxes paid	$18,103
Interest paid	$870

See accompanying notes to consolidated financial statements.

KIEWIT MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share data)

1.     Organization:

        Kiewit Materials Company ("KMC") was formed on February 2, 1999 as a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"). The consolidated financial statements include the accounts of KMC and its subsidiaries (collectively, the "Company"). KMC's subsidiaries represent several affiliated operating entities under common ownership, each of which is engaged in an aspect of the materials business, that were combined (the "Combination") on March 1, 1999 through a series of non-monetary contributions from PKS. The Combination has been accounted for at historical cost in a manner similar to a pooling of interests. On September 30, 2000, KMC became an independent company when PKS spun off its materials businesses in a tax free transaction (the "Spin-off"). One share of the Company's Common Stock was issued for every share of PKS common stock outstanding to the stockholders of record on September 15, 2000.

2.     Basis of Presentation:

        Subsequent to the Spin-off, the consolidated financial statements include the accounts and operations of the Company on a stand-alone basis. PKS and the Company have entered into a number of agreements to facilitate the transition of the Company to an independent business enterprise.

        Prior to the Spin-off, the consolidated financial statements reflect the assets, liabilities, revenues and expenses that were directly related to the Company as they were operated within PKS. Where assets and liabilities were not specifically identifiable to any particular business of PKS, only those assets and liabilities transferred to the Company are included in the Company's consolidated balance sheets. Regardless of the allocation of these assets and liabilities, however, the Company's consolidated statements of earnings include all of the related costs of doing business including an allocation of certain general corporate expenses of PKS which were not directly related to the Company including costs for information technology, finance, legal and corporate executive. These allocations were based on a variety of factors including, for example, personnel, space, time and effort, and sales volume. Management believes these allocations were made on a reasonable basis.

        The financial information included herein for periods prior to the Spin- off may not necessarily be indicative of the financial position, results of operations or cash flows of the Company if it had been a separate, independent company during the periods prior to the Spin-off.

3.     Significant Accounting Policies:

Principles of Consolidation:

        Commencing with the Spin-off, the consolidated financial statements include the accounts of KMC and its wholly-owned subsidiaries. Prior to the Spin-off, the consolidated financial statements include the accounts of the Company as described in Note 2. All significant intercompany transactions and balances have been eliminated.

General:

        The Company has adopted a calendar fiscal year starting with December 31, 2000. In previous periods, the Company had a 52-53 week fiscal year which ended on the last Saturday in December.

        The Company principally operates in the Southwest and Northwest portions of the United States. The Company produces and distributes construction materials including ready-mix concrete, hot-mix asphalt, sand, gravel, crushed stone and railroad ballast.

        Demand for the Company's products is subject to factors affecting the level of general construction activity including the level of interest rates, availability of funds for construction, appropriations by federal and state governments for construction, past overbuilding, labor relations in the construction industry, energy shortages, material shortages, weather, climate and other factors affecting the construction industry in general. Labor disputes in the construction industry may result in work stoppages which may interrupt sales in the affected area. Precipitation or freezing temperatures may cause a reduction in construction activity and related demand for the Company's products. During the winter months, sales and income of the Company's Quarries and Pacific Northwest Operations are adversely affected by the impact of inclement weather. A decrease in the level of general construction activity in any of the Company's market areas caused by any of the above factors may have a material adverse effect on the Company's sales and income derived therefrom.

Use of Estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

        Materials revenue, net of discounts, trade allowances and product returns is recognized at the time the products are delivered.

Joint Ventures:

        The Company accounts for its share of the operations of joint ventures on a pro rata basis in the Consolidated Statements of Earnings.

Inventories:

        Inventories consist primarily of raw materials, repair parts, fuel and building materials that the Company holds for use or sale in the ordinary course of business. Inventories are stated at the lower of average cost or market.

Depreciation:

        Property, plant and equipment are recorded at cost. Depreciation is provided on a straight line method based on the following useful lives:

Years
Buildings and improvements	39
Equipment and other	5-10

Depletion:

        Depletion of mineral properties is provided on a unit-of-extraction basis determined in relation to estimated recoverable reserves at each mineral site.

Intangible Assets:

        Intangible assets consist principally of goodwill and other identifiable intangible assets associated with acquisitions. These assets are amortized on a straight-line basis over the expected period of benefit, which ranges from 20 - 40 years.

Goodwill:

        Goodwill represents the excess of cost over fair market value of net assets acquired. Management continually reviews the carrying value of goodwill for recoverability based on anticipated undiscounted cash flows of the assets to which it relates. The Company considers operating results, trends and prospects of the Company, as well as competitive comparisons. The Company also takes into consideration competition within the materials industry and any other events or circumstances which might indicate potential impairment. When goodwill is determined not to be recoverable, an impairment is recognized as a charge to operations. Such impairment is based upon a discounted cash flow approach.

Long Lived Assets:

        The Company reviews the carrying amount of long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of the present value of the estimated future operating cash flows anticipated to be generated during the remaining life of the assets to the net carrying value of the assets.

Income Taxes:

        The Company was included in the consolidated income tax returns of PKS prior to the Spin-off. Since the Spin-off, the Company is responsible for filing its own income tax returns. For all periods presented, the provision for income taxes has been computed on the separate results of operations of the Company as if it had filed its own income tax returns.

        Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

        A valuation allowance would be recognized if it were anticipated that some or all of a deferred tax asset would not be realized.

Accrued Insurance Costs:

        The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. The Company accrues for the estimated ultimate liability for incurred losses. Consequently, the actual ultimate liability could differ from these estimated liabilities.

General and Administrative Costs:

        Subsequent to the Spin-off, the consolidated financial statements include general and administrative costs incurred by the Company on a stand-alone basis. PKS and the Company have entered into a number of agreements to facilitate the transition of the Company to an independent business enterprise (Note 17). In 2001 the Company incurred $1,591 of general and administrative costs in connection with these agreements.

        Prior to the Spin-off, the Company's Consolidated Statements of Earnings include general and administrative costs, including an allocation of certain general corporate expenses of PKS, which were not directly related to the Company, including costs for information technologies, finance, legal and corporate executives. These allocations were based on a variety of factors including, for example, personnel, office space, time and effort, and sales volume. Management believes these allocations were made on a reasonable basis.

Earnings Per Share:

        Basic earnings per share have been computed using the weighted average number of shares outstanding during each period. Diluted earnings per share gives effect to convertible debentures considered to be dilutive common stock equivalents. The potentially dilutive convertible debentures are calculated in accordance with the "if converted" method. This method assumes that the after-tax interest expense associated with the debentures is an addition to income and the debentures are converted into equity with the resulting common shares being aggregated with the weighted average shares outstanding.

        Earnings per share, as presented in the Consolidated Statement of Earnings was calculated as if the 36,344 common shares issued in connection with the Spin-off were outstanding for all periods prior to the Spin-off.

2001
Net earnings available to common stockholders	$35,085
Interest expense, net of tax effect, associated with convertible debentures	492

Net earnings for diluted shares	$35,577

Total number of weighted average shares outstanding used to compute basic earnings per share	36,267
Additional dilutive shares assuming conversion of convertible debentures	1,563

Total number of shares used to compute diluted earnings per share	37,830

Net earnings per share
Basic	$.97

Diluted	$.94

Recent Pronouncements:

        In September 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement is effective for all fiscal years beginning after September 15, 2000. Adoption of this statement did not materially affect the Company's financial statements as the Company has no derivative instruments or hedging activities.

        In July 2001, the FASB issued SFAS No. 141 ("SFAS 141"), "Business Combinations," and SFAS No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets."

        SFAS 141 supercedes Accounting Principles Board Opinion ("APB") No. 16 "Business Combinations." The most significant changes made by SFAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

        SFAS 142 supercedes APB 17, "Intangible Assets." SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS 142 are: (1) goodwill and indefinite-lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years.

        The Company does not anticipate the adoption of SFAS 141 and 142 to have a material effect on its consolidated financial position or results of operations.

        During June 2001, the FASB issued SFAS No. 143 (SFAS 143), Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002.

        In several of the states the Company operates, a reclamation obligation is not required by the governing bodies, therefore, the Company does not anticipate the adoption of this statement to have a material effect on the consolidated financial position or results of operations.

        On October 3, 2001, the FASB issued SFAS No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, it retains many of the fundamental provisions of that Statement. SFAS 144 is effective for fiscal years beginning after December 31, 2001.

        Management does not expect the adoption of SFAS 144 to have a material effect on the consolidated financial position or results of operations.

4.     Financial Instruments:

        The following methods and assumptions were used to determine classification and fair values of financial instruments:

Cash and Cash Equivalents:

        Cash and cash equivalents are stated at cost, which approximates fair value. Cash equivalents generally consist of highly liquid instruments purchased with a maturity of three months or less and cash deposited with financial institutions.

Marketable Securities:

        The Company has classified all marketable securities as available-for- sale. The amortized cost of the securities used in computing unrealized and realized gains and losses are determined by specific identification. Fair values are estimated based on quoted market prices for the securities on hand or similar investments. Net unrealized holding gains and losses, if any, are reported as a separate component of accumulated other comprehensive income, net of tax.

        Long-term debt:

        The fair value of debt was estimated using the incremental borrowing rates of the Company for debt of the same remaining maturities and approximates the carrying amount.

5.     Inventories:

        Inventories consist of the following:

2001
Raw materials	$11,749
Other	2,080

Total inventories	$13,829

6.     Property, Plant and Equipment:

        Property, plant and equipment consists of the following:

2001
Land and mineral properties	$52,531
Buildings and improvements	8,716
Equipment and other	211,578

Total property, plant and equipment	$272,825

7.     Intangible and Other Assets:

        Intangible and other assets consists of the following:

2001
Other intangible assets, net of accumulated amortization of $2,053	$15,063
Land option	2,000
Notes receivable	2,400
Other	924

$20,387

8.     Employee Benefit Plans:

        The Company makes contributions based on collective bargaining agreements to several multi-employer union pension plans. These contributions are included in cost of revenue. Under federal law, the Company may be liable for a portion of future plan deficiencies; however, there are no known deficiencies.

        In 2001, the Company no longer had employees covered under a profit sharing plan.

        The Company sponsors a defined benefit pension plan covering certain union employees. Benefits are based on negotiated rates multiplied by years of service. It is the Company's policy to make contributions to these plans sufficient to meet minimum funding requirements of the applicable laws and regulations, plus such additional amounts, if any, as the Company's actuarial consultants advise to be appropriate. Plan assets consist principally of fixed income instruments, equity securities and cash equivalents.

2001
Change in benefit obligation:
Benefit obligation at beginning of year	$6,324
Service cost	1,254
Interest cost	535
Actuarial loss	424
Benefits paid	(165)

Benefit obligation at end of year	8,372

Change in plan assets:
Fair value of plan assets at beginning of year	6,647
Actual return on plan assets	(644)
Employer contribution	2,095
Benefits paid	(165)

Fair value of plan assets at end of year	7,933

Funded status	(439)
Unrecognized net actuarial loss	2,078
Unrecognized prior service cost	116

Prepaid benefit cost	$1,755

        Amounts recognized in the statement of financial position consist of:

Prepaid benefit cost	$1,755
Accrued benefit liability	(439)
Intangible asset	116
Deferred tax benefit	129
Accumulated other comprehensive loss	194

Net amount recognized	$1,755

2001
Weighted-average assumptions as of year end:
Discount rate	8.0%
Expected return on plan assets	8.0%
Components of net periodic benefit cost:
Service cost	$1,254
Interest cost	535
Expected return on plan assets	584
Amortization of prior service cost	22
Recognized net actuarial (gain) loss	15
Asset loss	(1,178)

Net periodic benefit cost	$1,232

9.     Redeemable Common Stock Shares Issued and Outstanding:

        The Company is generally committed to purchase all stock at the amount computed pursuant to its Restated Certificate of Incorporation. Issuances and repurchases of Common Stock, including conversions, since the Spin-off were as follows:

Balance at December 31, 2000	36,463
Shares issued in 2001	168
Shares repurchased in 2001	(414)

Balance at December 31, 2001	36,217

10.   Long-Term Debt:

        Long-term debt consisted of the following:

2001
6.5% note payable monthly to 2006	$498
4.42% note payable in 2003	740
8% note payable monthly to 2009	—
7.629% note payable monthly to 2016	—
6.42% note payable due in 2002	586
9% note payable monthly to 2016	562
6.42% note payable due in 2003	551
7% note payable quarterly to 2003	211
9.5% note payable monthly to 2002	40
Other	473

3,661
Less current portion	1,127

$2,534

        Long-term debt repayments are due as follows:

2002	$1,127
2003	1,655
2004	142
2005	152
2006	133
2007 and thereafter	452

$3,661

        The 8% note payable was issued in 1999 to purchase land and is collateralized by a deed of trust.

        The 7% note payable is not collateralized and was issued as additional consideration as part of a 1997 acquisition.

        The 4.42% and 6.5% notes were issued in 2001 to purchase land and are collateralized by a deed of trust.

        The 6.42% notes payable due in 2002 is not collateralized and was issued to purchase equipment as part of a 2000 acquisition.

        The 6.42% notes payable due in 2003 is collateralized by a deed of trust and was issued to purchase equipment as part of a 2000 acquisition.

        The 9% and 7.629% notes payable are collateralized by deeds of trust and were assumed as part of the Company's 1999 acquisition of the remaining 60% of Pacific Rock.

        All remaining items of debt are collateralized by equipment.

11.   Convertible Debentures:

        The face amount of convertible debentures amounted to $15,446 at December 31, 2001. The convertible debenture bond premiums amounted to $316 at December 31, 2001. The convertible debentures bear interest of 6.60%—8.25% and are due in 2010 and 2011.

        Each series of debentures is convertible as follows: 2000A during October 2002; 2000B during October 2003; 2000C during October 2004; 2000D during November 2005; and 2001 during August 2006. Each annual series may be redeemed in its entirety prior to the due date except during the conversion period. At December 31, 2001, 2,119 shares of stock were reserved for future conversions.

12.   Income Taxes:

        An analysis of the provision for income taxes relating to earnings before income taxes and minority interest for the fiscal year ended December 31, 2001 follows:

	Federal	State	Total
2001:
Current	$13,756	$2,497	$16,253
Deferred	3,069	919	3,988

	$16,825	$3,416	$20,241

        The actual income tax expense differs from the "expected" tax expense computed by applying the U.S. Federal corporate tax rate of 35% to earnings before income taxes and minority interest as follows:

2001
Federal income tax expense at statutory rate	$19,418
State income tax, net of Federal tax benefit	2,849
Percentage depletion	(1,700)
Prior year adjustment	(703)
Other	377

$20,241

        The components of the net deferred tax liabilities for the fiscal year ended December 31, 2001 was as follows:

	2001
	Current	Non Current
Deferred tax assets:
Insurance claims	$2,340	$—
Compensation / retirement benefits	496	129
Other	836	448

Total deferred tax assets	3,672	577

Deferred tax (liabilities):
Asset bases / accumulated Depreciation	—	(14,218)
LLC / joint venture investments	—	(1,562)
Other	(50)	(1,292)

Total deferred tax (liabilities)	(50)	(17,072)

Net deferred tax assets (liabilities)	$3,622	$(16,495)

13.   Segment Reporting:

        The Company has four operating segments, Arizona Operations, Pacific Northwest Operations, Northern California Operations and Quarries Operations, which represent separately managed strategic business units that have different marketing strategies. Arizona Operations derives its revenue from the sale of aggregates, ready-mix, asphalt and paving operations. The Pacific Northwest Operations and Northern California Operations derive their revenues from the sale of aggregates, ready- mix and asphalt. Quarries Operations derives its revenue from the sale of aggregates. Arizona and Pacific Northwest Operations meet the requirements of the quantitative thresholds and are being disclosed as reportable operating segments. Other Operations includes the Northern California and Quarries Operations. Corporate depreciation, depletion and amortization and operating income (loss) includes general corporate expenses, and goodwill and intangible amortization related to acquisitions, which collectively are not reported to the chief operating decision maker by segment. Corporate identifiable assets include corporate cash and cash equivalents, home office facilities and deferred tax assets.

        The Company evaluates operating performance based on operating income, which excludes the following items: general corporate expenses, goodwill and intangible amortization related to acquisitions, interest income, interest expense, results from a non-materials related operations and income taxes.

        Due to geographic locations, no intersegment sales or transfers are made between the segments.

	Arizona Operations	Pacific Northwest Operations	Other Operations	Corporate	Total
2001
Revenues	$398,430	$52,095	$58,294	$—	$508,819
Depreciation, depletion and amortization	$10,413	$5,443	$4,079	$3,432	$23,367
Operating income (loss)	$42,885	$5,257	$13,490	$(8,663)	$52,969
Identifiable assets	$137,399	$64,382	$93,374	$120,494	$415,649
Capital expenditures	$7,485	$835	$5,956	$319	$14,595

        The Company's external revenues by product for the fiscal year ended December 31, 2001 are as follows:

2001
Aggregates (sand, gravel, crushed stone and railroad ballast)	$116,788
Hot-mix asphalt	93,160
Ready mix concrete	284,914
Other	13,957

Total revenue	$508,819

        All operations and long-lived assets are in the United States.

14.   Other Comprehensive Income (Loss):

        Other comprehensive income (loss) consisted of the following:

	Before Tax	Tax (Expenses) Or Benefit	After Tax
2001:
Unrealized holding losses
arising during the period	$—	$—	$—
Minimum pension liability adjustment	(323)	129	(194)

Other comprehensive loss	$(323)	$129	$(194)

        Accumulated other comprehensive income (loss) consisted of the following:

	Beginning Balance	Current Year Change	Ending Balance
2001:
Unrealized holding gain on securities	$—	$—	$—
Minimum pension liability adjustment	—	(194)	(194)

Accumulated other comprehensive income (loss)	$—	$(194)	$(194)

15.   Operating Leases:

        The Company leases mineral properties, buildings and certain equipment under non-cancelable operating lease agreements. Total rent expense was $8,449 in 2001. Future minimum lease commitments are as follows:

2002	$9,987
2003	8,968
2004	6,900
2005	5,704
2006	5,574
Thereafter	21,810

$58,943

16.   Selected Quarterly Financial Information (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001
Revenues	$113,069	$137,832	$137,047	$120,871
Operating income	$8,768	$16,441	$17,607	$10,153
Net income	$5,834	$10,481	$10,901	$7,869
Basic earnings per share	$.16	$.29	$.30	$.22
Diluted earnings per share	$.16	$.28	$.29	$.21

17.   Other Matters:

        The Company is involved in various lawsuits and claims incidental to its business. Management believes that any resulting liability should not materially affect the Company's financial position, future results of operations or cash flows.

Separation Agreement

        The Separation Agreement generally defines the relationship between KMC and PKS after the Spin-off, including the allocation of certain risks and responsibilities between KMC and PKS after the Spin-off, and contains short-term arrangements relating to the provision of certain administrative services and the lease of office space by PKS to KMC.

        The Separation Agreement provides that each of KMC and PKS will indemnify the other with respect to breaches of the Separation Agreement and with respect to the activities of each of their subsidiary business groups, except as specifically provided under the Tax Sharing Agreement described below. The cross-indemnities are intended to allocate financial responsibility for liability arising out of the historical and future business of the construction business to PKS, and financial responsibility for liabilities arising out of the historical and future business of the materials business to KMC.

Tax Sharing Agreement

        The Tax Sharing Agreement defines the rights and obligations of KMC and PKS with respect to deficiencies and refunds of federal, state and other taxes relating to their respective operations for tax years ending on or before (or tax years including) the Spin-off and with respect to certain tax attributes of KMC and PKS both before and after the Spin-off. The Tax Sharing Agreement also specifies the parties' respective obligations in connection with any audit or investigation concerning any federal, state or other taxes or in the event that the Spin-off is subsequently determined not to qualify, in whole or in part, as a tax-free transaction for U.S. federal income tax purposes. In general, under the Tax Sharing Agreement, KMC and PKS will be responsible for paying the taxes that are allocable to their respective operations.

Letters of Credit

        It is customary in the Company's industry to use various financial instruments in the normal course of business. These instruments include items such as letters of credit. Letters of credit are conditional commitments issued on behalf of the Company in accordance with specified terms and conditions. As of December 31, 2001, the Company has one outstanding letter of credit of $1,315.

Subsequent Event

        On February 1, 2002, the Company invested $25 million in a private investment fund limited partnership. A KMC director, is the managing member of the limited liability company, which is the general partner of the limited partnership. The Company accounts for this investment using the equity method.

Schedule II

Valuation and Qualifying Accounts and Reserves

	Balance Beginning Of Period	Addition Charged to Costs and Expenses	Amounts Charged to Reserves	Other	Balance End of Period
	(dollars in thousands)
Year ended December 31, 2001
Allowance for doubtful trade accounts	$1,187	$510	$(614)	$—	$1,083
Reserves:
Insurance claims	$5,293	$1,955	$(1,145)	$—	$6,103

KIEWIT MATERIALS COMPANY AND SUBSIDIARIES

Consolidated Condensed Balance Sheet

June 30, 2002
(unaudited) (in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$100,321
Receivables, less allowance of $1,245	63,067
Inventories	15,392
Deferred income taxes	3,462
Refundable income taxes	—
Other	6,789

Total current assets	189,031
Investment in limited partnership	24,186
Property, plant and equipment, less accumulated depreciation and depletion of $133,745	146,011
Goodwill, less accumulated amortization of $10,008	59,347
Intangible, less accumulated amortization of $2,399 and other assets	19,749

Total assets	$438,324

June 30, 2002
(unaudited) (in thousands, except share data)
Liabilities and Redeemable Common Stock
Current liabilities:
Accounts payable	$40,986
Current portion of long-term debt	1,066
Accrued payroll and payroll taxes	8,493
Accrued insurance costs	5,925
Income taxes payable	1,698
Other	4,734

Total current liabilities	62,902
Long-term debt, less current portion	1,810
Convertible debentures	15,724
Deferred income taxes	19,468
Other liabilities	1,380

Total liabilities	101,284

Minority interest	1,272

Preferred stock, par $.01; 10 million shares authorized, no shares issued	—
Redeemable common stock ($315,873 aggregate redemption value):
Common stock, par $.01; 100 million shares authorized, 36,017,404 issued and outstanding	360
Additional paid-in capital	173,808
Accumulated other comprehensive loss	(194)
Retained earnings	161,794

Total redeemable common stock	335,768

Total liabilities and redeemable common stock	$438,324

See accompanying notes to consolidated condensed financial statements.

KIEWIT MATERIALS COMPANY AND SUBSIDIARIES

Consolidated Condensed Statement of Earnings
(unaudited)

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002
	(in thousands)
Revenue	$130,437	$243,668
Cost of revenue	(101,181)	(192,551)
Depreciation, depletion and amortization	(5,373)	(10,815)

Gross profit	23,883	40,302
General and administrative expenses	(8,068)	(15,186)
Gain on sale of property, plant and equipment	116	2,843

Operating earnings	15,931	27,959

Other income (expense):
Investment income	602	1,207
Equity earnings (loss)	(95)	(814)
Interest expense	(338)	(679)
Other, net	(73)	(3)

Total other income (expense)	96	(289)

Earnings before income taxes and minority interest	16,027	27,670
Minority interest in net earnings of subsidiaries	(12)	(42)
Provision for income taxes	(6,417)	(11,074)

Net earnings	$9,598	$16,554

Net earnings per share:
Basic	$.27	$.46

Diluted	$.26	$.44

See accompanying notes to consolidated condensed financial statements.

KIEWIT MATERIALS COMPANY AND SUBSIDIARIES

Consolidated Condensed Statement of Cash Flows
(unaudited)

Six Months Ended June 30, 2002
(in thousands)
Cash flows from operations:
Net cash provided by operations	$21,460

Cash flows from investing activities:
Short-term note receivable	—
Proceeds from sales of property, plant and equipment	3,999
Capital expenditures	(6,862)
Investment in land and mineral property and acquisitions	(7,742)
Investment in limited partnership	(25,000)

Net cash used in investing activities	(35,605)

Cash flows from financing activities:
Payments on long-term debt	(880)
Repurchases of common stock	(1,872)

Net cash used in financing activities	(2,752)

Net increase (decrease) in cash and cash equivalents	(16,897)
Cash and cash equivalents at beginning of period	117,218

Cash and cash equivalents at end of period	$100,321

See accompanying notes to consolidated condensed financial statements.

KIEWIT MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(in thousands, except per share data)

1.     Basis of Presentation:

        Kiewit Materials Company ("KMC") includes the accounts of KMC and its subsidiaries (collectively, the "Company"). KMC's subsidiaries represent several affiliated operating entities under common ownership, each of which is engaged in an aspect of the materials business.

        All financial statements contained herein are unaudited and, in the opinion of management, contain all adjustments, which are of a normal recurring nature, that the Company considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the periods presented. The consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2002.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Interim net earnings are not indicative of the net earnings expected for the full year or for any other interim period.

2.     Spin-off Agreements:

        On September 30, 2000, KMC became an independent company when Peter Kiewit Sons', Inc. ("PKS") spun off its materials businesses in a tax-free transaction (the "Spin-off"). In connection with the Spin-off, KMC and PKS entered into various agreements including a Separation Agreement and a Tax Sharing Agreement.

        The Separation Agreement provides for the allocation of certain risks and responsibilities between KMC and PKS and for cross-indemnifications that are intended to allocate financial responsibility to PKS for liabilities arising out of the construction business and to allocate to KMC liabilities arising out of the materials business.

        Under the Tax Sharing Agreement, with respect to periods, or portions thereof, ending on or before the Spin-off, KMC and PKS generally will be responsible for paying the taxes relating to such returns, including any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities, that are allocable to the materials businesses and construction businesses, respectively. The Tax Sharing Agreement also provides that KMC and PKS will indemnify the other from certain taxes and expenses that would be assessed if the Spin-off were determined to be taxable, but solely to the extent that such determination arose out of the breach by KMC or PKS, respectively, of certain representations made to the Internal Revenue Service in connection with the private letter ruling issued with respect to the Spin-off.

3.     Earnings Per Share:

        Basic earnings per share have been computed using the weighted average number of shares outstanding during each period. Diluted earnings per share gives effect to convertible debentures considered to be dilutive common stock equivalents. The potentially dilutive convertible debentures are calculated in accordance with the "if converted" method. This method assumes that the after-tax interest expense associated with the debentures is an addition to income and the debentures are converted into equity with the resulting common stock being aggregated with the weighted average shares outstanding.

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002
Net earnings available to common stockholders	$9,598	$16,554
Interest expense, net of tax effect, associated with convertible debentures	167	332

Net earnings for diluted shares	$9,765	$16,886

Total number of weighted average shares outstanding used to compute basic earnings per share	36,035	36,086
Additional dilutive shares assuming conversion of convertible debentures	2,119	2,119

Total number of shares used to compute diluted earnings per share	38,154	38,205

Net earnings per share:
Basic	$.27	$.46

Diluted	$.26	$.44

4.     Inventories:

        Inventories consist of the following:

June 30, 2002
Raw materials	$13,724
Other	1,668

Total inventories	$15,392

5.     Intangible and Other Assets:

        Intangible and other assets consist of the following:

June 30, 2002
Intangibles:
Mining Permit
Carrying value	$15,448
Accumulated amortization	(1,404)
Non-compete agreements
Carrying value	1,410
Accumulated amortization	(995)
Land option	2,000
Notes receivable	2,400
Other	890

Total intangible and other assets	$19,749

        Amortization expense for the three months ended June 30, 2002 amounted to $173. Amortization expense for the six months ended June 30, 2002 amounted to $346. Amortization expense for 2002 and the subsequent five years is as follows:

	Mining Permit	Non-compete
2002	$562	$130
2003	$562	$101
2004	$562	$41
2005	$562	$34
2006	$562	$20
2007	$562	$19

6.     Comprehensive Income:

        Comprehensive income includes net earnings and unrealized gains (losses) on securities and minimum pension liability adjustments.

        Comprehensive income for the three and six months ended June 30, 2002 was as follows:

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002
Net earnings	$9,598	$16,554
Other comprehensive income (loss), before tax:
Minimum pension liability
Adjustment	—	(323)
Income tax expense related to items of other comprehensive income	—	129

Comprehensive income	$9,598	$16,360

7.     Segment Reporting:

        The Company has four operating segments: Arizona Operations, Pacific Northwest Operations, Northern California Operations and Quarries Operations, which represent separately managed strategic business units that have different marketing strategies. Arizona Operations derives its revenue from the sale of aggregates, ready-mix, asphalt and paving operations. Pacific Northwest Operations and Northern California Operations derive their revenues from the sale of aggregates, ready-mix and asphalt. Quarries Operations derives its revenue from the sale of aggregates. Arizona and Pacific Northwest Operations meet the requirements of quantitative thresholds and are being disclosed as reportable operating segments. Other Operations includes the Northern California and Quarries Operations. Corporate includes goodwill and intangible amortization related to acquisitions, general corporate expenses, corporate cash and cash equivalents, home office facilities, investments in non-materials related operations and deferred tax assets, which collectively are not reported to the chief operating decision maker by segment.

Three months ended June 30, 2002	Arizona Operations	Pacific Northwest Operations	Other Operations	Corporate	Total
Aggregates	$13,204	$6,214	$11,379	$—	$30,797
Hot-mix asphalt	19,763	2,885	1,264	—	23,912
Ready mix concrete	62,268	4,057	6,884	—	73,209
Other	2,519	—	—	—	2,519

Total revenues	$97,754	$13,156	$19,527	$—	$130,437
Depreciation, depletion and amortization	$2,694	$1,352	$1,161	$166	$5,373
Operating income (loss)	$11,894	$1,169	$5,541	$(2,673)	$15,931
Identifiable assets	$129,379	$50,978	$75,517	$123,103	$378,977
Goodwill, net of accumulated amortization	$13,725	$14,854	$30,768	$—	$59,347
Capital expenditures	$2,314	$967	$1,144	$(94)	$4,331

8.     Transitional Disclosure for Adoption of SFAS 142:

        On January 1, 2002, the Company adopted SFAS 142, and, accordingly, discontinued goodwill amortization. Results for the three and six months ended June 30 assuming the elimination of goodwill amortization are summarized below:

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002
Net earnings
As reported	$9,598	$16,554
Goodwill amortization (net of tax)	—	—

As adjusted net earnings	$9,598	$16,554

Basic net earnings per share
As reported	$.27	$.46
Goodwill amortization (net of tax)	—	—

As adjusted	$.27	$.46

Diluted net earnings per share
As reported	$.26	$.44
Goodwill amortization (net of tax)	—	—

As adjusted	$.26	$.44

        The Company compared the carrying value of goodwill by reporting unit, which is the same as operating segment, to the fair market value of the related net assets using a discounted cash flows approach. Based on this analysis, the Company determined there was no indication of impairment to the carrying value of goodwill at any of its reporting units.

9.     Subsequent Events:

        On July 9, 2002, KMC entered into an Agreement and Plan of Merger (the "Merger Agreement") with Rinker Materials Corporation, a Georgia corporation ("Rinker"), and Jem Lear Acquisition Company, Inc., a Delaware corporation and a wholly owned subsidiary of Rinker ("Merger Sub"). The Merger Agreement provides that, subject to its terms and conditions, (i) Merger Sub will commence a tender offer (the "Offer") for all of the issued and outstanding shares of the common stock, par value $0.01 per share, of KMC (the "Common Stock"), at a price of $17.00 per share (such price or any higher price as may be paid in the Offer, the "Per Share Amount"), in each case, net to the seller in cash, and (ii) following consummation of the Offer, and satisfaction of the conditions of the Merger, Merger Sub will merge with and into KMC, with KMC as the surviving corporation (the "Merger"). As a result of the Merger, each issued and outstanding share of Common Stock (other than shares held in the treasury of KMC, by Rinker, Merger Sub or any subsidiary of Rinker or Merger Sub and other than shares as to which the holder thereof has properly exercised and perfected its appraisal rights in accordance with Delaware law) will be converted into the right to receive the Per Share Amount in cash. On July 23, 2002, Merger Sub commenced the Offer, which is scheduled to expire on September 25, 2002, unless extended.

        In connection with KMC's execution of the Merger Agreement, on July 8, 2002, the Board of Directors of KMC unanimously adopted a resolution that waived the transfer restrictions on the Common Stock set forth in Article VIII, Section A.6 of KMC's Amended and Restated Certificate of Incorporation, only to the extent necessary to permit the holders of shares of Common Stock to tender such shares in the Offer and to allow Merger Sub to validly purchase such tendered shares in the Offer.

        In connection with the Merger, and pursuant to the terms of the Merger Agreement, KMC also announced that its Board of Directors authorized the redemption of all series of its outstanding Convertible Debentures that were issued pursuant to the terms of that certain Indenture, dated as of September 14, 2000, between KMC and UMB Bank, N.A. (the "Indenture"). Pursuant to the terms of the Indenture, each holder of a Convertible Debenture has the right, in lieu of receiving the redemption amount in respect thereof, to convert the principal amount of such Convertible Debenture into fully paid and non-assessable shares of Common Stock at the conversion rate set forth in the Indenture. Redemption notices and letters of transmittal were mailed to holders of Convertible Debentures on or about July 17, 2002. As set forth in the redemption notices, the redemption date has been set for August 19, 2002.

        In recognition of the efforts of Donald E. Bowman, Vice President and Chief Financial Officer of KMC, and Mark E. Belmont, Vice President and General Counsel of KMC, in connection with the preparation and negotiation of the Merger Agreement and the related documents and transactions, the Board of Directors has determined that, upon the closing of the Offer, Messrs. Bowman and Belmont will be paid transaction bonuses of $500,000 and $100,000, respectively.

        KMC engaged James Goodwin Inc. ("JGI"), a company controlled by James Goodwin, a member of the Board of Directors, to provide it with financial advisory services in connection with the Offer and the Merger and its negotiations with Parent. Pursuant to a fee letter, dated as of January 30, 2002, by and between KMC and JGI (the "Fee Letter"), KMC has agreed to pay JGI a fixed fee of $3 million for services rendered. The payment of this fee is contingent upon the successful completion of the Offer. KMC has also agreed to reimburse JGI for certain expenses incurred in connection with rendering its services, including fees and disbursements to its legal counsel and certain transportation expenses. In addition, KMC has agreed to indemnify JGI and its employees against any losses, damages, liabilities, expenses or claims arising out of JGI's engagement, except to the extent such losses, damages, liabilities, expenses or claims arise out of JGI's or its employees bad faith or gross negligence.

        Pursuant to the terms of the Merger Agreement, on August 2, 2002, KMC redeemed its limited partnership interest in the private investment fund limited partnership and received $24,219 in proceeds from such redemption. KMC recognized a $781 loss on this investment. At June 30, 2002, the loss reflected for this investment was $814. This loss is reflected in equity earnings on the Consolidated Condensed Statement of Earnings.

10.   Other Matters:

        The Company is involved in various lawsuits and claims incidental to its business. Management believes that any resulting liability should not materially affect the Company's financial position, future results of operations or cash flows.

KIEWIT MATERIALS COMPANY AND SUBSIDIARIES

Consolidated Condensed Balance Sheet

June 30, 2001
(unaudited) (in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$75,713
Receivables, less allowance of $1,753	72,068
Inventories	14,904
Deferred income taxes	4,026
Other	4,772

Total current assets	171,483
Property, plant and equipment, less accumulated depreciation of $117,471	142,395
Goodwill, less accumulated amortization of $8,710	57,627
Intangible and other assets	20,200

Total assets	$391,705

KKK-1

June 30, 2001
(unaudited) (in thousands, except share data)
Liabilities and Redeemable Common Stock
Current liabilities:
Accounts payable	$29,174
Accounts payable with affiliates	13,701

Total accounts payable	42,875
Current portion of long-term debt	1,349
Accrued payroll and payroll taxes	6,312
Accrued insurance costs	5,832
Income taxes payable	4,611
Other	3,061

Total current liabilities	64,040
Long-term debt, less current portion	2,083
Convertible debentures	8,054
Deferred income taxes	13,789
Other liabilities	404
Minority interest	1,145

Total liabilities	89,515

Preferred Stock, par $.01; 10 million shares authorized, no shares issued	—
Redeemable Common Stock ($284 million aggregate redemption value):
Common Stock, par $.01; and 100 million shares authorized, 36,191,599 issued and outstanding	362
Additional paid-in capital	175,357
Retained earnings	126,471

Total redeemable common stock	302,190

Total liabilities and redeemable common stock	$391,705

See accompanying notes to consolidated condensed financial statements.

KKK-2

KIEWIT MATERIALS COMPANY AND SUBSIDIARIES

Consolidated Condensed Statement of Earnings

(unaudited)

	Three Months Ended June 30, 2001	Six Months Ended June 30, 2001
	(in thousands)
Revenue	$135,611	$247,503
Revenue from affiliates	2,221	3,398

Total revenue	137,832	250,901
Cost of revenue	(110,007)	(202,711)
Depreciation, depletion and amortization	(5,812)	(11,535)

Gross profit	22,013	36,655
General and administrative expenses	(6,794)	(13,228)
Gain on sale of property, plant and equipment	1,222	1,782

Operating earnings	16,441	25,209

Other income (expense):
Investment income	1,216	2,455
Interest expense	(216)	(471)
Other, net	91	97

Total other income (expense)	1,091	2,081

Earnings before income taxes and minority interest	17,532	27,290
Minority interest in net earnings of subsidiaries	(36)	(59)
Provision for income taxes	(7,015)	(10,916)

Net earnings	$10,481	$16,315

Net earnings per share:
Basic	$.29	$.45

Diluted	$.28	$.44

See accompanying notes to consolidated condensed financial statements.

KKK-3

KIEWIT MATERIALS COMPANY AND SUBSIDIARIES

Consolidated Condensed Statement of Cash Flows

(unaudited)

Six Months Ended June 30, 2001
(in thousands)
Cash flows from operations:
Net cash provided by operations	$29,167

Cash flows from investing activities:
Sales of marketable securities	—
Short-term note receivable	(5,824)
Proceeds from sales of property, plant and equipment	5,694
Purchases of plant and equipment	(10,091)
Investments in land and mineral properties	(6,539)
Acquisitions	(750)

Net cash used in investing activities	(17,510)

Cash flows from financing activities:
Payments on long-term debt	(2,275)
Repurchases of common stock	(2,137)
Contributions from former parent	—

Net cash used in financing activities	(4,412)

Net increase (decrease) in cash and cash equivalents	7,245
Cash and cash equivalents at beginning of period	68,468

Cash and cash equivalents at end of period	$75,713

See accompanying notes to consolidated condensed financial statements.

KKK-4

KIEWIT MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(in thousands, except per share data)

1.     Organization:

        Kiewit Materials Company ("KMC") was formed on February 2, 1999 as a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"). The consolidated condensed financial statements include the accounts of KMC and its subsidiaries (collectively, the "Company"). KMC's subsidiaries represent several affiliated operating corporations under common ownership, each of which is engaged in an aspect of the materials business, that were combined (the "Combination") on March 1, 1999 through a series of non-monetary contributions from PKS. On September 30, 2000, KMC became an independent company when PKS spun off its materials businesses in a tax-free transaction (the "Spin-off").

        The Combination has been accounted for at historical cost in a manner similar to a pooling of interests. All significant intercompany transactions have been eliminated in consolidation.

2.     Basis of Presentation:

        Subsequent to the Spin-off, the consolidated condensed financial statements include the accounts and operations of the Company on a stand- alone basis. PKS and the Company have entered into a number of agreements to facilitate the transition of the Company to an independent business enterprise.

        Prior to the Spin-off, the consolidated condensed financial statements reflect the assets, liabilities, revenues and expenses that were directly related to the Company as they were operated within PKS. Where assets and liabilities were not specifically identifiable to any particular business of PKS, only those assets and liabilities transferred to the Company are included in the Company's consolidated balance sheets. Regardless of the allocation of these assets and liabilities, however, the Company's consolidated condensed statements of earnings include all of the related costs of doing business including an allocation of certain general corporate expenses of PKS which were not directly related to the Company including costs for information technology, finance, legal, and corporate executive. These allocations were based on a variety of factors including, for example, personnel, space, time and effort and sales volume. Management believes these allocations were made on a reasonable basis.

        The financial information included herein for periods prior to the Spin- off may not necessarily be indicative of the financial position, results of operations or cash flows of the Company if it had been a separate, independent company during the periods prior to the Spin-off.

        All financial statements contained herein are unaudited and, in the opinion of management, contain all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of financial position and results of operations for the periods presented. The consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10K filed with the Securities and Exchange Commission on March 29, 2001. When appropriate, items within the consolidated condensed financial statements have been reclassed in the previous periods to conform to current year presentation.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

KKK-5

        The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the full year.

3.     Separation of KMC:

        On September 30, 2000, PKS management separated PKS's construction business and materials business into two separate, independent companies by distributing shares of common stock of KMC it then held as a dividend on a pro rata basis to PKS stockholders in the Spin-off. PKS stockholders received one share of KMC common stock for each share of PKS common stock they held on the record date.

        In connection with the Spin-off, KMC and PKS entered into various agreements including a Separation Agreement and a Tax Sharing Agreement.

        The Separation Agreement provides for the allocation of certain risks and responsibilities between KMC and PKS and for cross-indemnifications that are intended to allocate financial responsibility to PKS for liabilities arising out of the construction business and to allocate to KMC liabilities arising out of the materials business.

        Under the Tax Sharing Agreement, with respect to periods, or portions thereof, ending on or before the Spin-off, KMC and PKS generally will be responsible for paying the taxes relating to such returns, including any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities, that are allocable to the materials businesses and construction businesses, respectively. The Tax Sharing Agreement also provides that KMC and PKS will indemnify the other from certain taxes and expenses that would be assessed if the Spin-off were determined to be taxable, but solely to the extent that such determination arose out of the breach by KMC or PKS, respectively, of certain representations made to the Internal Revenue Service in connection with the private letter ruling issued with respect to the Spin-off.

4.     Earnings Per Share:

        Basic earnings per share have been computed using the weighted average number of shares outstanding during each period. Diluted earnings per share gives effect to convertible debentures considered to be dilutive common stock equivalents. The potentially dilutive convertible debentures are calculated in accordance with the "if converted" method. This method assumes that the after-tax interest expense associated with the debentures is an addition to income and the debentures are converted into equity with the resulting common shares being aggregated with the weighted average shares outstanding.

        Earnings per share, as presented in the Consolidated Condensed Statements of Earnings was calculated as if the 36,343,869 common shares issued in connection with the Spin-off were outstanding for all periods prior to the Spin-off.

KKK-6

	Three Months Ended June 30, 2001	Six Months Ended June 30, 2001
Net earnings available to common stockholders	$10,481	$16,315
Interest expense, net of tax effect, associated with convertible debentures	93	184

Net earnings for diluted shares	$10,574	$16,499

Total number of weighted average shares outstanding used to compute basic earnings per share	36,248	36,302
Additional dilutive shares assuming conversion of convertible debentures	1,158	1,158

Total number of shares used to compute diluted earnings per share	37,406	37,460

Net Earnings per share:
Basic	$.29	$.45

Diluted	$.28	$.44

5.     Inventories:

        Inventories consist of the following:

June 30, 2001
Raw materials	$13,293
Other	1,611

Total inventories	$14,904

6.     Intangible and Other Assets

        Intangible and other assets consist of the following:

June 30, 2001
Intangible assets, net of accumulated amortization of $1,708	$15,110
Land option	2,000
Notes receivable	2,713
Other	377

Total intangible and other assets	$20,200

7.     Comprehensive Income:

        Comprehensive income includes net earnings and unrealized gains (losses) on securities.

KKK-7

        Comprehensive income for the three and six months ended June 30, 2001 was as follows:

	Three Months Ended June 30, 2001	Six Months Ended June 30, 2001
Net earnings	$10,481	$16,315
Other comprehensive income (loss), before tax:
Unrealized losses arising during period	—	—

Comprehensive income	$10,481	$16,315

8.     Segment Reporting:

        The Company has four operating segments: Arizona Operations, Pacific Northwest Operations, Northern California Operations and Quarries Operations, which represent separately managed strategic business units that have different marketing strategies. Arizona Operations derives its revenue from the sale of aggregates, ready-mix, asphalt and paving operations. The Pacific Northwest Operations and Northern California Operations derive their revenues from the sale of aggregates, ready-mix and asphalt. Quarries Operations derives its revenue from the sale of aggregates. Arizona and Pacific Northwest Operations met the requirements of quantitative thresholds and are being disclosed as reportable operating segments. Other Operations includes the Northern California and Quarries Operations. Corporate Operations include corporate overhead, amortization and management fees for corporate overhead, which collectively are not reported to the chief operating decision maker by segment.

        The Company evaluates operating performance based on profit or loss from operations before the following items: goodwill amortization related to acquisitions, interest income, interest expense, management fees for corporate overhead and income taxes.

        Due to geographic locations, no intersegment sales or transfers are made between the segments. Segment asset information has not been presented as it is not reported to or reviewed by the chief operating decision maker.

KKK-8

Three months ended June 30, 2001	Arizona Operations	Pacific Northwest Operations	Other Operations	Corporate Operations	Total
Revenues	$109,871	$11,740	$16,221	$—	$137,832
Depreciation, depletion and amortization	$2,667	$1,295	$1,029	$821	$5,812
Operating income (loss)	$14,570	$2,420	$4,553	$(5,102)	$16,441

Six months ended June 30, 2001	Arizona Operations	Pacific Northwest Operations	Other Operations	Corporate Operations	Total
Revenues	$202,482	$21,728	$26,691	$—	$250,901
Depreciation, depletion and amortization	$5,214	$2,612	$2,067	$1,642	$11,535
Operating income (loss)	$23,925	$2,408	$5,875	$(6,999)	$25,209

        The Company's revenues by product for the three and six months ended June 30, 2001 are as follows:

	Three Months Ended June 30, 2001	Six Months Ended June 30, 2001
Aggregates (sand, gravel, crushed stone and railroad ballast)	$31,585	$56,363
Asphalt	26,465	43,761
Ready mix concrete	75,799	142,858
Other	3,983	7,919

Total revenue	$137,832	$250,901

9.     Acquisitions and Dispositions:

        On June 22, 2001, the Company acquired the assets of an operation in Arizona. This acquisition was accounted for by the purchase method and, accordingly, results of operations for the acquired business have been included in the consolidated statements of income from the date of acquisition. Pro forma financial information is not presented for the acquisition because the impact is not material to the results of operations. The initial purchase price was $1,000 of which $750 has been paid. Contingent consideration of $1,500 may be paid in August 2001 based on the seller obtaining permits and zoning.

        In April 2001, the Company sold land, which resulted in the recognition of a gain of $882. The Company also purchased land for $947 in cash and issued a note with a face value of $797, due August 2003. The note has no stated interest rate and is collateralized by land.

        On June 25, 2001, the Company paid $5,592 for land and mineral property and $300 for assets unrelated to the materials businesses. In connection with this purchase, the Company issued a $5,824 short-term note, which is reflected as accounts receivable in the financial statements at June 30, 2001. Later this year, the Company anticipates receiving full payment on the note and utilizing the proceeds to purchase additional land and mineral property for $5,824.

10.   Other Matters:

        The Company is involved in various lawsuits and claims incidental to its business. Management believes that any resulting liability, beyond that provided, should not materially affect the Company's future financial position, results of operations or cash flows.

KKK-9

Signature

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

RINKER GROUP LIMITED
(Registrant)

by:	/s/ D. Clarke
David Clarke
Managing Director

Dated: September 26, 2003

QuickLinks

CONTENTS
PART I
  Item 5 Operating and Financial Review and Prospects
  Item 6 Directors, Senior Management, and Employees
PART II
PART III
PART IV
Report of Independent Auditors
Combined statement of financial performance Year ended March 31 Rinker Group Limited and its controlled entities
Combined statement of financial position As at March 31 Rinker Group Limited and its controlled entities
Combined statement of cash flows Year ended March 31 Rinker Group Limited and its controlled entities
Combined statement of changes in shareholders' equity Year ended March 31 Rinker Group Limited and its controlled entities
Significant accounting policies Rinker Group Limited and its controlled entities
Notes to the combined financial statements Rinker Group Limited and its controlled entities
RINKER GROUP LIMITED (Australian Business Number 51 003 433 118) AND CONTROLLED ENTITIES UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED MARCH 31, 2003 PREPARED IN ACCORDANCE WITH AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES EXCEPT WHERE NOTED AMOUNTS ARE STATED IN AUSTRALIAN DOLLARS (A$) EXCEPT WHERE NOTED
RINKER GROUP LIMITED AND CONTROLLED ENTITIES UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL PERFORMANCE
RINKER GROUP LIMITED AND CONTROLLED ENTITIES UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL PERFORMANCE
RINKER GROUP LIMITED AND CONTROLLED ENTITIES UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED MARCH 31, 2003
RINKER GROUP LIMITED AND CONTROLLED ENTITIES UNAUDITED RECONCILIATION OF PRO FORMA NET PROFIT FROM AUSTRALIAN GAAP TO US GAAP FOR THE YEAR ENDED MARCH 31, 2003
RINKER GROUP LIMITED AND CONTROLLED ENTITIES NOTES TO THE UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL PERFORMANCE
KIEWIT MATERIALS COMPANY Independent Auditors' Report
KIEWIT MATERIALS COMPANY AND SUBSIDIARIES Consolidated Balance Sheet December 31, 2001
KIEWIT MATERIALS COMPANY AND SUBSIDIARIES Consolidated Balance Sheet December 31, 2001
KIEWIT MATERIALS COMPANY AND SUBSIDIARIES Consolidated Statement of Earnings For the fiscal year ended December 31, 2001
KIEWIT MATERIALS COMPANY AND SUBSIDIARIES Consolidated Statement of Changes in Redeemable Common Stock and Comprehensive Income (Loss) For the fiscal year ended December 31, 2001
KIEWIT MATERIALS COMPANY AND SUBSIDIARIES Consolidated Statement of Cash Flows For the fiscal year ended December 31, 2001
KIEWIT MATERIALS COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except per share data)
Schedule II Valuation and Qualifying Accounts and Reserves
KIEWIT MATERIALS COMPANY AND SUBSIDIARIES Consolidated Condensed Balance Sheet
KIEWIT MATERIALS COMPANY AND SUBSIDIARIES Consolidated Condensed Statement of Earnings (unaudited)
KIEWIT MATERIALS COMPANY AND SUBSIDIARIES Consolidated Condensed Statement of Cash Flows (unaudited)
KIEWIT MATERIALS COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (in thousands, except per share data)
KIEWIT MATERIALS COMPANY AND SUBSIDIARIES Consolidated Condensed Balance Sheet
KIEWIT MATERIALS COMPANY AND SUBSIDIARIES Consolidated Condensed Statement of Earnings (unaudited)
KIEWIT MATERIALS COMPANY AND SUBSIDIARIES Consolidated Condensed Statement of Cash Flows (unaudited)
KIEWIT MATERIALS COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (in thousands, except per share data)